BATS Y-EXCHANGE, INC.

FORM 1 APPLICATION

Filed with Commission: October 19, 2009

BATS
Y-EXCHANGE,
INC.

FORM 1
APPLICATION

Submitted:
October 19, 2009

10-198

[redacted]

09052568

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **10/19/09**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

RECEIVED
OCT 20 2009
OFFICE OF THE SECRETARY

☒ APPLICATION ☐ AMENDMENT

1. State the name of the applicant: BATS Y-Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Y-Exchange, Inc. (Title) (212) 378-8520 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
14 Wall Street
New York, NY 10005

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 7/30/09 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 10/19/09 (MM/DD/YY) BATS Y-Exchange, Inc. (Name of Applicant)

By: Joe Ratt (Signature) Joe Ratterman, President & CEO (Printed Name and Title)

Subscribed and sworn before me this 19th day of October (Month), 2009 (Year) by Brooke Bejan (Notary Public)

My Commission expires 8/10/13 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BROOKE BEJAN
My Appt. Exp. 8/10/13

1040044

EXHIBIT INDEX*

* This exhibit index summarizes the exhibits required by the Form 1 Application for Registration as a National Securities Exchange.

EXHIBIT A

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

BATS Y-Exchange, Inc. ("BATS YX" or the "Exchange") is applying to register as a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934. The following materials are submitted in response to this Exhibit A:

1. Certificate of Incorporation of BATS Y-Exchange, Inc. (attached as Exhibit A(1))

2. By-Laws of BATS Y-Exchange, Inc. (attached as Exhibit A(2))

3. Proposed Amended and Restated By-Laws of BATS Y-Exchange, Inc. (attached as Exhibit A(3))

Exhibit A(1)

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS Y-EXCHANGE, INC.", FILED IN THIS OFFICE ON THE THIRTIETH DAY OF JULY, A.D. 2009, AT 5:51 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W Bullock, Secretary of State

4715533 8100

090742517

AUTHENTICATION: 7449959

DATE: 07-31-09

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:06 PM 07/30/2009
FILED 05:51 PM 07/30/2009
V 090742517 - 4715533 FILE

CERTIFICATE OF INCORPORATION OF BATS Y-EXCHANGE, INC.

First. The name of the corporation is BATS Y-Exchange, Inc.

Second. The initial registered office of the corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Third. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth. The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

Fifth. The name and mailing address of the incorporator is:

Name	Mailing Address
Joe Ratterman	8050 Marshall Drive Suite 120 Lenexa, Kansas 66214

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 30th day of July, 2009.

INCORPORATOR:

/s/ Joe Ratterman
Joe Ratterman

BYLAWS

OF

BATS Y-EXCHANGE, INC.

(a Delaware corporation)

ARTICLE I.

OFFICES

1.1. Principal and Business Offices. The corporation may have such principal and other business offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the corporation may require from time to time.

1.2. Registered Office. The registered office of the corporation required by the Delaware General Corporation Law to be maintained in the State of Delaware may be, but need not be, identical with the principal office in the State of Delaware, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

ARTICLE II.

STOCKHOLDERS

2.1. Annual Meeting. The annual meeting of the stockholders shall be held on the third Tuesday of July of each year or at such other time as may be designated from time to time by the Board of Directors for the purposes of electing directors and for the transaction of such other business as may come before the meeting.

2.2. Special Meeting. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors or the President or the Secretary or by the person, or in the manner, designated by the Board of Directors.

2.3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting of stockholders called by the Board of Directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the registered office of the corporation in the State of Delaware.

2.4. Notice of Meeting. Written notice stating the place, day and hour of the meeting of stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each stockholder of record entitled to vote at such meeting not less than ten (10) days (unless a longer period is required by law or the articles of incorporation) not more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Board of Directors, the President, the Secretary, or any other officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock record books of the corporation, with postage thereon prepaid.

2.5. Adjournment. Any meeting of stockholders may be adjourned to reconvene at any place designated by vote of a majority of the shares represented thereat. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. No notice of the time or place of an adjournment need be given if the time and place are announced at the meeting at which an adjournment is taken, unless the adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting shall be given to each stockholder. Unless a new record date for the adjourned meeting is fixed, the determination of stockholders of record entitled to notice or to vote at the meeting at which adjournment is taken shall apply to the adjourned meeting.

2.6. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days, and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed, the record date for determining:

(a) stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice if waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) stockholders entitled to express consent to a corporate action in writing without meeting shall be the day on which the first written consent is expressed; or

(c) stockholders for any other purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.7. Voting Records. The officer having charge of the stock transfer books for shares of the corporation shall, at least ten (10) days before each meeting of stockholders, make a complete record of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open tot he examination of any stockholders, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held as specified in the notice of the meeting or at the place of the meeting. The record shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholders present. The original stock transfer books shall be the only evidence as to who are the stockholders entitled to examine such record or transfer books or to vote at any meeting of stockholders.

2.8. Quorum. Except as otherwise provided in the certificate of incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, but in no event shall less than one-third of the shares entitled to vote constitute a quorum. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders unless the vote of a greater number or voting by classes is require by law or the certificates of incorporation. Though less than a quorum of the outstanding shares are represented at a meeting, a majority of the shares represented at a meeting which initially had a quorum may adjourn the meeting from time to time without further notice.

2.9. Conduct of Meeting. The President or, in his absence, a Vice President in the order provided under Section 4.6 or, in their absence, any person chosen by the stockholders present, shall call the meeting of the stockholders to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the stockholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

2.10. Proxies. At all meetings of stockholders, a stockholder entitled to vote may vote in person, by proxy, appointed in writing by the stockholder, or by his duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. Unless otherwise provided in the proxy and supported by sufficient interest, a proxy may be revoked at any time before it is voted, either by written notice filed with the Secretary or the acting secretary, or by oral notice given by the stockholder to the presiding officer during the meeting. The presence of a stockholder who has filed a proxy shall not of itself constitute a revocation. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy. The Board of Directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxies.

2.11. Voting of Shares. Each outstanding share shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of the shares of any class or classes are enlarged, limited or denied by the certificate of incorporation.

2.12. Voting of Shares by Certain Holders.

(a) Other Corporations. Shares standing in the name of another corporation may be voted either in person or by proxy, by the president of such corporation or any other officer appointed by such president. A proxy executed by any principal officer of such other corporation or assistant thereto shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, of the designation of some other person by the board of directors or the bylaws of such other corporation.

(b) Legal Representatives and Fiduciaries. Shares held by any administrator, executor, guardian, conservator, trustee in bankruptcy, receiver, or assignee for creditors may be voted by a duly executed proxy, without a transfer of such shares to his name. Shares standing in the name of a fiduciary may be voted by him, either in person or by proxy. A proxy executed by a fiduciary, shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, that such manner of voting is expressly prohibited or otherwise directed by the document creating the fiduciary relationship.

(c) Pledgees. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer of the shares the pledgor has expressly authorized the pledgee to vote the shares and thereafter the pledgee, or his proxy, shall be entitled to vote the shares so transferred.

(d) Treasury Stock and Subsidiaries. Neither treasury shares, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares entitled to vote, but shares of its own issue held by its corporation in a fiduciary capacity, or held by such other corporation in a fiduciary capacity, may be voted and shall be counted in determining the total number of outstanding shares entitled to vote.

(e) Joint Holders. Shares of record in the names of two or more persons or shares to which two or more persons have the same fiduciary relationship, unless the Secretary of the corporation is given notice otherwise and furnished with a copy of the instrument creating the relationship, may be voted as follows: (i) if voted by an individual, his vote binds all holders; or (ii) if voted by more than one holder, the majority vote binds all, unless the vote is evenly split in which case the shares may be voted proportionately, or according to the ownership interest as shown in the instrument filed with the Secretary of the corporation.

2.13. Waiver of Notice by Stockholders. Whenever any notice is required to be given to any stockholder of the corporation under the certificate of incorporation or bylaws or any provision of the Delaware General Corporation Law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the stockholder entitled to such notice, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where the person attends for the express purpose of objecting to the transaction of any business. Neither the business nor the purpose of any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in the waiver.

2.14. Stockholders Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at a meeting of the stockholders, may be taken without a meeting, prior notice or vote, if a consent in writing, setting forth the action so taken, shall be signed by the number of stockholders required to authorize such action at a meeting. If the action is authorized by less than unanimous consent, notice of the action shall be given to nonconsenting stockholders.

ARTICLE III.

BOARD OF DIRECTORS

3.1. General Powers and Number. The business and affairs of the corporation shall be managed by its Board of Directors. The number of directors of the corporation shall be one (1) or such other specific number as may be designated from time to time by resolution of the Board of Directors.

3.2. Tenure and Qualifications. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been qualified and elected, or until his prior death, resignation or removal. A director may be removed from office by affirmative vote of a majority of the outstanding shares entitled to vote for the election of such director, taken at a meeting of stockholders called for that purpose. A director may resign at any time by filing his written resignation with the Secretary of the corporation. Directors need not be residents of the State of Delaware or stockholders of the corporation.

3.3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this by-law immediately after the annual meeting of stockholders, and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of stockholders which precedes it, or such other suitable place as may be announced at such meeting of stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution.

3.4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, Secretary or Treasurer. The President or Secretary calling any special meeting of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them, and if no other place is fixed the place of the meeting shall be the registered office of the corporation in the State of Delaware.

3.5. Notice; Waiver. Notice of each meeting of the Board of Directors (unless otherwise provided in or pursuant to Section 3.3) shall be given to each director not less than twenty-four (24) hours prior to the meeting by giving oral, telephone or written notice to a director in person, or by telegram, or not less than three (3) days prior to a meeting by delivering or mailing notice to the business address or such other address as a director shall have designated in writing and filed with the Secretary. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Whenever any notice is required to be given to any director of the corporation under the certificate of incorporation or bylaws or any provision of law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting and objects thereat to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.6. Quorum. Except as otherwise provided by law or by the certificate of incorporation or these bylaws, a majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but in no event shall less than one-third of the directors constitute a quorum. A majority of the directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

3.7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by law or by the certificate of incorporation or these bylaws.

3.8. Conduct of Meetings. The President, or, in his absence a Vice President in the order provided under Section 4.6, or, in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding officer may appoint any Assistant Secretary or any director or other person present to act as secretary of the meeting.

3.9. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled until the next succeeding annual election by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors; provided, that in case of a vacancy created by the removal of a director by vote of the stockholders, the stockholders shall have the right to fill such vacancy at the same meeting or any adjournment thereof.

3.10. Compensation. The Board of Directors, by affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

3.11. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors or a committee thereof of which he is a member at which action on any corporate matter is taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.12. Committees. The Board of Directors by resolution adopted by the affirmative vote of a majority of the directors may designate one or more committees, each committee to consist of one or more directors elected by the Board of Directors, which to the extent provided in said resolution as initially adopted, and as thereafter supplemented or amended by further resolution adopted by a like vote, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

3.13. Unanimous Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken by the Board of Directors at a meeting or by a resolution of any committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken, filed with the minutes of the proceedings, shall be signed by all of the directors then in office.

3.14. Telephonic Meetings. Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

ARTICLE IV.

OFFICERS

4.1. Number. The principal officers of the corporation shall be a President, or any number of Vice Presidents, and a Secretary, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any number of offices may be held by the same person.

4.2. Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected or until his prior death, resignation or removal. Any officer may resign at any time upon written notice to the corporation. Failure to elect officers shall not dissolve or otherwise affect the corporation.

4.3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment shall not of itself create contract rights.

4.4. Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term.

4.5. President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall, in general, supervise and control all of the business and affairs of the corporations. He shall, when present, preside at all meetings of the stockholders and of the Board of Directors. He shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as he shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. He shall have authority to sign, execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments, of every conceivable kind and character whatsoever, necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or the Board of Directors, he may authorize any Vice President or other officer or agent of the corporation to sign, execute and acknowledge such documents or instruments in his place and stead. In general he shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

4.6. The Vice President. In the absence of the President or in the event of his death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, the Vice President, if one is elected, (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of his authority to act in the stead of the President.

4.7. The Secretary. The Secretary shall: (a) keep the minutes of the meetings of the stockholders and of the Board of Directors in one or more books provided for the purpose; (b) attest instruments to be filed with the Secretary of State; (c) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (d) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (e) keep or arrange for the keeping of a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (f) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors.

4.8. The Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Section 5.3; and (c) in general perform all of the duties incident to the office of Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

4.9. Assistant Secretaries and Assistant Treasurers. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time authorize, if any. The Assistant Secretaries may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of the duties in such sums and with such sureties as the Board of Directors shall determine. the Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

4.10. Other Assistants and Acting Officers. The Board of Directors shall have the power to appoint any person to act as assistant to any officer, or as agent for the corporation in his stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors shall have the power to perform all the duties of the office to which he is so appointed to be an assistant, or as to which he is so appointed to act, excerpt as such power may be otherwise defined or restricted by the Board of Directors.

4.11. Salaries. The salaries of the principal officers shall be fixed from time to time by the Board of Directors or by a duly authorized committee thereof, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE V.

CONTRACTS, LOAN, CHECKS AND DEPOSITS; SPECIAL CORPORATE ACTS

5.1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute or deliver any instrument in the name of and on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer; the Secretary or an Assistant Secretary, when necessary or required, shall affix the corporate seal thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

5.2. Loans. No indebtedness for borrowed money shall be contracted on behalf of the corporation and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

5.3. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as may be selected by or under the authority of a resolution of the Board of Directors.

5.4. Voting of Securities Owned by this Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the President of this corporation if he is present, or in his absence, by a Vice President of this corporation who may be present, and (b) whenever, in the judgment of the President, or in his absence, of a Vice President, it is desirable for this corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by this corporation, such proxy or consent shall be executed in the name of this corporation by the President or one of the Vice Presidents of this corporation, without necessity of any authorization by the Board of Directors affixation of corporate seal or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by its corporation the same as such shares or other securities might be voted by this corporation.

ARTICLE VI.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form, consistent with law, as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary or Treasurer or Assistant Treasurer. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as provided in Section 6.06.

6.2. Facsimile Signatures and Seal. The seal of the corporation on any certificates for shares may be a facsimile. The signature of the President or Vice President and the Secretary or Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or a registrar, other than the corporation itself or an employee of the corporation.

6.3. Signature by Former Officers. In case any officer, who has signed or whose facsimile signature has been placed upon any certificate for shares, shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

6.4. Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer, the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to have and exercise all the rights and power of an owner. Where a certificate for shares is presented to the corporation with a request to register for transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the corporation had no duty to inquire into adverse claims or has discharged by such duty. The corporation may require reasonable assurance that said endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or under the authority of the Board of

Directors. Where a transfer of shares is made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the shares are presented, both the transferor and the transferee so request.

6.5. Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the corporation upon the transfer of such shares. Otherwise the restriction is invalid except against those with actual knowledge of the restrictions.

6.6. Lost, Destroyed or Stolen Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the person requesting such new certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.7. Consideration for Shares. The shares of the corporation may be issued for such consideration as shall be fixed from time to time by the Board of Directors, consistent with the laws of the State of Delaware.

6.8. Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with the statutes of the State of Delaware as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the corporation.

ARTICLE VII.

SEAL

7.1. The Board of Directors may, at their discretion, provide a corporate seal in an appropriate form.

ARTICLE VIII.

FISCAL YEAR

8.1. The fiscal year of the corporation shall begin on the first day of January and end on the last day of December in each year.

ARTICLE IX.

AMENDMENTS

9.1. By Stockholders. These bylaws may be adopted, amended or repealed and new bylaws may be adopted by the stockholders entitled to vote at the stockholders' annual meeting without prior notice or any other meeting provided the amendment under consideration has been set forth in the notice of meeting, by affirmative vote of net less than a majority of the shares present or represented at any meeting at which a quorum is in attendance.

9.2. By Directors. These bylaws may be adopted, amended or repealed by the Board of Directors as provided in the certificate of incorporation by the affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; but no by-law adopted by the stockholders shall be amended or repealed by the Board of Directors if the bylaws so provide.

9.3. Implied Amendments. Any action taken or authorized by the Board of Directors, which would be inconsistent with the bylaws then in effect but it taken or authorized by affirmative vote of not less than the number of directors required to amend the bylaws so that the bylaws would be consistent with such action, shall be given the same effect as though the bylaws had been temporarily amended or suspended so far, but only so far, as is necessary to permit the specific action so taken or authorized.

ARTICLE X.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

10.1. Indemnification of Directors, Officers and Employees. The Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that the person, his or her testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor of the Corporation.

DRAFT

**AMENDED AND RESTATED
BY-LAWS OF BATS Y-EXCHANGE, INC.
(a Delaware corporation)**

ARTICLE I

Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means BATS Y-Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these By-Laws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these By-Laws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these By-Laws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be BATS Global Markets, Inc.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The number of Directors of the Company shall be ten (10).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 p.m. Central Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

(g) The initial Directors of the Board of Directors shall be appointed by the stockholder and shall serve until the first annual meeting of stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article III, Section 2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these By-Laws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the

Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE IV

STOCKHOLDERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these By-Laws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these By-Laws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The

Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these By-Laws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the

Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, assess Exchange's regulatory performance, and assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

ARTICLE VI

Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal, or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof , and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees And Other Agents.

The Company shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the director or executive officer. Any right to indemnification or advances granted by this Article VIII to a director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Laws, agreement, vote of Stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights.* The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance*. The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments*. Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause*. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated, or by any other applicable law.

(i) *Certain Definitions*. For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a "director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency By-Laws

Section 1. By Stockholders or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation, or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts is business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

(a) The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the shareholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Operational Date of Exchange

The Company has been formed in anticipation of its registration by the United States Securities and Exchange Commission as a national securities exchange. During the period between incorporation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 2. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 3. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of BATS Global Markets, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of BATS Global Markets, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 4. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 5. Dividends

Subject to any provisions of any applicable statute, other provisions of these By-Laws, or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 6. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 7. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 8. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 9. Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

EXHIBIT B

Exhibit B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response:

1. Proposed Rules of BATS Y-Exchange, Inc. (attached as Exhibit B(1))

Exhibit B(1)

DRAFT

BATS Y-EXCHANGE, INC.

RULES OF BATS Y-EXCHANGE, INC.

(____________, 2009)

TABLE OF CONTENTS

CHAPTER I. ADOPTION, INTERPRETATION AND APPLICATION OF RULES, AND DEFINITIONS

Rule 1.1. Adoption of Exchange Rules

The following Exchange Rules are adopted pursuant to Article III, Section 1 and Article X, Section 1 of the By-Laws of the Exchange.

Rule 1.2. Interpretation

Exchange Rules shall be interpreted in such a manner to comply with the rules and requirements of the Act and to effectuate the purposes and business of the Exchange, and to require that all practices in connection with the securities business be just, reasonable and not unfairly discriminatory.

Rule 1.3. Applicability

Exchange Rules shall apply to all Members and persons associated with a Member.

Rule 1.4. Effective Time

All Exchange Rules shall be effective when approved by the Commission in accordance with the Act and the rules and regulations thereunder, except for those Rules that are effective upon filing with the Commission in accordance with the Act and the rules thereunder and except as otherwise specified by the Exchange or provided elsewhere in these Rules.

Rule 1.5. Definitions

Unless the context otherwise requires, for all purposes of these Exchange Rules, terms used in Exchange Rules shall have the meaning assigned in Article I of the Exchange's By-Laws or as set forth below:

(a) Act

The term "Act" or "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(b) Adverse Action

The term "adverse action" shall mean any action taken by the Exchange which affects adversely the rights of any Member, applicant for membership, or any person associated with a Member (including the denial of membership and the barring of any person from becoming associated with a Member) and any prohibition or limitation by the Exchange imposed on any person with respect to access to services offered by the Exchange, or a Member thereof. This term does not include disciplinary actions for violations of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the By-Laws or Exchange Rules or any interpretation thereof or resolution or order of the Board or appropriate Exchange committee which has been filed with the Commission pursuant to Section 19(b) of the Act and has become effective thereunder. Review of disciplinary actions is provided for in Chapter VIII of the Exchange Rules.

(c) After Hours Trading Session

The term "After Hours Trading Session" shall mean the time between 4:00 p.m. and 5:00 p.m. Eastern Time.

(d) Authorized Trader

The term "Authorized Trader" or "AT" shall mean a person who may submit orders (or who supervises a routing engine that may automatically submit orders) to the Exchange's trading facilities on behalf of his or her Member or Sponsored Participant.

(e) BATS Book

The term "BATS Book" shall mean the System's electronic file of orders.

(f) Board and Board of Directors

The terms "Board" and "Board of Directors" shall mean the Board of Directors of the Exchange.

(g) Broker

The term "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(h) Commission

The term "Commission" shall mean the Securities and Exchange Commission.

(i) Dealer

The term "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) Designated Self-Regulatory Organization

The term "designated self-regulatory organization" shall mean a self-regulatory organization, other than the Exchange, designated by the Commission under Section 17(d) of the Act to enforce compliance by Members with Exchange Rules.

(k) Exchange

The term "Exchange" shall mean BATS Y-Exchange, Inc., a registered national securities exchange.

(l) Market Maker

The term "Market Maker" shall mean a Member that acts as a Market Maker pursuant to Chapter XI.

(m) Market Maker Authorized Trader

The term "Market Maker Authorized Trader" or "MMAT" shall mean an authorized trader who performs market making activities pursuant to Chapter XI on behalf of a Market Maker.

(n) Member

The term "Member" shall mean any registered broker or dealer that has been admitted to membership in the Exchange. A Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act. Membership may be granted to a sole proprietor, partnership, corporation, limited liability company or other organization which is a registered broker or dealer pursuant to Section 15 of the Act, and which has been approved by the Exchange.

(o) NBB, NBO and NBBO

The term "NBB" shall mean the national best bid, the term "NBO" shall mean the national best offer, and the term "NBBO" shall mean the national best bid or offer.

(p) Person

The term "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(q) Person Associated with a Member

The terms "person associated with a Member" or "associated person of a Member" means any partner, officer, director, or branch manager of a Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Member, or any employee of such Member, except that any person associated with a Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Rules.

(r) Pre-Opening Session

The term "Pre-Opening Session" shall mean the time between 8:00 a.m. and 9:30 a.m. Eastern Time.

(s) Protected NBB, Protected NBO and Protected NBBO

The term "Protected NBB" shall mean the national best bid that is a Protected Quotation, the term "Protected NBO" shall mean the national best offer that is a Protected Quotation, and the term "Protected NBBO" shall mean the national best bid or offer that is a Protected Quotation.

(t) Protected Bid, Protected Offer and Protected Quotation

The term "Protected Bid" or "Protected Offer" shall mean a bid or offer in a stock that is (i) displayed by an automated trading center; (ii) disseminated pursuant to an effective national market system plan; and (iii) an automated quotation that is the best bid or best offer of a national securities exchange or association. The term "Protected Quotation" shall mean a quotation that is a Protected Bid or Protected Offer.

(u) Qualified Clearing Agency

The term "Qualified Clearing Agency" means a clearing agency registered with the Commission pursuant to Section 17A of the Act that is deemed qualified by the Exchange.

(v) Registered Broker or Dealer

The term "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(w) Regular Trading Hours

The term "Regular Trading Hours" means the time between 9:30 a.m. and 4:00 p.m. Eastern Time.

(x) Sponsored Participant

The term "Sponsored Participant" shall mean a person which has entered into a sponsorship arrangement with a Sponsoring Member pursuant to Rule 11.3.

(y) Sponsoring Member

The term "Sponsoring Member" shall mean a broker-dealer that has been issued a membership by the Exchange who has been designated by a Sponsored Participant to execute, clear and settle transactions resulting from the System. The Sponsoring Member shall be either (i) a clearing firm with membership in a clearing agency registered with the Commission that maintains facilities through which transactions may be cleared or (ii) a correspondent firm with a clearing arrangement with any such clearing firm.

(z) Statutory Disqualification

The term "statutory disqualification" shall mean any statutory disqualification as defined in Section 3(a)(39) of the Act.

(aa) System

The term "System" shall mean the electronic communications and trading facility designated by the Board through which securities orders of Users are consolidated for ranking, execution and, when applicable, routing away.

(bb) Top of Book

The term "Top of Book" shall mean the best-ranked order to buy (or sell) in the BATS Book as ranked pursuant to Rule 11.8.

(cc) User

The term "User" shall mean any Member or Sponsored Participant who is authorized to obtain access to the System pursuant to Rule 11.3.

(dd) UTP Security

The term "UTP Security" shall mean any security that is not listed on the Exchange but is traded on the Exchange pursuant to unlisted trading privileges.

CHAPTER II. MEMBERS OF THE EXCHANGE

Rule 2.1. Rights, Privileges and Duties of Members

Unless otherwise in the Exchange Rules or the By-Laws of the Exchange, each Member shall have the rights, privileges and duties of any other Member.

Rule 2.2. Obligations of Members and the Exchange

In addition to all other obligations imposed by the Exchange in its By-Laws or the Exchange Rules, all Members, as a condition of effecting approved securities transactions on the Exchange's trading facilities, shall agree to be regulated by the Exchange and shall recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, its By-Laws, its interpretations and policies and with the provisions of the Act and regulations thereunder, and that, subject to orders and rules of the Commission, the Exchange is required to discipline Members and persons associated with Members for violations of the provisions of the Exchange Rules, its By-Laws, its interpretations and policies and the Act and regulations thereunder, by expulsion, suspension, limitation of activities, functions, and operations, fines, censure, being suspended or barred from being associated with a Member, or any other fitting sanction.

Rule 2.3. Member Eligibility

Except as hereinafter provided, any registered broker or dealer which is a member of another registered national securities exchange or association (other than or in addition to the Exchange's affiliate, BATS Exchange, Inc.) or any person associated with such a registered broker or dealer shall be eligible to be, and to remain, a Member of the Exchange.

Rule 2.4. Application Process and Waive-In

For a temporary period beginning on the date the Exchange is approved by the SEC as a national securities exchange and ending 90 days after such date, an applicant that is: (i) a current member of BATS Exchange, Inc., and (ii) an active member of FINRA or a registered national securities exchange, may apply to become a Member by submitting a waive-in application form as prescribed by the Exchange, including an agreement or agreements conforming with Rule 2.6(a)(1) through (a)(5). The Exchange may request additional documentation in addition to the waive-in application form in order to determine that a waive-in applicant meets the qualification standards set forth in Rule 2.5.

Rule 2.5. Restrictions

(a) No person may become a Member or continue as a Member in any capacity on the Exchange where:

(1) such person is other than a natural person and is not a registered broker or dealer;

(2) such person is a natural person who is not either a registered broker or dealer or associated with a registered broker or dealer;

(3) such person is subject to a statutory disqualification, except that a person may become a Member or continue as a Member where, pursuant to Rules 19d-1, 19d-2, 19d-3 and 19h-1 of the Act, the Commission has issued an order providing relief from such a disqualification and permitting such a person to become a Member; or

(4) such person is not a member of another registered national securities exchange or association.

(b) No natural person or registered broker or dealer shall be admitted as, or be entitled to continue as, a Member or an associated person of a Member, unless such natural person or broker or dealer meets the standards of training, experience and competence as the Exchange may prescribe. Each Member shall have the responsibility and duty to ascertain by investigation the good character, business repute, qualifications and experience of any person applying for registration with the Exchange as an associated person of a Member.

(c) No registered broker or dealer shall be admitted as, or be entitled to continue as, a Member if such broker or dealer:

(1) fails to comply with either the financial responsibility requirements established by Rule 15c3-1 under the Act, or such other financial responsibility and operational capability requirements as may be established by the Exchange Rules;

(2) fails to adhere to the Exchange Rules relating to the maintenance of books and records or those rules of other self-regulatory organizations of which such broker or dealer is or was a Member;

(3) fails to demonstrate to the Exchange adequate systems capability, capacity, integrity and security necessary to conduct business on the Exchange;

(4) is not a member of a Qualified Clearing Agency, or does not clear transactions executed on the Exchange through another Member that is a member of a Qualified Clearing Agency;

(5) is subject to any unsatisfied liens, judgments or unsubordinated creditor claims of a material nature, which, in the absence of a reasonable explanation therefor, remain outstanding for more than six months;

(6) has been subject to any bankruptcy proceeding, receivership or arrangement for the benefit of creditors within the past three years; or

(7) has engaged in an established pattern of failure to pay just debts or has defaulted, without a reasonable explanation, on an obligation to a self-regulatory organization, or any member of a self-regulatory organization.

(d) No person shall be admitted as a Member or as an associated person of a Member where it appears that such person has engaged, and there is a reasonable likelihood that such person again may engage, in acts or practices inconsistent with just and equitable principles of trade. .

(e) No person shall become an associated person of a Member unless such person agrees:

(1) to supply the Exchange with such information with respect to such person's relationships and dealings with the Member as may be specified by the Exchange;

(2) to permit examination of such person's books and records by the Exchange to verify the accuracy of any information so supplied; and

(3) to be regulated by the Exchange and to recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, the By-Laws, the interpretations and policies of the Exchange and the provisions of the Act and the regulations thereunder.

Interpretations and Policies

.01 Proficiency Examinations:

(a) The Exchange may require the successful completion of a written proficiency examination to enable it to examine and verify that prospective Members and associated persons of Members have adequate training, experience and competence to comply with the Exchange Rules and policies of the Exchange.

(b) If the Exchange requires the completion of such proficiency examinations, the Exchange may, in exceptional cases and where good cause is shown, waive such proficiency examinations as are required by the Exchange upon written request of the applicant and accept other standards as evidence of an applicant's qualifications. Advanced age, physical infirmity or experience in fields ancillary to the securities business will not individually of themselves constitute sufficient grounds to waive a proficiency examination.

(c) The Exchange requires the General Securities Representative Examination ("Series 7" or equivalent foreign examination module approved by the Exchange) in qualifying persons seeking registration as general securities representatives, including as Authorized Traders on behalf of Members. The Exchange uses the Uniform Application for Securities Industry Registration or Transfer ("Form U4") as part of its procedure for registration and oversight of Member personnel.

(d) The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two Principals with the Exchange. A Limited Size Proprietary Firm is required to register at least one Principal with the Exchange. In addition, the Exchange may waive the two Principal requirement in situations that indicate conclusively that only one Principal associated with the Member should be required. For purposes of this paragraph (d), a "Principal" shall be any individual responsible for supervising the activities of a Member's Authorized Traders. Each Principal is required to successfully complete the General Securities Principal Examination ("Series 24"). The Exchange uses Form U4 as part of its procedure for registration and oversight of Member personnel.

(e) Each Member subject to Exchange Act Rule 15c3-1 shall designate a Financial/Operations Principal. The duties of a Financial/Operations Principal shall include taking appropriate actions to assure that the Member complies with applicable financial and operational requirements under Exchange Rules and the Exchange Act, including but not limited to those requirements relating to the submission of financial reports and the maintenance of books and records. Each Financial/Operations Principal is required to successfully complete the Financial and Operations Principal Examination ("Series 27"). The Exchange uses Form U4 as part of its procedure for registration and oversight of Member personnel. A Financial/Operations Principal of a Member may be a full-time employee of the Member or may be a part-time employee or independent contractor of the Member. The Exchange may waive the requirements of this paragraph (e) if a Member has satisfied the financial and operational requirements of its designated examining authority applicable to registration.

(f) For purposes of paragraph (d) above, a "proprietary trading firm" shall mean a Member that trades its own capital, that does not have customers, and that is not a member of the Financial Industry Regulatory Authority. In addition, to qualify for this definition, the funds used by a proprietary trading firm must be exclusively firm funds, all trading must be in the firm's accounts, and traders must be owners of, employees of, or contractors to the firm.

(g) For purposes of paragraph (f) above, a "customer" shall not include a broker or dealer.

.02 Continuing Education Requirements:

(a) No Member shall permit any Authorized Trader, Principal or Financial/Operations Principal (each a "Registered Representative") to continue to, and no Registered Representative shall continue to, perform duties as an Registered Representative on behalf of such Member, unless such person has complied with the continuing education requirements of this paragraph (a). Each Registered Representative shall complete the Regulatory Element of the continuing education program on the occurrence of their second registration anniversary date and every three years thereafter or as otherwise prescribed by the Exchange. On each occasion, the Regulatory Element must be completed within 120 days after the person's registration anniversary date. A person's initial registration date, also known as the "base date," shall establish the cycle of anniversary dates for purposes of this Rule. The content of the Regulatory Element of the program shall be determined by the Exchange for each registration category of persons subject to the Rule.

(b) Unless otherwise determined by the Exchange, Registered Representative who have not completed the Regulatory Element of the program within the prescribed time frames will have their registration deemed inactive until such time as the requirements of the program have been satisfied. Any person whose registration has been deemed inactive under this Rule shall cease all activities as a Registered Representative and is prohibited from performing any duties and functioning in any capacity requiring registration. A registration that is inactive for a period of two years will be administratively terminated. A person whose registration is so terminated may reactivate the registration only by reapplying for registration and satisfying applicable registration and qualification requirements of the Exchange's Rules. The Exchange may, upon application and a showing of good cause, allow for additional time for a Registered Representative to satisfy the program requirements.

(c) Unless otherwise determined by the Exchange, a Registered Representative will be required to retake the Regulatory Element and satisfy all of its requirements in the event such person:

(1) is subject to any statutory disqualification as defined in Section 3(a)(39) of the Exchange Act,

(2) is subject to suspension or to the imposition of a fine of $5,000 or more for violation of any provision of any securities law or regulation, or any agreement with or rule or standard of conduct of any securities governmental agency, securities self-regulatory organization, or as imposed by any such regulatory or self-regulatory organization in connection with a disciplinary proceeding, or

(3) is ordered as a sanction in a disciplinary action to retake the Regulatory Element by any securities governmental agency or securities self-regulatory organization.

The retaking of the Regulatory Element shall commence with participation within 120 days of the Registered Representative becoming subject to the statutory disqualification, in the case of (1) above, or the disciplinary action becoming final, in the case of (2) or (3) above. The date of the disciplinary action shall be treated as such person's base date for purposes of this Rule.

(d) Any Registered Representative who has terminated association with a registered broker or dealer and who has, within two (2) years of the date of termination, become reassociated in a registered capacity with a registered broker or dealer shall participate in the Regulatory Element at such intervals that may apply (second anniversary and every three years thereafter) based on the initial registration anniversary date, rather than based on the date of reassociation in a registered capacity.

Rule 2.6. Application Procedures for Membership or to become an Associated Person of a Member

(a) Applications for membership shall be made to the Exchange and shall contain the following:

(1) An agreement to abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board and penalties imposed by the Board, and any duly authorized committee; provided, however, that such agreement shall not be construed as a waiver by the applicant of any right to appeal as provided in the Act.

(2) An agreement to pay such dues, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) An agreement that the Exchange and its officers, employees and members of its Board and of any committee shall not be liable, except for willful malfeasance, to the applicant or to any other person, for any action taken by such director, officer or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board or any duly authorized committee.

(4) An agreement that, in cases where the applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the applicant against the Exchange or any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00); provided, however, that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals.

(5) An agreement to maintain and make available to the Exchange, its authorized employees and its Board or committee members such books and records as may be required to be maintained by the Commission or the Exchange Rules.

(6) Such other reasonable information with respect to the applicant as the Exchange may require.

(b) Applications for association with a Member shall be made on Form U4 and such other forms as the Exchange may prescribe, and shall be delivered to the Exchange in such manner as designated by the Exchange.

(c) If the Exchange is satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter, the Exchange shall promptly notify, in writing, the applicant of such determination, and the applicant shall be a Member.

(d) If the Exchange is not satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter, the Exchange shall promptly notify the applicant of the grounds for denying the applicant. The Board on its own motion may reverse the determination that the applicant is not qualified for membership. If a majority of the Board specifically determines to reverse the determination to deny membership, the Board shall promptly notify Exchange staff, who shall promptly notify the applicant of the Board's decision and shall grant membership to the applicant. An applicant who has been denied membership may appeal such decision under Chapter X of the Exchange Rules governing adverse action.

(e) In considering applications for membership, the Exchange shall adhere to the following procedures:

(1) Where an application is granted, the Exchange shall promptly notify the applicant.

(2) The applicant shall be afforded an opportunity to be heard on the denial of membership pursuant to Chapter X of the Exchange Rules governing adverse action.

(f) Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to review and act upon applications for associated persons of a Member, the procedure set forth in this Chapter shall govern the processing of any such applications.

Rule 2.7. Revocation of Membership or Association with a Member

Members or associated persons of Members may effect approved securities transactions on the Exchange's trading facilities only so long as they possess all the qualifications set forth in the Exchange Rules. Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to monitor the continued qualifications of a Member or an associated person of a Member, when the Exchange has reason to believe that a Member or associated person of a Member fails to meet such qualifications, the Exchange may act to revoke such person's membership or association. Such action shall be instituted under, and governed by, Chapters VII and VIII of the Exchange Rules and may be appealed under Chapter X of the Exchange Rules governing adverse action. In connection with any revocation of rights as a Member or voluntary termination of rights as a Member pursuant to Rule 2.8, the Member's membership in the Exchange shall be cancelled.

Rule 2.8. Voluntary Termination of Rights as a Member

A Member may voluntarily terminate its rights as a Member only by a written resignation addressed to the Exchange's Secretary or another officer designated by the Exchange. Such resignation shall not take effect until 30 days after all of the following conditions have been satisfied: (i) receipt of such written resignation; (ii) all indebtedness due the Exchange shall have been paid in full; (iii) any Exchange investigation or disciplinary action brought against the Member has reached a final disposition; and (iv) any examination of such Member in process is completed and all exceptions noted have been reasonably resolved; provided, however, that the Board may declare a resignation effective at any time.

Rule 2.9. Dues, Assessments and Other Charges

The Exchange may prescribe such reasonable assessments, dues or other charges as it may, in its discretion, deem appropriate. Such assessments and charges shall be equitably allocated among Members, issuers and other persons using the Exchange's facilities.

Rule 2.10. No Affiliation between Exchange and any Member

Without the prior approval of the Commission, the Exchange or any entity with which it is affiliated shall not, directly or indirectly, acquire or maintain an ownership interest in a Member. In addition, without the prior approval of the Commission, a Member shall not be or become an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange. The term affiliate shall have the meaning specified in Rule 12b-2 under the Act. Nothing in this Rule 2.10 shall prohibit a Member or its affiliate from acquiring or holding an equity interest in BATS Global Markets, Inc. that is permitted by the ownership and voting limitations contained in the Certificate of Incorporation and By-Laws of BATS Global Markets, Inc. In addition, nothing in this Rule 2.10 shall prohibit a Member from being or becoming an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange, solely by reason of such Member or any officer, director, manager, managing member, partner or affiliate of such Member being or becoming either (a) a Director (as such term is defined in the By-Laws of the Exchange) pursuant to the By-Laws of the Exchange, or (b) a Director serving on the Board of Directors of BATS Global Markets, Inc.

Rule 2.11. BATS Trading, Inc. as Outbound Router

(a) For so long as BATS Trading, Inc. ("BATS Trading") is affiliated with the Exchange and is providing outbound routing of orders from the Exchange to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communications networks or other brokers or dealers (collectively, "Trading Centers") (such function of BATS Trading is referred to as the "Outbound Router"), each of the Exchange and BATS Trading shall undertake as follows:

(1) The Exchange will regulate the Outbound Router function of BATS Trading as a facility (as defined in Section 3(a)(2) of the Act), subject to Section 6 of the Act. In particular, and without limitation, under the Act, the

Exchange will be responsible for filing with the Commission rule changes and fees relating to the BATS Trading Outbound Router function and BATS Trading will be subject to exchange non-discrimination requirements.

(2) FINRA, a self-regulatory organization unaffiliated with the Exchange or any of its affiliates, will carry out oversight and enforcement responsibilities as the designated examining authority designated by the Commission pursuant to Rule 17d-1 of the Act with the responsibility for examining BATS Trading for compliance with applicable financial responsibility rules.

(3) A Member's use of BATS Trading to route orders to another Trading Center will be optional. Any Member that does not want to use BATS Trading may use other routers to route orders to other Trading Centers.

(4) BATS Trading will not engage in any business other than (a) its Outbound Router function, (b) its Inbound Router function as described in Rule 2.12, and (c) any other activities it may engage in as approved by the Commission.

(5) The Exchange shall establish and maintain procedures and internal controls reasonably designed to adequately restrict the flow of confidential and proprietary information between the Exchange and its facilities (including BATS Trading), and any other entity, including any affiliate of BATS Trading, and, if BATS Trading or any of its affiliates engages in any other business activities other than providing routing services to the Exchange, between the segment of BATS Trading or its affiliate that provides the other business activities and the routing services.

(b) The books, records, premises, officers, agents, directors and employees of BATS Trading as a facility of the Exchange shall be deemed to be the books, records, premises, officers, agents, directors and employees of the Exchange for purposes of, and subject to oversight pursuant to, the Act. The books and records of BATS Trading as a facility of the Exchange shall be subject at all times to inspection and copying by the Exchange and the Commission. Nothing in these Rules shall preclude officers, agents, directors or employees of the Exchange from also serving as officers, agents, directors and employees of BATS Trading.

Rule 2.12. BATS Trading, Inc. as Inbound Router

(a) For so long as the Exchange is affiliated with BATS Exchange, Inc., and BATS Trading, Inc. in its capacity as a facility of the Exchange is utilized for the routing of orders from BATS Exchange, Inc. to the Exchange (such function of BATS Trading, Inc. is referred to as the "Inbound Router"), each of the Exchange and BATS Trading, Inc. shall undertake as follows:

(1) The Exchange shall (A) enter into a plan pursuant to Rule 17d-2 under the Exchange Act with a non-affiliated self-regulatory organization

("SRO") to relieve the Exchange of regulatory responsibilities for BATS Trading, Inc. with respect to rules that are common rules between the Exchange and the non-affiliated SRO, and (B) enter into a regulatory services contract with a non-affiliated SRO to perform regulatory responsibilities for BATS Trading, Inc. for unique Exchange rules.

(2) The regulatory services contract in paragraph 2.12(a)(1) shall require the Exchange to provide the non-affiliated SRO with information, in an easily accessible manner, regarding all exception reports, alerts, complaints, trading errors, cancellations, investigations, and enforcement matters (collectively "Exceptions") in which BATS Trading, Inc. is identified as a participant that has potentially violated Exchange or SEC Rules, and shall require that the non-affiliated SRO provide a report, at least quarterly, to the Exchange quantifying all Exceptions in which BATS Trading, Inc. is identified as a participant that has potentially violated Exchange or SEC Rules.

(3) The Exchange, on behalf of the holding company owning both the Exchange and BATS Trading, Inc., shall establish and maintain procedures and internal controls reasonably designed to ensure that BATS Trading, Inc. does not develop or implement changes to its system on the basis of non-public information regarding planned changes to Exchange systems, obtained as a result of its affiliation with the Exchange, until such information is available generally to similarly situated Users of the Exchange in connection with the provision of inbound order routing to the Exchange.

(4) BATS Y-Exchange, Inc. may furnish to BATS Trading, Inc. the same information on the same terms that BATS Y-Exchange, Inc. makes available in the normal course of business to any other User.

(b) Provided the above conditions are complied with, and provided further that BATS Trading, Inc. operates as an outbound router on behalf of BATS Exchange, Inc. on the same terms and conditions as it does for the Exchange, and in accordance with the Rules of BATS Exchange, Inc., BATS Trading, Inc. may provide inbound routing services to the Exchange from BATS Exchange, Inc. for a Pilot Period ending [DATE-twelve months from the date of launch.]

CHAPTER III.RULES OF FAIR PRACTICE

Rule 3.1. Business Conduct of Members

A Member, in the conduct of his business, shall observe high standards of commercial honor and just and equitable principles of trade.

Rule 3.2. Violations Prohibited

No Member shall engage in conduct in violation of the Act, the rules or regulations thereunder, the By-Laws, Exchange Rules or any policy or written interpretation of the By-Laws or Exchange Rules by the Board or an appropriate Exchange committee. Every Member shall so supervise persons associated with the Member as to assure compliance with those requirements.

Rule 3.3. Use of Fraudulent Devices

No Member shall effect any transaction in, or induce the purchase or sale of, any security by means of any manipulative, deceptive or other fraudulent device or contrivance.

Rule 3.4. False Statements

No Member or applicant for membership, or person associated with a Member or applicant, shall make any false statements or misrepresentations in any application, report or other communication to the Exchange. No Member or person associated with a Member shall make any false statement or misrepresentation to any Exchange committee, officer, the Board or any designated self-regulatory organization in connection with any matter within the jurisdiction of the Exchange.

Rule 3.5. Advertising Practices

(a) No Member, directly or indirectly, in connection with the purchase or sale of any security that has listed or unlisted trading privileges on the Exchange, shall publish, circulate or distribute any advertisement, sales literature or market letter or make oral statements or presentations which the Member knows, or in the exercise of reasonable care should know, contain any untrue statement of material fact or which is otherwise false or misleading. Exaggerated or misleading statements or claims are prohibited.

(b) Advertisements, sales literature and market letters shall contain the name of the Member, the person or firm preparing the material, if other than the Member, and the date on which it was first published, circulated or distributed (except that in advertisements only the name of the Member need be stated).

(c) No cautionary statements or caveats, often called hedge clauses, may be used if they could mislead the reader or are inconsistent with the content of the material.

(d) Each item of advertising and sales literature and each market letter shall be approved by signature or initial, prior to use, by an officer, partner or other official the Member has designated to supervise all such matters.

(e) A separate file of all advertisements, sales literature and market letters, including the names of the persons who prepared them and/or approved their use, shall be maintained by the Member for a period of three years from the date of each use (for the first two years in a place readily accessible to examination or spot checks). Each Member shall file with the Exchange, or the designated self-regulatory organization for such Member, within five business days after initial use, each advertisement (i.e., any material for use in any newspaper or magazine or other public media or by radio, telephone, recording, motion picture or television, except tombstone advertisements), unless such advertisement may be published under the rules of another self-regulatory organization regulating the Member under the Act.

(f) Testimonial material based on experience with the Member or concerning any advice, analysis, report or other investment related service rendered by the Member must make clear that such testimony is not necessarily indicative of future performance or results obtained by others. Testimonials also shall state whether any compensation has been paid to the maker, directly or indirectly, and if the material implies special experience or expert opinion, the qualifications of the maker of the testimonial should be given.

(g) Any statement to the effect that a report or analysis or other service will be furnished free or without any charge shall not be made unless such report or analysis or other service actually is or will be furnished entirely free and without condition or obligation.

(h) No claim or implication may be made for research or other facilities beyond those which the Member actually possesses or has reasonable capacity to provide.

Rule 3.6. Fair Dealing with Customers

All Members have a fundamental responsibility for fair dealing with their customers. Practices which do not represent fair dealing include, but are not limited to, the following:

(a) Recommending speculative securities to customers without knowledge of or an attempt to obtain information concerning the customers' other securities holdings, their financial situation and other necessary data. This prohibition has particular application to high pressure telephonic sales campaigns;

(b) Excessive activity in customer accounts (churning or overtrading) in relation to the objectives and financial situation of the customer;

(c) Establishment of fictitious accounts in order to execute transactions which otherwise would be prohibited or which are contrary to the Member's policies.

(d) Causing the execution of transactions which are unauthorized by customers or the sending of confirmations in order to cause customers to accept transactions not actually agreed upon;

(e) Unauthorized use or borrowing of customer funds or securities; and

(f) Recommending the purchase of securities or the continuing purchase of securities in amounts which are inconsistent with the reasonable expectation that the customer has the financial ability to meet such a commitment.

Interpretations and Policies

.01 Members who handle customer orders on the Exchange shall establish and enforce objective standards to ensure queuing and executing of customer orders in a fair and equitable manner.

Rule 3.7. Recommendations to Customers

(a) In recommending to a customer the purchase, sale or exchange of any security, a Member shall have reasonable grounds for believing that the recommendation is suitable for such customer upon the basis of the facts disclosed by such customer, after reasonable inquiry by the Member, as to the customer's other securities holdings and as to the customer's financial situation and needs.

(b) A Member may use material referring to past recommendations if it sets forth all recommendations as to the same type, kind, grade or classification of securities made by the Member within the last year. Longer periods of years may be covered if they are consecutive and include the most recent year. Such material must also name each security recommended and give the date and nature of each recommendation (e.g., whether to buy or sell), the price at the time of the recommendation, the price at which, or the price within which, the recommendation was to be acted upon, and the fact that the period was one of generally falling or rising markets, if such was the case.

Interpretations and Policies

.01 Recommendations made in connection with products listed pursuant to Chapter XIV, if applicable, shall comply with the provisions of (a) above. No Member shall recommend to a customer a transaction in any such product unless the Member has a reasonable basis for believing at the time of making the recommendation that the customer has such knowledge and experience in financial matters that he may reasonably be expected to be capable of evaluating the risks of the recommended transaction and is financially able to bear the risks of the recommended position.

Rule 3.8. The Prompt Receipt and Delivery of Securities

(a) Purchases. No Member may accept a customer's purchase order for any security until it has first ascertained that the customer placing the order or its agent agrees to receive securities against payment in an amount equal to any execution, even though such an execution may represent the purchase of only a part of a larger order.

(b) Sales. No Member shall execute a sale order for any customer or for its own account in any security unless such sale complies with the applicable provisions of the Act, including Regulation SHO.

Rule 3.9. Charges for Services Performed

A Member's charges, if any, for services performed (including miscellaneous services such as collection of moneys due for principal, dividends or interest; exchange or transfer of securities; appraisals, safekeeping or custody of securities; and other services) shall be reasonable and not unfairly discriminatory among customers.

Rule 3.10. Use of Information

A Member who, in the capacity of payment agent, transfer agent, or any other similar capacity, or in any fiduciary capacity, has received information as to the ownership of securities shall not make use of such information for soliciting purchases, sales or exchanges except at the request, and on behalf, of the issuer.

Rule 3.11. Publication of Transactions and Quotations

No Member shall report to the Exchange or publish or cause to be published any transaction as a purchase or sale of any security unless such Member believes that such transaction was a bona fide purchase or sale of such security, and no Member shall purport to quote the bid or asked price for any security, unless such Member believes that such quotation represents a bona fide bid for, or offer of, such security.

Rule 3.12. Offers at Stated Prices

No Member shall make an offer to buy from or sell to any person any security at a stated price unless such Member is prepared to purchase or sell, as the case may be, at such price and under such conditions as are stated at the time of such offer to buy or sell.

Rule 3.13. Payment Designed to Influence Market Prices, Other than Paid Advertising

No Member shall directly or indirectly, give, permit to be given, or offer to give anything of value to any person for the purpose of influencing or rewarding the action of such person in connection with the publication or circulation in any newspaper, investment service or similar publication of any matter which has, or is intended to have, an effect upon the market price of any security; provided, that this Rule shall not be construed to apply to a matter which is clearly identifiable as paid advertising.

Rule 3.14. Disclosure on Confirmations

A Member, at or before the completion of each transaction with a customer, shall give or send to such customer such written notification or confirmation of the transaction as is required by Commission Rule 10b-10.

Rule 3.15. Disclosure of Control

A Member controlled by, controlling, or under common control with, the issuer of any security, shall disclose to a customer the existence of such control before entering into any contract with or for such customer for the purchase or sale or such security, and if such disclosure is not made in writing, it shall be supplemented by the giving or sending of a written disclosure to the customer at or before completion of the transaction.

Rule 3.16. Discretionary Accounts

(a) No Member shall effect any purchase or sale transactions with, or for, any customer's account in respect of which such Member is vested with any discretionary power if such transactions are excessive in size or frequency in view of the financial resources and character of such account.

(b) No Member shall exercise any discretionary power in a customer's account unless such customer has given prior written authorization and the account has been accepted by the Member, as evidenced in writing by a person duly designated by the Member.

(c) The Member shall approve promptly in writing each discretionary order entered and shall review all discretionary accounts at frequent intervals in order to detect and prevent transactions which are excessive in size or frequency in view of the financial resources and character of the account. The Member shall designate a partner, officer or manager in each office, including the main office, to carry out the approval and review procedures.

(d) This Rule shall not apply to an order by a customer for the purchase or sale of a definite amount of a specified security which order gives the Member discretion only over the time and price of execution.

Rule 3.17. Customer's Securities or Funds

No Member shall make improper use of a customer's securities or funds.

Rule 3.18. Prohibition Against Guarantees

No Member shall guarantee, directly or indirectly, a customer against loss in any securities account of such customer carried by the Member or in any securities transaction effected by the Member with or for such customer.

Rule 3.19. Sharing in Accounts; Extent Permissible

No Member shall share, directly or indirectly, in the profits or losses in any account of a customer carried by the Member or any other Member, unless authorized by the customer or Member carrying the account; and a Member shall share in the profits or losses in any account of such customer only in direct proportion to the financial contributions made to such account by the Member. Accounts of the immediate family of any person employed by or under the control of a Member shall be exempt from this direct proportionate share limitation. For purposes of this Rule, the term "immediate family" shall include parents, mother-in-law, father-in-law, husband or wife, children or any other relative to whose support the person employed by or under the control of a Member contributes directly or indirectly.

Rule 3.20. Installment or Partial Payment Sales

(a) No Member shall take or carry any account or make a transaction for any customer under any arrangement which contemplates or provides for the purchase of any security for the account of the customer, or for the sale of any security to the customer, where payment for the security is to be made to the Member by the customer over a period of time in installments or by a series or partial payments, unless:

(1) in the event such Member acts as an agent or broker in such transaction, the Member promptly shall make an actual purchase of the security for the account of the customer, take possession or control of such security and maintain possession or control thereof so long as the Member remains under an obligation to deliver the security to the customer;

(2) in the event such Member acts as a principal in such transaction, the Member shall own, at the time of such transaction, such security and shall maintain possession or control thereof so long as he remains under an obligation to deliver the security to the customer; and

(3) if applicable to such Member, the provisions of Regulation T of the Federal Reserve Board shall be satisfied.

(b) No Member, whether acting as principal or agent, shall make, in connection with any transaction referred to in this Rule, any agreement with his customer under which such Member shall be allowed to pledge or hypothecate any security involved in such transaction in contravention of Commission Rules 8c-1 and 15c3-3.

Rule 3.21. Customer Disclosures

No Member may accept an order from a customer for execution in the Pre-Opening or After Hours Trading Session without disclosing to such customer that extended hours trading involves material trading risks, including the possibility of lower liquidity, high volatility, changing prices, unlinked markets, an exaggerated effect from news announcements, wider spreads and any other relevant risk. The absence of an updated underlying index value or intraday indicative value is an additional trading risk in extended hours for UTP Derivative Securities (as defined in Rule 14.1(c)). The disclosures required pursuant to this Rule may take the following form or such other form as provides substantially similar information:

(a) *Risk of Lower Liquidity.* Liquidity refers to the ability of market participants to buy and sell securities. Generally, the more orders that are available in a market, the greater the liquidity. Liquidity is important because with greater liquidity it is easier for investors to buy or sell securities, and as a result, investors are more likely to pay or receive a competitive price for securities purchased or sold. There may be lower liquidity in extended hours trading as compared to regular market hours. As a result, your order may only be partially executed, or not at all.

(b) *Risk of Higher Volatility.* Volatility refers to the changes in price that securities undergo when trading. Generally, the higher the volatility of a security, the greater its price swings. There may be greater volatility in extended hours trading than in regular market hours. As a result, your order may only be partially executed, or not at all, or you may receive an inferior price in extended hours trading than you would during regular market hours.

(c) *Risk of Changing Prices.* The prices of securities traded in extended hours trading may not reflect the prices either at the end of regular market hours, or upon the opening of the next morning. As a result, you may receive an inferior price in extended hours trading than you would during regular market hours.

(d) *Risk of Unlinked Markets.* Depending on the extended hours trading system or the time of day, the prices displayed on a particular extended hours system may not reflect the prices in other concurrently operating extended hours trading systems dealing in the same securities. Accordingly, you may receive an inferior price in one extended hours trading system than you would in another extended hours trading system.

(e) *Risk of News Announcements.* Normally, issuers make news announcements that may affect the price of their securities after regular market hours. Similarly, important financial information is frequently announced outside of regular market hours. In extended hours trading, these announcements may occur during trading, and if combined with lower liquidity and higher volatility, may cause an exaggerated and unsustainable effect on the price of a security.

(f) *Risk of Wider Spreads.* The spread refers to the difference in price between what you can buy a security for and what you can sell it for. Lower liquidity and higher volatility in extended hours trading may result in wider than normal spreads for a particular security.

(g) *Risk of Lack of Calculation or Dissemination of Underlying Index Value or Intraday Indicative Value ("IIV").* For certain derivative securities products, an updated underlying index value or IIV may not be calculated or publicly disseminated in extended trading hours. Since the underlying index value and IIV are not calculated or widely disseminated during extended hours trading sessions, an investor who is unable to calculate implied values for certain derivative securities products in those sessions may be at a disadvantage to market professionals.

CHAPTER IV. BOOKS AND RECORDS

Rule 4.1. Requirements

Each Member shall make and keep books, accounts, records, memoranda and correspondence in conformity with Section 17 of the Act and the rules thereunder, with all other applicable laws and the rules, regulations and statements of policy promulgated thereunder, and with Exchange Rules.

Rule 4.2. Furnishing of Records

Every Member shall furnish to the Exchange, upon request and in a time and manner required by the Exchange, current copies of any financial information filed with the Commission, as well as any records, files, or financial information pertaining to transactions executed on or through the Exchange. Further, the Exchange shall be allowed access, at any time, to the books and records of the Member in order to obtain or verify information related to transactions executed on or through the Exchange or activities relating to the Exchange.

Interpretations and Policies

.01 Consistent with the responsibility of the Exchange and the Commission to provide for timely regulatory investigations, the Exchange has adopted the following general time parameters within which Members are required to respond to Exchange requests for trading data:

1st Request..10 business days
2nd Request..5 business days
3rd Request..5 business days

The third request letter will be sent to the Member's compliance officer and/or senior officer. Notwithstanding the parameters listed above, the Exchange reserves the right, in its sole discretion, to require information to be provided more quickly than described above.

.02 Regulatory Data Submission Requirement. Members shall submit to the Exchange such Exchange-related order, market and transaction data as the Exchange by Regulatory Circular may specify, in such form and on such schedule as the Exchange may require.

Rule 4.3. Record of Written Complaints

(a) Each Member shall keep and preserve for a period of not less than five years a file of all written complaints of customers and action taken by the Member in respect thereof, if any. Further, for the first two years of the five-year period, the Member shall keep such file in a place readily accessible to examination or spot checks.

(b) A "complaint" shall mean any written statement of a customer or any person acting on behalf of a customer alleging a grievance involving the activities of a Member or persons under the control of the Member in connection with (1) the solicitation or execution of any transaction conducted or contemplated to be conducted through the facilities of the Exchange or (2) the disposition of securities or funds of that customer which activities are related to such a transaction.

Rule 4.4. Disclosure of Financial Condition

(a) A Member shall make available for inspection by a customer, upon request, the information relative to such Member's financial condition disclosed in its most recent balance sheet prepared either in accordance with such Member's usual practice or as required by any State or Federal securities laws, or any rule or regulation thereunder. Further, a Member shall send to its customers the statements required by Commission Rule 17a-5(c).

(b) As used in paragraph (a) of this Rule, the term "customer" has the same meaning as set forth in Commission Rule 17a-5(c)(4).

CHAPTER V. SUPERVISION

Rule 5.1. Written Procedures

Each Member shall establish, maintain and enforce written procedures which will enable it to supervise properly the activities of associated persons of the Member and to assure their compliance with applicable securities laws, rules, regulations and statements of policy promulgated thereunder, with the rules of the designated self-regulatory organization, where appropriate, and with Exchange Rules.

Rule 5.2. Responsibility of Members

Final responsibility for proper supervision shall rest with the Member. The Member shall designate a partner, officer or manager in each office of supervisory jurisdiction, including the main office, to carry out the written supervisory procedures. A copy of such procedures shall be kept in each such office.

Rule 5.3. Records

Each Member shall be responsible for making and keeping appropriate records for carrying out the Member's supervisory procedures.

Rule 5.4. Review of Activities

Each Member shall review the activities of each office, which shall include the periodic examination of customer accounts to detect and prevent irregularities or abuses.

Rule 5.5. Information Barrier Procedures

(a) A Member that trades for its own account in a security or has a specialist or market maker operation on another market (a Member engaged in any of the foregoing is referred to in this Rule 5.5 as a "specialist") must establish a functional separation ("Information Barrier") between the specialist operation and any associated or affiliated persons as appropriate to its operation. Further, all Members must establish, maintain and enforce written procedures reasonably designed to prevent the misuse of material, non-public information, which includes review of employee and proprietary trading, memorialization and documentation of procedures, substantive supervision of interdepartmental communications by the firm's Compliance Department and procedures concerning proprietary trading when the firm is in possession of material, non-public information. The Member must obtain the prior written approval of the Exchange that it has complied with the requirements of this Rule in establishing functional separation as appropriate to the operation and that it has established proper compliance and audit procedures to ensure the maintenance of the functional separation. A copy of these Information Barrier procedures, and any amendments thereto, must be filed with the Exchange.

(b) The following are the minimum procedural and maintenance requirements:

(1) The associate or affiliated person can have no influence on specific specialist trading decisions.

(2) Material, non-public corporate or market information obtained by the associated or affiliated person from the issuer may not be made available to the specialist.

(3) Clearing and margin financing information regarding the specialist may be routed only to employees engaged in such work and managerial employees engaged in overseeing operation of the affiliated or associated persons and specialists entities.

(c) Information that may be made available to others:

(1) A broker affiliated with an associated or affiliated person may make available to the specialist only the market information that he would make available to an unaffiliated specialist in the normal course of his trading and "market probing" activity.

(2) A specialist may make known to a broker affiliated with an affiliated or associated person only the information about market conditions in specialty stocks that he would make available in the normal course of specializing to any other broker and in the same manner as it would make such information available to any other broker.

(3) An affiliated or associated person can popularize a specialty stock provided it makes adequate disclosure about the existence of possible conflicts of interests.

(d) A specialist who becomes privy to material, non-public information must communicate that fact promptly to his firm's compliance officer or other designated official. The specialist shall seek guidance from the compliance officer or other designated official as to what procedures the specialist should follow after receipt of such information or such other action that should be taken. Appropriate records shall be maintained by the compliance officer or other designated official. The record should include a summary of the information received by the specialist and a description of the action taken by the compliance officer or other designated official.

(e) The Exchange has established the following procedures to monitor compliance with this rule:

(1) Examination of the Information Barrier procedures established by Exchange specialist firms.

(2) Surveillance of proprietary trades effected by an affiliated or associated person and its affiliated or associated specialist firm.

Accordingly, the Exchange will conduct periodic examinations of each specialist firm's Information Barrier procedures to ensure that a functional separation between the associated or affiliated person and the specialist has been created and thereafter maintained. The Exchange will also monitor the trading activities of affiliated or associated persons and affiliated or associated specialists in each specialist firm's specialty stocks in order to monitor the possible trading while in possession of material, non-public information through the periodic review of trade and comparison reports generated by the Exchange.

Rule 5.6. Anti-Money Laundering Compliance Program

(a) Each Member shall develop and implement an anti-money laundering program reasonably designed to achieve and monitor compliance with the requirements of the Bank Secrecy Act (31 U.S.C. 5311, *et seq.*), and the implementing regulations promulgated thereunder by the Department of the Treasury. Each Member's anti-money laundering program must be approved, in writing, by a member of its senior management.

(b) The anti-money laundering programs required by the Rule shall, at a minimum:

(1) establish and implement policies and procedures that can be reasonably expected to detect and cause the reporting of transactions required under 31 U.S.C. 5318(g) and the implementing regulations thereunder;

(2) establish and implement policies and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and the implementing regulations thereunder;

(3) provide for independent testing for compliance to be conducted by the Member's personnel or by a qualified outside party;

(4) designate, and identify to the Exchange (by name, title, mailing address, e-mail address, telephone number, and facsimile number), a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the program and provide prompt notification to the Exchange regarding any change in such designation(s); and

(5) provide ongoing training for appropriate persons.

In the event that any of the provisions of this Rule 5.6 conflict with any of the provisions of another applicable self-regulatory organization's rule requiring the development and implementation of an anti-money laundering compliance program, the provisions of the rule of the Member's Designated Examining Authority shall apply.

CHAPTER VI. EXTENSIONS OF CREDIT

Rule 6.1. Prohibitions and Exemptions

(a) A Member shall not effect a securities transaction through Exchange facilities in a manner contrary to the regulations of the Board of Governors of the Federal Reserve System.

(b) The margin which must be maintained in margin accounts of customers shall be as follows:

> (1) 25% of the current market value of all securities "long" in the account; plus
>
> (2) $2.50 per share or 100% of the current market value, whichever amount is greater, of each stock "short" in the account selling at less than $5.00 per share; plus
>
> (3) $5.00 per share or 30% of the current market value, whichever amount is greater, of each stock "short" in the account selling at $5.00 per share or above; plus
>
> (4) 5% of the principal amount or 30% of the current market value, whichever amount is greater, of each bond "short in the account.

Rule 6.2. Day Trading Margin

(a) The term "day trading" means the purchasing and selling of the same security on the same day. A "day trader" is any customer whose trading shows a pattern of day trading.

(b) Whenever day trading occurs in a customer's margin account the margin to be maintained shall be the margin on the "long" or "short" transaction, whichever occurred first, as required pursuant to Exchange Rule 6.1(b). When day trading occurs in the account of a day trader, the margin to be maintained shall be the margin on the "long" or "short" transaction, whichever occurred first, as required for initial margin by Regulation T of the Board of Governors of the Federal Reserve System, or as required pursuant to Exchange Rule 6.1(b), whichever amount is greater.

(c) No Member shall permit a public customer to make a practice, directly or indirectly, of effecting transactions in a cash account where the cost of securities purchased is met by the sale of the same securities. No Member shall permit a public customer to make a practice of selling securities with them in a cash account which are to be received against payment from another registered broker or dealer where such securities were purchased and are not yet paid for.

CHAPTER VII. SUSPENSION BY CHIEF REGULATORY OFFICER

Rule 7.1. Imposition of Suspension

(a) A Member which fails or is unable to perform any of its contracts, or is insolvent or is unable to meet the financial responsibility requirements of the Exchange, shall immediately inform the Secretary in writing of such fact. Upon receipt of said notice, or whenever it shall appear to the Chief Regulatory Officer ("CRO") (after such verification and with such opportunity for comment by the Member as the circumstances reasonably permit) that a Member has failed to perform its contracts or is insolvent or is in such financial or operational condition or is otherwise conducting its business in such financial or operational condition or is otherwise conducting its business in such a manner that it cannot be permitted to continue in business with safety to its customers, creditors and other Members of the Exchange, the CRO may summarily suspend the Member or may impose such conditions and restrictions upon the Member as are reasonably necessary for the protection of investors, the Exchange, the creditors and the customers of such Member.

(b) A Member that does not pay any dues, fees, assessments, charges or other amounts due to the Exchange within 90 days after the same has become payable shall be reported to the CRO, who may, after giving reasonable notice to the Member of such arrearages, suspend the Member until payment is made. Should payment not be made within six months after payment is due, the Member's membership may be cancelled by the Exchange.

(c) In the event of suspension of a Member, the Exchange shall give prompt notice of such suspension to the Members of the Exchange. Unless the CRO shall determine that lifting the suspension without further proceedings is appropriate, such suspension shall continue until the Member is reinstated as provided in Rule 7.3. of this Chapter.

Rule 7.2. Investigation Following Suspension

Every Member suspended under the provisions of this Chapter shall immediately make available every facility requested by the Exchange for the investigation of its affairs and shall forthwith file with the Secretary a written statement covering all information requested, including a complete list of creditors and the amount owing to each and a complete list of each open long and short security position maintained by the Member and each of its customers. The foregoing includes, without limitation, the furnishing of such of the Member's books and records and the giving of such sworn testimony as may be requested by the Exchange.

Rule 7.3. Reinstatement

A Member suspended under the provisions of this Chapter may apply for reinstatement by a petition in accordance with and in the time provided for by the provisions of the Exchange Rules relating to adverse action.

Rule 7.4. Failure to be Reinstated

A Member suspended under the provisions of this Chapter who fails to seek or obtain reinstatement in accordance with Rule 7.3 shall have its membership cancelled by the Exchange in accordance with the Exchange's By-Laws.

Rule 7.5. Termination of Rights by Suspension

A Member suspended under the provisions of this Chapter shall be deprived during the term of its suspension of all rights and privileges conferred to it by virtue of its membership in the Exchange.

Rule 7.6. Summary Suspension of Exchange Services

The CRO (after such verification with such opportunity for comment as the circumstances reasonably permit) may summarily limit or prohibit (i) any person from access to services offered by the Exchange, if such person has been and is expelled or suspended from any self-regulatory organization or barred or suspended from being associated with a Member of any self-regulatory organization or is in such financial or operating difficulty that the Exchange determines that such person cannot be permitted to do business with safety to investors, creditors, Exchange Members or the Exchange; or (ii) a person who is not a Member from access to services offered by the Exchange, if such person does not meet the qualification requirements or other pre-requisites for such access and if such person cannot be permitted to continue to have access with safety to investors, creditors, Members and the Exchange. Any person aggrieved by any such summary action may seek review under the provisions of the Exchange Rules relating to adverse action.

Rule 7.7. Commission Action

The Commission may stay any summary action taken pursuant to this Chapter on its own motion or upon application by any person aggrieved thereby made pursuant to Section 19(d) of the Act and the rules thereunder.

CHAPTER VIII. DISCIPLINE

Rule 8.1. Disciplinary Jurisdiction

(a) A Member or a person associated with a Member (the "Respondent") who is alleged to have violated or aided and abetted a violation of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the Certificate of Incorporation, By-Laws or Rules of the Exchange or any interpretation thereof or any resolution or order of the Board or appropriate Exchange committee shall be subject to the disciplinary jurisdiction of the Exchange under this Chapter, and after notice and opportunity for a hearing may be appropriately disciplined by: expulsion; suspension; limitation of activities, functions and operation; fine; censure; suspension or bar from association with a Member or any other fitting sanction, in accordance with the provisions of this Chapter.

An individual Member, responsible party, or other person associated with a Member may be charged with any violation committed by employees under his/her/its supervision or by the Member with which he/she/it is associated, as though such violation were his/her/its own. A Member organization may be charged with any violation committed by its employees or by any other person who is associated with such Member organization, as though such violation were its own.

(b) Any Member or person associated with a Member shall continue to be subject to the disciplinary jurisdiction of the Exchange following the termination of such person's membership or association with a Member with respect to matters that occurred prior to such termination; provided that written notice of the commencement of an inquiry into such matters is given by the Exchange to such former Member or former associated person within one year of receipt by the Exchange of the latest written notice of the termination of such person's status as a Member or person associated with a Member. The foregoing notice requirement does not apply to a person who at any time after a termination again subjects himself or herself to the disciplinary jurisdiction of the Exchange by becoming a Member or a person associated with a Member.

(c) A summary suspension or other action taken pursuant to Chapter VII of the Rules of the Exchange shall not be deemed to be disciplinary action under this Chapter, and the provisions of this chapter shall not be applicable to such action.

(d) The Exchange may contract with another self-regulatory organization to perform some or all of the Exchange's disciplinary functions. In that event, the Exchange shall specify to what extent the Rules in this Chapter VIII shall govern Exchange disciplinary actions and to what extent the rules of the other self-regulatory organization shall govern such actions. Notwithstanding the fact that the Exchange may contract with another self-regulatory organization to perform some or all of the Exchange's disciplinary functions, the Exchange shall retain ultimate legal responsibility for and control of such functions.

Rule 8.2. Complaint and Investigation

(a) Initiation of Investigation

The Exchange, or the designated self-regulatory organization, when appropriate, shall investigate possible violations within the disciplinary jurisdiction of the Exchange which are brought to its attention in any manner, or upon order of the Board, the CRO or other Exchange officials designated by the CRO, or upon receipt of a complaint alleging such violation.

(b) Report

In every instance where an investigation has been instituted as a result of a complaint, and in every other instance in which an investigation results in a finding that there are reasonable grounds to believe that a violation has been committed, a written report of the investigation shall be submitted to the CRO by the Exchange's staff or, when appropriate, by the designated self-regulatory organization.

(c) Requirement to Furnish Information and Right to Counsel

Each Member and person associated with a Member shall be obligated upon request by the Exchange to appear and testify, and to respond in writing to interrogatories and furnish documentary materials and other information requested by the Exchange in connection with (i) an investigation initiated pursuant to paragraph (a) of this Rule or (ii) a hearing or appeal conducted pursuant to this Chapter or preparation by the Exchange in anticipation of such a hearing or appeal. No Member or person associated with a Member shall impede or delay an Exchange investigation or proceeding conducted pursuant to this Chapter nor refuse to comply with a request made by the Exchange pursuant to this paragraph. A Member or person associated with a Member is entitled to be represented by counsel during any such Exchange investigation, proceeding or inquiry.

(d) Notice, Statement and Access

Prior to submitting its report, the staff shall notify the person(s) who is the subject of the report (hereinafter "Subject") of the general nature of the allegations and of the specific provisions of the Act, rules and regulations promulgated thereunder, or provisions of the Certificate of Incorporation, By-Laws or Rules of the Exchange or any interpretation thereof or any resolution of the Board, that appear to have been violated. Except when the CRO determines that expeditious action is required, a Subject shall have 15 days from the date of the notification described above to submit a written statement to the CRO concerning why no disciplinary action should be taken. To assist a Subject in preparing such a written statement, he or she shall have access to any documents and other materials in the investigative file of the Exchange that were furnished by him or her or his or her agents.

(e) Failure to Furnish Information

Failure to furnish testimony, documentary evidence or other information requested by the Exchange in the course of an Exchange inquiry, investigation, hearing or appeal conducted pursuant to this Chapter or in the course of preparation by the Exchange in anticipation of such a hearing or appeal on the date or within the time period the Exchange specifies shall be deemed to be a violation of this Rule 8.2.

(f) Regulatory Cooperation

No Member or person associated with a Member or other person or entity subject to the jurisdiction of the Exchange shall refuse to appear and testify before another exchange or other self-regulatory organization in connection with a regulatory investigation, examination or disciplinary proceeding or refuse to furnish testimony, documentary materials or other information or otherwise impede or delay such investigation, examination or disciplinary proceeding if the Exchange requests such testimony, documentary materials or other information in connection with an inquiry resulting from an agreement entered into by the Exchange pursuant to subsection (g) of this Rule. The requirements of this Rule 8.2(f) shall apply when the Exchange has been notified by another self-regulatory organization of the request for testimony, documentary materials or other information and the Exchange then requests in writing that a Member, person associated with a Member or other person or entity provide such testimony, documentary materials or other information. Any person or entity required to furnish testimony, documentary materials or other information pursuant to this Rule 8.2(f) shall be afforded the same rights and procedural protections as that person or entity would have if the Exchange had initiated the request.

(g) Cooperative Agreements

The Exchange may enter into agreements with domestic and foreign self-regulatory organizations providing for the exchange of information and other forms of mutual assistance or for market surveillance, investigative, enforcement or other regulatory purposes.

(h) Videotaped Responses

In lieu of, or in addition to, submitting a written statement concerning why no disciplinary action should be taken as permitted by paragraph (d) of this Rule, the Subject may submit a statement in the form of a videotaped response. Except when the CRO determines that expeditious action is required, the Subject shall have 15 days from the date of the notification described in paragraph (d) to submit the videotaped response. The Exchange will establish standards concerning the length and format of such videotaped responses.

Rule 8.3. Expedited Proceeding

Upon receipt of the notification required by Rule 8.2(d), a Subject may seek to dispose of the matter through a letter of consent signed by the Subject. If a Subject desires to attempt to dispose of the matter through a letter of consent, the Subject must submit to the staff within 15 days from the date of the notification required by Rule 8.2(d) a written notice electing to proceed in an expedited manner pursuant to this Rule 8.3. The Subject must then endeavor to reach agreement with the Exchange's staff upon a letter of consent which is acceptable to the staff and which sets forth a stipulation of facts and findings concerning the Subject's conduct, the violation(s) committed by the Subject and the sanction(s) therefor. The matter can only be disposed of through a letter of consent if the staff and the Subject are able to agree upon terms of a letter of consent which are acceptable to the staff and the letter is signed by the Subject. At any point in the negotiations regarding a letter of consent, either the staff may deliver to the Subject or the Subject may deliver to the staff a written declaration of an end to the negotiations. On delivery of such a declaration the subject will then have 15 days to submit a written statement pursuant to Rule 8.2(d) and thereafter the staff may bring the matter to the CRO. If the letter of consent is accepted by the CRO, the Exchange may adopt the letter as its decision and shall take no further action against the Subject respecting the matters that are the subject of the letter. If the letter of consent is rejected by the CRO, the matter shall proceed as though the letter had not been submitted. Upon rejection, the Subject will then have 15 days to submit a written statement pursuant to Rule 8.2(d). The CRO's decision to accept or reject a letter of consent shall be final, and a Subject may not seek review thereof.

Rule 8.4. Charges

(a) Determination Not to Initiate Charges

Whenever it shall appear to the CRO from the investigation report that no probable cause exists for finding a violation within the disciplinary jurisdiction of the Exchange, or whenever the CRO otherwise determines that no further proceedings are warranted, he or she shall issue a written statement to that effect setting forth the reasons for such finding.

(b) Initiation of Charges

Whenever it shall appear to the CRO that there is probable cause for finding a violation within the disciplinary jurisdiction of the Exchange and that further proceedings are warranted, the CRO shall direct the issuance of a statement of charges against the Respondent specifying the acts in which the Respondent is charged to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, By-Laws, Exchange Rules, interpretations or resolutions of which such acts are in violation. A copy of the charges shall be served upon the Respondent in accordance with Rule 8.12.

Rule 8.5. Answer

The Respondent shall have 15 business days after service of the charges to file a written answer thereto. The answer shall specifically admit or deny each allegation contained in the charges, and the Respondent shall be deemed to have admitted any allegation not specifically denied. The answer may also contain any defense which the Respondent wishes to submit and may be accompanied by documents in support of his answer or defense. In the event the Respondent fails to file an answer within the time provided, the charges shall be considered to be admitted.

Rule 8.6. Hearings

(a) Selection of Hearing Panel

Subject to Rule 8.7. concerning summary proceedings, a hearing on the charges shall be held before a panel of three (3) hearing officers (the Hearing Panel") appointed by the Chief Executive Officer. Each Hearing Panel shall be comprised as follows: (i) a professional hearing officer, who shall serve as Chairman of the Hearing Panel, (ii) a hearing officer who is an Industry member, as such term is defined in the By-Laws, and (iii) a hearing officer who is a Member Representative member, as such term is defined in the By-Laws (each a "Hearing Officer"). Prospective Hearing Officers shall be required to disclose to the Exchange their employment history for the past 10 years, any past or current material business or other financial relationships with the Exchange or any members of the Exchange, and any other information deemed relevant by the Exchange. Such disclosures relating to the particular Hearing Officers selected by the Chief Executive Officer shall be provided to the Respondent upon request after the selection of the Hearing Panel. In selecting Hearing Officers for a particular matter, the Chief Executive Officer should give reasonable consideration to the prospective Hearing Officers' professional competence and reputation, experience in the securities industry, familiarity with the subject matter involved, the absence of bias and any actual or perceived conflict of interest, and any other relevant factors.

(b) Impartiality of Hearing Officers

When any Hearing Officer considers a disciplinary matter he or she is expected to function impartially and independently of the staff members who prepared and prosecuted the charges. Exchange counsel may assist the Hearing Panel in preparing its written recommendations or judgments. Within 15 days of the appointment of the Hearing Panel, the Respondent may move for disqualification of any Hearing Officer sitting on such Panel based upon bias or conflict of interest. Such motions shall be made in writing and state with specificity the facts and circumstances giving rise to the alleged bias or conflict of interest. The motion papers shall be filed with the Hearing Panel and the Secretary of the Exchange. The Exchange may file a brief in opposition to the Respondent's motion within 15 days of service thereof. The Hearing Panel shall rule upon such motion no later than 30 days from filing by the Respondent. Prior adverse rulings against the Respondent or Respondent's attorney in other matters shall not, in and of themselves, constitute grounds for disqualification. If the Hearing Panel believes the Respondent has provided satisfactory evidence in support of the motion to disqualify, the applicable Hearing Officer shall remove himself or herself and request the Chief Executive Officer to reassign the hearing to another Hearing Officer such that the Hearing Panel still meets the compositional requirements described in Rule 8.6(a). If the Hearing Panel determines that the Respondent's grounds for disqualification are insufficient, it shall deny the Respondent's motion for disqualification by setting forth the reasons for the denial in writing and the Hearing Panel will precede with the hearing. The ruling by the Hearing Panel on such motions shall not be subject to interlocutory review.

(c) Notice and List of Documents

Participants shall be given at least 15 business days' notice of the time and place of the hearing and a statement of the matters to be considered therein. All documentary evidence intended to be presented in the hearing by the Respondent, the Exchange, or the designated self-regulatory authority must be received by the Hearing Panel at least eight (8) days in advance of the hearing or it may not be presented in the hearing. The parties shall furnish each other with a list of all documents submitted for the record not less than four (4) business days in advance of the hearing, and the documents themselves shall be made available to the parties for inspection and copying.

(d) Conduct of Hearing

The Hearing Panel shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Formal rules of evidence shall not apply. The charges shall be presented by a representative of the Exchange or the designated self-regulatory authority who, along with the Respondent, may present evidence and produce witnesses who shall testify under oath and are subject to being questioned by the Hearing Panel and opposing parties. The Respondent is entitled to be represented by counsel who may participate fully in the hearing. A transcript of the hearing shall be made and shall become part of the record.

Rule 8.7. Summary Proceedings

Notwithstanding the provisions of Rule 8.6 of this Chapter, the CRO may make a determination without a hearing and may impose a penalty as to violations which the Respondent has admitted or charges which the Respondent has failed to answer or which otherwise are not in dispute. Notice of such summary determination, specifying the violations and penalty, shall be served upon the Respondent, who shall have ten (10) business days from the date of service to notify the CRO that he desires a hearing upon all or a portion of any charges not previously admitted or upon the penalty. Failure to so notify the CRO shall constitute an admission of the violations and acceptance of the penalty as determined by the CRO and a waiver of all rights of review. If the Respondent requests a hearing, the matters which are the subject of the hearing shall be handled in accordance with the hearing and review procedures of this Chapter.

Rule 8.8. Offers of Settlement

(a) Submission of Offer

At any time during the course of any proceeding under this Chapter, the Respondent may submit to the CRO a written offer of settlement which shall contain a proposed stipulation of facts and shall consent to a specified penalty. Where the CRO accepts an offer of settlement, he or she shall issue a decision, including findings and conclusions and imposing a penalty, consistent with the terms of such offer. Where the CRO rejects an offer of settlement, he or she shall notify the Respondent and the matter shall proceed as if such offer had not been made, and the offer and all documents relating thereto shall not become part of the record. A decision of the CRO issued upon acceptance of an offer of settlement as well as the determination of the CRO whether to accept or reject such an offer shall become final 20 business days after such decision is issued, and the Respondent may not seek review thereof.

(b) Submission of Statement

A Respondent may submit with an offer of settlement a written statement in support of the offer. In addition, if the staff will not recommend acceptance of an offer of settlement before the CRO, a Respondent shall be notified and may appear before the CRO to make an oral statement in support of his/her offer. Finally, if the CRO rejects an offer that the staff supports, a Respondent may appear before the CRO to make an oral statement concerning why he/she believes the CRO should change his or her decision and accept Respondent's offer, and if Respondent makes such appearance, the staff may also appear before the CRO to make an oral statement in support of its position. A Respondent must make a request for such an appearance within 5 days of being notified that the offer was rejected or that the staff will not recommend acceptance.

(c) Repeated Offers

Unless the CRO shall otherwise order, a Respondent shall be entitled to submit to the CRO a maximum of two written offers of settlement in connection with the statement of charges issued to that Respondent pursuant to Rule 8.4(b).

Rule 8.9. Decision

Following a hearing conducted pursuant to Rule 8.6 of this Chapter, the Hearing Panel shall prepare a decision in writing, based solely on the record, determining whether the Respondent has committed a violation and imposing the penalty, if any, therefor. The decision shall include a statement of findings and conclusions, with the reasons therefor, upon all material issues presented on the record. Where a penalty is imposed, the decision shall include a statement specifying the acts or practices in which the Respondent has been found to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, By-Laws, Exchange Rules, interpretations or resolutions of which the acts are deemed to be in violation. The Respondent shall promptly be sent a copy of the decision.

Rule 8.10. Review

(a) Petition

The Respondent shall have ten (10) days after service of notice of a decision made pursuant to Rule 8.9 of this Chapter to petition for review thereof. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with reasons for such exceptions. Any objections to a decision not specified by written exception shall be considered to have been abandoned.

(b) Conduct of Review

The review shall be conducted by the Appeals Committee of the Board. Unless the Appeals Committee shall decide to open the record for introduction of evidence or to hear argument, such review shall be based solely upon the record and the written exceptions filed by the parties. The Appeals Committee's decision shall be in writing and shall be final.

(c) Review on Motion of Board

The Board may on its own initiative order review of a decision made pursuant to Rule 8.7, 8.8, or 8.9 of this Chapter within 20 business days after issuance of the decision. Such review shall be conducted in accordance with the procedure set forth in paragraph (b) of this Rule.

(d) Review of Decision Not to Initiate Charges

Upon application made by the Chief Executive Officer within 30 days of a decision made pursuant to Rule 8.4(a) of this Chapter, the Board may order review of such decision. Such review shall be conducted in accordance with the procedures set forth in paragraph (b), as applicable.

Rule 8.11. Effective Date of Judgment

Penalties imposed under this Chapter shall not become effective until the review process is completed or the decision otherwise becomes final. Pending effectiveness of a decision imposing a penalty on the Respondent, the CRO, Hearing Panel or committee of the Board, as applicable, may impose such conditions and restrictions on the activities of the Respondent as he, she or it considers reasonably necessary for the protection of investors, creditors and the Exchange.

Interpretations and Policies

.01 Exchange staff shall make all necessary filings concerning formal and informal disciplinary actions required under the Act and the rules and regulations promulgated thereunder, and shall take all other actions necessary to comply with any other applicable law or regulation.

The staff shall not, as a matter of policy, issue any press release or other statement to the press concerning any formal or informal disciplinary matter; provided, however, that the CRO may recommend to the Executive Committee or Board of the Exchange that the staff issue a press release or other statement to the press. If the Executive Committee or Board determines that such a press release or other statement to the press is warranted, then the staff shall prepare and issue a press release or other statement to the press as the Executive Committee or Board shall direct. Except as provided in Rule 8.15(a), the staff shall cause details regarding all formal disciplinary actions where a final decision has been issued to be published on a website maintained by the Exchange.

Rule 8.12. Miscellaneous Provisions

(a) Service of Notice

Any charges, notices or other documents may be served upon the Respondent either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail addressed to the Respondent at his last known place of business.

(b) Extension of Time Limits

Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the authority at the Exchange to whom such materials are to be submitted.

(c) Reports and Inspection of Books for Purpose of Investigating Complaints

For the purpose of any investigation or determination as to the filing of a complaint, or any hearing of any complaint against any Member of the Exchange or any person associated with a Member, the Exchange's staff, CRO, Board or designated self-regulatory organization shall have the right (1) to require any Member of the Exchange to report orally or in writing with regard to any matter involved in any such investigation or hearing, and (2) to investigate the books, records and accounts of any such Member with relation to any matter involved in any such investigation or hearing. No Member shall refuse to make any report as required in this Rule, or refuse to permit any inspection of books, records and accounts as may be validly called for under this Rule.

Rule 8.13. Costs of Proceedings

Any Member disciplined pursuant to this Chapter shall bear such part of the costs of the proceedings as the CRO or the Board deems fair and appropriate in the circumstances.

Rule 8.14. Agency Review

Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

Rule 8.15. Imposition of Fines for Minor Violation(s) of Rules

(a) In lieu of commencing a disciplinary proceeding as described in Rules 8.1 through 8.13, the Exchange may, subject to the requirements set forth in this Rule, impose a fine, not to exceed $2,500, on any Member, associated person of a Member, or registered or non-registered employee of a Member, for any violation of a Rule of the Exchange, which violation the Exchange shall have determined is minor in nature. Any fine imposed pursuant to this Rule and not contested shall not be publicly reported, except as may be required by Rule 19d-1 under the Act or as may be required by any other regulatory authority.

(b) In any action taken by the Exchange pursuant to this Rule, the person against whom a fine is imposed shall be served (as provided in Rule 8.12) with a written statement, signed by an authorized officer of the Exchange, setting forth (i) the Rule or Rules alleged to have been violated; (ii) the act or omission constituting each such violation; (iii) the fine imposed for each such violation; and (iv) the date by which such determination becomes final and such fine becomes due and payable to the Exchange, or such determination must be contested as provided in paragraph (d) below, such date to be not less than 15 business days after the date of service of the written statement.

(c) If the person against whom a fine is imposed pursuant to this Rule pays the fine, such payment shall be deemed to be a waiver by such person of such person's right to a disciplinary proceeding under Rules 8.1 through 8.13 and any review of the matter by the Appeals Committee or by the Board.

(d) Any person against whom a fine is imposed pursuant to this Rule may contest the Exchange's determination by filing with the Exchange not later than the date by which such determination must be contested, a written response meeting the requirements of an Answer as provided in Rule 8.5 at which point the matter shall become a disciplinary proceeding subject to the provisions of Rules 8.1 through 8.13. In any such disciplinary proceeding, if the Hearing Panel determines that the person charged is guilty of the rule violation(s) charged, the Hearing Panel shall (i) be free to impose any one or more disciplinary sanctions and (ii) determine whether the rule violation(s) is minor in nature. The person charged and the Board of the Exchange may require a review by the Board of any determination by the Hearing Panel by proceeding in the manner described in Rule 8.10.

(e) The Exchange shall prepare and announce to its Members and Member organizations from time to time a listing of the Exchange Rules as to which the Exchange may impose fines as provided in this Rule. Such listing shall also indicate the specific dollar amount that may be imposed as a fine hereunder with respect to any violation of any such Rule or may indicate the minimum and maximum dollar amounts that may be imposed by the Exchange with respect to any such violation. Nothing in this Rule shall require the Exchange to impose a fine pursuant to this Rule with respect to the violation of any Rule included in any such listing.

Interpretations and Policies

.01 List of Exchange Rule Violations and Recommended Fine Schedule Pursuant to Rule 8.15:

Recommended Fine Schedule – 8.15.01(a)-(c)

Occurrence*	Individual	Member firm
First time fined	$100	$500
Second time fined	$300	$1,000

Third time fined	$500	$2,500

*Within a "rolling" 12-month period.

(a) Rule 4.2 and Interpretations, thereunder, requiring the submission of responses to Exchange requests for trading data within specified time period.

(b) Rule 11.19 requirement to identify short sale orders as such.

(c) Rule 11.20 requirement to comply with locked and crossed market rules.

Recommended Fine Amount for 8.15.01(d)-(e): $100 per violation

(d) Rule 4.2 and Interpretations thereunder related to the requirement to furnish Exchange-related order, market and transaction data, as well as financial or regulatory records and information.

(e) Rule 11.8(a)(1) requirement for Market Makers to maintain continuous two-sided limit orders.

Rule 8.16. *Ex Parte* Communications

(a) Unless on notice and opportunity for all parties to participate:

(1) No Respondent or Exchange staff member shall make or knowingly cause to be made an ex parte communication relevant to the merits of a proceeding to any Hearing Officer, any member of the Board of Directors or a member of a committee of the Board who is participating in a decision with respect to that proceeding (an "Adjudicator"); and

(2) No Adjudicator shall make or knowingly cause to be made to a Respondent or Exchange staff member an ex parte communication relevant to the merits of that proceeding.

(b) An Adjudicator who receives, makes, or knowingly causes to be made a communication prohibited by this Rule shall place in the record of the proceeding:

(1) all such written communications;

(2) memoranda stating the substance of all such oral communications; and

(3) all written responses and memoranda stating the substance of all oral responses to all such communications.

(c) If a prohibited ex parte communication has occurred, the Board of Directors or a committee thereof may take whatever action it deems appropriate in the interests of justice, the policies underlying the Act, and the Exchange By-Laws and Rules, including dismissal or denial of the offending party's interest or claim. All participants to a proceeding may respond to any allegations or contentions contained in a prohibited ex parte communication placed in the record. Such responses shall be placed in the record.

(d) The prohibitions of this Rule shall apply beginning with the initiation of an investigation as provided in Rule 8.2(a), unless the person responsible for the communication has knowledge that the investigation shall be initiated, in which case the prohibitions shall apply beginning at the time of his or her acquisition of such knowledge.

CHAPTER IX. ARBITRATION

Rule 9.1. Code of Arbitration

The 12000 and 13000 Series of FINRA's NASD Manual, the NASD Code of Arbitration Procedure for Customer and Industry Disputes, respectively ("NASD Code of Arbitration"), as the same may be in effect from time to time, shall govern Exchange arbitrations except as may be specified in this Chapter IX. For purposes of Exchange arbitrations, defined terms used in this Chapter IX and not otherwise defined herein shall have the same meaning as those prescribed in the NASD Code of Arbitration, and procedures contained in the NASD Code of Arbitration shall have the same application as toward Exchange arbitrations.

Rule 9.2. Jurisdiction

This Chapter applies to the arbitration of any dispute, claim, or controversy arising out of or in connection with the Exchange business of a Member or associated person of a Member.

Rule 9.3. Predispute Arbitration Agreements

(a) Any predispute arbitration clause shall be highlighted and shall be immediately preceded by the following language in outline form.

> This agreement contains a predispute arbitration clause. By signing an arbitration agreement the parties agree as follows:
>
> (1) All parties to this agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.
>
> (2) Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.
>
> (3) The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.
>
> (4) The arbitrators do not have to explain the reason(s) for their award.
>
> (5) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.
>
> (6) The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

(7) The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this agreement.

(b) In any agreement containing a predispute arbitration agreement, there shall be a highlighted statement immediately preceding any signature line or other place for indicating agreement that states that the agreement contains a predispute arbitration clause. The statement shall also indicate at what page and paragraph the arbitration clause is located.

(c) Within thirty days of signing, a copy of the agreement containing any such clause shall be given to the customer who shall acknowledge receipt thereof on the agreement or on a separate document.

(d) A Member shall provide a customer with a copy of any predispute arbitration clause or customer agreement executed between the customer and the Member, or inform the customer that the Member does not have a copy thereof, within ten business days of receipt of the customer's request. If a customer requests such a copy before the Member has provided the customer with a copy pursuant to subparagraph (c) above, the Member must provide a copy to the customer by the earlier date required by this subparagraph (d) or by subparagraph (c).

(e) Upon request by a customer, a Member shall provide the customer with the names of, and information on how to contact or obtain the rules of, all arbitration forums in which a claim may be filed under the agreement.

(f) No predispute arbitration agreement shall include any condition that:

(1) limits or contradicts the rules of any self-regulatory organization;

(2) limits the ability of a party to file any claim in arbitration;

(3) limits the ability of a party to file any claim in court permitted to be filed in court under the rules of the forums in which a claim may be filed under the agreement;

(4) limits the ability of arbitrators to make any award.

(g) If a customer files a complaint in court against a Member that contains claims that are subject to arbitration pursuant to a predispute arbitration agreement between the Member and the customer, the Member may seek to compel arbitration of the claims that are subject to arbitration. If the Member seeks to compel arbitration of such claims, the Member must agree to arbitrate all of the claims contained in the complaint if the customer so requests.

(h) All agreements shall include a statement that "No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein."

Rule 9.4. Referrals

If any matter comes to the attention of an arbitrator during and in connection with the arbitrator's participation in a proceeding, either from the record of the proceeding or from material or communications related to the proceeding, that the arbitrator has reason to believe may constitute a violation of the Exchange's Rules or the federal securities laws, the arbitrator may initiate a referral of the matter to the Exchange for disciplinary investigation; provided, however, that any such referral should only be initiated by an arbitrator after the matter before him has been settled or otherwise disposed of, or after an award finally disposing of the matter has been rendered pursuant to Rule 12904 or 13904, as applicable, of the NASD Code of Arbitration.

Rule 9.5. Payment of Awards

Any Member, or person associated with a Member, who fails to honor an award of arbitrators appointed in accordance with the Rules in this Chapter IX or fails to comply with a written and executed settlement agreement shall be subject to disciplinary proceedings in accordance with Chapter VIII (Discipline).

Rule 9.6. Non-Waiver of Exchange's Right

The submission of any matter to arbitration under this Chapter IX shall in no way limit or preclude any right, action or determination by the Exchange which it would otherwise be authorized to adopt, administer or enforce.

CHAPTER X. ADVERSE ACTION

Rule 10.1. Scope of Chapter

This Chapter provides the procedure for persons who are or are about to be aggrieved by adverse action, including, but not limited to, those persons who have been denied membership in the Exchange, barred from becoming associated with a Member, or prohibited or limited with respect to Exchange services pursuant to the By-Laws or the Rules of the Exchange (other than disciplinary action for which review is provided in Chapter VIII and other than an arbitration award, from which there is no Exchange review), to apply for an opportunity to be heard and to have the complained of action reviewed.

Rule 10.2. Submission and Time Limitation on Application to Exchange

A person who is or will be aggrieved by any action of the Exchange within the scope of this Chapter and who desires to have an opportunity to be heard with respect to such action shall file a written application with the Exchange within 15 business days after being notified of such action. The application shall state the action complained of and the specific reasons why the applicant takes exception to such action and the relief sought. In addition, if the applicant intends to submit any additional documents, statements, arguments or other material in support of the application, the same should be so stated and identified.

Rule 10.3. Procedure Following Applications for Hearing

(a) Appeals Committee

Applications for hearing and reviewing shall be referred promptly by the Exchange to the Appeals Committee. A record of the proceedings shall be kept.

(b) Documents

The Appeals Committee will set a hearing date and shall be furnished with all materials relevant to the proceedings at least 72 hours prior to the date of the hearing. Each party shall have the right to inspect and copy the other party's materials prior to the hearing. Hearings shall be held promptly, particularly in the case of a summary suspension pursuant to Chapter VII of these Rules.

Rule 10.4. Hearing and Decision

(a) Participants

The parties to the hearing shall consist of the applicant and a representative of the Exchange who shall present the reasons for the action taken by the Exchange which allegedly aggrieved the applicant.

(b) Counsel

The applicant is entitled to be accompanied, represented and advised by counsel at all stages of the proceedings.

(c) Conduct of Hearing

The Appeals Committee shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Each of the parties shall be permitted to make an opening statement, present witnesses and documentary evidence, cross-examine opposing witnesses and present closing arguments orally or in writing as determined by the panel. The Appeals Committee also shall have the right to question all parties and witnesses to the proceeding and a record shall be kept. The formal rules of evidence shall not apply.

(d) Decision

The decision of the Appeals Committee shall be made in writing and shall be sent to the parties to the proceeding. Such decisions shall contain the reasons supporting the conclusions of the panel.

Rule 10.5. Review

(a) Petition

The decision of the Appeals Committee shall be subject to review by the Board either on its own motion within 20 business days after issuance of the decision or upon written request submitted by the applicant below, or by the CRO of the Exchange, within 15 business days after issuance of the decision. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with the reasons for such exceptions. Any objection to a decision not specified by written exception shall be considered to have been abandoned and may be disregarded. Parties may petition to submit a written argument to the Board and may request an opportunity to make an oral argument before the Board. The Board shall have sole discretion to grant or deny either request.

(b) Conduct of Review

The review shall be conducted by the Board. The review shall be made upon the record and shall be made after such further proceedings, if any, as the Board may order. Based upon such record, the Board may affirm, reverse or modify, in whole or in part, the decision below. The decision of the Board shall be in writing, shall be sent to the parties to the proceeding and shall be final.

Rule 10.6. Miscellaneous Provisions

(a) Service of Notice

Any notices or other documents may be served upon the applicant either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail, addressed to the applicant at his last known business or residence address.

(b) Extension of Time Limits

Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the Exchange. All papers and documents relating to review by the Appeals Committee or the Board must be submitted to the Exchange.

Rule 10.7. Agency Review

Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

CHAPTER XI. TRADING RULES

Rule 11.1. Hours of Trading and Trading Days

(a) Orders may be executed on the Exchange or routed away from the Exchange during Regular Trading Hours and during the Pre-Opening and After Hours Trading Sessions.

(b) The Exchange will be open for the transaction of business on business days. The Exchange will not be open for business on the following holidays: New Years Day, Dr. Martin Luther King Jr. Day, Presidents Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day or Christmas. When any holiday observed by the Exchange falls on a Saturday, the Exchange will not be open for business on the preceding Friday. When any holiday observed by the Exchange falls on a Sunday, the Exchange will not be open for business on the following Monday, unless otherwise indicated by the Exchange.

(c) The Chief Executive Officer of the Exchange shall have the power to halt, suspend trading in any and all securities traded on the Exchange, to close some or all Exchange facilities, and to determine the duration of any such halt, suspension, or closing, when he deems such action necessary for the maintenance of fair and orderly markets, the protection of investors, or otherwise in the public interest including special circumstances such as (1) actual or threatened physical danger, severe climatic conditions, civil unrest, terrorism, acts of war, or loss or interruption of facilities utilized by the Exchange, (2) a request by a governmental agency or official, or (3) a period of mourning or recognition for a person or event. No such action shall continue longer than a period of two days, or as soon thereafter as a quorum of Directors can be assembled, unless the Board approves the continuation of such suspension.

Rule 11.2. Securities Eligible for Trading

The Exchange shall designate securities for trading. Any class of securities listed or admitted to unlisted trading privileges on the Exchange pursuant to Chapter XIV of these Rules shall be eligible to become designated for trading on the Exchange. All securities designated for trading are eligible for odd-lot, round-lot and mixed-lot executions, unless otherwise indicated by the Exchange or limited pursuant to these Rules.

Rule 11.3. Access

(a) *General.* The System shall be available for entry and execution of orders by Users with authorized access. To obtain authorized access to the System, each User must enter into a User Agreement with the Exchange in such form as the Exchange may provide ("User Agreement").

(b) *Sponsored Participants.* A Sponsored Participant may obtain authorized access to the System only if such access is authorized in advance by one or more Sponsoring Members as follows:

(1) Sponsored Participants must enter into and maintain customer agreements with one or more Sponsoring Members establishing proper relationship(s) and account(s) through which the Sponsored Participant may trade on the System. Such customer agreement(s) must incorporate the Sponsorship Provisions set forth in paragraph (2) below.

(2) For a Sponsored Participant to obtain and maintain authorized access to the System, a Sponsored Participant and its Sponsoring Member must agree in writing to the following Sponsorship Provisions:

(A) Sponsored Participant and its Sponsoring Member must have entered into and maintained a User Agreement with the Exchange.

(B) Sponsoring Member acknowledges and agrees that:

(i) All orders entered by the Sponsored Participants and any person acting on behalf of or in the name of such Sponsored Participant and any executions occurring as a result of such orders are binding in all respects on the Sponsoring Member, and

(ii) Sponsoring Member is responsible for any and all actions taken by such Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant.

(C) Sponsoring Member shall comply with the Exchange's Certificate of Incorporation, By-Laws, Rules and procedures, and Sponsored Participant shall comply with the Exchange's Certificate of Incorporation, By-Laws, Rules and procedures, as if Sponsored Participant were a Member.

(D) Sponsored Participant shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Rule 11.4 with respect to such Authorized Traders.

(E) Sponsored Participant shall familiarize its Authorized Traders with all of the Sponsored Participant's obligations under this Rule and will assure that they receive appropriate training prior to any use or access to the System.

(F) Sponsored Participant may not permit anyone other than Authorized Traders to use or obtain access to the System.

(G) Sponsored Participant shall take reasonable security precautions to prevent unauthorized use or access to the System, including unauthorized entry of information into the System, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof.

(H) Sponsored Participant acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents' and customers' use and access to the System for compliance with the terms of this agreement.

(I) Sponsored Participant shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the System. Such amounts include, but are not limited to applicable exchange and regulatory fees.

(3) The Sponsoring Member must provide the Exchange with a written statement in form and substance acceptable to the Exchange identifying each Sponsored Participant by name and acknowledging its responsibility for the orders, executions and actions of such Sponsored Participant.

Rule 11.4. Authorized Traders

(a) A Member shall maintain a list of ATs who may obtain access to the System on behalf of the Member or the Member's Sponsored Participants. The Member shall update the list of ATs as necessary. Members must provide the list of ATs to the Exchange upon request.

(b) A Member must have reasonable procedures to ensure that all ATs comply with all Exchange Rules and all other procedures related to the System.

(c) A Member must suspend or withdraw a person's status as an AT if the Exchange has determined that the person has caused the Member to fail to comply with the Rules of the Exchange and the Exchange has directed the Member to suspend or withdraw the person's status as an AT.

(d) A Member must have reasonable procedures to ensure that the ATs maintain the physical security of the equipment for accessing the facilities of the Exchange to prevent the improper use or access to the systems, including unauthorized entry of information into the systems.

(e) To be eligible for registration as an AT of a Member a person must successfully complete the General Securities Representative Examination (Series 7 or equivalent foreign examination module approved by the Exchange) and any other training and/or certification programs as may be required by the Exchange.

Rule 11.5. Registration of Market Makers

(a) An applicant for registration as a Market Maker shall file an application in writing on such form as the Exchange may prescribe. Applications shall be reviewed by the Exchange, which shall consider such factors including, but not limited to capital, operations, personnel, technical resources, and disciplinary history. Each Market Maker must have and maintain minimum net capital of at least the amount required under Rule 15c3-1 of the Exchange Act.

(b) An applicant's registration as a Market Maker shall become effective upon receipt by the Member of notice of an approval of registration by the Exchange.

(c) The registration of a Market Maker may be suspended or terminated by the Exchange if the Exchange determines that:

(1) The Market Maker has substantially or continually failed to engage in dealings in accordance with Rule 11.8 or elsewhere in these Rules;

(2) The Market Maker has failed to meet the minimum net capital conditions set forth under paragraph (a) above; or

(3) The Market Maker has failed to maintain fair and orderly markets.

(d) Any registered Market Maker may withdraw its registration by giving written notice to the Exchange. The Exchange may require a certain minimum prior notice period for withdrawal, and may place such other conditions on withdrawal and re-registration following withdrawal, as it deems appropriate in the interests of maintaining fair and orderly markets.

(e) Any person aggrieved by any determination under this Rule 11.5 or Rules 11.6 or 11.7 below may seek review under Chapter X of Exchange Rules governing adverse action.

(f) Registered Market Makers are designated as dealers on the Exchange for all purposes under the Exchange Act and the rules and regulations thereunder.

Rule 11.6. Obligations of Market Maker Authorized Traders

(a) General. MMATs are permitted to enter orders only for the account of the Market Maker for which they are registered.

(b) Registration of Market Maker Authorized Traders. The Exchange may, upon receiving an application in writing from a Market Maker on a form prescribed by the Exchange, register a person as a MMAT.

(1) MMATs may be officers, partners, employees or other associated persons of Members that are registered with the Exchange as Market Makers.

(2) To be eligible for registration as a MMAT, a person must successfully complete the General Securities Representative Examination (Series 7) and any other training and/or certification programs as may be required by the Exchange.

(3) The Exchange may require a Market Maker to provide any and all additional information the Exchange deems necessary to establish whether registration should be granted.

(4) The Exchange may grant a person conditional registration as a MMAT subject to any conditions it considers appropriate in the interests of maintaining a fair and orderly market.

(5) A Market Maker must ensure that a MMAT is properly qualified to perform market making activities, including but not limited to ensuring the MMAT has met the requirements set forth in paragraph (b)(2) of this Rule.

(c) Suspension or Withdrawal of Registration.

(1) The Exchange may suspend or withdraw the registration previously given to a person to be a MMAT if the Exchange determines that:

(A) the person has caused the Market Maker to fail to comply with the securities laws, rules and regulations or the By-Laws, Rules and procedures of the Exchange;

(B) the person is not properly performing the responsibilities of a MMAT;

(C) the person has failed to meet the conditions set forth under paragraph (b) above; or

(D) the MMAT has failed to maintain fair and orderly markets.

(2) If the Exchange suspends the registration of a person as a MMAT, the Market Maker must not allow the person to submit orders into the System.

(3) The registration of a MMAT will be withdrawn upon the written request of the Member for which the MMAT is registered. Such written request shall be submitted on the form prescribed by the Exchange.

Rule 11.7. Registration of Market Makers in a Security

(a) A Market Maker may become registered in a newly authorized security or in a security already admitted to dealings on the Exchange by filing a security registration form with the Exchange. Registration in the security shall become effective on the first business day following the Exchange's approval of the registration, unless otherwise provided by the Exchange. In considering the approval of the registration of the Market Maker in a security, the Exchange may consider:

(1) the financial resources available to the Market Maker;

(2) the Market Maker's experience, expertise and past performance in making markets, including the Market Maker's performance in other securities;

(3) the Market Maker's operational capability;

(4) the maintenance and enhancement of competition among Market Makers in each security in which they are registered;

(5) the existence of satisfactory arrangements for clearing the Market Maker's transactions;

(6) the character of the market for the security, e.g., price, volatility, and relative liquidity.

(b) Voluntary Termination of Security Registration. A Market Maker may voluntarily terminate its registration in a security by providing the Exchange with a written notice of such termination. The Exchange may require a certain minimum prior notice period for such termination, and may place such other conditions on withdrawal and re-registration following withdrawal, as it deems appropriate in the interests of maintaining fair and orderly markets. A Market Maker that fails to give advanced written notice of termination to the Exchange may be subject to formal disciplinary action pursuant to Chapter VIII of these Rules.

(c) The Exchange may suspend or terminate any registration of a Market Maker in a security or securities under this Rule 11.7 whenever the Exchange determines that:

(1) The Market Maker has not met any of its obligations as set forth in these Rules; or

(2) The Market Maker has failed to maintain fair and orderly markets.

A Market Maker whose registration is suspended or terminated pursuant to this Rule 11.7(c) may seek review under Chapter X of Exchange Rules governing adverse action.

(d) Nothing in this Rule 11.7 will limit any other power of the Exchange under the By-Laws, Rules, or procedures of the Exchange with respect to the registration of a Market Maker or in respect of any violation by a Market Maker of the provisions of this Rule 11.7.

Rule 11.8. Obligations of Market Makers

(a) General. Members who are registered as Market Makers in one or more securities traded on the Exchange must engage in a course of dealings for their own account to assist in the maintenance, insofar as reasonably practicable, of fair and orderly markets on the Exchange in accordance with these Rules. The responsibilities and duties of a Market Maker specifically include, but are not limited to, the following:

(1) Maintain continuous limit orders to buy and to sell for round lots in those securities in which the Market Maker is registered to trade;

(2) Remain in good standing with the Exchange and in compliance with all Exchange Rules applicable to it;

(3) Inform the Exchange of any material change in financial or operational condition or in personnel;

(4) Maintain a current list of MMATs who are permitted to enter orders on behalf of the Market Maker and provide an updated version of this list to the Exchange upon any change in MMATs; and

(5) Clear and settle transactions through the facilities of a registered clearing agency. This requirement may be satisfied by direct participation, use of direct clearing services, or by entry into a correspondent clearing arrangement with another Member that clears trades through such agency.

(b) A Market Maker must satisfy the responsibilities and duties as set forth in paragraph (a) of this Rule during Regular Trading Hours on all days in which the Exchange is open for business. A Market Maker may voluntarily open for business prior to 9:30 a.m. and remain open for business later than 4:00 p.m. Eastern Time. Market Makers whose quotes are open prior to 9:30 a.m. Eastern Time or after 4:00 p.m. Eastern Time shall be obligated to comply, while their quotes are open, with all Exchange Rules that are not by their express terms, or by an official interpretation of the Exchange, inapplicable to any part of the Pre-Opening Session or the After Hours Trading Session.

(c) A Market Maker shall be responsible for the acts and omissions of its MMATs.

(d) If the Exchange finds any substantial or continued failure by a Market Maker to engage in a course of dealings as specified in paragraph (a) of this Rule, such Market Maker will be subject to disciplinary action or suspension or revocation of the registration by the Exchange in one or more of the securities in which the Market Maker is registered. Nothing in this Rule 11.8 will limit any other power of the Exchange under the By-Laws, Rules, or procedures of the Exchange with respect to the registration of a Market Maker or in respect of any violation by a Market Maker of the provisions of this Rule 11.8. Any Member aggrieved by any determination under this Rule 11.8 may seek review under Chapter X of the Exchange Rules governing adverse action.

(e) Temporary Withdrawal. A Market Maker may apply to the Exchange to withdraw temporarily from its Market Maker status in the securities in which it is registered. The Market Maker must base its request on demonstrated legal or regulatory requirements that necessitate its temporary withdrawal. The Exchange will act promptly on such request.

(f) The Exchange will, upon request from a Market Maker received prior to 9:00 a.m. (Eastern Time) on a day in which the Exchange is open for business, enter on behalf of such Market Maker a two-sided limit order as a $0.0001 bid and $999,999.99 offer in each security to which the request applies. Such bids and offers will be designated as BATS Only Orders pursuant to Rule 11.9(c)(4), will be in the amount of one round lot each, and will be posted in the BATS Book during Regular Trading Hours unless cancelled by the Market Maker pursuant to Rule 11.9(e).

Rule 11.9. Orders and Modifiers

Users may enter into the System the types of orders listed in this Rule 11.9, subject to the limitations set forth in this Rule or elsewhere in these Rules.

(a) *General Order Types.*

(1) Limit Order. An order to buy or sell a stated amount of a security at a specified price or better. A "marketable" limit order is a limit order to buy (sell) at or above (below) the lowest (highest) Protected Offer (Bid) for the security.

(2) BATS Market Order. An order to buy or sell a stated amount of a security that is to be executed at the NBBO when the order reaches the Exchange. BATS market orders shall not trade through Protected Quotations. A BATS market order that is designated as "BATS Only" will be cancelled if, when reaching the Exchange, it cannot be executed on the System in accordance with Rule 11.13(a)(1). BATS market orders that are not designated as "BATS Only" and that cannot be executed in accordance with Rule 11.13(a)(1) on the System when reaching the Exchange will be eligible for routing away pursuant to Rule 11.13(a)(2). Any portion of a BATS market order that would execute at a price more than $0.50 or 5 percent worse than the NBBO at the time the order initially reaches the Exchange, whichever is greater, will be cancelled. BATS market orders are not eligible for execution during the Pre-Opening Session or the After Hours Trading Session.

(b) *Time-in-Force.* Limit orders must have one of the following time-in-force terms.

(1) Immediate-or-Cancel ("IOC") Order. A limit order that is to be executed in whole or in part as soon as such order is received, and the portion not so executed is to be treated as cancelled.

(2) Day Order. A limit order to buy or sell which, if not executed, expires at the end of Regular Trading Hours. Any Day Order entered into the System before the opening of business on the Exchange as determined pursuant to Rule 11.1, or after the closing of Regular Trading Hours, will be rejected.

(3) Good 'til Cancel ("GTC") Order. A limit order to buy or sell which, if not executed, will be cancelled by the close of Regular Trading Hours.

(4) Good 'til Day ("GTD") Order. A limit order to buy or sell which, if not executed, will be cancelled at the expiration time assigned to the order, which can be no later than the close of the After Hours Trading Session.

(5) Good 'til Extended Day ("GTX") Order. A limit order to buy or sell which, if not executed, will be cancelled by the close of the After Hours Trading Session.

(c) *Other Types of Orders.*

(1) *Reserve Order.* A limit order with a portion of the quantity displayed ("display quantity") and with a reserve portion of the quantity ("reserve quantity") that is not displayed.

(2) *Odd Lot Order.* An order to buy or sell an odd lot. Odd Lot Orders are only eligible to be Protected Quotations if aggregated to form a round lot.

(3) *Mixed Lot Order.* An order to buy or sell a mixed lot. Odd lot portions of Mixed Lot Orders are only eligible to be Protected Quotations if aggregated to form a round lot.

(4) *BATS Only Order.* An order that is to be ranked and executed on the Exchange pursuant to Rule 11.12 and Rule 11.13(a)(1) or cancelled, without routing away to another trading center. A BATS Only Order that, at the time of entry, would cross a Protected Quotation will be repriced to the locking price and ranked at such price in the BATS Book. A BATS Only Order that, if at the time of entry, would create a violation of Rule 610(d) of Regulation NMS by locking or crossing a Protected Quotation will be displayed by the System at one minimum price variation below the current NBO (for bids) or to one minimum price variation above the current NBB (for offers) (collectively, the "displayed price sliding process"). In the event the NBBO changes such that the BATS Only Order at the original locking price would not lock or cross a Protected Quotation, the order will receive a new timestamp, and will be displayed at the original locking price. The System will default to the displayed price sliding process for a BATS Only Order unless the User has entered instructions not to use the displayed price sliding process.

(5) (Reserved.)

(6) *BATS Post Only Order*. An order that is to be ranked and executed on the Exchange pursuant to Rule 11.12 and Rule 11.13(a)(1) or cancelled, as appropriate, without routing away to another trading center except that the order will not remove liquidity from the BATS Book. A BATS Post Only Order will be subject to the displayed price sliding process unless a User has entered instructions not to use the displayed price sliding process as set forth in paragraph (c)(4) above.

(7) *Partial Post Only at Limit Order*. An order that is to be ranked and executed on the Exchange pursuant to Rule 11.12 and Rule 11.13(a)(1) or cancelled, as appropriate, without routing away to another trading center except that the order will only remove liquidity from the BATS Book under the following circumstances:

> (A) A Partial Post Only at Limit Order will remove liquidity from the BATS Book up to the full size of the order if, at the time of receipt, it can be executed at prices better than its limit price (*i.e.*, price improvement).
>
> (B) Regardless of any liquidity removed from the BATS Book under the circumstances described in paragraph (c)(6)(A) above, a User may enter a Partial Post Only at Limit Order instructing the Exchange to also remove liquidity from the BATS Book at the order's limit price up to a designated percentage of the remaining size of the order after any execution pursuant to paragraph (c)(6)(A) above ("Maximum Remove Percentage") if, after removing such liquidity at the order's limit price, the remainder of such order can then post to the BATS Book. If no Maximum Remove Percentage is entered, such order will only remove liquidity to the extent such order will obtain price improvement as described in paragraph (c)(6)(A) above.

A Partial Post Only at Limit Order will be subject to the displayed price sliding process unless a User has entered instructions not to use the displayed price sliding process as set forth in paragraph (c)(4) above.

(8) *Pegged Order*. A limit order that after entry into the System, the price of the order is automatically adjusted by the System in response to changes in the NBBO. A User entering a Pegged Order can specify that order's price will either be inferior to or equal the inside quote by an amount set by the entering party on the same side of the market (a "Primary Pegged Order") or offset the inside quote on the contra side of the market by an amount (the "Offset Amount") set by the User (a "Market Pegged Order"). Pegged Orders are not eligible for routing pursuant to Rule 11.13(a)(2), and are not displayed on the Exchange. A new timestamp is created for the order each time it is automatically adjusted.

(9) *Mid-Point Peg Order*. A limit order that after entry into the System, the price of the order is automatically adjusted by the System in response

to changes in the NBBO to be pegged to the mid-point of the NBBO, or, alternatively, pegged to the less aggressive of the midpoint of the NBBO or one minimum price variation inside the same side of the NBBO as the order. Mid-Point Peg Orders are not eligible for routing pursuant to Rule 11.13(a)(2), and are not displayed on the Exchange. A new timestamp is created for the order each time it is automatically adjusted.

(10) *Discretionary Order*. A limit order with a displayed price and size and an undisplayed "discretionary" price. The discretionary price is a non-displayed upward offset which a User is willing to buy or a non-displayed downward offset which a User is willing to sell. The undisplayed price of a Discretionary Order is available for execution against opposing limit orders within the discretionary range (*i.e.*, at the discretionary price or at a price that is between the displayed price and the discretionary price). Discretionary Orders will be executed at a price that uses the minimum amount of discretion necessary to execute the order. If a Discretionary Order is not executed in full, the unexecuted portion of the order is automatically re-posted and displayed in the BATS Book with a new timestamp, at its original displayed price, and with its non-displayed discretionary price offset.

(11) *Non-Displayed Order*. A market or limit order that is not displayed on the Exchange.

(12) *Destination Specific Order*. A market or limit order that instructs the System to route the order to a specified away trading center, after exposing the order to the BATS Book. Destination Specific Orders that are not executed in full after routing away are processed by the Exchange as described below in Rule 11.13(a)(2).

(13) *Modified Destination Specific Order*. A market or limit order that instructs the System to route the order to a specified away trading center or centers, as approved by the Exchange from time to time, without first exposing the order to the BATS Book. Modified Destination Specific Orders that are not executed in full after routing away receive a new timestamp upon return to the Exchange and are processed by the Exchange as described below in Rule 11.13(a)(2).

(d) *Intermarket Sweep Orders*.

(1) The System will accept incoming Intermarket Sweep Orders ("ISO") (as such term is defined in Regulation NMS). In order to be eligible for treatment as an Intermarket Sweep Order, the limit order must be marked "ISO" and the User entering the order must simultaneously route one or more additional limit orders marked "ISO," as necessary, to away markets to execute against the full displayed size of any Protected Quotation for the security with a price that is superior to the limit price of the Intermarket Sweep Order entered in the System. Such orders, if they meet the requirements of the foregoing sentence, may be

executed at one or multiple price levels in the system without regard to Protected Quotations at away markets consistent with Regulation NMS (*i.e.*, may trade through such quotations). The Exchange relies on the marking of an order as an ISO order when handling such order, and thus, it is the entering Member's responsibility, not the Exchange's responsibility, to comply with the requirements of Regulation NMS relating to Intermarket Sweep Orders. ISOs are not eligible for routing pursuant to Rule 11.13(a)(2).

(2) The term "Directed Intermarket Sweep Order" ("Directed ISO") shall mean, for any order so designated, an ISO entered by a User that bypasses the System and is immediately routed by the Exchange to an away trading center specified by the User for execution. It is the entering Member's responsibility, not the Exchange's responsibility, to comply with the requirements of Regulation NMS relating to Intermarket Sweep Orders.

(e) *Cancel/Replace Messages.* A User may, by appropriate entry in the System, cancel or replace an existing order entered by the User, subject to the following limitations.

(1) Orders may only be cancelled or replaced if the order has a time-in-force term other than IOC and if the order has not yet been executed.

(2) If an order has been routed to another trading center, the order will be placed in a "Pending" state until the routing process is completed. Executions that are completed when the order is in the "Pending" state will be processed normally.

(3) Other than changing a limit order to a market order, only the price, the sell long or sell short indicator and quantity terms of the order may be changed by a Replace Message. If a User desires to change any other terms of an existing order the existing order must be cancelled and a new order must be entered.

(4) Notwithstanding anything to the contrary in these Exchange Rules, no cancellation or replacement of an order will be effective until such message has been received and processed by the System.

(f) *Member Match Trade Prevention ("MMTP") Modifiers.* Any incoming order designated with an MMTP modifier will be prevented from executing against a resting opposite side order also designated with an MMTP modifier and originating from the same market participant identifier ("MPID"), Exchange Member identifier or Exchange Sponsored Participant identifier (any such identifier, a "Unique Identifier"). Subject to the exception contained in paragraph (3) below, the MMTP modifier on the incoming order controls the interaction between two orders marked with MMTP modifiers.

(1) MMTP Cancel Newest ("MCN"). An incoming order marked with the "MCN" modifier will not execute against opposite side resting interest marked

with any MMTP modifier originating from the same Unique Identifier. The incoming order marked with the MCN modifier will be cancelled back to the originating User(s). The resting order marked with an MMTP modifier will remain on the BATS Book.

(2) MMTP Cancel Oldest ("MCO"). An incoming order marked with the "MCO" modifier will not execute against opposite side resting interest marked with any MMTP modifier originating from the same Unique Identifier. The resting order marked with the MMTP modifier will be cancelled back to the originating User(s). The incoming order marked with the MCO modifier will remain on the BATS Book.

(3) MMTP Decrement and Cancel ("MDC"). An incoming order marked with the "MDC" modifier will not execute against opposite side resting interest marked with any MMTP modifier originating from the same Unique Identifier. If both orders are equivalent in size, both orders will be cancelled back to the originating User(s). If the orders are not equivalent in size, the equivalent size will be cancelled back to the originating User(s) and the larger order will be decremented by the size of the smaller order, with the balance remaining on the BATS Book; provided, however, that if the resting order is marked with any MMTP modifier other than MDC, and the incoming order is smaller in size than the resting order, then both orders will be cancelled back to the originating User(s).

(4) MMTP Cancel Both ("MCB"). An incoming order marked with the "MCB" modifier will not execute against opposite side resting interest marked with any MMTP modifier originating from the same Unique Identifier. The entire size of both orders will be cancelled back to the originating User(s).

Rule 11.10. Units of Trading

One hundred (100) shares shall constitute a "round lot," any amount less than 100 shares shall constitute an "odd lot," and any amount greater than 100 shares that is not a multiple of a round lot shall constitute a "mixed lot."

Rule 11.11. Price Variations

(a) Bids, offers, orders or indications of interests in securities traded on the Exchange shall not be made in an increment smaller than:

(1) $0.01 if those bids, offers or indications of interests are priced equal to or greater than $1.00 per share; or

(2) $0.0001 if those bids, offers or indications of interests are priced less than $1.00 per share and the security is an NMS stock pursuant to Commission Rule 600(b)(46) and is trading on the Exchange; or

(3) Any other increment established by the Commission for any security which has been granted an exemption from the minimum price increments requirements of Commission Rule 612(a) or 612(b).

Rule 11.12. Priority of Orders

(a) *Ranking.* Orders of Users shall be ranked and maintained in the BATS Book based on the following priority:

(1) The highest-priced order to buy (or lowest-priced order to sell) shall have priority over all other orders to buy (or orders to sell) in all cases.

(2) Subject to the Execution Process described below, where orders to buy (or sell) are made at the same price, the order clearly established as the first entered into the System at such particular price shall have precedence at that price, up to the number of shares of stock specified in the order. The System shall execute equally priced trading interest within the System in time priority in the following order:

(A) Displayed size of limit orders;

(B) Non-Displayed limit orders;

(C) Pegged Orders;

(D) Mid-Point Peg Orders;

(E) Reserve size of orders;

(F) Discretionary portion of Discretionary Orders as set forth in Rule 11.9(c)(9).

(3) In the event an order has been cancelled or replaced in accordance with Rule 11.9(e) above, such order only retains priority if such modification involves a decrease in the size of the order or a change in position from sell long to sell short or vice-versa. Any other modification to an order, including an increase in the size of the order and/or price change, will result in such order losing priority as compared to other orders in the BATS Book and the timestamp for such order being revised to reflect the time of the modification.

(4) In the event that less than the full size of an order is executed, the unexecuted size of the order shall retain priority at the same limit price in accordance with paragraphs (1) and (2) above.

(5) The displayed quantity of a Reserve Order shall have time priority as of the time of display. If the displayed quantity of the Reserve Order is decremented such that 99 shares or fewer would be displayed, the displayed portion of the Reserve Order shall be refreshed for (i) the original displayed

quantity, or (ii) the entire reserve quantity, if the remaining reserve quantity is smaller than the original displayed quantity. A new timestamp is created both for the refreshed and reserved portion of the order each time it is refreshed from reserve.

(b) *Dissemination.* The best-ranked order(s) to buy and the best-ranked order(s) to sell that are displayable in the BATS Book and the aggregate displayed size of such orders associated with such prices shall be collected and made available to quotation vendors for dissemination pursuant to the requirements of Rule 602 of Regulation NMS.

Rule 11.13. Order Execution

Subject to the restrictions on short sales under these Exchange Rules or the Act and the rules and regulations thereunder, orders shall be matched for execution in accordance with this Rule 11.13. For any execution to occur during Regular Trading Hours, however, the price must be equal to or better than the Protected NBBO, unless the order is marked ISO or unless the execution falls within another exception set forth in Rule 611(b) of Regulation NMS. For any execution to occur during the Pre-Opening Session or the After Hours Trading Session, the price must be equal to or better than the highest Protected Bid or lowest Protected Offer. For purposes of this Rule 11.13 any order falling within the parameters of this paragraph shall be referred to as "executable".

(a) *Execution and Routing.*

(1) *Execution against BATS Book.* An incoming order shall first attempt to be matched for execution against orders in the BATS Book. An incoming order to buy will be automatically executed to the extent that it is priced at an amount that equals or exceeds any order to sell in the BATS Book and is executable. Such order to buy shall be executed at the price(s) of the lowest order(s) to sell having priority in the BATS Book. An incoming order to sell will be automatically executed to the extent that it is priced at an amount that equals or is less than any other order to buy in the BATS Book and is executable. Such order to sell shall be executed at the price(s) of the highest order(s) to buy having priority in the BATS Book.

(2) *Routing to Away Trading Centers.* Depending on the instructions set by the User when the incoming order was originally entered, if a market or marketable limit order has not been executed in its entirety pursuant to paragraph (a)(1) above, the order shall be eligible for additional processing under one or more of the following options:

(A) <u>Routing of Market Orders</u>. The System will designate market orders as IOCs and will cause such orders to be routed to one or more Trading Centers (as defined in Rule 2.11) for potential execution, per the entering User's instructions, in compliance with Rule 611 under Regulation NMS. After the System receives responses to orders that were routed away, to the extent an order is not executed in full through the routing process, the System will process the balance of such order as follows. Depending on parameters set by the User when the incoming order was originally entered, the System will either: (i) process the unfilled balance of an order as a BATS Only Order pursuant to Rule 11.9(c)(4), or (ii) repeat the process described in paragraph (a)(1) above and this paragraph (a)(2)(A) by executing against the BATS Book and/or routing orders to other Trading Centers until the original, incoming order is executed in its entirety.

(B) Routing of Marketable Limit Orders. The System will designate limit orders as IOCs and will cause such orders to be routed to one or more Trading Centers (as defined in Rule 2.11) for potential execution, per the entering User's instructions, in compliance with Rule 611 under Regulation NMS. After the System receives responses to orders that were routed away, to the extent an order is not executed in full through the routing process at or better than the initial price at which the order was routed, the System will process the balance of such order as follows. Depending on parameters set by the User when the incoming order was originally entered, the System will either: (i) process the unfilled balance of the order as a BATS Only Order pursuant to Rule 11.9(c)(4); (ii) repeat the process described in paragraph (a)(1) above and this paragraph (a)(2)(B) by executing against the BATS Book and/or routing orders to other Trading Centers until the original, incoming order is executed in its entirety or, if not executed in its entirety, post the unfilled balance of the order in the BATS Book if the order's limit price is reached; or (iii) repeat the process described in paragraph (a)(1) above and this paragraph (a)(2)(B) by executing against the BATS Book and/or routing orders to other Trading Centers, provided that the System will check the BATS Book for liquidity at the order's limit price only one time pursuant to paragraph (a)(1), then route orders at that limit price to other Trading Centers pursuant to this paragraph (a)(2)(B), and then cancel any unfilled balance of the order back to User. To the extent the unfilled balance of an order has been posted to the BATS Book pursuant to (a)(2)(B)(ii) of this paragraph, should the order subsequently be locked or crossed by another accessible Trading Center, the System shall route the order to the locking or crossing Trading Center if instructed to do so by a User.

(b) *Priority of Routed Orders.* Orders sent by the System to other markets do not retain time priority with respect to other orders in the System and the System shall continue to execute other orders while routed orders are away at another market center. Once routed by the System, an order becomes subject to the rules and procedures of the destination market including, but not limited to, short-sale regulation and order cancellation. Requests from Users to cancel their orders while the order is routed away to another trading center and remains outside the System shall be processed, subject to the applicable trading rules of the relevant trading center. If a routed order is subsequently returned, in whole or in part, that order, or its remainder, shall receive a new timestamp reflecting the time of its return to the System. Following the routing process described above, unless the terms of the order direct otherwise, any unfilled portion of the order originally entered into the System shall be ranked in the BATS Book in accordance with the terms of such order under Rule 11.12 and such order shall be eligible for execution under this Rule 11.13.

(c) *Display of Automated Quotations.* The System will be operated as an "automated market center" within the meaning of Regulation NMS, and in furtherance thereof, will display "automated quotations" within the meaning of Regulation NMS at all times except in the event that a systems malfunction renders the System incapable of displaying automated quotations. The Exchange shall communicate to Users its procedures concerning a change from automated to "manual quotations" (as defined in Regulation NMS).

(d) *Self-Help.* The Exchange intends to take advantage of the self-help provisions of Regulation NMS. Pursuant to the self-help provisions, the System may execute a transaction that would constitute a trade-through of a Protected Quotation displayed on another trading center if such trading center is experiencing a failure, material delay, or malfunction of its systems or equipment. If another trading center publishing a Protected Quotation repeatedly fails to respond within one second to orders sent by the System to access the trading center's Protected Quotation, the System may disregard those Protected Quotations when routing, displaying, canceling or executing orders on the Exchange. When invoking self-help, the Exchange will:

(1) Notify the non-responding trading center immediately after (or at the same time as) electing self-help; and

(2) Assess whether the cause of the problem lies with the System and, if so, taking immediate steps to resolve the problem instead of invoking self-help.

Rule 11.14. Trade Execution and Reporting

(a) Executions occurring as a result of orders matched against the BATS Book shall be reported by the Exchange to an appropriate consolidated transaction reporting system to the extent required by the Act and the rules and regulations thereunder. Executions occurring as a result of orders routed away from the System shall be reported to an appropriate consolidated transaction reporting system by the relevant reporting trading center. The Exchange shall promptly notify Users of all executions of their orders as soon as such executions take place.

(b) The Exchange shall identify all trades executed pursuant to an exception or exemption from Rule 611 of Regulation NMS in accordance with specifications approved by the operating committee of the relevant national market system plan for an NMS stock. If a trade is executed pursuant to both the intermarket sweep order exception of Rule 611(b)(5) of Regulation NMS and the self-help exception of Rule 611(b)(1) of Regulation NMS, such trade shall be identified as executed pursuant to the intermarket sweep order exception.

Rule 11.15. Clearance and Settlement; Anonymity

(a) Each Member must either (1) be a member of a Qualified Clearing Agency, or (2) clear transactions executed on the Exchange through another Member that is a member of a Qualified Clearing Agency. If a Member clears transactions through another Member that is a member of a Qualified Clearing Agency ("clearing member"), such clearing member shall affirm to the Exchange in writing, through letter of authorization, letter of guarantee or other agreement acceptable to the Exchange, its agreement to assume responsibility for clearing and settling any and all trades executed by the Member designating it as its clearing firm. The rules of any such clearing agency shall govern with respect to the clearance and settlement of any transactions executed by the Member on the Exchange.

(b) Each transaction executed within the System is executed on a locked-in basis and shall be automatically processed for clearance and settlement.

(c) The transaction reports produced by the System will indicate the details of transactions executed in the System but shall not reveal contra party identities. Except as set forth in paragraph (d) below, transactions executed in the System will also be cleared and settled anonymously.

(d) Except as required by any Qualified Clearing Agency, the Exchange will reveal the identity of a Member or Member's clearing firm in the following circumstances:

(1) for regulatory purposes or to comply with an order of a court or arbitrator; or

(2) when a Qualified Clearing Agency ceases to act for a Member or the Member's clearing firm, and determines not to guarantee the settlement of the Member's trades.

Rule 11.16. LIMITATION OF LIABILITY

(a) NEITHER THE EXCHANGE NOR ITS AGENTS, EMPLOYEES, CONTRACTORS, OFFICERS, DIRECTORS, SHAREHOLDERS, COMMITTEE MEMBERS OR AFFILIATES ("EXCHANGE RELATED PERSONS") SHALL BE LIABLE TO ANY USER OR MEMBER, OR SUCCESSORS, REPRESENTATIVES OR CUSTOMERS THEREOF, OR ANY PERSONS ASSOCIATED THEREWITH, FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE:

(1) GROWING OUT OF THE USE OR ENJOYMENT OF ANY FACILITY OF THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, THE SYSTEM; OR

(2) ARISING FROM OR OCCASIONED BY ANY INACCURACY, ERROR OR DELAY IN, OR OMISSION OF OR FROM THE COLLECTION, CALCULATION, COMPILATION, MAINTENANCE, REPORTING OR

DISSEMINATION OF ANY INFORMATION DERIVED FROM THE SYSTEM OR ANY OTHER FACILITY OF THE EXCHANGE, RESULTING EITHER FROM ANY ACT OR OMISSION BY THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, OR FROM ANY ACT CONDITION OR CAUSE BEYOND THE REASONABLE CONTROL OF THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, INCLUDING, BUT NOT LIMITED TO, FLOOD, EXTRAORDINARY WEATHER CONDITIONS, EARTHQUAKE OR OTHER ACTS OF GOD, FIRE, WAR, TERRORISM, INSURRECTION, RIOT, LABOR DISPUTE, ACCIDENT, ACTION OF GOVERNMENT, COMMUNICATIONS OR POWER FAILURE, OR EQUIPMENT OR SOFTWARE MALFUNCTION.

(b) EACH MEMBER EXPRESSLY AGREES, IN CONSIDERATION OF THE ISSUANCE OF ITS MEMBERSHIP IN THE EXCHANGE, TO RELEASE AND DISCHARGE THE EXCHANGE AND ALL EXCHANGE RELATED PERSONS OF AND FROM ALL CLAIMS AND DAMAGES ARISING FROM THEIR ACCEPTANCE AND USE OF THE FACILITIES OF THE EXCHANGE (INCLUDING, WITHOUT LIMITATION, THE SYSTEM).

(c) NEITHER THE EXCHANGE NOR ANY EXCHANGE RELATED PERSON MAKES ANY EXPRESS OR IMPLIED WARRANTIES OR CONDITIONS TO USERS AS TO RESULTS THAT ANY PERSON OR PARTY MAY OBTAIN FROM THE SYSTEM FOR TRADING OR FOR ANY OTHER PURPOSE, AND ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, TITLE, AND NON-INFRINGEMENT WITH RESPECT TO THE SYSTEM ARE HEREBY DISCLAIMED.

(d) NOTWITHSTANDING PARAGRAPH (a) ABOVE, AND SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, THE EXCHANGE MAY COMPENSATE MEMBERS FOR LOSSES RESULTING DIRECTLY FROM THE MALFUNCTION OF THE EXCHANGE'S PHYSICAL EQUIPMENT, DEVICES AND/OR PROGRAMMING OR THE NEGLIGENT ACTS OR OMISSIONS OF ITS EMPLOYEES.

(1) AS TO ANY ONE OR MORE CLAIMS MADE BY A SINGLE MEMBER UNDER THIS RULE ON A SINGLE TRADING DAY, THE EXCHANGE SHALL NOT BE LIABLE IN EXCESS OF THE LARGER OF $100,000, OR THE AMOUNT OF ANY RECOVERY OBTAINED BY THE EXCHANGE UNDER ANY APPLICABLE INSURANCE MAINTAINED BY THE EXCHANGE.

(2) AS TO THE AGGREGATE OF ALL CLAIMS MADE BY ALL MEMBERS UNDER THIS RULE ON A SINGLE TRADING DAY, THE EXCHANGE SHALL NOT BE LIABLE IN EXCESS OF THE LARGER OF $250,000 OR THE AMOUNT OF ANY RECOVERY OBTAINED BY THE EXCHANGE UNDER ANY APPLICABLE INSURANCE MAINTAINED BY THE EXCHANGE.

(3) AS TO THE AGGREGATE OF ALL CLAIMS MADE BY ALL MEMBERS UNDER THIS RULE DURING A SINGLE CALENDAR MONTH, THE EXCHANGE SHALL NOT BE LIABLE IN EXCESS OF THE LARGER OF $500,000, OR THE AMOUNT OF ANY RECOVERY OBTAINED BY THE EXCHANGE UNDER ANY APPLICABLE INSURANCE MAINTAINED BY THE EXCHANGE.

(e) IN THE EVENT THAT ALL OF THE CLAIMS MADE UNDER THIS RULE CANNOT BE FULLY SATISFIED BECAUSE IN THE AGGREGATE THEY EXCEED THE APPLICABLE MAXIMUM LIMITATIONS PROVIDED IN THIS RULE, THEN THE MAXIMUM PERMITTED AMOUNT WILL BE PROPORTIONALLY ALLOCATED AMONG ALL SUCH CLAIMS ARISING ON A SINGLE TRADING DAY OR DURING A SINGLE CALENDAR MONTH, AS APPLICABLE, BASED ON THE PROPORTION THAT EACH SUCH CLAIM BEARS TO THE SUM OF ALL SUCH CLAIMS.

(f) ALL CLAIMS FOR COMPENSATION PURSUANT TO THIS RULE SHALL BE IN WRITING AND MUST BE SUBMITTED NO LATER THAN THE OPENING OF TRADING ON THE NEXT BUSINESS DAY FOLLOWING THE DAY ON WHICH THE USE OF THE EXCHANGE GAVE RISE TO SUCH CLAIMS. ONCE IN RECEIPT OF A CLAIM, THE EXCHANGE WILL VERIFY THAT: (i) A VALID ORDER WAS ACCEPTED INTO THE EXCHANGE'S SYSTEMS; AND (ii) AN EXCHANGE SYSTEM FAILURE OR A NEGLIGENT ACT OR OMISSION OF AN EXCHANGE EMPLOYEE OCCURRED DURING THE EXECUTION OR HANDLING OF THAT ORDER.

Rule 11.17. Clearly Erroneous Executions

(a) *Definition.* For purposes of this Rule, the terms of a transaction executed on the Exchange are "clearly erroneous" when there is an obvious error in any term, such as price, number of shares or other unit of trading, or identification of the security. A transaction made in clearly erroneous error and cancelled by both parties or determined by the Exchange to be clearly erroneous will be removed from the Consolidated Tape.

(b) *Request and Timing of Review.* A Member that receives an execution on an order that was submitted erroneously to the Exchange for its own or customer account may request that the Exchange review the transaction under this Rule. An Officer of the Exchange or such other employee designee of the Exchange ("Official") shall review the transaction under dispute and determine whether it is clearly erroneous, with a view toward maintaining a fair and orderly market and the protection of investors and the public interest. Such request for review shall be made in writing via e-mail or other electronic means specified from time to time by the Exchange in a circular distributed to Members.

(1) Requests for Review. Requests for review must be received by the Exchange within thirty (30) minutes of execution time and shall include information concerning the time of the transaction(s), security symbol(s), number

of shares, price(s), side (bought or sold), and factual basis for believing that the trade is clearly erroneous. Upon receipt of a timely filed request that satisfies the numerical guidelines set forth in paragraph (c)(1) of this Rule, the counterparty to the trade, if any, shall be notified by the Exchange as soon as practicable, but generally within thirty (30) minutes. An Official may request additional supporting written information to aid in the resolution of the matter. If requested, each party to the transaction shall provide any supporting written information as may be reasonably requested by the Official to aid resolution of the matter within thirty (30) minutes of the Official's request. Either party to the disputed trade may request the supporting written information provided by the other party on the matter.

(2) Routed Executions. Other market centers will generally have an additional thirty (30) minutes from receipt of their participant's timely filing, but no longer than sixty (60) minutes from the time of the execution at issue, to file with the Exchange for review of transactions routed to the Exchange from that market center and executed on the Exchange.

(c) *Thresholds.* Determinations of whether an execution is clearly erroneous will be based on all relevant factors on a case by case basis including, but not limited to, the following:

(1) Numerical Guidelines. A transaction executed during Regular Trading Hours or during the Pre-Opening or After Hours Session may be found to be clearly erroneous only if the price of the transaction to buy (sell) that is the subject of the complaint is greater than (less than) the Reference Price by an amount that equals or exceeds the Numerical Guidelines set forth below. The execution time of the transaction under review determines whether the guidance threshold is Regular Trading Hours or Pre-Opening or After Hours Trading Sessions (which occur before and after the Regular Trading Hours). The Reference Price will be equal to the consolidated last sale immediately prior to the execution(s) under review except for in Unusual Circumstances as described in paragraph (c)(2) below.

Reference Price	Regular Trading Hours Numerical Guidelines (Subject transaction's % difference from the Reference Price):	Pre-Opening and After Hours Trading Session Numerical Guidelines (Subject transaction's % difference from the Reference Price):
Greater than $0.00 up to and including $25.00	10%	20%
Greater than $25.00 up to and including $50.00	5%	10%

Greater than $50.00	3%	6%
Multi-Stock Event – Filings involving five or more securities by the same Member will be aggregated into a single filing	10%	10%
Leveraged ETF/ETN securities	Regular Trading Hours Numerical Guidelines multiplied by the leverage multiplier (*i.e.*, 2x)	Regular Trading Hours Numerical Guidelines multiplied by the leverage multiplier (*i.e.* 2x)

(2) Unusual Circumstances and Joint Market Rulings. In Unusual Circumstances, which may include periods of extreme market volatility, sustained illiquidity, or widespread system issues, the Exchange may, in its discretion and with a view toward maintaining a fair and orderly market and the protection of investors and the public interest, use a Reference Price other than the consolidated last sale. Other Reference Prices may include the consolidated inside price, the consolidated opening price, the consolidated prior close, or the consolidated last sale prior to a series of executions. It may also be necessary to use a higher Numerical Guideline if, after market participants have been alerted to the existence of erroneous activity, the price of the security returns toward its prior trading range but continues to trade beyond the price at which trades would normally be broken. The Exchange also may use a different Reference Price and/or higher Numerical Guideline in events that involve other markets in an effort to coordinate a Reference Price and/or Numerical Guideline that is consistent across markets. In order to achieve consistent results across markets, when a ruling is made in conjunction with another market center it may be determined that the number of affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest.

(3) Additional Factors. An Official may also consider additional factors to determine whether an execution is clearly erroneous, including but not limited to, system malfunctions or disruptions, volume and volatility for the security, derivative securities products that correspond to greater than 100% in the direction of a tracking index, news released for the security, whether trading in the security was recently halted/resumed, whether the security is an initial public offering, whether the security was subject to a stock-split, reorganization, or other corporate action, overall market conditions, Pre-Opening or After Hours Session executions, validity of the consolidated tapes trades and quotes, consideration of primary market indications, and executions inconsistent with the trading pattern in the stock. Each additional factor shall be considered with a view toward

maintaining a fair and orderly market and the protection of investors and the public interest.

(4) Numerical Guidelines Applicable to Volatile Market Opens. The Exchange may expand the Numerical Guidelines applicable to transactions occurring between 9:30 a.m. and 10:00 a.m. (all times Eastern) based on the disseminated value of the S&P 500 Futures at 9:15 a.m.

(A) When the S&P 500 Futures are up or down from 3% up to but not including 5% at 9:15 a.m. the Numerical Guidelines (calculated pursuant to paragraph (c)(1) above) are doubled for executions occurring between 9:30 a.m. and 10:00 a.m.

(B) When the S&P 500 Futures are up or down 5% or greater at 9:15 a.m. the Numerical Guidelines (calculated pursuant to paragraph (c)(1) above) are tripled for executions occurring between 9:30 a.m. and 10:00 a.m.

(d) *Outlier Transactions.* In the case of an Outlier Transaction, an Official may, in his or her sole discretion, and on a case-by-case basis, consider requests received pursuant to paragraph (b) of this Rule after thirty (30) minutes, but not longer than sixty (60) minutes after the transaction in question, depending on the facts and circumstances surrounding such request.

(1) An "Outlier Transaction" means a transaction where the execution price of the security is greater than three times the current Numerical Guidelines set forth in paragraph (c)(1) of this Rule.

(2) If the execution price of the security in question is not within the Outlier Transaction parameters set forth in paragraph (d)(1) of this Rule but breaches the 52-week high or 52-week low, the Exchange may consider Additional Factors as outlined in paragraph (c)(3), in determining if the transaction qualifies for further review or if the Exchange shall decline to act.

(e) Review Procedures.

(1) *Determination by Official.* Unless both parties to the disputed transaction agree to withdraw the initial request for review, the transaction under dispute shall be reviewed, and a determination shall be rendered by the Official. If the Official determines that the transaction is not clearly erroneous, the Official shall decline to take any action in connection with the completed trade. In the event that the Official determines that the transaction in dispute is clearly erroneous, the Official shall declare the transaction null and void. A determination shall be made generally within thirty (30) minutes of receipt of the complaint, but in no case later than the start of Regular Trading Hours on the following day. The parties shall be promptly notified of the determination.

(2) *Appeals.* If a Member affected by a determination made under this Rule so requests within the time permitted below, the Clearly Erroneous Execution Panel ("CEE Panel") will review decisions made by the Official under this Rule, including whether a clearly erroneous execution occurred and whether the correct determination was made; provided however that the CEE Panel will not review decisions made by an Officer under paragraph (f) of this Rule if such Officer also determines under paragraph (f) of this Rule that the number of the affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest.

(A) The CEE Panel will be comprised of the CRO, or a designee of the CRO, and representatives from two (2) Members.

(B) The Exchange shall designate at least ten (10) representatives of Members to be called upon to serve on the CEE Panel as needed. In no case shall a CEE Panel include a person affiliated with a party to the trade in question. To the extent reasonably possible, the Exchange shall call upon the designated representatives to participate on a CEE Panel on an equally frequent basis.

(C) A request for review on appeal must be made in writing via e-mail or other electronic means specified from time to time by the Exchange in a circular distributed to Members within thirty (30) minutes after the party making the appeal is given notification of the initial determination being appealed. The CEE Panel shall review the facts and render a decision as soon as practicable, but generally on the same trading day as the execution(s) under review. On requests for appeal received between 3:00 p.m. Eastern Time and the close of trading in the After Hours Trading Session, a decision will be rendered as soon as practicable, but in no case later than the trading day following the date of the execution under review.

(D) The CEE Panel may overturn or modify an action taken by the Official under this Rule. All determinations by the CEE Panel shall constitute final action by the Exchange on the matter at issue.

(E) If the CEE Panel votes to uphold the decision made pursuant to paragraph (e)(1) above, the Exchange will assess a $500.00 fee against the Member(s) who initiated the request for appeal. In addition, in instances where the Exchange, on behalf of a Member, requests a determination by another market center that a transaction is clearly erroneous, the Exchange will pass any resulting charges through to the relevant Member.

(F) Any determination by an Officer or by the CEE Panel shall be rendered without prejudice as to the rights of the parties to the transaction to submit their dispute to arbitration.

(f) *System Disruption, Malfunctions and Review on Motion of Officer*. In the event of any disruption or a malfunction in the use or operation of any electronic communications and trading facilities of the Exchange, or extraordinary market conditions or other circumstances in which the nullification of transactions may be necessary for the maintenance of a fair and orderly market or the protection of investors and the public interest exist, an Officer of the Exchange or other senior level employee designee, on his or her own motion, may review such transactions and declare such transactions arising out of the use or operation of such facilities during such period null and void. In such events, the Officer of the Exchange or such other senior level employee designee will rely on the provisions of paragraph (c)(1)-(3) of this Rule, but in extraordinary circumstances may also use a lower Numerical Guideline if necessary to maintain a fair and orderly market, protect investors and the public interest. Absent extraordinary circumstances, any such action of the Officer of the Exchange or other senior level employee designee pursuant to this paragraph (f) shall be taken within thirty (30) minutes of detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or senior level employee designee must be taken by no later than the start of Regular Trading Hours on the trading day following the date of execution(s) under review. Each Member involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above.

(g) *Officer Acting on Own Motion.* An Officer of the Exchange or senior level employee designee, acting on his or her own motion, may review potentially erroneous executions and declare trades null and void or shall decline to take any action in connection with the completed trade(s). In such events, the Officer of the Exchange or such other senior level employee designee will rely on the provisions of paragraph (c)(1)-(3) of this Rule, but in extraordinary circumstances may also use a lower Numerical Guideline if necessary to maintain a fair and orderly market, protect investors and the public interest. Absent extraordinary circumstances, any such action of the Officer of the Exchange or other senior level employee designee shall be taken in a timely fashion, generally within thirty (30) minutes of the detection of the erroneous transaction. When extraordinary circumstances exist, any such action of the Officer of the Exchange or other senior level employee designee must be taken by no later than the start of Regular Trading Hours on the trading day following the date of execution(s) under review. When such action is taken independently, each party involved in the transaction shall be notified as soon as practicable by the Exchange, and the party aggrieved by the action may appeal such action in accordance with the provisions of paragraph (e)(2) above.

Rule 11.18. Trading Halts Due to Extraordinary Market Volatility

(a) Trading in stocks will halt on the Exchange and will not reopen for the time periods described in this paragraph (a) if the Dow Jones Industrial Average reaches Level 1 below its closing value on the previous trading day:

(1) before 2:00 p.m. Eastern Time, for one hour;

(2) at or after 2:00 p.m. but before 2:30 p.m. Eastern Time, for 30 minutes.

If the Dow Jones Industrial Average reaches Level 1 below its closing value on the previous trading day at or after 2:30 p.m. Eastern Time, trading will continue through the facilities of the Exchange until the close, unless the Dow Jones Industrial Average reaches Level 2 below its closing value on the previous trading day, at which time trading will be halted for the remainder of the day.

(b) Trading in stocks will halt on the Exchange and will not re-open for the time periods described in this paragraph (b) if the Dow Jones Industrial Average reaches Level 2 below its closing value on the previous trading day:

(1) before 1:00 Eastern Time, for two hours;

(2) at or after 1:00 p.m. but before 2:00 p.m. Eastern Time, for one hour;

(3) at or after 2:00 p.m. Eastern Time, for the remainder of the day.

(c) If the Dow Jones Industrial Average reaches Level 3 below its closing value on the previous trading day, trading in stocks will halt on the Exchange and will not reopen for the remainder of the day.

(d) On the occurrence of any trading halt pursuant to this Rule 11.18, all outstanding orders in the System will be cancelled.

Commentary:

.01 Levels 1, 2 and 3 will be calculated at the beginning of each calendar quarter, using the average closing value of the Dow Jones Industrial Average for the month prior to the beginning of the quarter. Level 1 will be 10% of such average closing value calculation; Level 2 will be 20% of such average closing value calculation; Level 3 will be 30% of such average closing value calculation. Each Level will be rounded to the nearest fifty points. The values of Levels 1, 2 and 3 will remain in effect until the next calculation.

.02 The restrictions in this Rule 11.18 will apply whenever the Dow Jones Industrial Average reaches the trigger values notwithstanding the fact that at any given time, the calculation of the value of the average may be based on the prices of less than all of the stocks included in the average.

.03 The reopening of trading following a trading halt under this Rule 11.18 will be conducted pursuant to procedures adopted by the Exchange and communicated by notice to its Members.

.04 Nothing in this Rule 11.18 should be construed to limit the ability of the Exchange to otherwise halt or suspend the trading in any stock or stocks traded on the Exchange pursuant to any other Exchange Rule or policy.

Rule 11.19. Short Sales

All short sale orders shall be identified as a short sale when entered into the System.

Rule 11.20. Locking or Crossing Quotations in NMS Stocks

(a) *Definitions.* For purposes of this Rule 11.20, the following definitions shall apply:

(1) The terms automated quotation, effective national market system plan, intermarket sweep order, manual quotation, NMS stock, protected quotation, regular trading hours, and trading center shall have the meanings set forth in Rule 600(b) of Regulation NMS.

(2) The term crossing quotation shall mean the display of a bid for an NMS stock during regular trading hours at a price that is higher than the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during regular trading hours at a price that is lower than the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(3) The term locking quotation shall mean the display of a bid for an NMS stock during regular trading hours at a price that equals the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during regular trading hours at a price that equals the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(b) *Prohibition.* Except for quotations that fall within the provisions of paragraph (d) of this Rule, the System shall not make available for dissemination, and Users shall reasonably avoid displaying, and shall not engage in a pattern or practice of displaying, any quotations that lock or cross a protected quotation, and any manual quotations that lock or cross a quotation previously disseminated pursuant to an effective national market system plan.

(c) *Manual quotations.* If a User displays a manual quotation that locks or crosses a quotation previously disseminated pursuant to an effective national market system plan, such User shall promptly either withdraw the manual quotation or route an intermarket sweep order to execute against the full displayed size of the locked or crossed quotation.

(d) *Exceptions.*

(1) The locking or crossing quotation was displayed at a time when the trading center displaying the locked or crossed quotation was experiencing a failure, material delay, or malfunction of its systems or equipment.

(2) The locking or crossing quotation was displayed at a time when a protected bid was higher than a protected offer in the NMS stock.

(3) The locking or crossing quotation was an automated quotation, and the User displaying such automated quotation simultaneously routed an intermarket sweep order to execute against the full displayed size of any locked or crossed protected quotation.

(4) The locking or crossing quotation was a manual quotation that locked or crossed another manual quotation, and the User displaying the locking or crossing manual quotation simultaneously routed an intermarket sweep order to execute against the full displayed size of the locked or crossed manual quotation.

CHAPTER XII. TRADING PRACTICE RULES

Rule 12.1. Market Manipulation

No Member shall execute or cause to be executed or participate in an account for which there are executed purchases of any security at successively higher prices, or sales of any security at successively lower prices, for the purpose of creating or inducing a false, misleading or artificial appearance of activity in such security on the Exchange or for the purpose of unduly or improperly influencing the market price for such security or for the purpose of establishing a price which does not reflect the true state of the market in such security.

Rule 12.2. Fictitious Transactions

No Member, for the purpose of creating or inducing a false or misleading appearance of activity in a security traded on the Exchange or creating or inducing a false or misleading appearance with respect to the market in such security shall:

(1) execute any transaction in such security which involves no change in the beneficial ownership thereof, or

(2) enter any order or orders for the purchase of such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the sale of such security, has been or will be entered by or for the same or different parties, or

(3) enter any order or orders for the sale of any such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the purchase of such security, has been or will be entered by or for the same or different parties.

Rule 12.3. Excessive Sales by a Member

No Member shall execute purchases or sales in any security traded on the Exchange for any account in which such Member is directly or indirectly interested, which purchases or sales are excessive in view of the Member's financial resources or in view of the market for such security.

Rule 12.4. Manipulative Transactions

(a) No Member shall participate or have any interest, directly or indirectly, in the profits of a manipulative operation or knowingly manage or finance a manipulative operation.

(b) Any pool, syndicate or joint account organized or used intentionally for the purpose of unfairly influencing the market price of a security shall be deemed to be a manipulative operation.

(c) The solicitation of subscriptions to or the acceptance of discretionary orders from any such pool, syndicate or joint account shall be deemed to be managing a manipulative operation.

(d) The carrying on margin of a position in such security or the advancing of credit through loans to any such pool, syndicate or joint account shall be deemed to be financing a manipulative operation.

Rule 12.5. Dissemination of False Information

No Member shall make any statement or circulate and disseminate any information concerning any security traded on the Exchange which such Member knows or has reasonable grounds for believing is false or misleading or would improperly influence the market price of such security.

Rule 12.6. Customer Priority

(a) No Member shall (i) personally buy or initiate the purchase of any security traded on the Exchange for its own account or for any account in which it or any associated person of the member is directly or indirectly interested while such a member holds or has knowledge that any person associated with it holds an unexecuted market order to buy such security in the unit of trading for a customer, or (ii) sell or initiate the sale of any such security for any such account while it personally holds or has knowledge that any person associated with it holds an unexecuted market order to sell such security in the unit of trading for a customer.

(b) No Member shall (i) buy or initiate the purchase of any such security for any account in which it or any associated person of the member is directly or indirectly interested at or below the price at which it personally holds or has knowledge that any person associated with it holds an unexecuted limit order to buy such security in the unit of trading for a customer or (ii) sell or initiate the sale of any such security for any such account at or above the price at which it personally holds or has knowledge that any person associated with it holds an unexecuted limit order to sell such security in the unit of trading for a customer.

(c) The provisions of paragraphs (a) and (b) of this Rule shall not apply: (i) to any purchase or sale of any such security in an amount less than the unit of trading made by a member to offset odd-lot orders for customers; (ii) to any purchase or sale of any such security upon terms for delivery other than those specified in such unexecuted market or limit order; or (iii) to any unexecuted order that is subject to a condition that has not been satisfied.

(d) The provisions of paragraphs (a) and (b) of this Rule also shall not apply if a Member engages in trading activity to facilitate the execution, on a riskless principal basis, of another order from its customer (whether its own customer or the customer of another member) (the "facilitated order"). This exemption applies to both offsetting transaction legs of a riskless principal transaction but only to the extent of the actual number of shares that are required to satisfy the facilitated order. A "riskless principal transaction" is defined as two offsetting principal transaction legs in which a Member, (i) after having received an order to buy a security that it holds for execution on the Exchange, purchases the security as principal at the same price, exclusive of markups, markdowns, commissions and other fees, to satisfy all or a portion of the order to buy or (ii) after having received an order to sell a security that it holds for execution on the Exchange, sells the security as principal at the same price, exclusive of markups, markdowns, commissions and other fees, to satisfy all or a portion of the order to sell.

Interpretations and Policies

.01 A Member or any associated person of a Member responsible for entering orders for its own account or any account in which it is directly or indirectly interested shall be presumed to have knowledge of a particular unexecuted customer order. Such presumption can be rebutted by adequate evidence which shows, to the Exchange's satisfaction, that the Member has implemented a reasonable system of internal policies and procedures and has an adequate system of internal controls to prevent the misuse of information about customer orders by those responsible for entering such proprietary orders.

.02 A Member shall be deemed to have violated Rule 12.6 if, while holding a customer limit order (as rounded to a penny increment) representing the NBBO, the Member, for his own account, trades with an incoming market or marketable limit order at a price which is less than one penny better than the price of such customer limit order (not the quoted price) held by such Member.

.03 A Member shall be deemed to have violated Rule 12.6 if, while holding a customer limit order (as rounded to a penny increment) at a price outside the NBBO, the Member, for his own account, trades with an incoming market or marketable limit order at a price which is less than the nearest penny increment to the actual price of the customer limit order (not the quoted price) held by such Member.

Rule 12.7. Joint Activity

No Member, directly or indirectly, shall hold any interest or participation in any joint account for buying or selling in a security traded on the Exchange, unless such joint account is promptly reported to the Exchange. The report should contain the following information for each account:

(1) the name of the account, with names of all participants and their respective interests in profits and losses;

(2) a statement regarding the purpose of the account;

(3) the name of the Member carrying and clearing the account; and

(4) a copy of any written agreement or instrument relating to the account.

Rule 12.8. Influencing the Consolidated Tape

No Member shall attempt to execute a transaction or transactions to buy or sell a security for the purpose of influencing any report appearing on the Consolidated Tape.

Rule 12.9. Trade Shredding

No Member or associated person of a Member may engage in "trade shredding". Trade shredding is conduct that has the intent or effect of splitting any order into multiple smaller orders for execution or any execution into multiple smaller executions for the primary purpose of maximizing a monetary or in-kind amount to be received by the Member or associated person of a Member as a result of the execution of such orders or the transaction reporting of such executions. For purposes of this Rule 12.9, "monetary or in-kind amount" shall be defined to include, but not be limited to, any credits, commissions, gratuities, payments for or rebates of fees, or any other payments of value to the Member or associated person of a Member.

Rule 12.10. Options

(a) No Member shall initiate the purchase or sale on the Exchange for its own account, or for any account in which it is directly or indirectly interested, of any stock of any issuer in which it holds or has granted any put, call, straddle or option; provided, however, that this prohibition shall not be applicable in respect of any option issued by The Options Clearing Corporation.

(b) No Member acting as an odd-lot dealer shall become interested directly or indirectly, in a pool dealing or trading in the stock of any issuer in which it is an odd-lot dealer, nor shall it acquire or grant directly or indirectly, any option to buy or sell, receive or deliver shares of stock of any issuer in which such Member is an odd-lot dealer, unless such option is issued by The Options Clearing Corporation.

Rule 12.11. Best Execution

In executing customer orders, a Member is not a guarantor of "best execution" but must use the care of a reasonably prudent person in the light of all circumstances deemed relevant by the Member and having regard for the Member's brokerage judgment and experience.

Interpretations and Policies

.01 As part of a Member's fiduciary obligation to provide best execution for its customer limit orders, the Member shall refer to, and comply with, Rule 604 promulgated under the Act.

Rule 12.12. Publication of Transactions and Changes

(a) The Exchange shall cause to be disseminated for publication on the Consolidated Tape all last sale price reports of transactions executed through the facilities of the Exchange pursuant to the requirements of an effective transaction reporting plan approved by the Commission.

(b) To facilitate the dissemination of such last sale price reports, each Member shall cause to be reported to the Exchange, as promptly as possible after execution, all information concerning each transaction required by the effective transaction reporting plan.

(c) An official of the Exchange shall approve any corrections to reports transmitted over the consolidated tape. Any such corrections shall be made within one day after detection of the error.

CHAPTER XIII. MISCELLANEOUS PROVISIONS

Rule 13.1. Comparison and Settlement Requirements

(a) Every Member who is a Member of a qualified clearing agency shall implement comparison and settlement procedures under the rules of such entity.

(b) For purposes of this Rule, a qualified clearing agency shall mean a clearing agency (as defined in the Act) which has agreed to supply the Exchange with data reasonably requested in order to permit the Exchange to enforce compliance by its Members and Member organizations with the provisions of the Act, the rules and regulations thereunder, and the rules of the Exchange.

(c) Anything contained in paragraph (a) to the contrary notwithstanding, the Board may extend or postpone the time of the delivery of an Exchange transaction whenever, in its opinion, such action is called for by the public interest, by just and equitable principles of trade or by the need to meet unusual conditions. In such case, delivery shall be effected at such time, place and manner as directed by the Board.

Rule 13.2. Failure to Deliver and Failure to Receive

Borrowing and deliveries shall be effected in accordance with Rule 203 of Regulation SHO, under the Exchange Act.

The Exchange incorporates by reference Rules 200 and 203 of Regulation SHO, to Exchange Rule 13.2, as if they were fully set forth herein.

Rule 13.3. Forwarding of Issuer Materials

A Member when so requested by an issuer and upon being furnished with: (1) sufficient copies of annual reports, information statements or other material required by law to be sent to stockholders periodically, and (2) satisfactory assurance that it will be reimbursed by such issuer for all out-of-pocket expenses, including reasonable clerical expenses, shall transmit promptly to each beneficial owner of securities of such issuer which are in its possession and control and registered in a name other than the name of the beneficial owner all such material furnished. This paragraph shall not apply to beneficial owners residing outside of the United States of America though Members may voluntarily comply with the provisions hereof in respect of such persons if they so desire.

Rule 13.4. Assigning of Registered Securities in Name of a Member or Member Organization

A Member may authorize one or more persons who are his or its employees to assign registered securities in the name of such Member and to guarantee assignments of registered securities with the same effect as if the name of such Member had been signed under like circumstances by one of the partners of the Member firm or by one of the authorized officers of the Member corporation by executing and filing with the

Exchange, in a form prescribed by it, a separate Power of Attorney for each person so authorized.

Rule 13.5. Commissions

Nothing in the Exchange Rules, the By-Laws or the Exchange practices shall be construed to require, authorize or permit any Member, or any person associated with a Member, to agree or arrange, directly or indirectly, for the charging of fixed rates of commission for transactions effected on, or effected by the use of the facilities of, the Exchange.

Rule 13.6. Off-Exchange Transactions

No rule, stated policy or practice of this Exchange shall prohibit or condition, or be construed to prohibit or condition or otherwise limit, directly or indirectly, the ability of any Member to effect any transaction otherwise than on this Exchange with another person in any security listed on this Exchange or to which unlisted trading privileges on this Exchange have been extended.

Rule 13.7. Regulatory Services Agreements

The Exchange may enter into one or more agreements with another self-regulatory organization to provide regulatory services to the Exchange to assist the Exchange in discharging its obligations under Section 6 and Section 19(g) of the Exchange Act. Any action taken by another self-regulatory organization, or its employees or authorized agents, acting on behalf of the Exchange pursuant to a regulatory services agreement shall be deemed to be an action taken by the Exchange; provided, however, that nothing in this provision shall affect the oversight of such other self-regulatory organization by the Commission. Notwithstanding the fact that the Exchange may enter into one or more regulatory services agreements, the Exchange shall retain ultimate legal responsibility for, and control of, its self-regulatory responsibilities, and any such regulatory services agreement shall so provide.

CHAPTER XIV. SECURITIES TRADED

Rule 14.1. Unlisted Trading Privileges

(a) *UTP Securities.* Notwithstanding the requirements for listing set forth in these Rules, the Exchange may extend unlisted trading privileges ("UTP") to any Equity Security (as defined below) that is listed on another national securities exchange or with respect to which unlisted trading privileges may otherwise be extended in accordance with Section 12(f) of the Exchange Act. Any such security will be subject to all Exchange trading rules applicable to equity securities, unless otherwise noted. The Exchange will not list any Equity Securities. Therefore, the provisions of Rules 14.2 through 14.9 that permit the listing of Equity Securities other than common stock, secondary classes of common stock, preferred stock and similar issues, shares or certificates of beneficial interest of trusts, notes, limited partnership interests, warrants, certificates of deposit for common stock, convertible debt securities, American Depositary Receipts ("ADRs"), and contingent value rights ("CVRs") will not be effective until the Exchange files a proposed rule change under Section 19(b)(2) under the Exchange Act to amend its rules to comply with Rule 10A-3 under the Exchange Act and to incorporate qualitative listing criteria, and such proposed rule change is approved by the Commission. For purposes of this Chapter XIV, the term "Equity Security" means, but is not limited to, common stock, secondary classes of common stock, preferred stock and similar issues, shares or certificates of beneficial interest of trusts, notes, limited partnership interests, warrants, certificates of deposit for common stock, convertible debt securities, ADRs, CVRs, Investment Company Units, Trust Issued Receipts (including those based on Investment Shares), Commodity-Based Trust Shares, Currency Trust Shares, Partnership Units, Equity-Linked Securities, Commodity-Linked Securities, Currency-Linked Securities, Portfolio Depositary Receipts and Equity-Linked Debt Securities.

(b) Prior to the commencement of trading of CVRs on the Exchange, the Exchange will distribute a circular to its Members providing guidance regarding Member compliance responsibilities (including suitability recommendations and account approval) when handling transactions in CVRs.

(c) *UTP Derivative Securities.* Any UTP Security that is a "new derivative securities product" as defined in Rule 19b-4(e) under the Exchange Act (a "UTP Derivative Security") and traded pursuant to Rule 19b-4(e) under the Exchange Act shall be subject to the additional following rules:

(1) Form 19b-4(e). The Exchange shall file with the Securities and Exchange Commission a Form 19b-4(e) with respect to each UTP Derivative Security.

(2) Information Circular. The Exchange shall distribute an information circular prior to the commencement of trading in each such UTP Derivative Security that generally includes the same information as contained in the information circular provided by the listing exchange, including: (a) the special risks of trading new derivative securities product; (b) the Exchange Rules that will

apply to the new derivative securities product, including Rule 3.7; (c) information about the dissemination of value of the underlying assets or indexes; and (d) the risk of trading during the Pre-Opening Session (9:00 a.m. – 9:30 a.m. Eastern Time) and the After Hours Trading Session (4:00 p.m. – 5:00 p.m. Eastern Time) due to the lack of calculation or dissemination of the intra-day indicative value or a similar value.

(3) Product Description.

(A) Prospectus Delivery Requirements. Members are subject to the prospectus delivery requirements under the Securities Act of 1933, unless UTP Derivative Security that is the subject of an order by the Securities and Exchange Commission exempting the product from certain prospectus delivery requirements under Section 24(d) of the Investment Company Act of 1940 and the product is not otherwise subject to prospectus delivery requirements under the Securities Act of 1933.

(B) Written Description of Terms and Conditions. The Exchange shall inform Members of the application of the provisions of this subparagraph to UTP Derivative Securities by means of an information circular. The Exchange requires that Members provide all purchasers of UTP Derivative Securities a written description of the terms and characteristics of those securities, in a form approved by the Exchange or prepared by the open-ended management company issuing such securities, not later than the time a confirmation of the first transaction in such series is delivered to such purchaser. In addition, Members shall include a written description with any sales material relating to UTP Derivative Securities that is provided to customers or the public. Any other written materials provided by a Member to customers or the public making specific reference to the UTP Derivative Securities as an investment vehicle must include a statement substantially in the following form:

"A circular describing the terms and characteristics of [*the UTP Derivative Securities*] has been prepared by the [*open-ended management investment company name*] and is available from your broker. It is recommended that you obtain and review such circular before purchasing [*the UTP Derivative Securities*]."

A Member carrying an omnibus account for a non-Member is required to inform such non-Member that execution of an order to purchase UTP Derivative Securities for such omnibus account will be deemed to constitute an agreement by the non-Member to make such written description available to its customers on the same terms as are directly applicable to the Member under this Rule.

(C) Customer Requests for a Prospectus. Upon request of a customer, a Member shall also provide a prospectus for the particular UTP Derivative Securities.

(4) Trading Halts.

(A) If a temporary interruption occurs in the calculation or wide dissemination of the intraday indicative value (or similar value) or the value of the underlying index or instrument and the listing market halts trading in the product, the Exchange, upon notification by the listing market of such halt due to such temporary interruption, also shall immediately halt trading in that product on the Exchange. If the intraday indicative value (or similar value) or the value of the underlying index or instrument continues not to be calculated or widely available as of the commencement of trading on the Exchange on the next business day, the Exchange shall not commence trading of the product that day. If an interruption in the calculation or wide dissemination of the intraday indicative value (or similar value) or the value of the underlying index or instrument continues, the Exchange may resume trading in the product only if calculation and wide dissemination of the intraday indicative value (or similar value) or the value of the underlying index or instrument resumes or trading in such series resumes in the listing market. Nothing in this rule shall limit the power of the Exchange under the By-Laws, Rules (including without limitation Rule 11.1) or procedures of the Exchange with respect to the Exchange's ability to suspend trading in any securities if such suspension is necessary for the protection of investors or in the public interest.

(B) For a UTP Derivative Security where a net asset value (and, in the case of managed fund shares or actively managed exchange-traded funds, a "disclosed portfolio") is disseminated, the Exchange will immediately halt trading in such security upon notification by the listing market that the net asset value and, if applicable, such disclosed portfolio, is not being disseminated to all market participants at the same time. The Exchange may resume trading in the UTP Derivative Security only when trading in the UTP Derivative Security resumes on the listing market.

(5) Market Maker Restrictions. The following restrictions shall apply to each Member registered as a Market Maker ("Restricted Market Maker") in a UTP Derivative Security that derives its value from one or more currencies, commodities, or derivatives based on one or more currencies or commodities, or is based on a basket or index comprised of currencies or commodities (collectively, "Reference Assets"):

(A) A Restricted Market Maker in an UTP Derivative Security is prohibited from acting or registering as a market maker in any Reference Asset of that UTP Derivative Security or any derivative instrument based on a Reference Asset of that UTP Derivative Security (collectively, with Reference Assets, "Related Instruments").

(B) A Restricted Market Maker shall, in a manner prescribed by the Exchange, file with the Exchange and keep current a list identifying any accounts ("Related Instrument Trading Accounts") for which Related Instruments are traded:

(i) in which the Restricted Market Maker holds an interest;

(ii) over which it has investment discretion; or

(iii) in which it shares in the profits and/or losses.

A Restricted Market Maker may not have an interest in, exercise investment discretion over, or share in the profits and/or losses of a Related Instrument Trading Account which has not been reported to the Exchange as required by this Rule.

(C) In addition to the existing obligations under Exchange rules regarding the production of books and records, a Restricted Market Maker shall, upon request by the Exchange, make available to the Exchange any books, records, or other information pertaining to any Related Instrument Trading Account or to the account of any registered or non-registered employee affiliated with the Restricted Market Maker for which Related Instruments are traded.

(D) A Restricted Market Maker shall not use any material nonpublic information in connection with trading a Related Instrument.

(6) <u>Surveillance</u>. The Exchange shall enter into a comprehensive surveillance sharing agreement with markets trading components of the index or portfolio on which the UTP Derivative Security is based to the same extent as the listing exchange's rules require the listing exchange to enter into a comprehensive surveillance sharing agreement with such markets.

Interpretations and Policies

.01 The Exchange will halt trading during Regular Trading Hours when required by, and in accordance with, Rule 14.1(c)(4)(A) and (B). The Exchange will halt trading during extended hours trading sessions as follows:

(a) *Pre-Opening Session.* If a UTP Derivative Security begins trading on the Exchange in the Pre-Opening Session and subsequently a temporary interruption occurs in the calculation or wide dissemination of the Intraday Indicative Value ("IIV") or the value of the underlying index, as applicable, to such UTP Derivative Security, by a major market data vendor, the Exchange may continue to trade the UTP Derivative Security for the remainder of the Pre-Opening Session.

(b) *After Hours Trading Session and Next Business Day's Pre-Opening Session.*

(i) If the IIV or the value of the underlying index continues not to be calculated or widely available after the close of Regular Trading Hours, the Exchange may trade the UTP Derivative Security in the After Hours Trading Session only if the listing market traded such securities until the close of its regular trading session without a halt.

(ii) If the IIV or the value of the underlying index continues not to be calculated or widely available as of the commencement of the Pre-Opening Session on the next business day, the Exchange shall not commence trading of the UTP Derivative Security in the Pre-Opening Session that day. If an interruption in the calculation or wide dissemination of the IIV or the value of the underlying index continues, the Exchange may resume trading in the UTP Derivative Security only if calculation and wide dissemination of the IIV or the value of the underlying index resumes or trading in the UTP Derivative Security resumes in the listing market.

Rule 14.2. Investment Company Units

The Exchange will consider for listing and/or trading, whether pursuant to Rule 19b-4(e) under the Exchange Act or otherwise, units of trading ("Units") that meet the criteria of this Rule 14.2. A Unit is a security that represents an interest in a registered investment company ("Investment Company") that could be organized as a unit investment trust, an open-end management investment company, or a similar entity.

(a) *Original Unit Listing Standards.*

(1) The Investment Company must:

(A) hold securities (including fixed income securities) comprising, or otherwise based on or representing an interest in, an index or portfolio of securities; or

(B) hold securities in another registered investment company that holds securities as described in (A) above.

An index or portfolio may be revised as necessary or appropriate to maintain the quality and character of the index or portfolio.

(2) The Investment Company must issue Units in a specified aggregate number in return for a deposit (the "Deposit") consisting of either:

(A) a specified number of shares of securities (or, if applicable, a specified portfolio of fixed income securities) that comprise the index or portfolio, or are otherwise based on or represent an investment in securities comprising such index or portfolio, and/or a cash amount; or

(B) shares of a registered investment company, as described in clause (a)(1)(B) above, and/or a cash amount.

(3) Units must be redeemable, directly or indirectly, from the Investment Company for securities (including fixed income securities) and/or cash then comprising the Deposit. Units must pay holders periodic cash payments corresponding to the regular cash dividends or distributions declared with respect to the securities held by the Investment Company, less applicable expenses and charges.

(4) For each series of Investment Company Units, the Exchange will establish a minimum number of Units required to be outstanding at the time of commencement of trading on the Exchange. Notwithstanding the foregoing, for the initial listing of a series of Investment Company Units in reliance upon Rule 19b-4(e) under the Exchange Act, there must be at least 100,000 Units outstanding prior to the commencement of trading of a series of Units on the Exchange.

(5) Voting rights shall be as set forth in the applicable Investment Company prospectus.

(b) *Underlying Indices and Portfolios.*

(1) The Exchange may list and/or trade, whether by listing or pursuant to unlisted trading privileges, specified series of Units, with each series based on a specified index or portfolio of securities.

(2) Upon the initial listing of a series of Investment Company Units on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act, the component stocks of an index or portfolio underlying such series shall meet the following criteria as of the date of the initial deposit of securities in connection with the initial issuance of such Investment Company Units:

(A) component stocks that in the aggregate account for at least 90 percent of the weight of the index or portfolio must have a minimum market value of at least $75 million;

(B) the component stocks representing at least 90 percent of the weight of the index or portfolio must have a minimum monthly trading volume during each of the last six months of at least 250,000 shares;

(C) the most heavily weighted component stock may not exceed 30 percent of the weight of the index or portfolio, and the five most heavily weighted component stocks may not exceed 65 percent of the weight of the index or portfolio;

(D) the underlying index or portfolio must include a minimum of 13 stocks; and

(E) all securities in the underlying index or portfolio must be listed on a national securities exchange.

(3) The value of the index or portfolio must be calculated and disseminated to the public at least once per business day; provided that, if the securities representing at least half the value of the index or portfolio are securities of a single country other than the United States, then the value of the index or portfolio may be calculated and disseminated to the public at least once per day that is a business day in that country. If a series of Investment Company Units is listed for trading on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act, the current value of the underlying index must be widely disseminated by one or more major market data vendors or disseminated over the consolidated tape at least every 15 seconds during trading hours on the Exchange. In addition, there must be similarly disseminated for that series an estimate, updated every 15 seconds, of the value of a share of each series. This may be based, for example, upon current information regarding the required deposit of securities plus any cash amount to permit creation of new shares of the series or upon the index value. If the Exchange is trading Investment Company Units pursuant to unlisted trading privileges, it will cease trading the Investment Company Unit if the primary listing exchange ceases trading the Investment Company Unit for any of the above reasons.

(4) If a series of Investment Company Units is listed for trading on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act:

(A) the index underlying the series must be calculated based on either the market capitalization, modified market capitalization, price equal-dollar or modified equal-dollar weighting methodology;

(B) if the index is maintained by a broker or dealer, (i) the broker or dealer must erect a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and (ii) the index must be calculated by a third party who is not a broker-dealer; and

(C) if a series of Investment Company Units is listed for trading or traded pursuant to unlisted trading privileges on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act, the Exchange will implement written surveillance procedures applicable to such series. In addition, the Exchange will comply with the record-keeping requirements of Rule 19b-4(e) under the Exchange Act, and will file Form 19b-4(e) for each series of Investment Company Units within five business days of the commencement of trading.

(c) *Continued Listing Criteria.*

If the Exchange lists the Units, the Exchange will consider the suspension of trading and delisting of a series of Units in any of the following circumstances:

(1) Following the initial twelve (12) month period beginning upon the commencement of trading of a series of Units, there are fewer than 50 record and/or beneficial holders of Units for 30 or more consecutive trading days;

(2) The value of the index or portfolio of securities on which the series is based is no longer calculated or available; or

(3) Such other event shall occur or condition exist that, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

In addition, the Exchange will remove Units from trading and listing upon termination of the issuing Investment Company. If the Exchange is trading Units pursuant to unlisted trading privileges, it will cease trading the Units if the primary listing exchange ceases trading the Units for any of the above reasons.

(d) *Provision of Prospectus and Written Description.*

(1) This paragraph shall only apply to a series of Investment Company Units as to which the sponsor or other appropriate party has obtained an exemption from Section 24(d) of the Investment Company Act of 1940. In connection with any such series of Investment Company Units listed on the Exchange, Members must provide to all purchasers of such series of Investment Company Units a written description of the terms and characteristics of such securities, in a form prepared or approved by the Exchange, not later than the time a confirmation of the first transaction in such security is delivered to such purchaser. In addition, Members must include such a written description with any sales material relating to such series of Investment Company Units that is provided to customers or the public. Any other written materials provided by a Member to customers or the public making specific reference to such series of Investment Company Units as an investment vehicle must include a statement in substantially the following form: "A circular describing the terms and characteristics of [the series of Investment Company Units] has been prepared by [Trust name] and is available from your broker or the BATS Y-Exchange. It is recommended that you obtain and review such circular before purchasing [the series of Investment Company Units]. In addition, upon request, you may obtain from your broker a prospectus for [the series of Investment Company Units]."

(2) A Member carrying an omnibus account for a non-Member broker-dealer is required to inform such non-Member that execution of an order to purchase a series of Investment Company Units for such omnibus account will be

deemed to constitute agreement by the non-Member to make such written description available to its customers on the same terms as are directly applicable to Members under this rule.

(3) Upon request of a customer, a Member shall also provide a prospectus for the particular series of Investment Company Units.

(e) *Limitation on Liability*. Neither the Exchange, any affiliate, nor any Index Licensor or Administrator guarantees the timeliness, sequence, accuracy or completeness of index and Investment Company Unit information. Neither the Exchange, any affiliate, nor any Index Licensor or Administrator shall have any liability for any loss, damages, claim or expense arising from or occasioned by any inaccuracy, error or delay in, or omission of or from, (i) any index and Investment Company Unit information or (ii) the collection, calculation, compilation, maintenance, reporting or dissemination of any index, any portfolio or any index and Investment Company Unit information, resulting either from any negligent act or omission by the Exchange, any affiliate or any Index Licensor or Administrator or from any act, condition or cause beyond the reasonable control of the Exchange, any affiliate or any Index Licensor or Administrator, including, but not limited to, flood, extraordinary weather conditions, earthquake or other act of God, fire, war, insurrection, riot, labor dispute, accident, action of government, communications or power failure, or equipment or software malfunction. Without limiting any of the foregoing, in no event shall the Exchange, any affiliate, or any index Licensor or Administrator have any liability for any lost profits or special, punitive, incidental, indirect or consequential damages, even if notified of the possibility of such damages.

(f) *No Warranties*. Neither the Exchange, any affiliate, nor any Index Licensor or Administrator makes any express or implied warranty as to results that any person or party may obtain from using (i) any Investment Company Unit, (ii) the index or portfolio that is the basis for determining the component stocks of an Investment Company Unit, or (iii) any index or Investment Company Unit information, for trading or any other purpose. The Exchange, its affiliates and each Index Licensor or Administrator makes no express or implied warranties, and disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to any such Investment Company Unit, index, portfolio or information.

(g) *Hours of Trading*. Any series of Investment Company Units so designated by the Exchange may be traded on the Exchange during Regular Trading Hours.

Rule 14.3. Trust Issued Receipts

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Trust Issued Receipts that meet the criteria of this Rule 14.3.

(b) *Applicability*. This rule is applicable only to Trust Issued Receipts.

(c) *Prospectus Delivery*. Members must provide to all purchasers of newly issued Trust Issued Receipts a prospectus for the series of Trust Issued Receipts.

(d) *Trading Hours.* Transactions in Trust Issued Receipts may be effected during Regular Trading Hours for each series.

(e) *Definitions.* A "Trust Issued Receipt" means a security (i) that is issued by a trust ("Trust") that holds specified securities deposited with the Trust; (ii) that, when aggregated in some specified minimum number, may be surrendered to the Trust by the beneficial owner to receive the securities; and (iii) that pays beneficial owners dividends and other distributions on the deposited securities, if any are declared and paid to the trustee ("Trustee") by an issuer of the deposited securities.

(f) *Designation.* The Exchange may trade, whether by listing or pursuant to unlisted trading privileges, Trust Issued Receipts based on one or more securities. The Trust Issued Receipts based on particular securities shall be designated as a separate series and shall be identified by a unique symbol. The securities that are included in a series of Trust Issued Receipts shall be selected by the Exchange or by such other person as shall have a proprietary interest in such Trust Issued Receipts.

(g) *Initial and Continued Listing and/or Trading.* Trust Issued Receipts will be listed and/or traded on the Exchange subject to application of the following criteria:

(1) Commencement of Trading. For each Trust, the Exchange will establish a minimum number of Trust Issued Receipts required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Trading. Following the initial twelve (12) month period following formation of a Trust and commencement of trading on the Exchange, the Exchange will consider the suspension of trading in or removal from listing of or termination of unlisted trading privileges for a Trust upon which a series of Trust Issued Receipts is based under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Trust Issued Receipts for 30 or more consecutive trading days;

(B) if the Trust has fewer than 50,000 receipts issued and outstanding;

(C) if the market value of all receipts issued and outstanding is less than $1,000,000; or

(D) if any other event shall occur or condition exists which, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

If the Exchange is trading the Trust Issued Receipts pursuant to unlisted trading privileges, it will cease trading the Trust Issued Receipts if the primary listing exchange ceases trading the Trust Issued Receipts for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Trust Issued Receipts issued in connection with such Trust be removed from Exchange listing or have their unlisted trading privileges terminated. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of securities in the Trust falls below a specified amount.

(h) *Term.* The stated term of the Trust shall be as stated in the Trust prospectus; however, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(i) *Trustee.* The trustee must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(j) *Voting Rights.* Voting rights shall be as set forth in the Trust prospectus.

Interpretation and Policies

.01 The Exchange may approve Trust Issued Receipts for trading, whether by listing or pursuant to unlisted trading privileges, pursuant to Rule 19b-4(e) under the Act, provided that the following criteria are satisfied:

(a) Each security underlying the Trust Issued Receipt must be registered under Section 12 of the Act;

(b) Each security underlying the Trust Issued Receipt must have a minimum public float of at least $150 million;

(c) Each security underlying the Trust Issued Receipt must be listed on a national securities exchange or traded through the facilities of Nasdaq as a reported national market system security;

(d) Each security underlying the Trust Issued Receipt must have an average daily trading volume of at least 100,000 shares during the preceding sixty-day trading period;

(e) Each security underlying the Trust Issued Receipt must have an average daily dollar value of shares traded during the preceding sixty-day trading period of at least $1 million; and

(f) The most heavily weighted security in the Trust Issued Receipt cannot initially represent more than 20% of the overall value of the Trust Issued Receipt.

.02 (a) Provisions of this Commentary apply only to Trust Issued Receipts that invest in "Investment Shares" as defined below. Rules that reference Trust Issued Receipts shall also apply to Trust Issued Receipts investing in Investment Shares.

(b) *Definitions*. The following terms as used in this Commentary shall, unless the context otherwise requires, have the meanings herein specified:

(1) Investment Shares. The term "Investment Shares" means a security (a) that is issued by a trust, partnership, commodity pool or other similar entity that invests in any combination of futures contracts, options on futures contracts, forward contracts, commodities, swaps or high credit quality short-term fixed income securities or other securities; and (b) issued and redeemed daily at net asset value in amounts correlating to the number of receipts created and redeemed in a specified aggregate minimum number.

(2) Futures Contract. The term "futures contract" is commonly known as a "contract of sale of a commodity for future delivery" set forth in Section 2(a) of the Commodity Exchange Act.

(3) Forward Contract. A forward contract is a contract between two parties to purchase and sell a specific quantity of a commodity at a specified price with delivery and settlement at a future date. Forwards are traded over-the-counter ("OTC") and not listed on a futures exchange.

(c) *Designation*. The Exchange may list and trade Trust Issued Receipts investing in Investment Shares. Each issue of a Trust Issued Receipt based on a particular Investment Share shall be designated as a separate series and shall be identified by a unique symbol.

(d) *Initial and Continued Listing*. Trust Issued Receipts based on Investment Shares will be listed and/or traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of receipts required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. The Exchange will consider removing from listing Trust Issued Receipts based on an Investment Share under any of the following circumstances:

(A) if following the initial twelve (12) month period following the commencement of trading of the shares, (i) the Issuer has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Trust Issued Receipts for 30 or more consecutive trading days; (ii) if the Issuer has fewer than 50,000 securities or shares issued and outstanding; or (iii) if the market value of all securities or shares issued and outstanding is less than $1,000,000;

(B) if the value of an underlying index or portfolio is no longer calculated or available on at least a 15-second delayed basis or the

Exchange stops providing a hyperlink on its website to any such asset or investment value;

(C) if the Indicative Value is no longer made available on at least a 15-second delayed basis; or

(D) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading the Trust Issued Receipts based on Investment Shares pursuant to unlisted trading privileges, it will cease trading such Trust Issued Receipts if the primary listing exchange ceases trading the Trust Issued Receipts for any of the above reasons.

Upon termination of the Trust, the Exchange requires that Trust Issued Receipts based on Investment Shares issued in connection with such Trust be removed from Exchange listing. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of the Trust falls below a specified amount.

(e) *Term.* The stated term of the Trust shall be as stated in the prospectus; however, such entity may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(f) *Trustee*. The following requirements apply:

(1) The trustee of a Trust must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee;

(2) (2) No change is to be made in the trustee of a listed issue without prior notice to and approval of the primary listing exchange.

(g) *Voting Rights*. Voting rights shall be as set forth in the applicable Trust prospectus.

(h) The Exchange will file separate proposals under Section 19(b) of the Exchange Act before trading, either by listing or trading pursuant to unlisted trading privileges Trust Issued Receipts based on separate Investment Shares.

(i) *Limitation on Liability*. Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any underlying asset or commodity value, the current value of the underlying asset or commodity if required to be deposited to the Trust in connection with issuance of Trust Issued Receipts, net asset value, or other information relating to the purchase, redemption or trading of Trust Issued Receipts, resulting from any negligent act or omission by the Exchange or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange or its agent, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in an underlying asset or commodity.

Rule 14.4. Commodity-Based Trust Shares

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Commodity-Based Trust Shares that meet the criteria of this Rule 14.4.

(b) *Applicability.* This rule is applicable only to Commodity-Based Trust Shares.

(c) *Prospectus Delivery.* Members must provide to all purchasers of newly issued Commodity-Based Receipts a prospectus for the series of Commodity-Based Trust Shares.

(d) *Trading Hours.* Transactions in Commodity-Based Trust Shares will occur during Regular Trading Hours for each series.

(e) *Definition.* "Commodity-Based Trust Shares" mean securities (i) that are issued by a trust ("Trust") that holds a specified commodity deposited with the Trust; (ii) that are issued by such Trust in a specified aggregate minimum number in return for a deposit of a quantity of the underlying commodity; and (iii) that, when aggregated in the same specified minimum number, may be redeemed at a holder's request by such Trust that will deliver to the redeeming holder the quantity of the underlying commodity. "Commodity" is defined in Section 1(a)(4) of the Commodity Exchange Act. Commodity-Based Trust Shares are included within the definition of "security" or "securities" as such terms are used in the Rules of the Exchange.

(f) *Designation.* The Exchange may trade, pursuant to unlisted trading privileges, Commodity-Based Trust Shares based on an underlying commodity. Each issue of a Commodity-Based Trust Share shall be designated as a separate series and shall be identified by a unique symbol.

(g) *Initial and Continued Listing.* Commodity-Based Trust Shares will be listed and traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of Commodity-Based Trust Shares required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. Following the initial twelve (12) month period following commencement of trading on the Exchange of Commodity-Based Trust

Shares, the Exchange will consider the suspension of trading in or removal from listing of such series under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Commodity-Based Trust Shares for 30 or more consecutive trading days; or

(B) if the Trust has fewer than 50,000 receipts issued and outstanding; or

(C) if the market value of all receipts issued and outstanding is less than $1,000,000; or

(D) if the value of the underlying commodity is no longer calculated or available on at least a 15-second delayed basis from a source unaffiliated with the sponsor, Trust, custodian or the Exchange or the Exchange stops providing a hyperlink on its Web site to any such unaffiliated commodity value;

(E) if the Indicative Trust Value is no longer made available on at least a 15-second delayed basis; or

(F) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading Commodity-Based Trust Shares pursuant to unlisted trading privileges, it will cease trading the Commodity-Based Trust Shares if the primary listing exchange ceases trading such Shares for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Commodity-Based Trust Shares issued in connection with such entity Trust be removed from Exchange listing. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of the Trust falls below a specified amount.

(h) *Term.* The stated term of the Trust shall be as stated in the Trust prospectus. However, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(i) *Trustee.* The following requirements apply:

(1) The trustee of a Trust must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(2) No change is to be made in the trustee of a listed issue without prior notice to and approval of the primary listing exchange.

(j) *Voting.* Voting rights shall be as set forth in the applicable Trust prospectus.

(k) *Limitation on Liability.* Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any underlying commodity value, the current value of the underlying commodity required to be deposited to the Trust in connection with issuance of Commodity-Based Trust Shares, resulting from any negligent act or omission by the Exchange, or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange, its agent, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction or any error, omission or delay in the reports of transactions in an underlying commodity.

Interpretations and Policies

.01 A Commodity-Based Trust Share is a Trust Issued Receipt that holds a specified commodity deposited with the Trust.

.02 The Exchange will file separate proposals under Section 19(b) of the Exchange Act before trading, either by listing or pursuant to unlisted trading privileges, Commodity-Based Trust Shares.

Rule 14.5. Currency Trust Shares

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Currency Trust Shares that meet the criteria of this Rule 14.5.

(b) *Applicability.* This rule is applicable only to Currency Trust Shares.

(c) *Prospectus Delivery.* Members must provide to all purchasers of newly issued Currency Trust Receipts a prospectus for the series of Currency Trust Shares.

(d) *Trading Hours.* Transactions in Currency Trust Shares will occur during Regular Trading Hours for each series.

(e) *Definition.* "Currency Trust Shares" mean a security that (i) that is issued by a trust that holds a specified non-U.S. currency deposited with the trust; (ii) when aggregated in some specified minimum number may be surrendered to the trust by the beneficial owner to receive the specified non U.S. currency; and (iii) pays beneficial owners interest and other distributions on the deposited non-U.S. currency, if any, declared and paid by the trust. Currency Trust Shares are included within the definition of "security" or "securities" as such terms are used in the Rules of the Exchange.

(f) *Designation of Non-U.S. Currency.* The Exchange may trade, pursuant to unlisted trading privileges, Currency Trust Shares that hold a specified non-U.S. currency or currencies. Each issue of a Currency Trust Share shall be designated as a separate series and shall be identified by a unique symbol.

(g) *Initial and Continued Listing.* Currency Trust Shares will be listed and traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of Currency Trust Shares required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. Following the initial twelve (12) month period following commencement of trading on the Exchange of Currency Trust Shares, the Exchange will consider the suspension of trading in or removal from listing of such series under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Currency Trust Shares for 30 or more consecutive trading days;

(B) if the Trust has fewer than 50,000 Currency Trust Shares issued and outstanding;

(C) if the market value of all Currency Trust Shares issued and outstanding is less than $1,000,000;

(D) if the value of the applicable non-U.S. currency is no longer calculated or available on at least a 15-second delayed basis from a source unaffiliated with the sponsor, Trust, custodian or the Exchange or the Exchange stops providing a hyperlink on its Web site to any such unaffiliated applicable non-U.S. currency value;

(E) if the Indicative Trust Value is no longer made available on at least a 15-second delayed basis; or

(F) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading Currency Trust Shares pursuant to unlisted trading privileges, it will cease trading the Currency Trust Shares if the primary listing exchange ceases trading such Shares for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Currency Trust Shares issued in connection with such entity Trust be removed from Exchange listing. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of the Trust falls below a specified amount.

(h) *Term.* The stated term of the Trust shall be as stated in the Trust prospectus. However, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(i) *Trustee.* The following requirements apply:

(1) The trustee of a Trust must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(2) No change is to be made in the trustee of a listed issue without prior notice to and approval of the primary listing exchange.

(j) *Voting.* Voting rights shall be as set forth in the applicable Trust prospectus.

(k) *Limitation on Liability.* Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any applicable non-U.S. currency value, the current value of the applicable non-U.S. currency required to be deposited to the Trust in connection with issuance of Currency Trust Shares, net asset value, or any other information relating to the purchase, redemption, or trading of the Currency Trust Shares, resulting from any negligent act or omission by the Exchange, or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange, its agent, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in an applicable non-U.S. currency.

Interpretations and Policies

.01 A Currency Trust Share is a Trust Issued Receipt that holds a specified non-U.S. currency deposited with the Trust.

.02 The Exchange will file separate proposals under Section 19(b) of the Exchange Act before trading, either by listing or pursuant to unlisted trading privileges, Currency Trust Shares.

Rule 14.6. Partnership Units

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Partnership Units that meet the criteria of this Rule 14.6.

(b) *Definitions.* The following terms as used in the Rule shall, unless the context otherwise requires, have the meanings herein specified:

(1) Commodity. The term "commodity" is defined in Section 1(a)(4) of the Commodity Exchange Act.

(2) Partnership Units. The term "Partnership Units" for purposes of this Rule means a security (a) that is issued by a partnership that invests in any combination of futures contracts, options on futures contracts, forward contracts, commodities and/or securities; and (b) that is issued and redeemed daily in specified aggregate amounts at net asset value.

(c) *Designation.* The Exchange may list and trade Partnership Units based on an underlying asset, commodity or security. Each issue of a Partnership Unit shall be designated as a separate series and shall be identified by a unique symbol.

(d) *Trading Hours.* Transactions in Partnership Units will occur during Regular Trading Hours for each series.

(e) *Initial and Continued Listing.* Partnership Units will be listed and/or traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of Partnership Units required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. The Exchange will consider removing from listing Partnership Units under any of the following circumstances:

(A) if following the initial twelve (12) month period following the commencement of trading of Partnership Units, (i) the partnership has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Partnership Units for 30 or more consecutive trading days; (ii) if the partnership has fewer than 50,000 Partnership Units issued and outstanding; or (iii) if the market value of all Partnership Units issued and outstanding is less than $1,000,000;

(B) if the value of the underlying benchmark investment, commodity or asset is no longer calculated or available on at least a 15-second delayed basis or the Exchange stops providing a hyperlink on its website to any such investment, commodity, or asset value;

(C) if the Indicative Partnership Value is no longer made available on at least a 15-second delayed basis; or

(D) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading Partnership Units pursuant to unlisted trading privileges, it will cease trading the Partnership Units if the primary listing exchange ceases trading such Units for any of the above reasons.

Upon termination of a partnership, the Exchange requires that Partnership Units issued in connection with such partnership be removed from Exchange listing. A partnership will terminate in accordance with the provisions of the partnership prospectus.

(f) *Term.* The stated term of the partnership shall be as stated in the prospectus. However, such entity may be terminated under such earlier circumstances as may be specified in the Partnership prospectus.

(g) *General Partner.* The following requirements apply:

(1) The general partner of a partnership must be an entity having substantial capital and surplus and the experience and facilities for handling partnership business. In cases where, for any reason, an individual has been appointed as general partner, a qualified entity must also be appointed as general partner.

(2) No change is to be made in the general partner of a listed issue without prior notice to and approval of the primary listing exchange.

(h) *Voting.* Voting rights shall be as set forth in the applicable partnership prospectus.

(i) *Limitation of Liability.* Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any underlying asset or commodity value, the current value of the underlying asset or commodity if required to be deposited to the partnership in connection with issuance of Partnership Units, net asset value, or other information relating to the purchase, redemption or trading of Partnership Units, resulting from any negligent act or omission by the Exchange or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange or its agent, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in an underlying asset or commodity.

(j) The Exchange will file separate proposals under Section 19(b) of the Exchange Act before listing and trading separate and distinct Partnership Units designated on different underlying investments, commodities and/or assets.

Interpretations and Policies

.01 The Exchange requires Members to provide to all purchasers of newly issued Partnership Units a prospectus for the series of Partnership Units.

Rule 14.7. Equity Index-Linked Securities, Commodity-Linked Securities and Currency-Linked Securities

The Exchange will consider listing and/or trading equity index-linked securities ("Equity Index-Linked Securities"), commodity-linked securities ("Commodity-Linked Securities") and currency-linked securities ("Currency-Linked Securities" and, together with Equity Index-Linked Securities and Commodity-Linked Securities, "Index-Linked Securities") that in each case meet the applicable criteria of this Rule 14.7. Equity Index-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of an underlying index or indexes of equity securities. The payment at maturity with respect to Commodity-Linked Securities and Currency-Linked Securities is based on (i) in the case of Commodity-Linked Securities, one or more physical commodities or commodity futures, options or other commodity derivatives or Commodity-Based Trust Shares (as defined in Rule 14.4) or a basket or index of any of the foregoing (the "Commodity Reference Asset"), or (ii) in the case of Currency-Linked Securities, one or more currencies, or options or currency futures or other currency derivatives or Currency Trust Shares (as defined in Rule 14.5) or a basket or index of any of the foregoing (the "Currency Reference Asset"). Index-Linked Securities may or may not provide for the repayment of the original principal investment amount. The Exchange may submit a rule filing pursuant to Section 19(b)(2) of the Exchange Act to permit the listing and/or trading of Index-Linked Securities that do not otherwise meet the standards set forth below in paragraphs (a) through (i).

The Exchange will consider for listing and/or trading pursuant to Rule 19b-4(e) under the Exchange Act, securities under this Rule 14.7 provided the following criteria are met.

(a) *Issuer Listing Standards.* The issuer must be an entity that:

(1) If the issuer is a company listed on the New York Stock Exchange, NYSE Arca, American Stock Exchange, or NASDAQ Stock Market, the entity must be a company in good standing (i.e., meets the continued listing criteria of such exchange).

(2) If not listed, the issuer must meet the following criteria:

(A) The issuer shall have assets in excess of $100 million and stockholders' equity of at least $10 million. In the case of an issuer which is unable to satisfy the earnings criteria set forth in (ii) below, the Exchange generally will require the issuer to have the following: (x) assets in excess of $200 million and stockholders' equity of at least $10 million; or (y) assets in excess of $100 million and stockholders' equity of at least $20 million.

(B) The issuer's pre-tax income from continuing operations shall substantially exceed $750,000 in its last fiscal year, or in two of its last three fiscal years. (Sovereign issuers will be evaluated on a case-by-case basis.)

(3) Either:

(A) Has a minimum tangible net worth of $250 million (if the Index-Linked Securities are fully and unconditionally guaranteed by an affiliate of the issuer, the Exchange will rely on such affiliate's tangible net worth for purposes of this requirement); or

(B) Has a minimum tangible net worth of $150 million and the original issue price of the Index-Linked Securities, combined with all of the issuer's other Index-Linked Securities listed on a national securities exchange or otherwise publicly traded in the United States, is not greater than 25 percent of the issuer's tangible net worth at the time of issuance (if the Index-Linked Securities are fully and unconditionally guaranteed by an affiliate of the issuer, the Exchange will apply the provisions of this paragraph to such affiliate instead of the issuer and will include in its calculation all Index-Linked Securities that are fully and unconditionally guaranteed by such affiliate).

(4) Is in compliance with Rule 10A-3 under the Exchange Act.

(b) *Issue Listing Standards*. The issue must:

(1) Have a minimum public distribution of at least 1 million units, except if the Index-Linked Security is traded in thousand dollar denominations.

(2) Have at least 400 holders, except if the Index-Linked Securities are redeemable at the option of the holders thereof on at least a weekly basis or the Index-Linked Security is traded in thousand dollar denominations.

(3) Have a principal amount/aggregate market value of not less than $4 million.

(4) Have a minimum term of one (1) year but not greater than thirty (30) years.

(5) Be the non-convertible debt of the issuer.

(6) Not base its payment at maturity on a multiple of the negative performance of an underlying index or indexes, Commodity Reference Asset or Currency Reference Asset, as the case may be, although the payment at maturity may or may not provide for a multiple of the positive performance of an underlying index or indexes, Commodity Reference Asset or Currency Reference Asset, as the case may be. In addition, the issue must meet one of the criteria set forth in (c), (d) or (e) below.

(c) *Equity Index-Linked Securities Listing Standards*.

(1) Initial Listing. The Exchange will consider listing Equity Index-Linked Securities that meet the requirements of this subparagraph (c), where the payment at maturity is based on an index or indexes of equity securities. The issue must meet the following initial listing criteria:

(A) Each underlying index is required to have at least ten (10) component securities of different issuers.

(B) The index or indexes to which the security is linked shall either (i) have been reviewed and approved for the trading of investment company units or options or other derivatives by the Commission under Section 19(b)(2) of the Exchange Act and rules thereunder and the conditions set forth in the Commission's approval order, including comprehensive surveillance sharing agreements for non-U.S. stocks, continue to be satisfied, or (ii) the index or indexes meet the following criteria:

(i) Each component security has a minimum market value of at least $75 million, except that for each of the lowest dollar weighted component securities in the index that in the aggregate account for no more than 10% of the dollar weight of the index, the market value can be at least $50 million;

(ii) Each component security shall have trading volume in each of the last six months of not less than 1,000,000 shares per month, except that for each of the lowest dollar weighted component securities in the index that in the aggregate account for no more than 10% of the dollar weight of the index, the trading volume shall be at least 500,000 shares per month in each of the last six months;

(iii) Indexes based upon the equal-dollar or modified equal dollar weighting methodology will be rebalanced at least quarterly;

(iv) In the case of a capitalization weighted index or modified capitalization weighted index, the lesser of the five highest dollar weighted component securities in the index or the highest dollar weighted component securities in the index that in the aggregate represent at least 30% of the total number of component securities in the index, each have an average monthly trading volume of at least 2,000,000 shares over the previous six months;

(v) No underlying component security will represent more than 25% of the dollar weight of the index, and the five highest dollar weighted component securities in the index will not in the aggregate account for more than 50% of the weight of the index (60% for an index consisting of fewer than 25 component securities);

(vi) 90% of the index's dollar weight and at least 80% of the total number of component securities will meet the then current criteria for standardized options trading on a national securities exchange; and

(vii) All component securities shall be either (A) securities (other than foreign country securities and American Depositary Receipts ("ADRs")) that are (i) issued by a Exchange Act reporting company which is listed on a national securities exchange and (ii) an "NMS stock" (as defined in Rule 600 of SEC Regulation NMS) or (B) be foreign country securities or ADRs, provided that foreign country securities or foreign country securities underlying ADRs having their primary trading market outside the United States on foreign trading markets that are not members of the Intermarket Surveillance Group or parties to comprehensive surveillance sharing agreements with the Exchange will not in the aggregate represent more than 20% of the dollar weight of the index.

(2) Continued Listing. The issue must meet the following continued listing criteria:

(A) The Exchange will commence delisting or removal proceedings if any of the initial listing criteria described in (c)(1) above are not continuously maintained, except that:

(i) the criteria that no single component represent more than 25% of the dollar weight of the index and the five highest dollar weighted components in the index can not represent more than 50% (or 60% for indexes with less than 25 components) of the dollar weight of the index, need only be satisfied for capitalization weighted, modified capitalization weighted and price weighted indexes as of the first day of January and July in each year;

(ii) the total number of components in the index may not increase or decrease by more than 33-1/3% from the number of components in the index at the time of its initial listing, and in no event may be less than ten (10) components;

(iii) the trading volume of each component security in the index must be at least 500,000 shares for each of the last six months, except that for each of the lowest dollar weighted components in the index that in the aggregate account for no more than 10% of the dollar weight of the index, trading volume must be at least 400,000 shares for each of the last six months; and

(iv) in a capitalization weighted index or modified capitalization weighted index, the lesser of the five highest weighted component securities in the index or the highest weighted component securities in the index that in the aggregate represent at least 30% of the total number of stocks in the index have had an average monthly trading volume of at least 1,000,000 shares over the previous six months.

(B) In connection with an Equity Index-Linked Security that is listed pursuant to Rule 14.7, the Exchange will commence delisting or removal proceedings if an underlying index or indexes fails to satisfy the maintenance standards or conditions for such index or indexes as set forth by the Commission in its order under Section 19(b)(2) of the Exchange Act approving the index or indexes for the trading of options or other derivatives.

(C) The Exchange will also commence delisting or removal proceedings under any of the following circumstances:

(i) if the aggregate market value or the principal amount of the Equity Index-Linked Securities publicly held is less than $400,000;

(ii) if the value of the index or composite value of the indexes, if applicable, is no longer calculated or widely disseminated on at least a 15-second basis during the time the Equity Index-Linked Securities trade on the Exchange; or

(iii) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

(d) *Commodity-Linked Securities Listing Standards.*

(1) Initial Listing. The issue must meet the initial listing standard set forth in either (A) or (B) below, and both initial listing standards set forth in (C) and (D) below:

(A) The Commodity Reference Asset to which the security is linked shall have been reviewed and approved for the trading of Commodity Trust Shares or options or other derivatives by the Commission under Section 19(b)(2) of the Exchange Act and rules thereunder and the conditions set forth in the Commission's approval order, including with respect to comprehensive surveillance sharing agreements, continue to be satisfied.

(B) The pricing information for each component of a Commodity Reference Asset must be derived from a market which is an Intermarket Surveillance Group ("ISG") member or affiliate or with which the Exchange has a comprehensive surveillance sharing agreement. Notwithstanding the previous sentence, pricing information for gold and silver may be derived from the London Bullion Market Association.

(C) the value of the Commodity Reference Asset must be calculated and widely disseminated on at least a 15-second basis during the time the Commodity-Linked Securities trade on the Exchange; and

(D) in the case of Commodity-Linked Securities that are periodically redeemable, the indicative value of the subject Commodity-Linked Securities must be calculated and widely disseminated by one or more major market data vendors on at least a 15-second basis during the time the Commodity-Linked Securities trade on the Exchange.

(2) Continued Listing. The issue must meet the following continued listing criteria:

(A) The Exchange will commence delisting or removal proceedings if any of the initial listing criteria described above are not continuously maintained. Notwithstanding the foregoing, an issue will not be delisted for a failure to have comprehensive surveillance sharing agreements, if the Commodity Reference Asset has at least 10 components and the Exchange has comprehensive surveillance sharing agreements with respect to at least 90% of the dollar weight of the Commodity Reference Asset.

(B) The Exchange will also commence delisting or removal proceedings:

(i) If the aggregate market value or the principal amount of the Commodity-Linked Securities publicly held is less than $400,000;

(ii) The value of the Commodity Reference Asset is no longer calculated or available and a new Commodity Reference Asset is substituted, unless the new Commodity Reference Asset meets the requirements of this Rule 14.7; or

(iii) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

(e) *Currency-Linked Securities Listing Standards.*

(1) Initial Listing. The issue must meet the initial listing standard set forth in either (A) or (B) below, and both initial listing standards set forth in (C) and (D) below:

(A) The Currency Reference Asset to which the security is linked shall have been reviewed and approved for the trading of Currency Trust Shares or options or other derivatives by the Commission under Section 19(b)(2) of the Exchange Act and rules thereunder and the conditions set forth in the Commission's approval order, including with respect to comprehensive surveillance sharing agreements, continue to be satisfied.

(B) The pricing information for each component of a Currency Reference Asset must be (i) the generally accepted spot price for the currency exchange rate in question or (ii) derived from a market which (a) is an ISG member or affiliate or with which the Exchange has a comprehensive surveillance sharing agreement and (b) is the pricing source for components of a Currency Reference Asset that has previously been approved by the Commission.

(C) the value of the Currency Reference Asset must be calculated and widely disseminated on at least a 15-second basis during the time the Currency-Linked Securities trade on the Exchange; and

(D) in the case of Currency-Linked Securities that are periodically redeemable, the indicative value of the subject Currency-Linked Securities must be calculated and widely disseminated by one or more major market data vendors on at least a 15-second basis during the time the Currency-Linked Securities trade on the Exchange.

(2) Continued Listing. The issue must meet the following continued listing criteria:

(A) The Exchange will commence delisting or removal proceedings if any of the initial listing criteria described above is not continuously maintained. Notwithstanding the foregoing, an issue will not be delisted for a failure to have comprehensive surveillance sharing agreements, if the Currency Reference Asset has at least ten (10) components and the Exchange has comprehensive surveillance sharing agreements with respect to at least 90% of the dollar weight of the Currency Reference Asset.

(B) The Exchange will also commence delisting or removal proceedings under any of the following circumstances:

(i) If the aggregate market value or the principal amount of the Currency-Linked Securities publicly held is less than $400,000;

(ii) If the value of the Currency Reference Asset is no longer calculated or available and a new Currency Reference Asset is substituted, unless the new Currency Reference Asset meets the requirements of this Rule 14.7; or

(iii) If such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

(f) *Firewalls.* If the value of an Index-Linked Security listed under Rule 14.7 is based in whole or in part on an index that is maintained by a broker or dealer, the broker or dealer shall erect a "firewall" around the personnel responsible for the maintenance of such index or who have access to information concerning changes and adjustments to the index, and the index shall be calculated by a third party who is not a broker or dealer. Any advisory committee, supervisory board or similar entity that advises an index licensor or administrator or that makes decisions regarding the index or portfolio composition, methodology and related matters must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material, non-public information regarding the applicable index or portfolio.

(g) Index-Linked Securities will be subject to the Exchange's equity trading rules.

(h) *Trading Halts.*

(1) In the case of Commodity- or Currency-Linked Securities, if the indicative value or the Commodity Reference Asset value or Currency Reference Asset value, as the case may be, applicable to a series of securities is not being disseminated as required, or, in the case of Equity Index-Linked Securities, if the value of the index is not being disseminated as required, the Exchange may halt trading during the day on which such interruption first occurs. If such interruption persists past the trading day in which it occurred, the Exchange will halt trading no later than the beginning of the trading day following the interruption.

(2) With respect to Index-Linked Securities admitted to dealings by the Exchange on an unlisted trading privileges basis, the Exchange will halt trading, in accordance with Rule 14.1(a), if such Index-Linked Security is no longer listed or trading on the primary market.

(i) *Surveillance Procedures.* The Exchange will implement written surveillance procedures for Index-Linked Securities, including adequate comprehensive surveillance sharing agreements with markets trading in the underlying components, as applicable.

Rule 14.8. Portfolio Depositary Receipts

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Portfolio Depositary Receipts that meet the criteria of this Rule 14.8.

(b) *Applicability.* This Rule is applicable only to Portfolio Depositary Receipts.

(c) *Trading Hours.* Transactions in Portfolio Depositary Receipts will occur during Regular Trading Hours for each series.

(d) *Definitions.*

(1) Portfolio Depositary Receipt. The term "Portfolio Depositary Receipt" means a security:

(A) that is based on a unit investment trust ("Trust") which holds the securities which comprise an index or portfolio underlying a series of Portfolio Depositary Receipts;

(B) that is issued by the Trust in a specified aggregate minimum number in return for a "Portfolio Deposit" consisting of specified numbers of shares of stock plus a cash amount;

(C) that, when aggregated in the same specified minimum number, may be redeemed from the Trust which will pay to the redeeming holder the stock and cash then comprising the "Portfolio Deposit"; and

(D) that pays holders a periodic cash payment corresponding to the regular cash dividends or distributions declared with respect to the component securities of the stock index or portfolio of securities underlying the Portfolio Depositary Receipts, less certain expenses and other charges as set forth in the Trust prospectus.

(2) Reporting Authority. The term "Reporting Authority" in respect of a particular series of Portfolio Depositary Receipts means the Exchange, an institution (including the Trustee for a series of Portfolio Depositary Receipts), or a reporting service designated by the Exchange or by the exchange that lists a particular series of Portfolio Depositary Receipts (if the Exchange is trading such series pursuant to unlisted trading privileges) as the official source for calculating and reporting information relating to such series, including, but not limited to, any current index or portfolio value; the current value of the portfolio of securities required to be deposited to the Trust in connection with issuance of Portfolio Depositary Receipts; the amount of any dividend equivalent payment or cash distribution to holders of Portfolio Depositary Receipts, net asset value, or other information relating to the creation, redemption or trading of Portfolio Depositary Receipts.

(e) *Designation of an Index or Portfolio.* The trading of Portfolio Depositary Receipts based on one or more stock indexes or securities portfolios, whether by listing or pursuant to unlisted trading privileges, shall be considered on a case-by-case basis. The Portfolio Depositary Receipts based on each particular stock index or portfolio shall be designated as a separate series and shall be identified by a unique symbol. The stocks that are included in an index or portfolio on which Portfolio Depositary Receipts are based shall be selected by the Exchange or by such other person as shall have a proprietary interest in and authorized use of such index or portfolio, and may be revised from time to time as may be deemed necessary or appropriate to maintain the quality and character of the index or portfolio.

(f) *Initial and Continued Listing and/or Trading.* A Trust upon which a series of Portfolio Depositary Receipts is based will be traded on the Exchange, whether by listing or pursuant to unlisted trading privileges, subject to application of the following criteria:

(1) <u>Commencement of Trading</u>. For each Trust, the Exchange will establish a minimum number of Portfolio Depositary Receipts required to be outstanding at the time of commencement of trading on the Exchange.

(2) <u>Continued Trading</u>. Following the initial twelve (12) month period following formation of a Trust and commencement of trading on the Exchange, the Exchange will consider the suspension of trading in or removal from listing of or termination of unlisted trading privileges for a Trust upon which a series of Portfolio Depositary Receipts is based under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Portfolio Depositary Receipts for 30 or more consecutive trading days; or

(B) if the value of the index or portfolio of securities on which the Trust is based is no longer calculated or available; or

(C) if such other event shall occur or condition exists which is the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

If the Exchange is trading the Portfolio Depositary Receipts pursuant to unlisted trading privileges, it will cease trading the Portfolio Depositary Receipts if the primary listing exchange ceases trading the Portfolio Depositary Receipts for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Portfolio Depositary Receipts issued in connection with such Trust be removed from Exchange listing or have their unlisted trading privileges terminated. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of securities in the Trust falls below a specified amount.

(g) *Term.* The stated term of the Trust shall be as stated in the Trust prospectus. However, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(h) *Trustee.* The trustee must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(i) *Voting Rights.* Voting rights shall be as set forth in the Trust prospectus. The Trustee of a Trust may have the right to vote all of the voting securities of such Trust.

(j) *Provision of Prospectus and Written Description.*

(1) In connection with any series of Portfolio Depositary Receipts listed or traded on the Exchange, Members must provide to all purchasers of such series of Portfolio Depositary Receipts a written description of the terms and characteristics of such securities, in a form prepared or approved by the Exchange, not later than the time a confirmation of the first transaction in such security is delivered to such purchaser. In addition, Members must include such a written description with any sales material relating to such series of Portfolio Depositary Receipts that is provided to customers or the public. Any other written materials provided by a Member to customers or the public making specific reference to such series of Portfolio Depositary Receipts as an investment vehicle must include a statement in substantially the following form: "A circular describing the terms and characteristics of [the series of Portfolio Depositary Receipts] has been prepared by [Trust name] and is available from your broker or the BATS Y-Exchange. It is recommended that you obtain and review such circular before purchasing [the series of Portfolio Depositary Receipts]. In addition, upon request you may obtain from your broker a prospectus for [the series of Portfolio Depositary Receipts]."

(2) A Member carrying an omnibus account for a non-Member broker-dealer is required to inform such non-Member that execution of an order to purchase a series of Portfolio Depositary Receipts for such omnibus account will be deemed to constitute agreement by the non-Member to make such written description available to its customers on the same terms as are directly applicable to Members under this rule.

(3) Upon request of a customer, a Member shall also provide a prospectus for the particular series of Portfolio Depositary Receipts.

(k) *Limitation of Exchange Liability.*

(1) Neither the Exchange, the Reporting Authority nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any

current index or portfolio value; the current value of the portfolio of securities required to be deposited to the Trust; the amount of any dividend equivalent payment or cash distribution to holders of Portfolio Depositary Receipts; net asset value; or other information relating to the creation, redemption or trading of Portfolio Depositary Receipts, resulting from any negligent act or omission by the Exchange, or the Reporting Authority, or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange or its agent, or the Reporting Authority, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in one or more underlying securities.

(l) *No Warranties*. Neither the Exchange, any affiliate, nor the Reporting Authority makes any express or implied warranty as to results that any person or party may obtain by using (1) any Portfolio Depositary Receipt, or (2) any underlying index or data included therein. The Exchange, its affiliates and Reporting Authority makes no express or implied warranties, and disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to Portfolio Depositary Receipts or any underlying index or data included therein.

Interpretations and Policies

.01 The Exchange may approve a series of Portfolio Depositary Receipts for trading, whether by listing or pursuant to unlisted trading privileges, pursuant to Rule 19b-4(e) under the Exchange Act, provided each of the following criteria is satisfied:

(a) *Eligibility Criteria for Index Components.*

(1) Upon the initial listing of a series of Portfolio Depositary Receipts on the Exchange, or if the Exchange is trading the Portfolio Depositary Receipts pursuant to unlisted trading privileges, upon the initial listing on the primary exchange, the component stocks of an index or portfolio underlying such series of Portfolio Depositary Receipts shall meet the following criteria:

(A) Component stocks that in the aggregate account for at least 90% of the weight of the index or portfolio shall have a minimum market value of at least $75 million;

(B) The component stocks shall have a minimum monthly trading volume during each of the last six months of at least 250,000 shares for stocks representing at least 90% of the weight of the index or portfolio;

(C) The most heavily weighted component stock cannot exceed 25% of the weight of the index or portfolio, and the five most heavily weighted component stocks cannot exceed 65% of the weight of the index or portfolio;

(D) The underlying index or portfolio must include a minimum of 13 stocks; and

(E) All securities in an underlying index or portfolio must be listed on a national securities exchange.

(b) *Index Methodology and Calculation.*

(1) The index underlying a series of Portfolio Depositary Receipts will be calculated based on either the market capitalization, modified market capitalization, price, equal-dollar or modified equal-dollar weighting methodology;

(2) If the index is maintained by a broker-dealer, the broker-dealer shall erect a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer; and

(3) The current index value will be disseminated every 15 seconds over the Consolidated Tape Association's Network B.

(c) *Disseminated Information.*

(1) The Reporting Authority will disseminate for each series of Portfolio Depositary Receipts an estimate, updated every 15 seconds, of the value of a share of each series. This may be based, for example, upon current information regarding the required deposit of securities and cash amount to permit creation of new shares of the series or upon the index value.

(d) *Initial Shares Outstanding.*

(1) A minimum of 100,000 shares of a series of Portfolio Depositary Receipts is required to be outstanding at the time of commencement of trading on the Exchange.

(e) *Trading Increment.*

(1) The minimum trading increment for a series of Portfolio Depositary Receipts shall be $.01.

(f) *Surveillance Procedures.*

The Exchange will implement written surveillance procedures for Portfolio Depositary Receipts.

Rule 14.9. Equity-Linked Debt Securities

Equity-Linked Debt Securities ("ELDS") are limited term non-convertible debt obligations of an issuer where the value of the debt is based, at least in part, on the value of another issuer's common stock or non-convertible preferred stock. The Exchange may approve ELDS for listing and/or trading pursuant to Rule 19b-4(e) under the Exchange Act provided that the criteria set out below are satisfied:

(a) *ELDS Issuer Listing Standards.*

(1) If the issuer is a company listed on the New York Stock Exchange, NYSE Arca, American Stock Exchange, or NASDAQ Stock Market, the entity must be a company in good standing (i.e., meets the continued listing criteria of such exchange).

(2) The ELDS issuer must, in all cases, have either

(A) A minimum tangible net worth of $250 million; or

(B) A minimum tangible net worth of $150 million and the original issue price of the ELDS, combined with all of the issuer's other ELDS listed on a national securities exchange or otherwise publicly traded in the United States, may not be greater than 25 percent of the issuer's net worth at the time of issuance.

(b) *ELDS Listing Standards.* The issue must have:

(1) At least 1 million ELDS outstanding.

(2) At least 400 holders.

(3) An aggregate market value of at least $4 million.

(4) A minimum life of one year.

(c) *Linked Equity Listing Standards.*

(1) An equity security on which the value of the debt is based must:

(A) Have either:

(i) a market capitalization of at least $3 billion and a trading volume of at least 2.5 million shares in the one-year period preceding the listing of the ELDS;

(ii) a market capitalization of at least $1.5 billion and a trading volume of at least 10 million shares in the one-year period preceding the listing of the ELDS; or

(iii) a market capitalization of at least $500 million and trading volume of at least 15 million shares in the one-year preceding the listing of the ELDS.

(B) Be issued by a company that has a continuous reporting obligation under the Act, as amended, and be listed on a national securities exchange and be subject to last sale reporting.

(C) Be issued either by:

(i) a U.S. company; or

(ii) a non-U.S. company (including a company that is traded in the United States through American Depositary Receipts ("ADRs")) if there are at least 2000 holders of the security, and either

(D) the Exchange, or, if the ELDS is to be traded pursuant to unlisted trading privileges, any other national securities exchange that is the primary U.S. market for such security, has in place with the primary exchange in the country where the security is primarily traded (or, in the case of a sponsored ADR, the primary exchange in the home country where the security underlying the ADR is primarily traded) an effective comprehensive surveillance information sharing agreement,

(E) The "Relative U.S. Volume" is at least 50 percent (for purposes of this subsection, the term "Relative U.S. Volume" shall mean the ratio of (i) the combined trading volume, on a share-equivalent basis, of the security and related securities (including ADRs overlying such security) in the United States and in any other market with which the Exchange (for ELDS that are listed on the Exchange) or with which any other national securities exchange that is the primary U.S. market for such ELDS (if the ELDS is to be traded on the Exchange pursuant to unlisted trading privileges) has in place an effective, comprehensive surveillance information sharing agreement to (ii) the world-wide trading volume in such securities, or

(F) During the six months preceding the listing of the ELDS on the Exchange (or for ELDS traded on the Exchange pursuant to unlisted trading privileges, preceding the listing of the ELDS on the primary U.S. market for such security), the following trading volume standards were met:

(i) the combined trading volume of the security (including the security itself, any ADR overlying the security (adjusted on a share equivalent basis) and any other classes of stock related to the underlying security) in the United States is at least 20 percent of the combined world-wide trading volume in the security and in related securities,

(ii) the average daily trading volume for the security (or, if traded in the form of an ADR, the ADR overlying such security) in the U.S. market is 100,000 or more shares, and

(iii) the trading volume for the security (or, if traded in the form of an ADR, the ADR overlying such security) is at least 60,000 per day in the U.S. market on a majority of the trading days during the six-month period.

(d) *Limits on Number of ELDS.*

(1) The issuance of ELDS relating to any underlying U.S. security may not exceed five percent of the total outstanding shares of such underlying security. The issuance of ELDS relating to any underlying non-U.S. security or sponsored ADR may not exceed:

(A) two percent of the total worldwide outstanding shares of such security if at least 20 percent of the worldwide trading volume in the security and related securities during the six-month period preceding the date of listing occurs in the U.S. market;

(B) three percent of the total worldwide outstanding shares of such security if at least 50 percent of the worldwide trading volume in the security and related securities during the six-month period preceding the date of listing occurs in the U.S. market; or

(C) five percent of the total worldwide outstanding shares of such security if at least 70 percent of the worldwide trading volume in the security and related securities during the six-month period preceding the date of listing on the Exchange (for ELDS that are listed on the Exchange) or listing on the national securities exchange that is the primary U.S. market for such ELDS (if the ELDS is to be traded on the Exchange pursuant to unlisted trading privileges) occurs in the U.S. market.

If an issuer proposes to issue ELDS that relate to more than the allowable percentages of the underlying security specified in this subsection (d), then the Exchange, in consultation with the Commission, will evaluate the maximum percentage of ELDS that may be issued on a case-by-case basis.

(e) Prior to the commencement of trading of a particular ELDS designated pursuant to this Rule, the Exchange will distribute a circular to its Members providing guidance regarding Member compliance responsibilities (including suitability recommendations and account approval) when handling transactions in ELDSs.

CHAPTER XV. DUES, FEES, ASSESSMENTS AND OTHER CHARGES; EFFECTIVE DATE

Rule 15.1. Authority to Prescribe Dues, Fees, Assessments and Other Charges

(a) *Generally.* The Exchange may prescribe such reasonable dues, fees, assessments or other charges as it may, in its discretion, deem appropriate. Such dues, fees, assessments and charges may include membership dues, transaction fees, communication and technology fees, regulatory charges, listing fees, and other fees and charges as the Exchange may determine. All such dues, fees and charges shall be equitably allocated among Members, issuers and other persons using the Exchange's facilities.

(b) *Regulatory Transaction Fee.* Under Section 31 of the Act, the Exchange must pay certain fees to the Commission. To help fund the Exchange's obligations to the Commission under Section 31, this Regulatory Transaction Fee is assessed to Members. To the extent there may be any excess monies collected under this Rule, the Exchange may retain those monies to help fund its general operating expense. Each Member engaged in executing transactions on the Exchange shall pay, in such manner and at such times as the Exchange shall direct, a Regulatory Transaction Fee equal to (i) the rate determined by the Commission to be applicable to covered sales occurring on the Exchange in accordance with Section 31 of the Act multiplied by (ii) the Member's aggregate dollar amount of covered sales occurring on the Exchange during any computational period.

(c) *Schedule of Fees.* The Exchange will provide Members with notice of all relevant dues, fees, assessments and charges of the Exchange. Such notice may be made available to Members on the Exchange's website or by any other method deemed reasonable by the Exchange.

(d) *Cross-Connection Pass Through Fees.* To the extent the Exchange is charged a fee by a third party that results directly from a Member cross-connecting its trading hardware to the Exchange's System from another Trading Center's system that is located in the same data center as the Exchange, the Exchange will pass that fee on, in full, to the Member.

EXHIBIT C

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. <u>BATS Exchange, Inc.</u>

1. *Name*: BATS Exchange, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214
2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on November 1, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Exchange, Inc. ("BATS Exchange") is wholly-owned by BATS Global Markets, Inc., which will also be the applicant's 100% owner.

5. *Brief description of business or functions*: BATS Exchange operates as a national securities exchange registered with the Commission pursuant to Section 6(a) of the Securities Exchange Act of 1934. BATS Exchange currently functions in the same manner as is proposed for the operation of BATS YX. The pricing for access to and use of BATS Exchange and the pricing for access to and use of BATS YX will differ. Other features of BATS Exchange and BATS YX may differ in the future, subject to necessary rule filings with the Commission.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Attached as Exhibit C(1).

8. *Copy of existing by-laws*: Attached as Exhibit C(2).

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

<u>CURRENT DIRECTORS</u>:
- Joe Ratterman
- James Selway
- Cameron Smith
- Chris Isaacson
- Brett Redfearn
- Peter Wallison
- David Roscoe
- Harry Temkin
- Sandy Kemper
- Scott Wagner

<u>CURRENT OFFICERS</u>:
- Joe Ratterman (Chief Executive Officer, President)
- Chris Isaacson (Senior Vice President, Chief Operating Officer, Treasurer)
- Tami Schademann (Senior Vice President, Chief Regulatory Officer, Secretary)
- Eric Swanson (Senior Vice President, General Counsel)
- Craig Perrigo (Chief Financial Officer)
- Phil Ratterman (Vice President, Software Development)
- Charles Randy Williams (Vice President, Sales & Communications)

- Jeromee Johnson (Vice President, Market Development)
- Anders Franzon (Vice President, Associate General Counsel)

STANDING COMMITTEES:

Compensation Committee
- Peter Wallison
- Sandy Kemper
- Harry Temkin

Audit Committee
- Scott Wagner
- David Roscoe
- Cameron Smith

Regulatory Oversight Committee
- Harry Temkin
- Sandy Kemper
- Peter Wallison

Appeals Committee
- Brett Redfearn
- James Selway
- Scott Wagner

Executive Committee
- Joe Ratterman
- Cameron Smith
- Sandy Kemper
- David Roscoe
- Harry Temkin

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. BATS Trading, Inc.

1. *Name*: BATS Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: BATS Trading, Inc. ("BATS Trading") is wholly-owned by BATS Global Markets, Inc., which will also be the applicant's 100% owner.

5. *Brief description of business or functions*: BATS Trading will provide outbound routing of orders from the Exchange to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers. BATS Trading will also provide inbound routing of orders from the Exchange's affiliate, BATS Exchange, Inc. See Exhibit E and proposed Exchange Rule 2.11 for details regarding BATS Trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Attached as Exhibit C(3).

8. *Copy of existing by-laws*: Attached as Exhibit C(4).

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Joe Ratterman
   - Chris Isaacson
   - Tami Schademann

   Current Officers
   - Chris Isaacson (President, Treasurer)
   - Tami Schademann (Chief Compliance Officer, Secretary)
   - Craig Perrigo (FINOP)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. BATS Global Markets, Inc.

1. *Name*: BATS Global Markets, Inc. ("BATS Global Markets")
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: BATS Global Markets will be the applicant's 100% owner.

5. *Brief description of business or functions*: BATS Global Markets will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached Amended and Restated Certificate of Incorporation for BATS Global Markets, Inc. filed December 10, 2008 (Exhibit C(5)) and Proposed Amended and Restated Certificate of Incorporation for BATS Global Markets (Exhibit C(6)).

8. *Copy of existing by-laws*: See attached the current Amended and Restated By-Laws of BATS Global Markets, Inc. (Exhibit C(7)) and Proposed Amended and Restated By-Laws for BATS Global Markets, Inc. (Exhibit C(8)).

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

Directors
- Joe Ratterman
- David Cummings
- Michael Richter
- Mark O'Sullivan
- Dan Mathisson
- Steve Swanson
- Robert Flatley
- Brett Redfearn
- Matt Frymier
- John Katzenstein

Officers
- Joe Ratterman (President)
- Chris Isaacson (Treasurer)
- Tami Schademann (Secretary)

Compensation Committee
- Michael Richter
- Dan Mathisson
- Robert Flatley

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. BATS Trading Limited

1. *Name*: BATS Trading Limited

Address: 25 Copthall Ave., Ground Floor, London, UK EC2R 7BP.

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: BATS Trading Limited ("BATS Limited") is wholly-owned by BATS Global Markets, Inc., which also will be the Exchange's 100% owner.

5. *Brief description of business or functions*: BATS Limited is authorised in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as a multilateral trading facility and operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Attached as Exhibit C(9).

8. *Copy of existing by-laws*: Attached as Exhibit C(10).

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - Mark Hemsley (Chairman)
   - Paul O'Donnell
   - Kenneth Conklin III
   - Nick Child
   - Bill Eldridge

   Current Officers

   - Mark Hemsley (CEO)
   - Paul O'Donnell (Chief Operating Officer)
   - Kenneth Conklin III (Senior Vice President, Business Development)
   - Eric Swanson (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Exhibit C(1)

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS EXCHANGE, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF NOVEMBER, A.D. 2007, AT 2:13 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

4450647 8100

071180477

Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 6126549

DATE: 11-01-07

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:40 PM 11/01/2007
FILED 02:13 PM 11/01/2007
SRV 071180477 - 4450647 FILE

CERTIFICATE OF INCORPORATION
OF
BATS EXCHANGE, INC.

First. The name of the corporation is BATS Exchange, Inc.

Second. The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Third. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth. The total number of shares of stock which the corporation shall have authority to issue is One Thousand (1,000), $0.01 par value per share. All such stock shall be classified as Common Stock.

Fifth. The name and mailing address of the incorporator is:

Name	Mailing Address
Joseph P. Ratterman	4151 N. Mulberry Dr. Suite 275 Kansas City, Missouri 64116

I, THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 1st day of November, 2007.

INCORPORATOR:

/s/ Joseph P. Ratterman

Joseph P. Ratterman

AMENDED AND RESTATED
BY-LAWS OF BATS EXCHANGE, INC.
(a Delaware corporation)

ARTICLE I

Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Commission" means the Securities and Exchange Commission.

(f) "Company" means BATS Exchange, Inc., a Delaware corporation.

(g) "day" means calendar day.

(h) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the Certificate of Incorporation and these By-Laws.

(j) "Exchange" means the national securities exchange operated by the Company.

(k) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(l) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(m) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its stockholder.

(n) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(o) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(p) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the Director or 20 percent or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the Director or member or 20 percent or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(q) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by stockholders to serve as Member Representative Directors.

(r) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(s) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article III, Section 4(g) of these By-Laws, or elected by stockholders after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(t) "Member Representative member" means a member of any committee or hearing panel who is an officer, director, employee or agent of an Exchange Member that is not a Stockholder Exchange Member.

(u) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(v) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(w) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(x) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(y) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange member, or any employee of such Exchange member, except that any person associated with an Exchange member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these By-Laws.

(z) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(aa) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(bb) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(cc) "stockholder" means any person who maintains a direct ownership interest in the Company. The sole stockholder of the Company shall be BATS Global Markets, Inc.

(dd) "Stockholder Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(ee) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 8050 Marshall Dr., Suite 120, Lenexa, KS 66214, or such other location as may hereafter be determined by the Board of Directors. The Company may have such other office or offices as the Board of Directors may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Incorporation or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (a) the Rules shall be designed to protect investors and the public interest and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) The number of Directors of the Company shall be ten (10).

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) the number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article III, Section 4; and

(ii) the number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry, or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or the Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article III, Section 2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director must be an officer, director, employee, or agent of an Exchange Member that is not a Stockholder Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of stockholders, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders (the "Record Date" for purposes of this Section 4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual stockholders' meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 4:00 p.m. Central Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by stockholders.

(g) The initial Directors of the Board of Directors shall be appointed by the stockholder and shall serve until the first annual meeting of stockholders.

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and stockholders shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article III, Section 2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy.

Section 7. Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by majority vote of stockholders, and may be removed by the Board of Directors in the manner provided by Article III, Section 7(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors, (a) that the Director no longer satisfies the classification for which the Director was elected; and (b) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation, or these By-Laws.

Section 13. Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the

Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 14. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 15. Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Incorporation or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 16. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 17. Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 18. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE IV

STOCKHOLDERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The first annual meeting of the stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute, the Certificate of Incorporation or these By-Laws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these By-Laws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

As set forth in the Certificate of Incorporation of the Company, any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, provided that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

Section 7. Assignment

The stockholder may not transfer or assign, in whole or in part, its ownership interest(s) in the Company.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article V.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The

Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 3. Powers and Duties of Committees

To the extent provided in the resolution of the Board, any committee that consists solely of one or more Directors shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company.

Section 4. Conduct of Proceedings

Except as otherwise provided in these By-Laws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 5. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws.

Section 6. Specified Committees

(a) The Chairman, with the approval of the Board, shall appoint a Compensation Committee. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the

Company. Each voting member of the Compensation Committee shall be a Non-Industry Director.

(b) The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, assess Exchange's regulatory performance, and assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. Each member of the Regulatory Oversight Committee shall be a Non-Industry Director.

(d) The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) The Chairman, with the approval of the Board, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) The Chairman, with the approval of the Board, may appoint a Finance Committee. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

ARTICLE VI

Nominating Committees

Section 1. Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of stockholders. The stockholder shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article VI. In each subsequent year, each of the Nominating Committee and Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Member Nominating Committee, as applicable, such candidates to be voted on by stockholders at the annual meeting of stockholders. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may simultaneously serve on the Nominating Committee and the Board, unless the Nominating Committee is nominating Director candidates for the Director's class, as explained in Article III, Section 3. Notwithstanding the preceding sentence, a Director may serve on the Nominating Committee in his or her final year of service on the Board. Following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee.

Section 3. Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal, or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof , and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; provided, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees And Other Agents.

The Company shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Company may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Company shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Company or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Company or (iii) such indemnification is provided by the Company, in its sole discretion, pursuant to the powers vested in the Company under the Delaware General Corporation Law.

(a) *Other Officers, Employees and Other Agents.* The Company shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) *Expenses.* The Company shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VIII or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Article VIII, Section 1, no advance shall be made by the Company to an executive officer of the Company (except by reason of the fact that such executive officer is or was a director of the Company in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Company.

(c) *Enforcement.* Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Article VIII shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Company and the director or executive officer. Any right to indemnification or advances granted by this Article VIII to a director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Company shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Company to indemnify the claimant for the amount claimed. Neither the failure of the Company (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) *Non Exclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Article VIII shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Laws, agreement, vote of Stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Company's Certificate of Incorporation.

(e) *Survival of Rights.* The rights conferred on any person by this Article VIII shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) *Insurance*. The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(g) *Amendments*. Any repeal or modification of this Article VIII shall only be prospective and shall not affect the rights under this Article VIII in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Company.

(h) *Saving Clause*. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each director and executive officer to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated, or by any other applicable law.

(i) *Certain Definitions*. For the purposes of this Article VIII, the following definitions shall apply:

(i) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(ii) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(iii) The term the "Company" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a "director," "officer," "employee," or "agent" of the Company shall include, without limitation, situations where such person is serving at the request of the Company as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency By-Laws

Section 1. By Stockholders or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 2. Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the stockholders of the Company which shall, notwithstanding any different provision of law, the Certificate of Incorporation, or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts is business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

(a) The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 3. Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls. Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties will not be used for non-regulatory purposes or distributed to the shareholder, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Operational Date of Exchange

The Company has been formed in anticipation of its registration by the United States Securities and Exchange Commission as a national securities exchange. During the period between incorporation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 2. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 3. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of BATS Global Markets, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of BATS Global Markets, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 4. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 5. Dividends

Subject to any provisions of any applicable statute, other provisions of these By-Laws, or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 6. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 7. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 8. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 9. Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Exhibit C(3)

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF JUNE, A.D. 2005, AT 5:46 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3986650 8100

050505316

AUTHENTICATION: 3957625

DATE: 06-17-05

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
***A* STOCK CORPORATION**

- **First:** The name of this Corporation is Bats Trading, Inc.
- **Second:** Its registered office in the State of Delaware is to be located at 1209 Orange Street, in the City of Wilmington County of New Castle Zip Code 19801. The registered agent in charge thereof is The Corporation Trust Company

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is 100,000 shares (number of authorized shares) with a par value of $1.00 per share.
- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name Lawrence A. Swain
  Mailing Address 9225 Indian Creek Parkway, Suite 1100
  Overland Park, KS Zip Code 66210
- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 16th day of June, A.D. 20 05.

BY: [signature]
(Incorporator)

NAME: Lawrence A. Swain
(type or print)

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:56 PM 06/16/2005
FILED 05:46 PM 06/16/2005
:V 050505316 - 3986650 FILE

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF OCTOBER, A.D. 2005, AT 6:04 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3986650 8100

050851173

AUTHENTICATION: 4234352

DATE: 10-19-05

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:30 PM 10/18/2005
FILED 06:04 PM 10/18/2005
SRV 050851173 - 3986650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action In Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

> The amount of the total stock this corporation is authorized to issue is 8,000,000 shares with a par value of $.01 per share.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of October 14, 2005.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of October, 2005.

By: [signature]
Authorized Officer
Title: President

Name: David R. Cummings

1806688.3

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER, A.D. 2005, AT 10:56 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3986650 8100

050856591

AUTHENTICATION: 4238665

DATE: 10-20-05

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:02 AM 10/20/2005
FILED 10:56 AM 10/20/2005
SRV 050856591 - 3986650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action In Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

> The amount of the total stock this corporation is authorized to issue is 8,000,000 shares with a par value of $.01 per share. Each issued and outstanding share of $1.00 par value stock shall be exchanged for 100 shares of $.01 par value stock.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of October 19, 2005.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 19th day of October, 2005.

By: ______________________
Authorized Officer

Title: President

Name: David R. Cummings

1802693.1

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "BATS TRADING, INC.", FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF JUNE, A.D. 2006, AT 3:57 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor, Secretary of State

3986650 8100

AUTHENTICATION: 4825744

060570539

DATE: 06-14-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:44 PM 06/13/2006
FILED 03:57 PM 06/13/2006
SRV 060570539 - 3986650 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That Pursuant to a Consent Action In Lieu of a Special Joint Meeting of the Stockholders and Board of Directors of BATS Trading, Inc. (the "Corporation") adopted pursuant to Sections 228 and 141(f) of the General Corporation Law of the State of Delaware (the "Consent"), resolutions were duly adopted setting forth an amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and authorizing and directing the proper officers of the Corporation to file the necessary certificate effecting said amendment with the Secretary of State of Delaware. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

The amount of the total stock this corporation is authorized to issue is 20,000,000 shares with a par value of $.01 per share.

SECOND: That the Consent was signed by all of the stockholders and directors of the Corporation and was made effective as of June 1, 2006.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 1st day of June, 2006.

By: [signature]
Authorized Officer
Title: President
Name: David R. Cummings

1906450 1

THIRD AMENDED AND RESTATED BYLAWS

OF

BATS TRADING, INC.

(a Delaware corporation)

ARTICLE I.

OFFICES

1.1. Principal and Business Offices. The corporation may have such principal and other business offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the corporation may require from time to time.

1.2. Registered Office. The registered office of the corporation required by the Delaware General Corporation Law to be maintained in the State of Delaware may be, but need not be, identical with the principal office in the State of Delaware, and the address of the registered office may be changed from time to time by the Board of Directors or by the registered agent. The business office of the registered agent of the corporation shall be identical to such registered office.

ARTICLE II.

STOCKHOLDERS

2.1. Annual Meeting. The annual meeting of the stockholders shall be held on the 1st Monday in November of each year (unless that date shall be a non-business day or legal holiday, in which event the annual meeting of the stockholders shall be held the first business day immediately following such date) for the purposes of electing directors and for the transaction of such other business as may come before the meeting.

2.2. Special Meeting. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Board of Directors or the President or the Secretary or by the person, or in the manner, designated by the Board of Directors.

2.3. Place of Meeting. The Board of Directors may designate any place, either within or without the State of Delaware, as the place of meeting for any annual meeting or for any special meeting of stockholders called by the Board of Directors. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the registered office of the corporation in the State of Delaware.

2.4. Notice of Meeting. Written notice stating the place, day and hour of the meeting of stockholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each stockholder of record entitled to vote at such meeting not less than ten (10) days (unless a longer period is required by law or the articles of incorporation) not more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the Board of Directors, the President, the Secretary, or any other officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock record books of the corporation, with postage thereon prepaid.

2.5. Adjournment. Any meeting of stockholders may be adjourned to reconvene at any place designated by vote of a majority of the shares represented thereat. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. No notice of the time or place of an adjournment need be given if the time and place are announced at the meeting at which an adjournment is taken, unless the adjournment is for more than thirty (30) days or a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting shall be given to each stockholder. Unless a new record date for the adjourned meeting is fixed, the determination of stockholders of record entitled to notice or to vote at the meeting at which adjournment is taken shall apply to the adjourned meeting.

2.6. Fixing of Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than sixty (60) days, and, in case of a meeting of stockholders, not less than ten (10) days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed, the record date for determining:

(a) stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice if waived, at the close of business on the day next preceding the day on which the meeting is held;

(b) stockholders entitled to express consent to a corporate action in writing without meeting shall be the day on which the first written consent is expressed; or

(c) stockholders for any other purpose shall be the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

2.7. Voting Records. The officer having charge of the stock transfer books for shares of the corporation shall, at least ten (10) days before each meeting of stockholders, make a complete record of the stockholders entitled to vote at such meeting, arranged in alphabetical order, with the address of and the number of shares held by each. Such record shall be produced and kept open tot he examination of any stockholders, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held as specified in the notice of the meeting or at the place of the meeting. The record shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholders present. The original stock transfer books shall be the only evidence as to who are the stockholders entitled to examine such record or transfer books or to vote at any meeting of stockholders.

2.8. Quorum. Except as otherwise provided in the certificate of incorporation, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders, but in no event shall less than one-third of the shares entitled to vote constitute a quorum. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders unless the vote of a greater number or voting by classes is require by law or the certificates of incorporation. Though less than a quorum of the outstanding shares are represented at a meeting, a majority of the shares represented at a meeting which initially had a quorum may adjourn the meeting from time to time without further notice.

2.9. Conduct of Meeting. The President or, in his absence, a Vice President in the order provided under Section 4.6 or, in their absence, any person chosen by the stockholders present, shall call the meeting of the stockholders to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the stockholders, but, in the absence of the Secretary, the presiding officer may appoint any other person to act as secretary of the meeting.

2.10. Proxies. At all meetings of stockholders, a stockholder entitled to vote may vote in person, by proxy, appointed in writing by the stockholder, or by his duly authorized attorney in fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. Unless otherwise provided in the proxy and supported by sufficient interest, a proxy may be revoked at any time before it is voted, either by written notice filed with the Secretary or the acting secretary, or by oral notice given by the stockholder to the presiding officer during the meeting. The presence of a stockholder who has filed a proxy shall not of itself constitute a revocation. No proxy shall be valid after three (3) years from the date of its execution, unless otherwise provided in the proxy. The Board of Directors shall have the power and authority to make rules establishing presumptions as to the validity and sufficiency of proxies.

2.11. Voting of Shares. Each outstanding share shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders, except to the extent that the voting rights of the shares of any class or classes are enlarged, limited or denied by the certificate of incorporation.

2.12. Voting of Shares by Certain Holders.

(a) Other Corporations. Shares standing in the name of another corporation may be voted either in person or by proxy, by the president of such corporation or any other officer appointed by such president. A proxy executed by any principal officer of such other corporation or assistant thereto shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, of the designation of some other person by the board of directors or the bylaws of such other corporation.

(b) Legal Representatives and Fiduciaries. Shares held by any administrator, executor, guardian, conservator, trustee in bankruptcy, receiver, or assignee for creditors may be voted by a duly executed proxy, without a transfer of such shares to his name. Shares standing in the name of a fiduciary may be voted by him, either in person or by proxy. A proxy executed by a fiduciary, shall be conclusive evidence of the signer's authority to act, in the absence of express notice to this corporation, given in writing to the Secretary of this corporation, that such manner of voting is expressly prohibited or otherwise directed by the document creating the fiduciary relationship.

(c) Pledgees. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer of the shares the pledgor has expressly authorized the pledgee to vote the shares and thereafter the pledgee, or his proxy, shall be entitled to vote the shares so transferred.

(d) Treasury Stock and Subsidiaries. Neither treasury shares, nor shares held by another corporation if a majority of the shares entitled to vote for the election of directors of such other corporation is held by this corporation, shall be voted at any meeting or counted in determining the total number of outstanding shares entitled to vote, but shares of its own issue held by its corporation in a fiduciary capacity, or held by such other corporation in a fiduciary capacity, may be voted and shall be counted in determining the total number of outstanding shares entitled to vote.

(e) Joint Holders. Shares of record in the names of two or more persons or shares to which two or more persons have the same fiduciary relationship, unless the Secretary of the corporation is given notice otherwise and furnished with a copy of the instrument creating the relationship, may be voted as follows: (i) if voted by an individual, his vote binds all holders; or (ii) if voted by more than one holder, the majority vote binds all, unless the vote is evenly split in which case the shares may be voted proportionately, or according to the ownership interest as shown in the instrument filed with the Secretary of the corporation.

2.13. Waiver of Notice by Stockholders. Whenever any notice is required to be given to any stockholder of the corporation under the certificate of incorporation or bylaws or any provision of the Delaware General Corporation Law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the stockholder entitled to such notice, shall be deemed equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except where the person attends for the express purpose of objecting to the transaction of any business. Neither the business nor the purpose of any regular or special meeting of stockholders, directors or members of a committee of directors need be specified in the waiver.

2.14. Stockholders Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken at a meeting of the stockholders, may be taken without a meeting, prior notice or vote, if a consent in writing, setting forth the action so taken, shall be signed by the number of stockholders required to authorize such action at a meeting. If the action is authorized by less than unanimous consent, notice of the action shall be given to nonconsenting stockholders.

ARTICLE III.

BOARD OF DIRECTORS

3.1. General Powers and Number. The business and affairs of the corporation shall be managed by its Board of Directors. The number of directors of the corporation shall be one (1) or such other specific number as may be designated from time to time by resolution of the Board of Directors.

3.2. Tenure and Qualifications. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been qualified and elected, or until his prior death, resignation or removal. A director may be removed from office by affirmative vote of a majority of the outstanding shares entitled to vote for the election of such director, taken at a meeting of stockholders called for that purpose. A director may resign at any time by filing his written resignation with the Secretary of the corporation. Directors need not be residents of the State of Delaware or stockholders of the corporation.

3.3. Regular Meetings. A regular meeting of the Board of Directors shall be held without other notice than this by-law immediately after the annual meeting of stockholders, and each adjourned session thereof. The place of such regular meeting shall be the same as the place of the meeting of stockholders which precedes it, or such other suitable place as may be announced at such meeting of stockholders. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Delaware, for the holding of additional regular meetings without other notice than such resolution.

3.4. Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President, Secretary or Treasurer. The President or Secretary calling any special meeting of the Board of Directors may fix any place, either within or without the State of Delaware, as the place for holding any special meeting of the Board of Directors called by them, and if no other place is fixed the place of the meeting shall be the registered office of the corporation in the State of Delaware.

3.5. Notice; Waiver. Notice of each meeting of the Board of Directors (unless otherwise provided in or pursuant to Section 3.3) shall be given to each director not less than twenty-four (24) hours prior to the meeting by giving oral, telephone or written notice to a director in person, or by telegram, or not less than three (3) days prior to a meeting by delivering or mailing notice to the business address or such other address as a director shall have designated in writing and filed with the Secretary. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Whenever any notice is required to be given to any director of the corporation under the certificate of incorporation or bylaws or any provision of law, a waiver thereof in writing, signed at any time, whether before or after the time of meeting, by the director entitled to such notice, shall be deemed equivalent to the giving of such notice. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting and objects thereat to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.6. Quorum. Except as otherwise provided by law or by the certificate of incorporation or these bylaws, a majority of the directors shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but in no event shall less than one-third of the directors constitute a quorum. A majority of the directors present (though less than such quorum) may adjourn the meeting from time to time without further notice.

3.7. Manner of Acting. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by law or by the certificate of incorporation or these bylaws.

3.8. Conduct of Meetings. The President, or, in his absence a Vice President in the order provided under Section 4.6, or, in their absence, any director chosen by the directors present, shall call meetings of the Board of Directors to order and shall act as chairman of the meeting. The Secretary of the corporation shall act as secretary of all meetings of the Board of Directors but in the absence of the Secretary, the presiding officer may appoint any Assistant Secretary or any director or other person present to act as secretary of the meeting.

3.9. Vacancies. Any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled until the next succeeding annual election by the affirmative vote of a majority of the directors then in office, though less than a quorum of the Board of Directors; provided, that in case of a vacancy created by the removal of a director by vote of the stockholders, the stockholders shall have the right to fill such vacancy at the same meeting or any adjournment thereof.

3.10. Compensation. The Board of Directors, by affirmative vote of a majority of the directors then in office, and irrespective of any personal interest of any of its members, may establish reasonable compensation of all directors for services to the corporation as directors, officers or otherwise, or may delegate such authority to an appropriate committee. The Board of Directors also shall have authority to provide for or delegate authority to an appropriate committee to provide for reasonable pensions, disability or death benefits, and other benefits or payments, to directors, officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such directors, officers and employees to the corporation.

3.11. Presumption of Assent. A director of the corporation who is present at a meeting of the Board of Directors or a committee thereof of which he is a member at which action on any corporate matter is taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

3.12. Committees. The Board of Directors by resolution adopted by the affirmative vote of a majority of the directors may designate one or more committees, each committee to consist of one or more directors elected by the Board of Directors, which to the extent provided in said resolution as initially adopted, and as thereafter supplemented or amended by further resolution adopted by a like vote, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall fix its own rules governing the conduct of its activities and shall make such reports to the Board of Directors of its activities as the Board of Directors may request.

3.13. Unanimous Consent Without Meeting. Any action required or permitted by the certificate of incorporation or bylaws or any provision of law to be taken by the Board of Directors at a meeting or by a resolution of any committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken, filed with the minutes of the proceedings, shall be signed by all of the directors then in office.

3.14. Telephonic Meetings. Members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by-law shall constitute presence in person at such meeting.

ARTICLE IV.

OFFICERS

4.1. Number. The principal officers of the corporation shall be a President, or any number of Vice Presidents, and a Secretary, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any number of offices may be held by the same person.

4.2. Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as conveniently may be. Each officer shall hold office until his successor shall have been duly elected or until his prior death, resignation or removal. Any officer may resign at any time upon written notice to the corporation. Failure to elect officers shall not dissolve or otherwise affect the corporation.

4.3. Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment shall not of itself create contract rights.

4.4. Vacancies. A vacancy in any principal office because of death, resignation, removal, disqualification or otherwise, shall be filled by the Board of Directors for the unexpired portion of the term.

4.5. President. The President shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall, in general, supervise and control all of the business and affairs of the corporations. He shall, when present, preside at all meetings of the stockholders and of the Board of Directors. He shall have authority, subject to such rules as may be prescribed by the Board of Directors, to appoint such agents and employees of the corporation as he shall deem necessary, to prescribe their powers, duties and compensation, and to delegate authority to them. Such agents and employees shall hold office at the discretion of the President. He shall have authority to sign, execute and acknowledge, on behalf of the corporation, all deeds, mortgages, bonds, stock certificates, contracts, leases, reports and all other documents or instruments, of every conceivable kind and character whatsoever, necessary or proper to be executed in the course of the corporation's regular business, or which shall be authorized by resolution of the Board of Directors; and, except as otherwise provided by law or the Board of Directors, he may authorize any Vice President or other officer or agent of the corporation to sign, execute and acknowledge such documents or instruments in his place and stead. In general he shall perform all duties incident to the office of President and such other duties as may be prescribed by the Board of Directors from time to time.

4.6. The Vice President. In the absence of the President or in the event of his death, inability or refusal to act, or in the event for any reason it shall be impracticable for the President to act personally, the Vice President, if one is elected, (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties and have such authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors. The execution of any instrument of the corporation by any Vice President shall be conclusive evidence, as to third parties, of his authority to act in the stead of the President.

4.7. The Secretary. The Secretary shall: (a) keep the minutes of the meetings of the stockholders and of the Board of Directors in one or more books provided for the purpose; (b) attest instruments to be filed with the Secretary of State; (c) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (d) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (e) keep or arrange for the keeping of a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; (f) sign with the President, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) in general perform all duties incident to the office of Secretary and have such other duties and exercise such authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors.

4.8. The Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositaries as shall be selected in accordance with the provisions of Section 5.3; and (c) in general perform all of the duties incident to the office of Treasurer and have such other duties and exercise such other authority as from time to time may be delegated or assigned to him by the President or by the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

4.9. Assistant Secretaries and Assistant Treasurers. There shall be such number of Assistant Secretaries and Assistant Treasurers as the Board of Directors may from time to time authorize, if any. The Assistant Secretaries may sign with the President or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. The Assistant Treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of the duties in such sums and with such sureties as the Board of Directors shall determine. the Assistant Secretaries and Assistant Treasurers, in general, shall perform such duties and have such authority as shall from time to time be delegated or assigned to them by the Secretary or the Treasurer, respectively, or by the President or the Board of Directors.

4.10. Other Assistants and Acting Officers. The Board of Directors shall have the power to appoint any person to act as assistant to any officer, or as agent for the corporation in his stead, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer or other agent so appointed by the Board of Directors shall have the power to perform all the duties of the office to which he is so appointed to be an assistant, or as to which he is so appointed to act, excerpt as such power may be otherwise defined or restricted by the Board of Directors.

4.11. Salaries. The salaries of the principal officers shall be fixed from time to time by the Board of Directors or by a duly authorized committee thereof, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

ARTICLE V.

CONTRACTS, LOAN, CHECKS AND DEPOSITS; SPECIAL CORPORATE ACTS

5.1. Contracts. The Board of Directors may authorize any officer or officers, agent or agents, to enter into any contract or execute or deliver any instrument in the name of an on behalf of the corporation, and such authorization may be general or confined to specific instances. In the absence of other designation, all deeds, mortgages and instruments of assignment or pledge made by the corporation shall be executed in the name of the corporation by the President or a Vice President and by the Secretary, an Assistant Secretary, the Treasurer or an Assistant Treasurer; the Secretary or an Assistant Secretary, when necessary or required, shall affix the corporate seal thereto; and when so executed no other party to such instrument or any third party shall be required to make any inquiry into the authority of the signing officer or officers.

5.2. Loans. No indebtedness for borrowed money shall be contracted on behalf of the corporation and no evidences of such indebtedness shall be issued in its name unless authorized by or under the authority of a resolution of the Board of Directors. Such authorization may be general or confined to specific instances.

5.3. Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as may be selected by or under the authority of a resolution of the Board of Directors.

5.4. Voting of Securities Owned by this Corporation. Subject always to the specific directions of the Board of Directors, (a) any shares or other securities issued by any other corporation and owned or controlled by this corporation may be voted at any meeting of security holders of such other corporation by the President of this corporation if he is present, or in his absence, by a Vice President of this corporation who may be present, and (b) whenever, in the judgment of the President, or in his absence, of a Vice President, it is desirable for this corporation to execute a proxy or written consent in respect to any shares or other securities issued by any other corporation and owned by this corporation, such proxy or consent shall be executed in the name of this corporation by the President or one of the Vice Presidents of this corporation, without necessity of any authorization by the Board of Directors affixation of corporate seal or countersignature or attestation by another officer. Any person or persons designated in the manner above stated as the proxy or proxies of this corporation shall have full right, power and authority to vote the shares or other securities issued by such other corporation and owned by its corporation the same as such shares or other securities might be voted by this corporation.

ARTICLE VI.

CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1. Certificates for Shares. Certificates representing shares of the corporation shall be in such form, consistent with law, as shall be determined by the Board of Directors. Such certificates shall be signed by the President or a Vice President and by the Secretary or an Assistant Secretary or Treasurer or Assistant Treasurer. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except as provided in Section 6.06.

6.2. Facsimile Signatures and Seal. The seal of the corporation on any certificates for shares may be a facsimile. The signature of the President or Vice President and the Secretary or Assistant Secretary upon a certificate may be facsimiles if the certificate is manually signed on behalf of a transfer agent, or a registrar, other than the corporation itself or an employee of the corporation.

6.3. Signature by Former Officers. In case any officer, who has signed or whose facsimile signature has been placed upon any certificate for shares, shall have ceased to be such officer before such certificate is issued, it may be issued by the corporation with the same effect as if he were such officer at the date of its issue.

6.4. Transfer of Shares. Prior to due presentment of a certificate for shares for registration of transfer, the corporation may treat the registered owner of such shares as the person exclusively entitled to vote, to receive notifications and otherwise to have and exercise all the rights and power of an owner. Where a certificate for shares is presented to the corporation with a request to register for transfer, the corporation shall not be liable to the owner or any other person suffering loss as a result of such registration of transfer if (a) there were on or with the certificate the necessary endorsements, and (b) the corporation had no duty to inquire into adverse claims or has discharged by such duty. The corporation may require reasonable assurance that said endorsements are genuine and effective and compliance with such other regulations as may be prescribed by or under the authority of the Board of

Directors. Where a transfer of shares is made for collateral security, and not absolutely, it shall be so expressed in the entry of transfer if, when the shares arc presented, both the transferor and the transferee so request.

6.5. Restrictions on Transfer. The face or reverse side of each certificate representing shares shall bear a conspicuous notation of any restriction imposed by the corporation upon the transfer of such shares. Otherwise the restriction is invalid except against those with actual knowledge of the restrictions.

6.6. Lost, Destroyed or Stolen Certificates. The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the person requesting such new certificate or certificates, or his or her legal representative, to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

6.7. Consideration for Shares. The shares of the corporation may be issued for such consideration as shall be fixed from time to time by the Board of Directors, consistent with the laws of the State of Delaware.

6.8. Stock Regulations. The Board of Directors shall have the power and authority to make all such further rules and regulations not inconsistent with the statutes of the State of Delaware as it may deem expedient concerning the issue, transfer and registration of certificates representing shares of the corporation.

ARTICLE VII.

SEAL

7.1. The Board of Directors may, at their discretion, provide a corporate seal in an appropriate form.

ARTICLE VIII.

FISCAL YEAR

8.1. The fiscal year of the corporation shall begin on the first day of January and end on the last day of December in each year.

ARTICLE IX.

AMENDMENTS

9.1. By Stockholders. These bylaws may be adopted, amended or repealed and new bylaws may be adopted by the stockholders entitled to vote at the stockholders' annual meeting without prior notice or any other meeting provided the amendment under consideration has been set forth in the notice of meeting, by affirmative vote of net less than a majority of the shares present or represented at any meeting at which a quorum is in attendance.

9.2. By Directors. These bylaws may be adopted, amended or repealed by the Board of Directors as provided in the certificate of incorporation by the affirmative vote of a majority of the number of directors present at any meeting at which a quorum is in attendance; but no by-law adopted by the stockholders shall be amended or repealed by the Board of Directors if the bylaws so provide.

9.3. Implied Amendments. Any action taken or authorized by the Board of Directors, which would be inconsistent with the bylaws then in effect but it taken or authorized by affirmative vote of not less than the number of directors required to amend the bylaws so that the bylaws would be consistent with such action, shall be given the same effect as though the bylaws had been temporarily amended or suspended so far, but only so far, as is necessary to permit the specific action so taken or authorized.

ARTICLE X.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

10.1. Indemnification of Directors, Officers and Employees. The Corporation shall indemnify to the full extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that the person, his or her testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor of the Corporation.

Exhibit C(5)

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BATS GLOBAL MARKETS, INC.", FILED IN THIS OFFICE ON THE TENTH DAY OF DECEMBER, A.D. 2008, AT 5:07 O'CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4381465 8100

081183373

AUTHENTICATION: 7016354

DATE: 12-11-08

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:10 PM 12/10/2008
FILED 05:07 PM 12/10/2008
SRV 081183373 - 4381465 FILE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations*.

(i) For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of

BATS Exchange, Inc. to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and BATS Exchange, Inc., and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of BATS Exchange, Inc.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so

(c) ***Required Notices***.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) _Effect of Purported Transfers and Voting in Violation of this Article_. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the

Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware

(b) *Limitation of Liability* To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of BATS Exchange, Inc and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Amended and Restated Certificate of Incorporation to be executed this 10th day of December, 2008.

By: ______________________
Authorized Officer

Name: Joe Ratterman (Chief Executive Officer)

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BATS GLOBAL MARKETS, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

BATS Global Markets, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

That the name of this corporation is BATS Global Markets, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on June 29, 2007 under the name BATS Holdings, Inc.

That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefore, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Name

FIRST: The name of the Corporation is BATS Global Markets, Inc. (the "Corporation").

Registered Office

SECOND: The initial registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, and the name of its initial registered agent at that address is The Corporation Trust Company.

Purpose

THIRD: The purpose or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Authorized Stock

FOURTH:

(a) The total number of shares of stock that the Corporation shall have authority to issue is 20,000,000 shares of common stock having a par value of $.01 per share.

Limitations on Transfer, Ownership and Voting

FIFTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law:

(a) *Definitions*. As used in this Article FIFTH:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term "Related Persons" shall mean with respect to any Person: (A) any "affiliate" of such Person (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Act")); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation (provided no Person shall be deemed a Related Person pursuant to this clause (B) solely as a result of such Person's being or becoming a party to an Investor Rights Agreement entered into by and among the Corporation and the stockholders named therein on January 1, 2008 (the "Investor Rights Agreement")); (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in the national securities exchange known as BATS Exchange, Inc. or the national securities exchange known as BATS Y-Exchange, Inc. (hereinafter, either such national securities exchange shall be referred to generally as an "Exchange" and any such Person, an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially own", "own beneficially" or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) *Limitations*.

(i) For so long as the Corporation shall control, directly or indirectly, an Exchange except as provided in clause (ii) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement (other than the Investor Rights Agreement), vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement (other than the Investor Rights Agreement) with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation that would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clauses (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) above (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with taking such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of an Exchange to carry out its functions and responsibilities as an "exchange" under the Act and the rules and regulations promulgated thereunder, that it is otherwise in the best interests of the Corporation, its stockholders and the Exchange, and that it will not impair the ability of the United States Securities and Exchange Commission (the "Commission") to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions that it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the applicable Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to same, any Exchange Member that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the outstanding shares of any class of capital stock of the Corporation and any Person that, either alone or together with its Related Persons, proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent), before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) *Required Notices*.

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article FIFTH shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors: (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article FIFTH to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article FIFTH as may reasonably be requested of such Person.

(d) *Effect of Purported Transfers and Voting in Violation of this Article*. If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article FIFTH, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article FIFTH and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares, whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article FIFTH, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) *Right to Redeem Shares Purportedly Transferred in Violation of this Article*. If any stockholder purports to sell, transfer, assign, pledge, or own any shares of the Corporation in violation of the provisions of this Article Fifth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Fifth for a price per share equal to the fair market value of those shares. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares that have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock.

Board of Directors

SIXTH: The number of directors may be increased or decreased from time to time by a resolution adopted by the Board of Directors. Directors shall be elected by the stockholders of the Corporation pursuant to and in accordance with this Certificate of Incorporation and the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide. The Board of Directors or any individual director may be removed from office in accordance with the By-Laws of the Corporation.

Duration

SEVENTH: The duration of the Corporation shall be perpetual.

By-Laws

EIGHTH: The Board of Directors shall have the power to adopt, amend or repeal By-Laws of the Corporation. The By-Laws of the Corporation may also be amended or repealed, or new By-Laws of the Corporation may be adopted, by action taken by the stockholders of the

Corporation. All amendments to the Corporation's By-Laws must be made in accordance with procedures set out in the By-Laws of the Corporation.

Indemnification and Limitation of Director Liability

NINTH:

(a) *Indemnification*. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) *Limitation of Liability*. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

Action without Meeting

TENTH: Action may be taken by the stockholders of the Corporation, without a meeting, by written consent as and to the extent provided at the time by the General Corporation Law of Delaware.

Compromise or Other Arrangement

ELEVENTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as such court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

Amendment of Certificate of Incorporation

TWELFTH. The Corporation reserves the right to amend this Certificate of Incorporation, and to change or repeal any provision of this Certificate of Incorporation, in the manner prescribed at the time by statute (provided, however, that any such amendment, change or repeal must be first approved by the Board of Directors), and all rights conferred upon stockholders in this Certificate of Incorporation are granted subject to this reservation. For so long as the Corporation shall control, directly or indirectly, an Exchange, before any amendment to or repeal of any provision of this Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of such Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules and regulations promulgated thereunder by the Commission or otherwise, then the proposed changes to the Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

The undersigned has caused this Certificate of Incorporation to be executed this __th day of _______, 2009.

By: ________________________________
Joseph Ratterman, Chief Executive Officer

Exhibit C(7)

AMENDED AND RESTATED

BYLAWS OF

BATS GLOBAL MARKETS, INC.

Amended through December 4, 2008

TABLE OF CONTENTS

PAGE

TABLE OF CONTENTS
(CONTINUED)

PAGE

AMENDED AND RESTATED
BYLAWS OF
BATS GLOBAL MARKETS, INC.

ARTICLE I
OFFICES

The initial registered office of the Corporation in the State of Delaware shall be located at 1209 Orange Street in the City of Wilmington, County of New Castle, State of Delaware. The initial registered agent at such address shall be The Corporation Trust Company. The Corporation may have such other office or offices, either within of without the State of Delaware, as the Board of Directors may from time to time designate or as the purposes of the Corporation may require from time to time.

ARTICLE II
STOCKHOLDERS MEETINGS

Section 2.01 Place of Meetings. Meetings of the Stockholders of the Corporation shall be held at such place, either within or without the State of Delaware, as may be designated from time to time by the Board of Directors.

Section 2.02 Annual Meeting.

(a) The annual meeting of the Stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on the third Tuesday of January of each year or at such other time as may be designated from time to time by the Board of Directors.

(b) At an annual meeting of the Stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a Stockholder. For business to be properly brought before an annual meeting by a Stockholder, the Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a Stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the Stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the Corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. A Stockholder's notice to the Secretary shall set forth as to each matter the Stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the Corporation's books, of the Stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the Stockholder, (iv) any material interest of the Stockholder in such business and (v) any other information that is required to be provided by the Stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a Stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a Stockholder proposal in the proxy statement and form of proxy for a Stockholder's meeting, Stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c) Only persons who are nominated in accordance with the procedures set forth in this Section 2.02(c) shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of Stockholders by or at the direction of the Board of Directors or by any Stockholder of the Corporation entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this paragraph (c) and Section 4.1 of that certain Investor Rights Agreement (the "Investor Agreement"), dated January 1, 2008, as may be amended from time to time, for so long as such Investor Agreement is in effect (capitalized terms in the Investor Agreement shall have the meanings assigned to them in such Investor Agreement, a copy of which is attached to these Bylaws as Exhibit A). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation in accordance with the provisions of paragraph (b) of this Section 2.02. Such Stockholder's notice shall set forth (i) as to each person, if any, whom the Stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the Corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the Stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the Stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to such Stockholder giving notice, the information required to be provided pursuant to paragraph (b) of this Section 2.02. At the request of the Board of Directors, any person nominated by a Stockholder for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in the Stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.

Section 2.03 Special Meetings.

(a) Special meetings of the Stockholders of the Corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors, shall fix.

(b) If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the Corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the Stockholders entitled to vote, in accordance with the provisions of Section 2.04 of these Bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this Section 2.03(b) shall be construed as limiting, fixing, or affecting the time when a meeting of Stockholders called by action of the Board of Directors may be held.

Section 2.04 Notice of Meetings. Except as otherwise provided by law or the Certificate of Incorporation, written notice of each meeting of Stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of Stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any Stockholder by his attendance thereat in person or by proxy, except when the Stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any Stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 2.05 Quorum. At all meetings of Stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of Stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The Stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the vote cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the Corporation; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, excluding abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Section 2.06 Adjournment and Notice of Adjourned Meetings. Any meeting of Stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting.

Section 2.07 Voting Rights. For the purpose of determining those Stockholders entitled to vote at any meeting of the Stockholders, except as otherwise provided by law or the Certificate of Incorporation, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 6.04 of these Bylaws, shall be entitled to vote at any meeting of Stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a Stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 2.08 Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the General Corporation Law of Delaware, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of subsection (c) shall be a majority or even split in interest.

Section 2.09 List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any Stockholder who is present.

Section 2.10 Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the Stockholders, or any action which may be taken at any annual or special meeting of the Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent shall bear the date of signature of each Stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner herein required, written consents signed by a sufficient number of Stockholders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those Stockholders who have not consented in writing. If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of the State of Delaware if such action had been voted on by Stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of Stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware.Notwithstanding the foregoing, no such action by written consent may be taken following the closing of the initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "1933 Act"), covering the offer and sale of Common Stock of the Corporation (the "Initial Public Offering").

Section 2.11 Organization.

(a) At every meeting of Stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President and Chief Executive Officer, or, if the President and Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the Stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President and Chief Executive Officer, shall act as secretary of the meeting.

(b) The Board of Directors of the Corporation shall be entitled to make such rules or regulations for the conduct of meetings of Stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to Stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of Stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE III
DIRECTORS

Section 3.01 Number and Term of Office. The Board of Directors of the Corporation shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors unless otherwise provided in the Certificate of Incorporation. Directors need not be Stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the Stockholders called for that purpose in the manner provided in these Bylaws. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) may be a director of the Corporation.

Section 3.02 Powers. The powers of the Corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation. The Board of Directors shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 3.03 Vacancies. Unless otherwise provided in the Certificate of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by Stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 3.04 Resignation. Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 3.05 Removal. Subject to the rights of the holders of any series of Common Stock, the Board of Directors or any individual director may be removed from office at any time (i) with cause by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then-outstanding shares of voting stock of the Corporation, entitled to vote at an election of directors (the "Voting Stock") or (ii) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then-outstanding shares of the Voting Stock.

Section 3.06 Meetings.

(a) **Annual Meetings.** The annual meeting of the Board of Directors shall be held immediately before or after the annual meeting of Stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) **Regular Meetings.** Unless otherwise specified by the Certificate of Incorporation, regular meetings of the Board of Directors shall be held at any place within or without the State of Delaware which has been designated by resolution of the Board of Directors or the written consent of all directors.

(c) **Special Meetings.** Unless otherwise specified by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the President and Chief Executive Officer or any two of the directors.

(d) **Telephone Meetings.** Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) **Notice of Meetings.** Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f) **Waiver of Notice.** The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 3.07 Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 10.01 hereof, for which a quorum shall be one third of the exact number of directors fixed from time to time in accordance with the Certificate of Incorporation, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 3.08 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 3.09 Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 3.10 Committees.

(a) **Executive Committee.** The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, including without limitation the power or authority to declare a dividend, to authorize the issuance of stock and to adopt a certificate of ownership and merger, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the Stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the Stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the Bylaws of the Corporation.

(b) **Other Committees.** The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall such committee have the powers denied to the Executive Committee in these Bylaws.

(c) **Term.** Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member's term on the Board of Directors. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings.** Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 3.10 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 3.11 Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President and Chief Executive Officer, or if the President and Chief Executive Officer is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, an Assistant Secretary directed to do so by the President and Chief Executive Officer, shall act as secretary of the meeting.

ARTICLE IV
OFFICERS

Section 4.01 Officers Designated. The officers of the Corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the President and Chief Executive Officer, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer, the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the Corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 4.02 Tenure and Duties of Officers.

(a) **General.** All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) may be an officer of the Corporation.

(b) **Duties of Chairman of the Board of Directors.** The Chairman of the Board of Directors, when present, shall preside at all meetings of the Stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(c) **Duties of President and Chief Executive Officer.** The President and Chief Executive Officer shall preside at all meetings of the Stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the Corporation, the President and Chief Executive Officer shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The President and Chief Executive Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. In the absence or disability of the President and Chief Executive Officer, or if there is no President and Chief Executive Officer, the Vice President who has served as such for the longest duration or another Vice President designated by the Board of Directors shall serve as the chief executive officer of the Corporation and shall have the powers and duties prescribed in this paragraph (c).

(d) **Duties of Vice Presidents.** The Vice Presidents shall perform duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President and Chief Executive Officer shall designate from time to time.

(e) **Duties of Secretary.** The Secretary shall attend all meetings of the Stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the Stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him in these Bylaws and other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President and Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President and Chief Executive Officer shall designate from time to time.

(f) **Duties of Chief Financial Officer.** The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the President and Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President and Chief Executive Officer shall designate from time to time. The President and Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President and Chief Executive Officer shall designate from time to time.

Section 4.03 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 4.04 Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the President and Chief Executive Officer or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 4.05 Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE V
EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 5.01 Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the Corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the Corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, or the President and Chief Executive Officer or any Vice President, and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiring the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 5.02 Voting of Securities Owned by the Corporation.

(a) Unless otherwise instructed by the Board of Directors, and subject to Section 5.02(b) below, the Chief Executive Officer of the Corporation shall have the power and authority on behalf of the Corporation to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity (including BATS Exchange, Inc.) in which the Corporation may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Corporation in connection with the exercise by the Corporation of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board of Directors may from time to time confer like powers upon any other person or persons.

(b) At any meeting of the stockholders of BATS Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of BATS Exchange, Inc. (as set forth in the By-Laws of BATS Exchange, Inc., the "Member Nominating Committee"), or in the event written consents are solicited or otherwise sought from the stockholders of BATS Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of BATS Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those BATS Exchange, Inc. member representative directors and nominees for the Member Nominating Committee nominated in accordance with the By-Laws of BATS Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the Member Nominating Committee.

ARTICLE VI
SHARES OF STOCK

Section 6.01 Form and Execution of Certificates. Certificates for the shares of stock of the Corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the President or Chief Executive Officer or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the Corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 6.02 Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 6.03 Transfers.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of Stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such Stockholders in any manner not prohibited by the General Corporation Law of Delaware.

(c) The Corporation shall have the right by appropriate action to impose restrictions upon the transfer of any shares of its stock, or any interest therein, from time to time, so long as such restrictions are consistent with the provisions of the Certificate of Incorporation.

Section 6.04 Fixing Record Dates.

(a) In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) Prior to the Initial Public Offering, in order that the Corporation may determine the Stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any Stockholder of record seeking to have the Stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the Stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.05 Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII
OTHER SECURITIES OF THE CORPORATION

All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 6.01), may be signed by the Chairman of the Board of Directors, the President or Chief Executive Officer or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

ARTICLE VIII
DIVIDENDS

Section 8.01 Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 8.02 Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE IX
FISCAL YEAR

The fiscal year of the Corporation shall be the calendar year.

ARTICLE X
INDEMNIFICATION

Section 10.01 Indemnification of Directors, Officers, Employees And Other Agents. The Corporation shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law.

(a) **Other Officers, Employees and Other Agents.** The Corporation shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) **Expenses.** The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another Corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(c) **Enforcement.** Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) **Non Exclusivity of Rights.** To the fullest extent permitted by the Corporation's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Corporation's Certificate of Incorporation.

(e) **Survival of Rights.** The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) **Insurance.** The Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(g) **Amendments.** Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(h) **Saving Clause.** If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the fullest extent permitted by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(i) **Certain Definitions.** For the purposes of this Bylaw, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Bylaw or any applicable law.

(3) The term the "Corporation" shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving Corporation as he would have with respect to such constituent Corporation if its separate existence had continued.

(4) References to a "director," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as a director, officer, employee, trustee or agent of another Corporation, partnership, joint venture, trust or other enterprise.

Section 10.02 Corporation Not Liable. The Corporation shall not be liable for any loss or damage sustained by any current or former member of BATS Exchange, Inc. growing out of the use or enjoyment by such current or former member of the facilities afforded by the Corporation or its subsidiaries, including, without limitation, the BATS Exchange, Inc.

ARTICLE XI
NOTICES

Section 11.01 Notices.

(a) **Notice to Stockholders.** Whenever, under any provisions of these Bylaws, notice is required to be given to any Stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the Corporation or its transfer agent.

(b) **Notice to Directors.** Any notice required to be given to any director may be given by the method stated in subsection (a), or by facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) **Affidavit of Mailing.** An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the Stockholder or Stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) **Time Notices Deemed Given.** All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by facsimile, telex or telegram shall be deemed to have been given as of the sending time recorded at time of transmission.

(e) **Methods of Notice.** It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(f) **Failure to Receive Notice.** The period or limitation of time within which any Stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such Stockholder or such director to receive such notice.

(g) **Notice to Person with Whom Communication Is Unlawful.** Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h) **Notice to Person with Undeliverable Address.** Whenever notice is required to be given, under any provision of law or the Certificate of Incorporation or Bylaws of the Corporation, to any Stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at his address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the Corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph.

ARTICLE XII
AMENDMENTS

Subject to paragraph (h) of Section 10.01 of the Bylaws, or as set forth in the Certificate of Incorporation of the Corporation, the Bylaws of the Corporation may be amended or repealed, or new Bylaws of the Corporation may be adopted, by action taken by the stockholders of the Corporation adopted by the Stockholders of seventy percent (70%) of the shares entitled to vote. For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., before any amendment to or repeal of any provision of the Bylaws of the Corporation shall be effective, those changes shall be submitted to the Board of Directors of BATS Exchange, Inc. and if the same must be filed with or filed with and approved by the Securities and Exchange Commission (the "Commission") before the changes may be effective, under Section 19 of the 1934 Act and the rules promulgated under the 1934 Act by the Commission or otherwise, then the proposed changes to the Bylaws of the Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE XIII
LOANS TO OFFICERS

The Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or other assistance may reasonably be expected to benefit the Corporation. Such loan may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

ARTICLE XIV
SRO FUNCTION OF BATS EXCHANGE, INC.

Section 14.01 Non-Interference. For so long as the Corporation shall, directly or indirectly, control BATS Exchange, Inc., the directors, officers and employees of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of BATS Exchange, Inc. and to its obligations to investors and the general public and shall not take actions which would interfere with the effectuation of decisions by the Board of Directors of BATS Exchange, Inc. relating to its regulatory functions (including disciplinary matters) or which would interfere with BATS Exchange, Inc.'s ability to carry out its responsibilities under the 1934 Act. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 14.01.

Section 14.02 Confidentiality. All books and records of BATS Exchange, Inc. reflecting confidential information pertaining to the self-regulatory function of BATS Exchange, Inc. (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation and the members of the Board of Directors, officers, employees and agents of the Corporation, and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these By-Laws shall be interpreted so as to limit or impede the rights of the Commission or BATS Exchange, Inc. to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or BATS Exchange, Inc.

Section 14.03 Books and Records, etc. All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the operation or administration of BATS Exchange, Inc., the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of BATS Exchange, Inc. for the purposes of, and subject to oversight pursuant to, the 1934 Act. For so long as the Corporation shall control, directly or indirectly, BATS Exchange, Inc., the Corporation's books and records shall be subject at all times to inspection and copying by the Commission and BATS Exchange Inc., provided that such books and records are related to the operation or administration of BATS Exchange, Inc.

Section 14.04 Compliance with Securities Laws; Cooperation with the Securities and Exchange Commission. The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and BATS Exchange, Inc. pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and BATS Exchange, Inc. in respect of the Commission's oversight responsibilities regarding BATS Exchange, Inc. and the self-regulatory functions and responsibilities of BATS Exchange, Inc., and the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 14.04.

Section 14.05 Consent to Jurisdiction. The Corporation and its officers, directors, employees and agents by virtue of their acceptance of such positions, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the Commission, and BATS Exchange, Inc., for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of BATS Exchange, Inc., and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the Commission or BATS Exchange, Inc., that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of BATS Exchange, Inc.

Section 14.06 Consent to Application. The Corporation shall take reasonable steps necessary to cause its officers, directors and employees, prior to accepting a position as an officer, director or employee, as applicable, of the Corporation to consent in writing to the applicability to them of this Article XIV, as applicable, with respect to their activities related to BATS Exchange, Inc.

EXHIBIT A

Amended through April 3, 2009

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this Agreement") is made and entered into effective as of the 1st day of January, 2008, by and among BATS Holdings, Inc. (n/k/a BATS Global Markets, Inc.), a Delaware corporation (the "Company"), and all stockholders of the Company signatory hereto or who hereafter become a party to this Agreement (the "Stockholders").

WHEREAS, the current Stockholders were previously stockholders of BATS Trading, Inc., a Delaware corporation ("BATS Trading"), and together with BATS Trading were parties to an Investor Rights Agreement, dated as of August 31, 2006 (the "Original Agreement");

WHEREAS, pursuant to that certain Contribution and Exchange Agreement, dated effective as of January 1, 2008 (the "Contribution Agreement"), by and among the Company, BATS Trading, the stockholders of BATS Trading and the holders of options issued under the BATS Trading, Inc. Stock Option Plan pursuant to which the stockholders of BATS Trading contributed their shares of BATS Trading common stock to the Company in exchange for shares of common stock of the Company in a transaction under Section 351 of the Internal Revenue Code, as amended, and the holders of options under the BATS Trading, Inc. Stock Option Plan agreed to the cancellation of such options and the substitution of substantially identical options;

WHEREAS, the parties have agreed pursuant to the Contribution Agreement to terminate the Original Agreement and enter into this Agreement to govern the rights of the Stockholders with respect to the Company;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties, the parties hereto hereby agree as follows:

Section 1. General Provisions.

1.1. Definitions. As used herein, the following terms shall have the following respective meanings:

"Affiliate" of a Person means any Person that controls, is controlled by or is under common control with such other Person, including but not limited to, in the case of any Person that is an entity and not a natural person, any officer, director, stockholder or other owner (if holding equity in such entity having more than 1% of such entity's combined voting power or equity value), partner, member, trustee or holder of a similar role, provided that Lime Brokerage LLC, Mark Gorton, and John Martello shall be considered Affiliates of each other for purposes of this Agreement.

"Board" means the Board of Directors of the Company.

"Charter" means the Company's Certificate of Incorporation, as may be amended from time to time.[1]

"Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

"Common Stock" means the Company's common stock, $0.01 par value per share.

"Common Holder" means a Stockholder owning less than 5% of the outstanding Common Stock on a Fully Diluted Basis.

"Derivative Securities" shall mean any securities or rights convertible into, or exercisable or exchangeable for, Common Stock, including options and warrants.

"Encumbrance" means any charge, claim, mortgage, servitude, easement, right of way, community or other marital property interest, covenant, equitable interest, license, lease or other possessory interest, lien, option, pledge, security interest, preference, priority, right of first refusal or similar restriction.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Fully Diluted Basis" shall have the meaning ascribed thereto in Section 3(a).

"Investor" means a Stockholder owning 5% or more of the outstanding Common Stock on a Fully Diluted Basis; provided, however, that Wedbush, Inc. shall be deemed an Investor for so long as it continues to hold no less than 700,000 shares of Common Stock.

"Investor Observer" shall have the meaning ascribed thereto in Section 4.2.

"Instrument of Adherence" shall have the meaning ascribed thereto in Section 2.1.

"New Issuance" shall mean, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

"Offer Notice" shall have the meaning ascribed thereto in Section 5.1.

"Person" shall mean any individual, partnership, corporation, limited liability company, group, trust, foundation or other legal entity.

"Qualified Public Offering" shall mean an offering to the public of Common Stock at a per share price of not less than $12 (as adjusted for stock splits, reverse stock splits, stock

[1] The definition of "Charter" was amended effective as of December 4, 2008, pursuant to stockholder consents.

dividends and similar events from and after the date of this Agreement) and gross proceeds of not less than $50,000,000.

The terms "register," "registered" and "registration" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement, or, as the context may require, under the Exchange Act or applicable state securities laws.

"Registrable Securities" shall mean (i) shares of Common Stock owned or hereinafter acquired by the Stockholders, (ii) any shares of Common Stock issued or issuable upon conversion of any capital stock of the Company acquired by the Stockholders after the date hereof, and (iii) any shares of capital stock of the Company issued or issuable with respect to the securities referred to in clauses (i) or (ii) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, or other reorganization; excluding in all cases, however, any Registrable Securities sold by a Person in a registration in which the rights under Section 6 hereof are not assigned or any shares for which registration rights have terminated pursuant to Section 6.12 hereof.

"Registration Expenses" shall mean the expenses so described in Section 6.7.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

"Stock" shall mean (a) the presently issued and outstanding shares of Common Stock and any options or warrants exercisable therefor (which options and warrants shall be deemed to be that number of outstanding shares of Stock for which they are exercisable), (b) any additional shares of capital stock of the Company hereafter issued and outstanding and (c) any shares of capital stock of the Company into which such shares may be converted or for which they may be exchanged or exercised.

"Transfer" shall have meaning ascribed thereto in Section 2.1.

Section 2. Restrictions on Transfer.

2.1. Non-Complying Transfers Prohibited. No Stockholder shall sell, assign, transfer, exchange, devise, pledge, hypothecate, encumber or otherwise alienate or dispose of (each, a "Transfer") all or any Stock now owned by such Stockholder or owned by him, her or it during the term of this Agreement, or any right or interest therein, whether voluntarily or involuntarily, by operation of law, court order, foreclosure, marital property division or otherwise, except in compliance with applicable federal and state securities laws and this Agreement. In addition to any other legal or equitable remedies the Company or such other Stockholders may have, the Company and each of such other Stockholders may enforce his, her or its rights under this Agreement by action(s) for specific performance, to the extent permitted by law, or may obtain a temporary and/or permanent injunction restraining any such Transfer (no bond or other security shall be required in connection with such action). The Company may also refuse to recognize any purported transferee as a Stockholder and may continue to treat the Stockholder as a Stockholder for all purposes, including without limitation for purposes of dividend and voting rights, until all applicable provisions of this Agreement have been complied with. The remedies provided herein are cumulative and not exclusive of any other remedies provided herein or by law. Each transferee of any Stock who or which is not already a Stockholder, in addition to complying with the terms and conditions for any Transfer of Stock, shall as a condition precedent to the effectiveness of such Transfer execute and deliver an instrument of adherence hereto in a form acceptable to the Company (an "Instrument of Adherence"), thereby becoming a party hereto and a Stockholder hereunder, an Instrument of Adherence in the form of Exhibit I hereto being a form acceptable to the Company and, (x) with respect to a Transfer from an Investor, such party shall be deemed an Investor for all purposes hereunder, and (y) with respect to a Transfer from a Common Holder, such party shall be deemed a Common Holder for all purposes hereunder. All Transfers permitted or contemplated by this Agreement shall be further limited by and subject to the limitations on transfer set forth in the Charter.

2.2. Rights of First Refusal on Voluntary Transfers.

(a) Offer of Stock to the Company and the Investors. If at any time any Stockholder (the "Selling Stockholder") desires to Transfer all or any portion of his, her or its Common Stock pursuant to a bona fide offer from a third party (the "Proposed Transferee"), the Selling Stockholder shall, within five (5) business days after the Proposed Transferee has delivered such offer to the Selling Stockholder, submit a written notice to the Company and the other Stockholders which notice shall contain an offer (the "Offer") to the Company and the Investors to Transfer the Stock proposed to be Transferred (the "Offered Shares") on terms and conditions, including price, not less favorable to the Company and the Investors than those on which the Selling Stockholder proposes to Transfer such Offered Shares to the Proposed Transferee. The Offer shall disclose the identity of the Proposed Transferee, the number of Offered Shares, the total number of shares of Stock owned by the Selling Stockholder, the terms and conditions, including price, of the proposed Transfer, and any other material facts relating to the proposed Transfer. The Offer shall further state that each of the Company and the Investors may acquire, in accordance with the provisions of this Section 2.2, all or any portion of the Offered Shares, for the price, including deferred payment terms (without having to comply with any other, non-monetary terms), set forth therein; provided that the rights of the Company and the Investors to acquire the Offered Shares shall be conditioned upon the Company's and/or the Investors acquiring all of the Offered Shares, in accordance with the provisions of this Section 2.2, for the price and upon the other terms and conditions, including deferred payment, if applicable, set forth in the Offer.

(b) Right of First Refusal of the Company. If the Company (or any assignee of the Company) desires, or determines not, to acquire all or any portion of the Offered Shares, the Company (or its assignee) shall communicate in writing such determination relating to the Offered Shares to the Selling Stockholder and to the other Stockholders within twenty (20) days after the date of receipt of the Offer (the "Company Election"), which communication shall state the number of Offered Shares that the Company (or its assignee) desires to purchase, if applicable.

(c) Right of First Refusal of the Investors. If the Company (or its assignee) does not elect to purchase all or any portion of the Offered Shares, the Investors shall have the right to purchase up to that number of remaining Offered Shares. Each Investor desiring to purchase any remaining Offered Shares shall deliver written notice to the Selling Stockholder, the other Stockholders and the Company within ten (10) days of the date of receipt of the Company Election, which notice shall state the number of remaining Offered Shares such Investor desires to purchase. In the event the Investors indicated that they desire to purchase in excess of the remaining Offered Shares after the Company or its assignee has elected to acquire or declined to acquire the Offered Shares, then the amount of Offered Shares to be acquired by each Investor shall be allocated among such Investors based upon the percentage of the Common Stock held by each such Investor to the Common Stock held by all Investors who have elected to exercise their right to acquire the Offered Shares under this Section 2.2(c).

(d) Agreement to Purchase and Sell; Closing. In the event that the Company (or its assignee) and/or the Investors (together, the "Purchasers") elect to purchase, in the aggregate, all of the Offered Shares, then the written notice by the Company (or its assignee) pursuant to Section 2.2(b) and, if there are any remaining Offered Shares, by the Investors pursuant to Section 2.2(c), shall, when taken in conjunction with the Offer, each be deemed to constitute valid, legally binding and enforceable agreements for the sale by the Selling Stockholder to each of the Purchasers of the Offered Shares. Such sales shall be made at the offices of the Company not more than sixty (60) days following the date of receipt of the Offer by the Company and the other Stockholders (the "First Refusal Closing Date"), or such other date or place agreed to by the Selling Stockholder and the Purchasers. Such sales shall be effected by the Selling Stockholder's delivery to the Purchasers of stock assignment(s) duly endorsed for Transfer of ownership of, and all certificates representing, the Offered Shares, free and clear of any Encumbrances, to the Purchasers against payment to the Selling Stockholder of the purchase price therefor by the Purchasers; provided that the Purchasers shall not be required to meet any non-monetary terms of the Offer, including, without limitation, delivery of other securities in exchange for the Offered Shares, but instead, shall be required to deliver to the Selling Stockholder cash in an amount equal to the fair market value of such securities, as determined by the Board in good faith.

(e) Transfer to Proposed Transferee. Subject to Section 3, but notwithstanding anything to the contrary in this Section 2.2, if the Company and the Investors do not elect to purchase all of the Offered Shares within the time periods required by Section 2.2(b) and 2.2(c), or if the closing of any such accepted offer does not occur by the First Refusal Closing Date, the Selling Stockholder shall not be required to Transfer any Offered Shares to the Company or the Investors, the rights given under this Section 2.2 to the Company and the Investors shall be without further effect and the Selling Stockholder shall be free to Transfer the Offered Shares to the Proposed Transferee at any time within ninety (90) days after the date of receipt of the Offer by the Company and the other Stockholders; provided that any such Transfer shall be at not less than the price and upon other terms and conditions, if any, not more favorable to the Proposed Transferee than those specified in the Offer. Any Offered Shares not Transferred within such period of ninety (90) days shall thereafter again become subject to the requirements of a prior offer pursuant to this Section 2.2.

(f) Permitted Transferees. The provisions of Section 2.1, this Section 2.2 and Section 3 shall not apply to (i) Transfers by any Stockholder to any member of such Stockholder's family or to any trust for the benefit of such Stockholder or any family member of such Stockholder, which trust is revocable solely by such Stockholder; (ii) if the Stockholder is an individual, (X) Transfers by the Stockholder to his, her or its guardian or conservator; and (Y) Transfers by the Stockholder in the event of his or her death, to his or her executor(s) or administrator(s) or to trustee(s) under his or her will, or otherwise by will or the laws of descent and distribution; (iii) if the Stockholder is a corporation, partnership, or limited liability company, Transfers by such Stockholder to its Affiliates, stockholders, partners or members, or to any other Person or entity that controls, is controlled by or is under common control with (as defined in the Securities Act) such Stockholder; or (iv) the Company's repurchase of capital stock of the Company from an employee or consultant pursuant to the terms of any stock restriction agreement or stock purchase agreement between the holder of such capital stock and the Company (collectively, "Permitted Transferees"); provided that, in any such event, the Stock so Transferred in the hands of each such Permitted Transferee shall remain subject to this Agreement. Upon such execution, Permitted Transferee shall become a Stockholder, and the Company shall take all such action required to effectuate such transfer to a Permitted Transferee and such transfer shall be deemed effective regardless of whether any such action has been taken by the Company. No Transfer of Stock to a Permitted Transferee shall be effective if the purpose of such Transfer shall have been to circumvent the provisions of this Agreement. As used in this Section 2.2(f), the word "family," with respect to a Person, shall include any spouse, lineal ancestor or descendant (whether natural or adopted), brother or sister of such Person and any spouse of any such lineal ancestor or descendant, brother or sister.

Section 3. Participation in Sales.

(a) Take-Along Right. In the event that a Stockholder (the "Offeree") receives a bona fide offer from a third party or parties other than the Company, any other Stockholder, or a Permitted Transferee (the "Third-Party Buyer") to purchase Stock owned by the Offeree (the "Take-Along Shares"), for a specified price payable in cash or otherwise and on specified terms and conditions (the "Take-Along Offer"), and the Offeree proposes to sell or otherwise transfer the Take-Along Shares to the Third-Party Buyer pursuant to the Take-Along Offer, the Offeree shall not effect such sale or transfer unless, in the event the Company and the other Stockholders have not purchased all such Take-Along Shares pursuant to Section 2.2, each other Stockholder is first given the right to sell to the Third-Party Buyer, at the same price per share and on the same terms and conditions as stated in the Take-Along Offer or as otherwise agreed by the Offeree and the other Stockholders with the Third Party Buyer, up to the number of shares of Stock equal to the Take-Along Shares multiplied by a fraction, the numerator of which shall be the aggregate number of shares of Stock owned by such other Stockholder (calculated on a fully-diluted basis assuming full conversion and exercise of all Derivative Securities, the foregoing being a "Fully Diluted Basis") and the denominator of which shall be the aggregate number of shares of Stock outstanding on a Fully-Diluted Basis. Each Stockholder with a right to participate in a Take Along Offer is hereinafter referred to as a "Right Holder."

(b) Notices of Offer and Intent to Participate. If a Right Holder wishes to participate in any sale pursuant to Section 3(a), it shall notify the Offeree in writing of such intention and the number of shares of Stock it wishes to sell pursuant to this Section 3(b) within the period of ten (10) days referred to in Section 2.2(c) above. If the Offeree does not receive such notice from the Right Holder within such period, the Offeree shall be free to consummate the proposed transaction without any obligation to include such Right Holder's Stock in such transaction.

(c) Sale of Take-Along Shares. The Offeree and any Right Holder that has provided timely notice in accordance with Section 3(b) above, shall sell to the Third-Party Buyer all, or at the option of the Third-Party Buyer, any part of the Stock proposed to be sold by them at not less than the price and upon other terms and conditions, if any, not more favorable to the Third-Party Buyer than those stated in the Offer; provided, however, that any purchase of less than all of such Stock by the Third-Party Buyer shall be made from the Offeree and such Right Holders pro rata based upon the relative amount of the Stock that each of the Offeree and each Right Holder are entitled to sell pursuant to Section 3(a).

Section 4. Board of Directors.

4.1. Election of Directors. Each Stockholder shall take or cause to be taken such actions as may be required from time to time to establish and maintain:

(a) The number of persons comprising the Board shall be not more than twelve (12), unless increased by resolution of the Board;

(b) The election to the Board of:

(i) for each Investor, together with its Affiliates, owning 1,000,000 or more shares of Common Stock (after appropriate adjustment for any stock splits, reverse splits, combinations or similar transactions involving one or more classes of securities of the Company as a whole) on a Fully Diluted Basis, one (1) individual to be designated by such Investor and its Affiliates (in each case, for so long as they remain an Investor) (the "Investor Directors"); and

(ii) that number of individuals designated by the Stockholders necessary to fill any vacancies on the Board.

4.2. Removal of Directors; Filling of Vacancies; Investor Observers. Each Stockholder shall take all action necessary to remove forthwith any director when (and only when) such removal is requested for any reason, with or without cause, by the Person(s) that designated such director for election. In the case of the death, resignation or removal as herein provided of a director, each Stockholder shall vote all Stock owned by him, her or it to elect another individual designated by the same Person(s) that designated the deceased, resigning or removed director if, at the time such vacancy occurs, such Person(s) shall have the right to designate a director pursuant to Section 4.1. At any time during the term of this Agreement an Investor may, by written notice to the Company, decline to exercise its right to designate an Investor Director under Section 4.1(a). In the event an Investor declines to designate an Investor Director under Section 4.1(a), the Board seat will remain vacant until such time as such Investor determines to designate a Person to serve on the Board and the parties hereto shall vote to amend the Company's bylaws to accordingly reduce any quorum requirements for meetings of the Board. The Investor may at any time after it has given notice of a declination of its right to designate an Investor Director under Section 4.1(a), reinstate its right to designate an Investor Director by providing written notice to the Company, and upon such reinstatement of such right, the Company and the Stockholders will take all actions necessary to appoint or elect as a director the Person designated by the Investor in accordance with the provisions of Section 4.1(a). Notwithstanding anything to the contrary in this Agreement, each Investor will have the right to have one representative present during all meetings of the Board and any committee thereof (the "Investor Observer"). The Investor Observer will have the right to be present (either in person or by teleconference or video conference) and address the Board or any committee thereof at all meetings the Board or any committee thereof, and receive copies of all materials and correspondence delivered to the members of the Board or any committee thereof. For purposes of clarity, the Investor Observer is not entitled to vote at any meeting of the Board or any committee thereof as a member of the Board or such committee. Each Investor will cause each of its Investor Observers to agree to abide by and be subject to the obligations imposed upon directors of the Company pursuant to Article XIV of the Company's bylaws.

4.3. Limitation on Certain Actions by the Company. Without the prior affirmative vote of the holders of at least 70% of the then outstanding shares of Common Stock, the Company shall not:

(a) adopt or effect any plan of sale, merger, consolidation, dissolution, reorganization or recapitalization of the Company;

(b) offer to sell, offer to license, offer to pledge, offer to lease, offer to assign or offer to otherwise dispose, or sell, license, pledge, lease, assign or otherwise dispose, of all or substantially all of the assets of the Company;

(c) issue, sell, deliver or grant any right to purchase any Derivative Securities (except in accordance with Section 5.2(ii)) or any shares of capital stock, or any interest therein, of the Company, other than as contemplated by this Agreement; or

(d) amend or restate the Company's certificate of incorporation or bylaws.

4.4. Grant of Proxy. Should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable for the term of this Agreement.

4.5. Specific Enforcement. Each party hereto agrees that its obligations under this Section 4 are necessary and reasonable in order to protect the other parties to this Agreement, and each party expressly agrees and understands that monetary damages would inadequately compensate an injured party for the breach of this Section 4 by any party, that this Section 4 shall be specifically enforceable, and that, in addition to any other remedies that may be available at law, in equity or otherwise, any breach or threatened breach of this Section 4 shall be the proper subject of a temporary or permanent injunction or restraining order, without the necessity of proving actual damages. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

Section 5. Percentage Maintenance.

5.1. Notice of New Issuance. Subject to the terms and conditions of this Section 5 and applicable securities laws, if, at any time after the date hereof, the Company proposes to offer or sell or offers or sells any New Issuances, the Company shall first offer such New Issuances to each Stockholder; provided, however, such Stockholder shall have no right to purchase any such New Issuances if such Stockholder cannot demonstrate to the Company's reasonable satisfaction that such Stockholder is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. Each Stockholder shall be entitled to apportion the right of first offer hereby granted to it among itself and its Affiliates in such proportions as it deems appropriate.

(a) The Company shall give notice (the "Offer Notice") to each Stockholder, stating (i) its bona fide intention to offer such New Issuances, (ii) the number of such New Issuances to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Issuances.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Stockholder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Issuances which equals the proportion that the Common Stock issued and held by such Stockholder bears to the total Common Stock of the Company then outstanding (on a Fully Diluted Basis). At the expiration of such twenty (20) day period, the Company shall promptly notify each Stockholder that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Stockholder") of any other Stockholder's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Stockholder may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Issuances for which Stockholder was entitled to subscribe but that were not subscribed for by the Stockholder which is equal to the proportion that the Common Stock issued and held by such Fully Exercising Stockholder bears to the Common Stock issued and held, by all Fully Exercising Stockholder who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 5.1(b) shall occur within sixty (60) days of the date that the Offer Notice is given.

(c) If all New Issuances referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 5.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 5.1(b), offer and sell the remaining unsubscribed portion of such New Issuances to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Issuances within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Issuances shall not be offered unless first reoffered to the Stockholders in accordance with this Section 5.1.

5.2. Exempt Issuances. The right of first offer in this Section 5 shall not be applicable to (i) as a dividend or distribution payable pro rata to all holders of Common Stock; (ii) pursuant to the grant or exercise of options to purchase up to an aggregate of 500,000 shares of Common Stock (subject to ratable adjustment in the event of any stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event affecting such shares) issued or issuable to employees, directors or consultants of the Corporation or any subsidiary thereof pursuant to the Option Plans (as hereinafter defined); (iii) in connection with any acquisition (by merger or otherwise) by the Company or any subsidiary of the Company of all or substantially all of the assets or equity interests of any other entity; provided that, the issuance of such securities does not exceed one percent (1%) of the then total number of shares of Common Stock Deemed Outstanding (as such term is defined in the Charter); (iv) in connection with joint ventures, strategic alliances, corporate partnerings, equipment lease financings or bank credit arrangements entered into for non-equity financing purposes provided that, the issuance of such securities does not exceed one percent (1%) of the then total number of shares of Common Stock Deemed Outstanding; or (v) pursuant to a Qualified Public Offering covering the offer and sale of Common Stock.

5.3. Rights of New Purchasers. Any purchaser in a New Issuance who is not currently a Stockholder shall be required, as a condition to the purchase, to execute an Instrument of Adherence. Upon such execution of an Instrument of Adherence, such purchaser shall become a Stockholder. In the event that any Stockholder, whether through participation in a New Issuance or a transfer of previously issued Stock, becomes the owner of more than 5% of the issued and outstanding Stock (on a Fully Diluted Basis), then such Stockholder shall be deemed to be, and to have all the rights and obligations hereunder of, an "Investor" for purposes of this Agreement (provided, however, that any Stockholder which, when together with its Affiliates, owns more than 5% of the Issued and outstanding Stock (on a Fully Diluted Basis) shall, together as a group, be considered an "Investor"), and the parties hereto agree to take all commercially reasonable action as is necessary to amend this agreement to provide such rights to such Stockholder.

Section 6. Registration Rights.

6.1. Restrictive Legend.[2] Each certificate representing Stock shall, except as otherwise provided in this Section 6, be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state securities laws):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED,

[2] Section 6.1 was amended effective as of December 4, 2008, pursuant to stockholder consents to address a name change effected by the Company.

PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY OTHER APPLICABLE SECURITIES LAWS, UNLESS THE HOLDER SHALL HAVE OBTAINED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

THE SALE, TRANSFER, ASSIGNMENT, PLEDGE OR ENCUMBRANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF AN INVESTOR RIGHTS AGREEMENT, AS AMENDED, AMONG BATS GLOBAL MARKETS, INC. AND CERTAIN HOLDERS OF THE OUTSTANDING CAPITAL STOCK OF SUCH COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF SUCH COMPANY.

Upon request of a holder of such a certificate, the Company shall remove the foregoing legend from the certificate or issue to such holder a new certificate therefor free of any transfer legend, if there is an effective registration statement covering the securities represented by such certificate or, with such request, the Company shall have received either the opinion referred to in Section 6.2(i) below or the "no-action" letter referred to in Section 6.2(ii) below.

6.2. Notice of Proposed Transfer. Prior to any proposed sale, pledge, hypothecation or other transfer of any Registrable Securities (other than under the circumstances described in Section 6.3 or 6.4 or to an Affiliate), the holder thereof shall give written notice to the Company of its intention to effect such sale, pledge, hypothecation or other transfer. Each such notice shall describe the manner of the proposed sale, pledge, hypothecation or other transfer and, if requested by the Company, shall be accompanied by either (i) an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed sale, pledge, hypothecation or other transfer may be effected without registration under the Securities Act, or (ii) a "no action" letter from the Commission to the effect that the distribution of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the holder of such stock shall be entitled to transfer such stock in accordance with the terms of its notice; provided, however, that no such opinion of counsel shall be required for a distribution to one or more partners (in the case of a transferor that is a partnership), stockholders (in the case of a transferor that is a corporation) or members (in the case of a transferor that is a limited liability company) of the transferor, in each case in respect of the beneficial interest of such partner, stockholder or member. Each certificate for Registrable Securities transferred as above provided shall bear the appropriate restrictive legend set forth in Section 6.1, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act) or (ii) the opinion of counsel or "no-action" letter referred to above is to the further effect that the transferee and any subsequent transferee (other than an Affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act. Notwithstanding any other provision hereof, the restrictions provided for in this Section 6.2 shall not apply to securities which are not required to bear the legend prescribed by Section 6.1 in accordance with the provisions of that Section.

6.3. Required Registration.

(a) At any time after the date that is six (6) months after the closing of the Company's first underwritten public offering of its Common Stock under the Securities Act ("IPO"), any Investor may request that the Company register for sale under the Securities Act all or any portion of the shares of Registrable Securities held by such requesting holder or holders for sale in the manner specified in such notice; provided, however, that the anticipated gross proceeds of any offering and registration pursuant to this Section 6.3 shall be at least $10,000,000.

(b) Following receipt of any notice under this Section 6.3, the Company shall immediately notify all holders of Registrable Securities from whom notice has not been received and such holders shall then be entitled within thirty (30) days after receipt of such notice from the Company to request the Company to include in the requested registration all or any portion of their shares of Registrable Securities. The Company shall use its best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in the notice from requesting holders described in paragraph (a) above, the number of shares of Registrable Securities specified in such notice (and in all notices received by the Company from other holders within thirty (30) days after the receipt of such notice by such holders). The Company shall be obligated to register the Registrable Securities pursuant to this Section 6.3 on two (2) occasions only, and not more than once in any consecutive twelve (12) month period. Notwithstanding anything to the contrary contained herein, the Company shall not be required to effect a registration pursuant to this Section 6.3 during the period commencing sixty (60) days prior to the estimated filing date of, and ending on the date which is one hundred twenty (120) days after the effective date of a registration statement filed by the Company covering an underwritten public offering of the Common Stock under the Securities Act; provided that, the Company is actively employing in good faith reasonable efforts to cause such registration statement to become effective and such estimate of the filing date is made in good faith.

(c) If the holder intends to distribute the Registrable Securities covered by its request by means of an underwriting, it shall so advise the Company as a part of their request made pursuant to this Section 6.3 and the Company shall include such information in the written notice referred to in paragraph (b) above. The right of any holder to registration pursuant to this Section 6.3 shall be conditioned upon such holder's agreeing to participate in such underwriting and to permit inclusion of such holder's Registrable Securities in the underwriting. If such method of disposition is an underwritten public offering, the holder shall designate the managing underwriter of such offering, which underwriter shall be reasonably acceptable to the Company. A holder may elect to include in such underwriting all or a part of the Registrable Securities it holds, subject to the limitations required by the managing underwriter as provided for in Section 6.3(d) below.

(d) Without the prior written consent of the Investors, the Company will not include in any registration under this Section 6.3 any securities other than (a) Registrable

Securities, (b) shares of stock pursuant to Section 6.4 hereof, and (c) securities to be registered for offering and sale on behalf of the Company. If the managing underwriter(s) advise the Company in writing that in their opinion the number of shares of Registrable Securities and, if permitted hereunder, other securities in such offering, exceeds the number of shares of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the Investor, the Company will include in such registration, prior to the inclusion of any securities which are not shares of Registrable Securities, the number of shares of Registrable Securities requested to be included that in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering, subject to the following order of priority: (A) first, the securities requested to be included therein by the Investors, pro rata among the Investors on the basis of the number of shares of stock requested to be included in such registration; and (B) second, any other securities requested to be included in such registration by other Stockholders of the Company, pro rata among such stockholders on the basis of the number of shares of Stock requested to be included in such registration; and (C) third, the securities to be registered on behalf of the Company.

6.4. Incidental Registration. If the Company at any time (other than with respect to its IPO) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or any successor to such forms or another form not available for registering the Registrable Securities for sale to the public), each such time it will promptly give written notice to all holders of the Registrable Securities of its intention to do so after the initial filing but before effectiveness of the registration statement relating thereto. Upon the written request of any such holder, received by the Company within ten (10) days after the giving of any such notice by the Company, to register any or all of its Registrable Securities, the Company will use its best efforts to cause the Registrable Securities as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent required to permit the sale or other disposition by the holder (in accordance with its written request) of such Registrable Securities so registered. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the holders of Registrable Securities as a part of the written notice given pursuant to this Section 6.4. In such event the right of any holder of Registrable Securities to registration pursuant to this Section 6.4 shall be conditioned upon such holder's participation in such underwriting to the extent provided herein. All holders of Registrable Securities proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for underwriting by the Company. Notwithstanding any other provision of this Section 6.4, if the underwriter determines that marketing factors require a limitation on the number of shares to be underwritten, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in by the Investors, allocated pro rata among the Investors based on the number of shares owned by each such Investor, (iii) the Registrable Securities requested to be included in such registration by all other holders of Registrable Securities, allocated pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by such holder, and (iv) fourth, other securities requested to be included in such registration. Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 6.4 without thereby incurring any liability to the holders of Registrable Securities. If any holder of Registrable Securities disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the underwriter. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

6.5. Registration on Form S-3.

(a) If at any time (i) the holders of the Registrable Securities constituting at least twenty percent (20%) of the total Registrable Securities then outstanding request that the Company file a registration statement on Form S-3 or any successor form thereto for a public offering of all or any portion of the shares of Registrable Securities held by such requesting holder or holders, the reasonably anticipated aggregate price to the public of which would exceed $5,000,000 and (ii) the Company is a registrant entitled to use Form S-3 or any successor form thereto to register such shares, then the Company shall use its best efforts to register the offer and resale of the number of shares of Registrable Securities specified in such notice under the Securities Act on Form S-3 or any successor form thereto, for public sale in accordance with the method of disposition specified in such notice. Whenever the Company is required by this Section 6.5 to use its best efforts to effect the registration of Registrable Securities, each of the applicable procedures and requirements of Sections 6.3 and 6.4, including, but not limited to, the requirement that the Company notify all holders of Registrable Securities from whom notice has not been received and provide them with the opportunity to participate in the offering (provided, however, that holders shall have no more than fifteen (15) days to reply to the Company's notice in order to participate in the offering), shall apply to such registration.

(b) The Company shall use its best efforts to qualify for registration on Form S-3 or any successor form or forms and to that end the Company shall register (whether or not required by law to do so) the Common Stock under the Exchange Act in accordance with the provisions of that Act following the effective date of the first registration of any securities of the Company on Form S-1 or any comparable or successor form.

6.6. Registration Procedures. If and whenever the Company is required by the provisions of Section 6.3, 6.4 or 6.5 to use its best efforts to effect the registration of any Registrable Securities under the Securities Act, the Company will, as expeditiously as possible:

(a) Prepare and file with the Commission a registration statement with respect to such securities including executing an undertaking to file post-effective amendments and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby;

(b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified herein and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

(c) Furnish to each seller of Registrable Securities and to each underwriter such number of copies of the registration statement and each such amendment and supplement thereto (in each case including all exhibits) and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such registration statement;

(d) Use its commercially reasonable best efforts to register or qualify the Registrable Securities covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Registrable Securities or, in the case of an underwritten public offering, the managing underwriter reasonably shall request; provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction, unless the Company is already subject to service in such jurisdiction;

(e) Use its commercially reasonable best efforts to list the Registrable Securities covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

(f) Immediately notify each seller of Registrable Securities and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and promptly prepare and furnish to such seller a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and all holders hereby agree that they shall not use any such prospectus or registration statement once so notified;

(g) If the offering is underwritten and at the request of any seller of Registrable Securities, use its commercially reasonable best efforts to furnish on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such registration (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters to such effect as reasonably may be requested by counsel for the underwriters, and delivers copies of such opinion to the sellers of Registrable Securities and (ii) a letter dated such date from the independent public accountants retained by the Company addressed to the underwriters stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five (5) business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request;

(h) Upon reasonable notice and at reasonable times during normal business hours, provide each seller of Registrable Securities, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, reasonable access to all financial and other records, pertinent corporate documents and properties of the Company, as such parties may reasonably request, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(i) Cooperate with the selling holders of Registrable Securities and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, such certificates to be in such denominations and registered in such names as such holders or the managing underwriter may request at least two business days prior to any sale of Registrable Securities;

(j) Permit any holder of Registrable Securities which holder, in the sole and exclusive judgment, exercised in good faith, of such holder, might be deemed to be a controlling person of the Company, to participate in good faith in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included; and

(k) Cooperate with the holders requesting registration pursuant to this Section 6, the underwriters participating in the offering and their counsel in any due diligence investigation reasonably requested by the holders or the underwriters in connection therewith, and participate, to the extent reasonably requested by the managing underwriter for the offering or the holders, in efforts to sell the Registrable Securities under the offering (including without limitation, participating in "roadshow" meetings with prospective investors) that would be customary for underwritten primary offerings of a comparable amount of equity securities by the Company.

In connection with each registration pursuant to this Section 6, the holders of Registrable Securities will timely furnish to the Company in writing such information requested by the Company with respect to themselves and the proposed distribution by them as shall be deemed necessary in order to assure compliance with federal and applicable state securities laws and such Sellers shall provide the Company with appropriate representations with respect to the accuracy of such information and shall, in connection with any underwritten offering, become party to an underwriting agreement in connection therewith in form and substance reasonably acceptable to the underwriters and the Company.

6.7. <u>Expenses</u>.

(a) All expenses incurred by the Company in complying with Sections 6.3, 6.4 and 6.5, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, reasonable fees and disbursements of counsel to Sellers of Registrable Securities and fees of transfer agents and registrars, costs of any insurance which might be obtained by the Company with respect to the offering by the Company, excluding any Selling Expenses, are called "Registration Expenses." All underwriting discounts and selling commissions applicable to the sale of Registrable Securities are called "Selling Expenses."

(b) The Company will pay all Registration Expenses in connection with each registration statement under Section 6.3, 6.4 or 6.5. All Selling Expenses in connection with each registration statement under Section 6.3, 6.4 or 6.5 shall be borne by the participating sellers in proportion to the number of shares registered by each, or by such participating sellers other than the Company (except to the extent the Company shall be a seller) as they may agree.

6.8. Indemnification and Contribution.

(a) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to Section 6.3, 6.4 or 6.5, the Company will indemnify, defend and hold harmless each holder of Registrable Securities, its officers, directors, members and partners, each underwriter of such Registrable Securities thereunder and each other person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such holder, officer, director, member, partner, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any prospectus, offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to Section 6.3, 6.4 or 6.5, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof) or (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a "Blue Sky Application") and will reimburse each such seller, and such officer, director, member and partner, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with written information furnished by any such holder, any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus.

(b) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to Section 6.3, 6.4 or 6.5, each seller of such Registrable

Securities thereunder, severally and not jointly, will indemnify, defend and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each other seller of Registrable Securities, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, other seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any prospectus offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to Section 6.3, 6.4 or 6.5, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof), or any Blue Sky Application or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, other seller, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus. The liability of each seller hereunder shall be limited to the net proceeds received by such seller from the sale of such Registrable Securities. Not in limitation of the foregoing, it is understood and agreed that the indemnification obligations of any seller hereunder pursuant to any underwriting agreement entered into in connection herewith shall be limited to the obligations contained in this subparagraph (b).

(c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 6.8 and shall only relieve it from any liability which it may have to such indemnified party under this Section 6.8 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 6.8 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded, based on a written opinion of counsel, that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or that the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select one separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred. No indemnifying party, in the defense of any such claim or action, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or action; provided that no such consent shall be required for any settlement which provides a full release for such indemnified party and solely for the payment of money. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Registrable Securities exercising rights under this Agreement, or any controlling person of any such holder, makes a claim for indemnification pursuant to this Section 6.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 6.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling holder or any such controlling person in circumstances for which indemnification is provided under this Section 6.8; then, and in each such case, the Company and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that, in any such case, (A) no such holder of Registrable Securities will be required to contribute any amount in excess of the net proceeds received from the sale of all such Registrable Securities offered by it pursuant to such registration statement and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e) The indemnities and obligations provided in this Section 6.8 shall survive the transfer of any Registrable Securities by such holder.

6.9. Changes in Common Stock or Preferred Shares. If, and as often as, there is any change in the Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock as so changed.

6.10. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, except as provided in paragraph (c) below, at all times after ninety (90) days after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, the Company agrees to:

(a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act (or any successor rule);

(b) Use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c) Furnish to each holder of Registrable Securities forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 (or any successor rule) and, at any time after it has become subject to such reporting requirements, of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Registrable Securities without registration.

6.11. "Market Stand-Off" Agreement. Each Stockholder agrees, if requested by the Company and an underwriter of Common Stock (or other securities) of the Company, (i) not to lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such holder or are thereafter acquired), or (ii) not to enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, whether in privately negotiated or open market transactions, during the one hundred eighty (180) day period following the effective date of a registration statement of the Company filed under the Securities Act, provided that:

(a) Such agreement only applies to the Company's first underwritten public offering of its Common Stock under the Securities Act; and

(b) Only so long as all holders of Registrable Securities, all officers and directors of the Company, all persons including shares in such offering and all holders of one percent (1%) or more of the outstanding shares of all classes of capital stock of the Company are bound by similar agreements.

The Company may impose stop-transfer instructions with respect to the shares (or securities) subject to the foregoing restriction until the end of said one hundred eighty (180) day period.

6.12. Miscellaneous.

(a) The rights granted to the Investors under this Section 6 with respect to Registrable Securities may be transferred to any Permitted Transferee of any Investor; provided that (i) such transferee agrees in writing to be bound by the provisions of this Agreement and (ii) at the time of transfer the Company is given written notice of the name and address of the transferee and the number and type of Shares being transferred.

(b) The rights granted to the Investors under this Section 6 shall terminate on the earlier of: (i) the fourth anniversary of a Qualified Public Offering; or (ii) the date when all Registrable Securities may be resold pursuant to Rule 144(k).

(c) The Company shall not grant any other registration rights without the consent of the Investors.

Section 7. Covenants of the Company.

7.1. Financial Reports and Litigation Information.

(a) Financial Reports. The Company will maintain proper books of account and records in accordance with generally accepted accounting principles applied on a consistent basis. The Company will deliver the following to the Investors:

(i) Within forty five (45) days after the end of each month in each fiscal year (other than the last month in each fiscal year), a consolidated balance sheet of the Company and the statements of income and cash flows unaudited but prepared in accordance with generally accepted accounting principles, such balance sheet to be as of the end of such month and such statements of income and cash flows to be for such month and for the period from beginning of the fiscal year to the end of such month; provided that quarterly financial statements may be substituted for monthly financial statements if the Board unanimously consents to such substitution;

(ii) Within one hundred thirty-five (135) days after the end of each fiscal year of the Company, a balance sheet of the Company as of the end of such fiscal year and the related consolidated statements of income and cash flows for the fiscal year then ended, prepared in accordance with generally accepted accounting principles and reviewed by a firm of independent public accountants of recognized national or regional standing selected by the Board; and

(iii) On or before the first day of each fiscal year, the Company shall furnish to each Investor an annual budget (including projected monthly consolidated and consolidating income statements, balance sheets and statements of cash flow) for such fiscal year.

(b) Termination of Provisions. The obligations of the Company under this Section 7.1 shall terminate at such time as the Common Stock is registered under Section 12 of the Exchange Act.

7.2. Option Plans.[3] The Company has reserved an aggregate of 2,195,417 shares of Common Stock for issuance to directors, employees and consultants of the Company pursuant to the Company's Amended and Restated 2008 Stock Option Plan, 2009 Stock Option Plan, and any predecessor plans (collectively, the "Option Plans"). All options to be granted under the Option Plans after the date of this Agreement shall be subject to vesting over a four (4) year period, 25% upon the first anniversary of the option grant, with the remaining 75% vesting monthly thereafter equally over the following thirty-six (36) months, unless otherwise approved by the Board. In addition to the Option Plans, the Company has entered into that certain Substitute 2008 Stock Option and Award Agreement, dated effective as of January 1, 2008, with David Cummings pursuant to which the Company has issued options to David Cummings to purchase 81,250 shares of Common Stock upon the other terms and conditions set forth in such agreement.

7.3. D&O Insurance. The Company shall use its commercially reasonable efforts to maintain directors and officers liability insurance in an amount acceptable to the Board.

7.4. Indemnification. The Company shall at all times provide for indemnification of the members of the Board to the full extent permitted by law.

7.5. Termination of Covenants. The covenants set forth in this Section 7 shall be of no further force or effect upon the closing of the Qualified Public Offering.

Section 8. Representations and Warranties.

8.1. Representations and Warranties of Corporate Stockholders. Each Stockholder that is a corporation hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Organization and Authority. Such Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. Such Stockholder has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) Corporate Action. Such Stockholder has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

---

[3] Section 7.2 was amended effective as of April 8, 2008, pursuant to Board and Stockholder consents approving an increase in the shares of Common Stock that may be issued pursuant to stock awards under the 2008 Option Plan. Section 7.2 was further amended as of April 3, 2009, pursuant to Board approval and Stockholder consents approving an additional increase in the shares of Common Stock that may be issued pursuant to stock awards and reference to the newly adopted 2009 Option Plan.

(c) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of the certificate of incorporation or by-laws of such Stockholder or any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of its assets is bound.

(d) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy.

8.2. Representations and Warranties of Individual Stockholders. Each Stockholder who is an individual hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of his or her assets is bound.

(b) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principals of equity and public policy.

8.3. Representations and Warranties of Other Stockholders. Each Stockholder that is a trust, partnership, foundation, limited liability company or similar entity hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of his assets is bound.

(b) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principals of equity and public policy.

(c) Authority. The partner, member or manager of such Stockholder executing this Agreement has the power and authority to enter into this Agreement and such partner and Stockholder each have the power and authority to consummate the transactions on behalf of such Stockholder contemplated hereby.

8.4. Representations and Warranties of the Company. The Company hereby represents and warrants to each Stockholder as follows:

(a) Organization and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. The Company has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) Corporate Action. The Company has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

(c) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of the certificate of incorporation or by-laws of the Company or any contract, commitment, indenture, lease or other agreement to which the Company is a party or by which it or any of its assets is bound.

(d) Binding Obligation. This Agreement has been duly and validly executed and delivered by the Company, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy.

Section 9. Additional Shares of Stock; Etc. In the event additional shares of Stock are issued by the Company to a Stockholder at any time during the term of this Agreement, either directly or upon the exercise or exchange of securities of the Company exercisable for or exchangeable into shares of Stock, the Company shall cause, and the Stockholders agree that, such additional shares of Stock, as a condition to such issuance, to become subject to the terms and provisions of this Agreement.

Section 10. Duration of Agreement; Compliance. The rights and obligations of each Stockholder under this Agreement shall terminate as to such Stockholder, to the extent not terminated earlier pursuant to another provision of this Agreement, upon the earlier to occur of (a) the tenth anniversary of the date hereof and (b) a Qualified Public Offering. Provided, however, that, notwithstanding the foregoing, the provisions of Section 6 shall survive and shall terminate in accordance with Section 6.13(b).

Section 11. Severability; Governing Law. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws.

Section 12. Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns, transferees, legal representatives and heirs.

Section 13. Notices.[4] All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or by telecopy or sent by nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below with respect to the Company or at such other address as may hereafter be designated in writing by such party to the other parties:

if to the Company, to:

BATS Global Markets, Inc.
8050 Marshall Dr., Suite 120
Lenexa, KS 66214
Telecopy: 913-815-7119
Attention: Joseph Ratterman

with a copy to:

Foley & Lardner LLP
321 North Clark Street, 28th Floor
Chicago, IL 60654
Telecopy: 312-832-4700
Attention: J. Craig Long, Esq.

if to any Stockholder, at such Stockholder's address set forth on the books and records of the Company.

All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy, on the date of such delivery, (b) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on the third business day after the posting thereof.

[4] Section 13 was amended effective as of December 4, 2008, pursuant to stockholder consents to address a name change effected by the Company as well as address changes.

Section 14. Modifications and Amendments. This Agreement may not be amended, modified or discharged orally, nor may any waivers or consents be given orally hereunder, and every such amendment, modification, waiver and consent shall be in writing and, except as otherwise provided in this Agreement, shall be signed by the Person against which enforcement thereof is sought. This Agreement may be amended or any waiver of any term or condition hereof consented to with the written consent of the Company and holders of at least a majority of the outstanding shares of Registrable Securities; provided, however, that, (i) this Section 14 and Section 4.1(b)(ii) may only be amended with the written consent of the Company and holders of at least a majority of the outstanding shares of Common Stock, (ii) this Section 14 and Sections 2 through and including 7 may only be amended with the written consent of the Company and Investors holding a majority of aggregate number of shares of Stock owned by all the Investors, and (iii) any amendment to any provision of this Agreement that materially adversely affects the rights of any Investor shall not be effective against such Investor unless and until consented to in writing by such Investor. Any amendment, termination or waiver effected in accordance with this Section 14 shall be binding on all parties hereto, regardless of whether such party has consented thereto.

Section 15. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

Section 16. Jurisdiction and Service of Process. Any legal dispute with respect to this Agreement shall be brought in the federal or state courts located in Wilmington, Delaware. By execution and delivery of this Agreement, each of the parties hereto accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts and acknowledges and agrees that venue therein is proper and not inconvenient. Each of the parties hereto irrevocably consents to the service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by certified mail, postage prepaid, to the party at its address provided pursuant to determined in accordance with Section 13 hereof.

Section 17. Enforcement. Each of the parties hereto acknowledges and agrees that the rights acquired by each party hereunder are unique and that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the other parties were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedy to which the parties hereto are entitled at law or in equity or pursuant hereto, each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other party and to enforce specifically the terms and provisions hereof in any federal or state court to which the parties have agreed hereunder to submit to jurisdiction.

Section 18. No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing among the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

Section 19. Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Agreement shall survive (i) the execution and delivery hereof, and (ii) any investigations made by or on behalf of the parties, and shall remain in full force and effect following the execution and delivery of this Agreement. No claim shall be made by a party for any alleged misrepresentation or breach of warranty by any other party unless notice for such claim shall have been given to such other party in accordance with the notice provision hereof prior to the expiration of the survival period specified above with respect to such representation or warranty. All covenants of any party hereto shall survive the execution and delivery hereof for the period of time specified within such covenant, and if no period of time is therein specified, until this Agreement is terminated in accordance herewith.

Section 20. Nouns and Pronouns. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

Section 21. Entire Agreement. This Agreement and the other writings referred to herein or delivered pursuant hereto contain the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings with respect thereto.

Section 22. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT I

FORM OF

INSTRUMENT OF ADHERENCE

The undersigned, ____________________, in order to become the owner or holder of ________ shares of the capital stock of BATS Global Markets, Inc., a Delaware corporation (the "Company"), hereby agrees to become a party to that certain Investor Rights Agreement dated as _____________ __, 2008, as amended, (the "Agreement") among the Company and the other parties thereto, and to be bound by all provisions thereof. The undersigned agrees to become a Stockholder (as defined in the Agreement) under the terms of the Agreement. The shares of capital stock shall be deemed Stock (as defined in the Agreement) and the undersigned shall be deemed a Stockholder for all purposes thereunder. This Instrument of Adherence shall take effect and shall become a part of said Agreement immediately upon execution by the undersigned hereto and acceptance thereof by the Company.

Executed as a contract under seal as of the date set forth below:

[SIGNATURE BLOCKS FOR BATS GLOBAL MARKETS AND STOCKHOLDER]

DRAFT

AMENDED AND RESTATED

BYLAWS OF

BATS GLOBAL MARKETS, INC.

Amended through ______, 2009

DRAFT

TABLE OF CONTENTS

PAGE

TABLE OF CONTENTS
(CONTINUED)

PAGE

AMENDED AND RESTATED
BYLAWS OF
BATS GLOBAL MARKETS, INC.

ARTICLE I
OFFICES

The initial registered office of the Corporation in the State of Delaware shall be located at 1209 Orange Street in the City of Wilmington, County of New Castle, State of Delaware. The initial registered agent at such address shall be The Corporation Trust Company. The Corporation may have such other office or offices, either within of without the State of Delaware, as the Board of Directors may from time to time designate or as the purposes of the Corporation may require from time to time.

ARTICLE II
STOCKHOLDERS MEETINGS

Section 2.01 Place of Meetings. Meetings of the Stockholders of the Corporation shall be held at such place, either within or without the State of Delaware, as may be designated from time to time by the Board of Directors.

Section 2.02 Annual Meeting.

(a) The annual meeting of the Stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on the third Tuesday of January of each year or at such other time as may be designated from time to time by the Board of Directors.

(b) At an annual meeting of the Stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (A) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (C) otherwise properly brought before the meeting by a Stockholder. For business to be properly brought before an annual meeting by a Stockholder, the Stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a Stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not later than the close of business on the sixtieth (60th) day nor earlier than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the date of the annual meeting has been changed by more than thirty (30) days from the date contemplated at the time of the previous year's proxy statement, notice by the Stockholder to be timely must be so received not earlier than the close of business on the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of the sixtieth (60th) day prior to such annual meeting or, in the event public announcement of the date of such annual meeting is first made by the Corporation fewer than seventy (70) days prior to the date of such annual meeting, the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. A Stockholder's notice to the Secretary shall set forth as to each matter the Stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address, as they appear on the Corporation's books, of the Stockholder proposing such business, (iii) the class and number of shares of the Corporation which are beneficially owned by the Stockholder, (iv) any material interest of the Stockholder in such business and (v) any other information that is required to be provided by the Stockholder pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "1934 Act"), in his capacity as a proponent to a Stockholder proposal. Notwithstanding the foregoing, in order to include information with respect to a Stockholder proposal in the proxy statement and form of proxy for a Stockholder's meeting, Stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this paragraph (b). The chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this paragraph (b), and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

(c) Only persons who are nominated in accordance with the procedures set forth in this Section 2.02(c) shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of Stockholders by or at the direction of the Board of Directors or by any Stockholder of the Corporation entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this paragraph (c) and Section 4.1 of that certain Investor Rights Agreement (the "Investor Agreement"), dated January 1, 2008, as may be amended from time to time, for so long as such Investor Agreement is in effect (capitalized terms in the Investor Agreement shall have the meanings assigned to them in such Investor Agreement, a copy of which is attached to these Bylaws as Exhibit A). Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation in accordance with the provisions of paragraph (b) of this Section 2.02. Such Stockholder's notice shall set forth (i) as to each person, if any, whom the Stockholder proposes to nominate for election or re-election as a director: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the Corporation which are beneficially owned by such person, (D) a description of all arrangements or understandings between the Stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nominations are to be made by the Stockholder, and (E) any other information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the 1934 Act (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serving as a director if elected); and (ii) as to such Stockholder giving notice, the information required to be provided pursuant to paragraph (b) of this Section 2.02. At the request of the Board of Directors, any person nominated by a Stockholder for election as a director shall furnish to the Secretary of the Corporation that information required to be set forth in the Stockholder's notice of nomination which pertains to the nominee. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this paragraph (c). The chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting, and the defective nomination shall be disregarded.

Section 2.03 Special Meetings.

(a) Special meetings of the Stockholders of the Corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption) or (iv) by the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors, shall fix.

(b) If a special meeting is called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered mail or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the Corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the Stockholders entitled to vote, in accordance with the provisions of Section 2.04 of these Bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice. Nothing contained in this Section 2.03(b) shall be construed as limiting, fixing, or affecting the time when a meeting of Stockholders called by action of the Board of Directors may be held.

Section 2.04 Notice of Meetings. Except as otherwise provided by law or the Certificate of Incorporation, written notice of each meeting of Stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each Stockholder entitled to vote at such meeting, such notice to specify the place, date and hour and purpose or purposes of the meeting. Notice of the time, place and purpose of any meeting of Stockholders may be waived in writing, signed by the person entitled to notice thereof, either before or after such meeting, and will be waived by any Stockholder by his attendance thereat in person or by proxy, except when the Stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any Stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 2.05 Quorum. At all meetings of Stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of Stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The Stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough Stockholders to leave less than a quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, all action taken by the holders of a majority of the vote cast, excluding abstentions, at any meeting at which a quorum is present shall be valid and binding upon the Corporation; provided, however, that directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of the votes cast, excluding abstentions, by the holders of shares of such class or classes or series shall be the act of such class or classes or series.

Section 2.06 Adjournment and Notice of Adjourned Meetings. Any meeting of Stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares casting votes, excluding abstentions. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Stockholder of record entitled to vote at the meeting.

Section 2.07 Voting Rights. For the purpose of determining those Stockholders entitled to vote at any meeting of the Stockholders, except as otherwise provided by law or the Certificate of Incorporation, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 6.04 of these Bylaws, shall be entitled to vote at any meeting of Stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a Stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 2.08 Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, his act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the General Corporation Law of Delaware, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even split for the purpose of subsection (c) shall be a majority or even split in interest.

Section 2.09 List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of Stockholders, a complete list of the Stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each Stockholder and the number of shares registered in the name of each Stockholder. Such list shall be open to the examination of any Stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not specified, at the place where the meeting is to be held. The list shall be produced and kept at the time and place of meeting during the whole time thereof and may be inspected by any Stockholder who is present.

Section 2.10 Action Without Meeting.

(a) Unless otherwise provided in the Certificate of Incorporation, any action required by statute to be taken at any annual or special meeting of the Stockholders, or any action which may be taken at any annual or special meeting of the Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent shall bear the date of signature of each Stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the Corporation in the manner herein required, written consents signed by a sufficient number of Stockholders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those Stockholders who have not consented in writing. If the action which is consented to is such as would have required the filing of a certificate under any section of the General Corporation Law of the State of Delaware if such action had been voted on by Stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of Stockholders, that written notice and written consent have been given as provided in Section 228 of the General Corporation Law of Delaware.Notwithstanding the foregoing, no such action by written consent may be taken following the closing of the initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (the "1933 Act"), covering the offer and sale of Common Stock of the Corporation (the "Initial Public Offering").

Section 2.11 Organization.

(a) At every meeting of Stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President and Chief Executive Officer, or, if the President and Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the Stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his absence, an Assistant Secretary directed to do so by the President and Chief Executive Officer, shall act as secretary of the meeting.

(b) The Board of Directors of the Corporation shall be entitled to make such rules or regulations for the conduct of meetings of Stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to Stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of Stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE III
DIRECTORS

Section 3.01 Number and Term of Office. The Board of Directors of the Corporation shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors unless otherwise provided in the Certificate of Incorporation. Directors need not be Stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the Stockholders called for that purpose in the manner provided in these Bylaws. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) may be a director of the Corporation.

Section 3.02 Powers. The powers of the Corporation shall be exercised, its business conducted and its property controlled by the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation. The Board of Directors shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 3.03 Vacancies. Unless otherwise provided in the Certificate of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by Stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 3.04 Resignation. Any director may resign at any time by delivering his written resignation to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have the power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 3.05 Removal. Subject to the rights of the holders of any series of Common Stock, the Board of Directors or any individual director may be removed from office at any time (i) with cause by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then-outstanding shares of voting stock of the Corporation, entitled to vote at an election of directors (the "Voting Stock") or (ii) without cause by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all the then-outstanding shares of the Voting Stock.

Section 3.06 Meetings.

(a) **Annual Meetings.** The annual meeting of the Board of Directors shall be held immediately before or after the annual meeting of Stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transacting such other business as may lawfully come before it.

(b) **Regular Meetings.** Unless otherwise specified by the Certificate of Incorporation, regular meetings of the Board of Directors shall be held at any place within or without the State of Delaware which has been designated by resolution of the Board of Directors or the written consent of all directors.

(c) **Special Meetings.** Unless otherwise specified by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board, the President and Chief Executive Officer or any two of the directors.

(d) **Telephone Meetings.** Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(e) **Notice of Meetings.** Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, facsimile, telegraph or telex, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting, or sent in writing to each director by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(f) **Waiver of Notice.** The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present shall sign a written waiver of notice. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 3.07 Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number and except with respect to indemnification questions arising under Section 10.01 hereof, for which a quorum shall be one third of the exact number of directors fixed from time to time in accordance with the Certificate of Incorporation, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 3.08 Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and such writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 3.09 Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 3.10 Committees.

(a) **Executive Committee.** The Board of Directors may by resolution passed by a majority of the whole Board of Directors appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, including without limitation the power or authority to declare a dividend, to authorize the issuance of stock and to adopt a certificate of ownership and merger, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to amending the Certificate of Incorporation (except that a committee may, to the extent authorized in the resolution or resolutions providing for the issuance of shares of stock adopted by the Board of Directors fix the designations and any of the preferences or rights of such shares relating to dividends, redemption, dissolution, any distribution of assets of the Corporation or the conversion into, or the exchange of such shares for, shares of any other class or classes or any other series of the same or any other class or classes of stock of the Corporation or fix the number of shares of any series of stock or authorize the increase or decrease of the shares of any series), adopting an agreement of merger or consolidation, recommending to the Stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommending to the Stockholders a dissolution of the Corporation or a revocation of a dissolution, or amending the Bylaws of the Corporation.

(b) **Other Committees.** The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, from time to time appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall such committee have the powers denied to the Executive Committee in these Bylaws.

(c) **Term.** Each member of a committee of the Board of Directors shall serve a term on the committee coexistent with such member's term on the Board of Directors. The Board of Directors, subject to the provisions of subsections (a) or (b) of this Bylaw may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) **Meetings.** Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 3.10 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon written notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of written notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. A majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 3.11 Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the President and Chief Executive Officer, or if the President and Chief Executive Officer is absent, the most senior Vice President, or, in the absence of any such officer, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his absence, an Assistant Secretary directed to do so by the President and Chief Executive Officer, shall act as secretary of the meeting.

ARTICLE IV
OFFICERS

Section 4.01 Officers Designated. The officers of the Corporation shall include, if and when designated by the Board of Directors, the Chairman of the Board of Directors, the President and Chief Executive Officer, one or more Vice Presidents, the Secretary, the Chief Financial Officer, the Treasurer, the Controller, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the Corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 4.02 Tenure and Duties of Officers.

(a) **General.** All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors. No person that is subject to any statutory disqualification (as defined in Section 3(a)(39) of the 1934 Act) may be an officer of the Corporation.

(b) **Duties of Chairman of the Board of Directors.** The Chairman of the Board of Directors, when present, shall preside at all meetings of the Stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(c) **Duties of President and Chief Executive Officer.** The President and Chief Executive Officer shall preside at all meetings of the Stockholders and at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. Unless some other officer has been elected Chief Executive Officer of the Corporation, the President and Chief Executive Officer shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The President and Chief Executive Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. In the absence or disability of the President and Chief Executive Officer, or if there is no President and Chief Executive Officer, the Vice President who has served as such for the longest duration or another Vice President designated by the Board of Directors shall serve as the chief executive officer of the Corporation and shall have the powers and duties prescribed in this paragraph (c).

(d) **Duties of Vice Presidents.** The Vice Presidents shall perform duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President and Chief Executive Officer shall designate from time to time.

(e) **Duties of Secretary.** The Secretary shall attend all meetings of the Stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the Stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties given him in these Bylaws and other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The President and Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President and Chief Executive Officer shall designate from time to time.

(f) **Duties of Chief Financial Officer.** The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the President and Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President and Chief Executive Officer shall designate from time to time. The President and Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board of Directors or the President and Chief Executive Officer shall designate from time to time.

Section 4.03 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 4.04 Resignations. Any officer may resign at any time by giving written notice to the Board of Directors or to the President and Chief Executive Officer or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 4.05 Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE V
EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 5.01 Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name without limitation, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation.

Unless otherwise specifically determined by the Board of Directors or otherwise required by law, promissory notes, deeds of trust, mortgages and other evidences of indebtedness of the Corporation, and other corporate instruments or documents requiring the corporate seal, and certificates of shares of stock owned by the Corporation, shall be executed, signed or endorsed by the Chairman of the Board of Directors, or the President and Chief Executive Officer or any Vice President, and by the Secretary or Treasurer or any Assistant Secretary or Assistant Treasurer. All other instruments and documents requiring the corporate signature, but not requiring the corporate seal, may be executed as aforesaid or in such other manner as may be directed by the Board of Directors.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the Corporation or in special accounts of the Corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 5.02 Voting of Securities Owned by the Corporation.

(a) Unless otherwise instructed by the Board of Directors, and subject to Section 5.02(b) below, the Chief Executive Officer of the Corporation shall have the power and authority on behalf of the Corporation to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity (including BATS Exchange, Inc. and BATS Y-Exchange, Inc.) in which the Corporation may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Corporation in connection with the exercise by the Corporation of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board of Directors may from time to time confer like powers upon any other person or persons.

(b) At any meeting of the stockholders of BATS Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of BATS Exchange, Inc. (as set forth in the By-Laws of BATS Exchange, Inc., the "Member Nominating Committee"), or in the event written consents are solicited or otherwise sought from the stockholders of BATS Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of BATS Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those BATS Exchange, Inc. member representative directors and nominees for the Member Nominating Committee nominated in accordance with the By-Laws of BATS Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the Member Nominating Committee.

(c) At any meeting of the stockholders of BATS Y-Exchange, Inc. held for the purpose of electing directors and members of the Member Nominating Committee of BATS Y-Exchange, Inc. (as set forth in the By-Laws of BATS Y-Exchange, Inc., the "Member Nominating Committee"), or in the event written consents are solicited or otherwise sought from the stockholders of BATS Y-Exchange, Inc. with respect thereto, the Corporation shall cause all outstanding shares of BATS Y-Exchange, Inc. owned by the Corporation and entitled to vote at such election to be voted in favor of only those BATS Y-Exchange, Inc. member representative directors and nominees for the Member Nominating Committee nominated in accordance with the By-Laws of BATS Y-Exchange, Inc. and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the Member Nominating Committee.

ARTICLE VI
SHARES OF STOCK

Section 6.01 Form and Execution of Certificates. Certificates for the shares of stock of the Corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman of the Board of Directors, or the President or Chief Executive Officer or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him in the Corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he were such officer, transfer agent, or registrar at the date of issue. Each certificate shall state upon the face or back thereof, in full or in summary, all of the powers, designations, preferences, and rights, and the limitations or restrictions of the shares authorized to be issued or shall, except as otherwise required by law, set forth on the face or back a statement that the

Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative, participating, optional, or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Within a reasonable time after the issuance or transfer of uncertificated stock, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to this section or otherwise required by law or with respect to this section a statement that the Corporation will furnish without charge to each Stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights. Except as otherwise expressly provided by law, the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

Section 6.02 Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 6.03 Transfers.

(a) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The Corporation shall have power to enter into and perform any agreement with any number of Stockholders of any one or more classes of stock of the Corporation to restrict the transfer of shares of stock of the Corporation of any one or more classes owned by such Stockholders in any manner not prohibited by the General Corporation Law of Delaware.

(c) The Corporation shall have the right by appropriate action to impose restrictions upon the transfer of any shares of its stock, or any interest therein, from time to time, so long as such restrictions are consistent with the provisions of the Certificate of Incorporation.

Section 6.04 Fixing Record Dates.

(a) In order that the Corporation may determine the Stockholders entitled to notice of or to vote at any meeting of Stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of Stockholders of record entitled to notice of or to vote at a meeting of Stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) Prior to the Initial Public Offering, in order that the Corporation may determine the Stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any Stockholder of record seeking to have the Stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within 10 days of the date on which such a request is received, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of Stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining Stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the Stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the Stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining Stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6.05 Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VII
OTHER SECURITIES OF THE CORPORATION

All bonds, debentures and other corporate securities of the Corporation, other than stock certificates (covered in Section 6.01), may be signed by the Chairman of the Board of Directors, the

President or Chief Executive Officer or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

ARTICLE VIII
DIVIDENDS

Section 8.01 Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 8.02 Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE IX
FISCAL YEAR

The fiscal year of the Corporation shall be the calendar year.

ARTICLE X
INDEMNIFICATION

Section 10.01 Indemnification of Directors, Officers, Employees And Other Agents. The Corporation shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law.

(a) **Other Officers, Employees and Other Agents.** The Corporation shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) **Expenses.** The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or executive officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another Corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(c) **Enforcement.** Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) **Non Exclusivity of Rights.** To the fullest extent permitted by the Corporation's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of Stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Corporation's Certificate of Incorporation.

(e) **Survival of Rights.** The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) **Insurance.** The Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(g) **Amendments.** Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(h) **Saving Clause.** If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the fullest extent permitted by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(i) **Certain Definitions.** For the purposes of this Bylaw, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Bylaw or any applicable law.

(3) The term the "Corporation" shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving Corporation as he would have with respect to such constituent Corporation if its separate existence had continued.

(4) References to a "director," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as a director, officer, employee, trustee or agent of another Corporation, partnership, joint venture, trust or other enterprise.

Section 10.02 Corporation Not Liable. The Corporation shall not be liable for any loss or damage sustained by any current or former member of BATS Exchange, Inc. or BATS Y-Exchange, Inc. growing out of the use or enjoyment by such current or former member of the facilities afforded by the Corporation or its subsidiaries, including, without limitation, BATS Exchange, Inc. and BATS Y-Exchange, Inc.

ARTICLE XI
NOTICES

Section 11.01 Notices.

(a) **Notice to Stockholders.** Whenever, under any provisions of these Bylaws, notice is required to be given to any Stockholder, it shall be given in writing, timely and duly deposited in the United States mail, postage prepaid, and addressed to his last known post office address as shown by the stock record of the Corporation or its transfer agent.

(b) **Notice to Directors.** Any notice required to be given to any director may be given by the method stated in subsection (a), or by facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) **Affidavit of Mailing.** An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected, specifying the name and address or the names and addresses of the Stockholder or Stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) **Time Notices Deemed Given.** All notices given by mail, as above provided, shall be deemed to have been given as at the time of mailing, and all notices given by facsimile, telex or telegram shall be deemed to have been given as of the sending time recorded at time of transmission.

(e) **Methods of Notice.** It shall not be necessary that the same method of giving notice be employed in respect of all directors, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(f) **Failure to Receive Notice.** The period or limitation of time within which any Stockholder may exercise any option or right, or enjoy any privilege or benefit, or be required to act, or within which any director may exercise any power or right, or enjoy any privilege, pursuant to any notice sent him in the manner above provided, shall not be affected or extended in any manner by the failure of such Stockholder or such director to receive such notice.

(g) **Notice to Person with Whom Communication Is Unlawful.** Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(h) **Notice to Person with Undeliverable Address.** Whenever notice is required to be given, under any provision of law or the Certificate of Incorporation or Bylaws of the Corporation, to any Stockholder to whom (i) notice of two consecutive annual meetings, and all notices of meetings or of the taking of action by written consent without a meeting to such person during the period between such two consecutive annual meetings, or (ii) all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a twelve-month period, have been mailed addressed to such person at his address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such person shall not be required. Any action or meeting which shall be taken or held without notice to such person shall have the same force and effect as if such notice had been duly given. If any such person shall deliver to the Corporation a written notice setting forth his then current address, the requirement that notice be given to such person shall be reinstated. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the Delaware General Corporation Law, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to this paragraph.

ARTICLE XII
AMENDMENTS

Subject to paragraph (h) of Section 10.01 of the Bylaws, or as set forth in the Certificate of Incorporation of the Corporation, the Bylaws of the Corporation may be amended or repealed, or new Bylaws of the Corporation may be adopted, by action taken by the stockholders of the Corporation adopted by the Stockholders of seventy percent (70%) of the shares entitled to vote. For so long as the Corporation shall control, directly or indirectly, either one or both of BATS Exchange,

Inc. and BATS Y-Exchange, Inc., before any amendment to or repeal of any provision of the Bylaws of the Corporation shall be effective, those changes shall be submitted to the Board of Directors of any such exchange and if the same must be filed with or filed with and approved by the Securities and Exchange Commission (the "Commission") before the changes may be effective, under Section 19 of the 1934 Act and the rules promulgated under the 1934 Act by the Commission or otherwise, then the proposed changes to the Bylaws of the Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE XIII
LOANS TO OFFICERS

The Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or other assistance may reasonably be expected to benefit the Corporation. Such loan may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the Corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

ARTICLE XIV
SRO FUNCTIONS OF BATS EXCHANGE, INC. AND BATS Y-EXCHANGE, INC.

Section 14.01 Non-Interference. For so long as the Corporation shall, directly or indirectly, control either one or both of BATS Exchange, Inc. and BATS Y-Exchange, Inc. (for purposes of this Article XIV, both entities generically referred to as the "Exchange"), the directors, officers and employees of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of the Exchange and to its obligations to investors and the general public and shall not take actions which would interfere with the effectuation of decisions by the Board of Directors of the Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the Exchange's ability to carry out its responsibilities under the 1934 Act. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 14.01.

Section 14.02 Confidentiality. All books and records of the Exchange reflecting confidential information pertaining to the self-regulatory function of the Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation and the members of the Board of Directors, officers, employees and agents of the Corporation, and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these By-Laws shall be interpreted so as to limit or impede the rights of the Commission or the Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or the Exchange.

Section 14.03 Books and Records, etc. All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the operation or administration of the Exchange, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of the Exchange for the purposes of, and subject to oversight pursuant to, the 1934 Act. For so long as the Corporation shall control, directly or indirectly, the Exchange, the Corporation's books and records shall be subject at all times to inspection and copying by the Commission and the Exchange, provided that such books and records are related to the operation or administration of the Exchange.

Section 14.04 Compliance with Securities Laws; Cooperation with the Securities and Exchange Commission. The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and the Exchange pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and the Exchange in respect of the Commission's oversight responsibilities regarding the Exchange and the self-regulatory functions and responsibilities of the Exchange, and the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 14.04.

Section 14.05 Consent to Jurisdiction. The Corporation and its officers, directors, employees and agents by virtue of their acceptance of such positions, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the Commission, and the Exchange, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of the Exchange, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the Commission or the Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of the Exchange.

Section 14.06 Consent to Application. The Corporation shall take reasonable steps necessary to cause its officers, directors and employees, prior to accepting a position as an officer, director or employee, as applicable, of the Corporation to consent in writing to the applicability to them of this Article XIV, as applicable, with respect to their activities related to the Exchange.

EXHIBIT A

Amended through April 3, 2009

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this Agreement") is made and entered into effective as of the 1st day of January, 2008, by and among BATS Holdings, Inc. (n/k/a BATS Global Markets, Inc.), a Delaware corporation (the "Company"), and all stockholders of the Company signatory hereto or who hereafter become a party to this Agreement (the "Stockholders").

WHEREAS, the current Stockholders were previously stockholders of BATS Trading, Inc., a Delaware corporation ("BATS Trading"), and together with BATS Trading were parties to an Investor Rights Agreement, dated as of August 31, 2006 (the "Original Agreement");

WHEREAS, pursuant to that certain Contribution and Exchange Agreement, dated effective as of January 1, 2008 (the "Contribution Agreement"), by and among the Company, BATS Trading, the stockholders of BATS Trading and the holders of options issued under the BATS Trading, Inc. Stock Option Plan pursuant to which the stockholders of BATS Trading contributed their shares of BATS Trading common stock to the Company in exchange for shares of common stock of the Company in a transaction under Section 351 of the Internal Revenue Code, as amended, and the holders of options under the BATS Trading, Inc. Stock Option Plan agreed to the cancellation of such options and the substitution of substantially identical options;

WHEREAS, the parties have agreed pursuant to the Contribution Agreement to terminate the Original Agreement and enter into this Agreement to govern the rights of the Stockholders with respect to the Company;

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties, the parties hereto hereby agree as follows:

Section 1. General Provisions.

1.1. Definitions. As used herein, the following terms shall have the following respective meanings:

"Affiliate" of a Person means any Person that controls, is controlled by or is under common control with such other Person, including but not limited to, in the case of any Person that is an entity and not a natural person, any officer, director, stockholder or other owner (if holding equity in such entity having more than 1% of such entity's combined voting power or equity value), partner, member, trustee or holder of a similar role, provided that Lime Brokerage LLC, Mark Gorton, and John Martello shall be considered Affiliates of each other for purposes of this Agreement.

"Board" means the Board of Directors of the Company.

"Charter" means the Company's Certificate of Incorporation, as may be amended from time to time.[1]

"Commission" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

"Common Stock" means the Company's common stock, $0.01 par value per share.

"Common Holder" means a Stockholder owning less than 5% of the outstanding Common Stock on a Fully Diluted Basis.

"Derivative Securities" shall mean any securities or rights convertible into, or exercisable or exchangeable for, Common Stock, including options and warrants.

"Encumbrance" means any charge, claim, mortgage, servitude, easement, right of way, community or other marital property interest, covenant, equitable interest, license, lease or other possessory interest, lien, option, pledge, security interest, preference, priority, right of first refusal or similar restriction.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Fully Diluted Basis" shall have the meaning ascribed thereto in Section 3(a).

"Investor" means a Stockholder owning 5% or more of the outstanding Common Stock on a Fully Diluted Basis; provided, however, that Wedbush, Inc. shall be deemed an Investor for so long as it continues to hold no less than 700,000 shares of Common Stock.

"Investor Observer" shall have the meaning ascribed thereto in Section 4.2.

"Instrument of Adherence" shall have the meaning ascribed thereto in Section 2.1.

"New Issuance" shall mean, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

"Offer Notice" shall have the meaning ascribed thereto in Section 5.1.

"Person" shall mean any individual, partnership, corporation, limited liability company, group, trust, foundation or other legal entity.

"Qualified Public Offering" shall mean an offering to the public of Common Stock at a per share price of not less than $12 (as adjusted for stock splits, reverse stock splits, stock

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[1] The definition of "Charter" was amended effective as of December 4, 2008, pursuant to stockholder consents.

dividends and similar events from and after the date of this Agreement) and gross proceeds of not less than $50,000,000.

The terms "register," "registered" and "registration" shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and applicable rules and regulations thereunder, and the declaration or ordering of the effectiveness of such registration statement, or, as the context may require, under the Exchange Act or applicable state securities laws.

"Registrable Securities" shall mean (i) shares of Common Stock owned or hereinafter acquired by the Stockholders, (ii) any shares of Common Stock issued or issuable upon conversion of any capital stock of the Company acquired by the Stockholders after the date hereof, and (iii) any shares of capital stock of the Company issued or issuable with respect to the securities referred to in clauses (i) or (ii) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, or other reorganization; excluding in all cases, however, any Registrable Securities sold by a Person in a registration in which the rights under Section 6 hereof are not assigned or any shares for which registration rights have terminated pursuant to Section 6.12 hereof.

"Registration Expenses" shall mean the expenses so described in Section 6.7.

"Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.

"Stock" shall mean (a) the presently issued and outstanding shares of Common Stock and any options or warrants exercisable therefor (which options and warrants shall be deemed to be that number of outstanding shares of Stock for which they are exercisable), (b) any additional shares of capital stock of the Company hereafter issued and outstanding and (c) any shares of capital stock of the Company into which such shares may be converted or for which they may be exchanged or exercised.

"Transfer" shall have meaning ascribed thereto in Section 2.1.

Section 2. Restrictions on Transfer.

2.1. Non-Complying Transfers Prohibited. No Stockholder shall sell, assign, transfer, exchange, devise, pledge, hypothecate, encumber or otherwise alienate or dispose of (each, a "Transfer") all or any Stock now owned by such Stockholder or owned by him, her or it during the term of this Agreement, or any right or interest therein, whether voluntarily or involuntarily, by operation of law, court order, foreclosure, marital property division or otherwise, except in compliance with applicable federal and state securities laws and this Agreement. In addition to any other legal or equitable remedies the Company or such other Stockholders may have, the Company and each of such other Stockholders may enforce his, her or its rights under this Agreement by action(s) for specific performance, to the extent permitted by law, or may obtain a temporary and/or permanent injunction restraining any such Transfer (no bond or other security shall be required in connection with such action). The Company may also refuse to recognize any purported transferee as a Stockholder and may continue to treat the Stockholder as a Stockholder for all purposes, including without limitation for purposes of dividend and voting rights, until all applicable provisions of this Agreement have been complied with. The remedies provided herein are cumulative and not exclusive of any other remedies provided herein or by law. Each transferee of any Stock who or which is not already a Stockholder, in addition to complying with the terms and conditions for any Transfer of Stock, shall as a condition precedent to the effectiveness of such Transfer execute and deliver an instrument of adherence hereto in a form acceptable to the Company (an "Instrument of Adherence"), thereby becoming a party hereto and a Stockholder hereunder, an Instrument of Adherence in the form of Exhibit I hereto being a form acceptable to the Company and, (x) with respect to a Transfer from an Investor, such party shall be deemed an Investor for all purposes hereunder, and (y) with respect to a Transfer from a Common Holder, such party shall be deemed a Common Holder for all purposes hereunder. All Transfers permitted or contemplated by this Agreement shall be further limited by and subject to the limitations on transfer set forth in the Charter.

2.2. Rights of First Refusal on Voluntary Transfers.

(a) Offer of Stock to the Company and the Investors. If at any time any Stockholder (the "Selling Stockholder") desires to Transfer all or any portion of his, her or its Common Stock pursuant to a bona fide offer from a third party (the "Proposed Transferee"), the Selling Stockholder shall, within five (5) business days after the Proposed Transferee has delivered such offer to the Selling Stockholder, submit a written notice to the Company and the other Stockholders which notice shall contain an offer (the "Offer") to the Company and the Investors to Transfer the Stock proposed to be Transferred (the "Offered Shares") on terms and conditions, including price, not less favorable to the Company and the Investors than those on which the Selling Stockholder proposes to Transfer such Offered Shares to the Proposed Transferee. The Offer shall disclose the identity of the Proposed Transferee, the number of Offered Shares, the total number of shares of Stock owned by the Selling Stockholder, the terms and conditions, including price, of the proposed Transfer, and any other material facts relating to the proposed Transfer. The Offer shall further state that each of the Company and the Investors may acquire, in accordance with the provisions of this Section 2.2, all or any portion of the Offered Shares, for the price, including deferred payment terms (without having to comply with any other, non-monetary terms), set forth therein; provided that the rights of the Company and the Investors to acquire the Offered Shares shall be conditioned upon the Company's and/or the Investors acquiring all of the Offered Shares, in accordance with the provisions of this Section 2.2, for the price and upon the other terms and conditions, including deferred payment, if applicable, set forth in the Offer.

(b) Right of First Refusal of the Company. If the Company (or any assignee of the Company) desires, or determines not, to acquire all or any portion of the Offered Shares, the Company (or its assignee) shall communicate in writing such determination relating to the Offered Shares to the Selling Stockholder and to the other Stockholders within twenty (20) days after the date of receipt of the Offer (the "Company Election"), which communication shall state the number of Offered Shares that the Company (or its assignee) desires to purchase, if applicable.

(c) Right of First Refusal of the Investors. If the Company (or its assignee) does not elect to purchase all or any portion of the Offered Shares, the Investors shall have the right to purchase up to that number of remaining Offered Shares. Each Investor desiring to purchase any remaining Offered Shares shall deliver written notice to the Selling Stockholder, the other Stockholders and the Company within ten (10) days of the date of receipt of the Company Election, which notice shall state the number of remaining Offered Shares such Investor desires to purchase. In the event the Investors indicated that they desire to purchase in excess of the remaining Offered Shares after the Company or its assignee has elected to acquire or declined to acquire the Offered Shares, then the amount of Offered Shares to be acquired by each Investor shall be allocated among such Investors based upon the percentage of the Common Stock held by each such Investor to the Common Stock held by all Investors who have elected to exercise their right to acquire the Offered Shares under this Section 2.2(c).

(d) Agreement to Purchase and Sell; Closing. In the event that the Company (or its assignee) and/or the Investors (together, the "Purchasers") elect to purchase, in the aggregate, all of the Offered Shares, then the written notice by the Company (or its assignee) pursuant to Section 2.2(b) and, if there are any remaining Offered Shares, by the Investors pursuant to Section 2.2(c), shall, when taken in conjunction with the Offer, each be deemed to constitute valid, legally binding and enforceable agreements for the sale by the Selling Stockholder to each of the Purchasers of the Offered Shares. Such sales shall be made at the offices of the Company not more than sixty (60) days following the date of receipt of the Offer by the Company and the other Stockholders (the "First Refusal Closing Date"), or such other date or place agreed to by the Selling Stockholder and the Purchasers. Such sales shall be effected by the Selling Stockholder's delivery to the Purchasers of stock assignment(s) duly endorsed for Transfer of ownership of, and all certificates representing, the Offered Shares, free and clear of any Encumbrances, to the Purchasers against payment to the Selling Stockholder of the purchase price therefor by the Purchasers; provided that the Purchasers shall not be required to meet any non-monetary terms of the Offer, including, without limitation, delivery of other securities in exchange for the Offered Shares, but instead, shall be required to deliver to the Selling Stockholder cash in an amount equal to the fair market value of such securities, as determined by the Board in good faith.

(e) Transfer to Proposed Transferee. Subject to Section 3, but notwithstanding anything to the contrary in this Section 2.2, if the Company and the Investors do not elect to purchase all of the Offered Shares within the time periods required by Section 2.2(b) and 2.2(c), or if the closing of any such accepted offer does not occur by the First Refusal Closing Date, the Selling Stockholder shall not be required to Transfer any Offered Shares to the Company or the Investors, the rights given under this Section 2.2 to the Company and the Investors shall be without further effect and the Selling Stockholder shall be free to Transfer the Offered Shares to the Proposed Transferee at any time within ninety (90) days after the date of receipt of the Offer by the Company and the other Stockholders; provided that any such Transfer shall be at not less than the price and upon other terms and conditions, if any, not more favorable to the Proposed Transferee than those specified in the Offer. Any Offered Shares not Transferred within such period of ninety (90) days shall thereafter again become subject to the requirements of a prior offer pursuant to this Section 2.2.

(f) Permitted Transferees. The provisions of Section 2.1, this Section 2.2 and Section 3 shall not apply to (i) Transfers by any Stockholder to any member of such Stockholder's family or to any trust for the benefit of such Stockholder or any family member of such Stockholder, which trust is revocable solely by such Stockholder; (ii) if the Stockholder is an individual, (X) Transfers by the Stockholder to his, her or its guardian or conservator; and (Y) Transfers by the Stockholder in the event of his or her death, to his or her executor(s) or administrator(s) or to trustee(s) under his or her will, or otherwise by will or the laws of descent and distribution; (iii) if the Stockholder is a corporation, partnership, or limited liability company, Transfers by such Stockholder to its Affiliates, stockholders, partners or members, or to any other Person or entity that controls, is controlled by or is under common control with (as defined in the Securities Act) such Stockholder; or (iv) the Company's repurchase of capital stock of the Company from an employee or consultant pursuant to the terms of any stock restriction agreement or stock purchase agreement between the holder of such capital stock and the Company (collectively, "Permitted Transferees"); provided that, in any such event, the Stock so Transferred in the hands of each such Permitted Transferee shall remain subject to this Agreement. Upon such execution, Permitted Transferee shall become a Stockholder, and the Company shall take all such action required to effectuate such transfer to a Permitted Transferee and such transfer shall be deemed effective regardless of whether any such action has been taken by the Company. No Transfer of Stock to a Permitted Transferee shall be effective if the purpose of such Transfer shall have been to circumvent the provisions of this Agreement. As used in this Section 2.2(f), the word "family," with respect to a Person, shall include any spouse, lineal ancestor or descendant (whether natural or adopted), brother or sister of such Person and any spouse of any such lineal ancestor or descendant, brother or sister.

Section 3. Participation in Sales.

(a) Take-Along Right. In the event that a Stockholder (the "Offeree") receives a bona fide offer from a third party or parties other than the Company, any other Stockholder, or a Permitted Transferee (the "Third-Party Buyer") to purchase Stock owned by the Offeree (the "Take-Along Shares"), for a specified price payable in cash or otherwise and on specified terms and conditions (the "Take-Along Offer"), and the Offeree proposes to sell or otherwise transfer the Take-Along Shares to the Third-Party Buyer pursuant to the Take-Along Offer, the Offeree shall not effect such sale or transfer unless, in the event the Company and the other Stockholders have not purchased all such Take-Along Shares pursuant to Section 2.2, each other Stockholder is first given the right to sell to the Third-Party Buyer, at the same price per share and on the same terms and conditions as stated in the Take-Along Offer or as otherwise agreed by the Offeree and the other Stockholders with the Third Party Buyer, up to the number of shares of Stock equal to the Take-Along Shares multiplied by a fraction, the numerator of which shall be the aggregate number of shares of Stock owned by such other Stockholder (calculated on a fully-diluted basis assuming full conversion and exercise of all Derivative Securities, the foregoing being a "Fully Diluted Basis") and the denominator of which shall be the aggregate number of shares of Stock outstanding on a Fully-Diluted Basis. Each Stockholder with a right to participate in a Take Along Offer is hereinafter referred to as a "Right Holder."

(b) Notices of Offer and Intent to Participate. If a Right Holder wishes to participate in any sale pursuant to Section 3(a), it shall notify the Offeree in writing of such intention and the number of shares of Stock it wishes to sell pursuant to this Section 3(b) within the period of ten (10) days referred to in Section 2.2(c) above. If the Offeree does not receive such notice from the Right Holder within such period, the Offeree shall be free to consummate the proposed transaction without any obligation to include such Right Holder's Stock in such transaction.

(c) Sale of Take-Along Shares. The Offeree and any Right Holder that has provided timely notice in accordance with Section 3(b) above, shall sell to the Third-Party Buyer all, or at the option of the Third-Party Buyer, any part of the Stock proposed to be sold by them at not less than the price and upon other terms and conditions, if any, not more favorable to the Third-Party Buyer than those stated in the Offer; provided, however, that any purchase of less than all of such Stock by the Third-Party Buyer shall be made from the Offeree and such Right Holders pro rata based upon the relative amount of the Stock that each of the Offeree and each Right Holder are entitled to sell pursuant to Section 3(a).

Section 4. Board of Directors.

4.1. Election of Directors. Each Stockholder shall take or cause to be taken such actions as may be required from time to time to establish and maintain:

(a) The number of persons comprising the Board shall be not more than twelve (12), unless increased by resolution of the Board;

(b) The election to the Board of:

(i) for each Investor, together with its Affiliates, owning 1,000,000 or more shares of Common Stock (after appropriate adjustment for any stock splits, reverse splits, combinations or similar transactions involving one or more classes of securities of the Company as a whole) on a Fully Diluted Basis, one (1) individual to be designated by such Investor and its Affiliates (in each case, for so long as they remain an Investor) (the "Investor Directors"); and

(ii) that number of individuals designated by the Stockholders necessary to fill any vacancies on the Board.

4.2. Removal of Directors; Filling of Vacancies; Investor Observers. Each Stockholder shall take all action necessary to remove forthwith any director when (and only when) such removal is requested for any reason, with or without cause, by the Person(s) that designated such director for election. In the case of the death, resignation or removal as herein provided of a director, each Stockholder shall vote all Stock owned by him, her or it to elect another individual designated by the same Person(s) that designated the deceased, resigning or removed director if, at the time such vacancy occurs, such Person(s) shall have the right to designate a director pursuant to Section 4.1. At any time during the term of this Agreement an Investor may, by written notice to the Company, decline to exercise its right to designate an Investor Director under Section 4.1(a). In the event an Investor declines to designate an Investor Director under Section 4.1(a), the Board seat will remain vacant until such time as such Investor determines to designate a Person to serve on the Board and the parties hereto shall vote to amend the Company's bylaws to accordingly reduce any quorum requirements for meetings of the Board. The Investor may at any time after it has given notice of a declination of its right to designate an Investor Director under Section 4.1(a), reinstate its right to designate an Investor Director by providing written notice to the Company, and upon such reinstatement of such right, the Company and the Stockholders will take all actions necessary to appoint or elect as a director the Person designated by the Investor in accordance with the provisions of Section 4.1(a). Notwithstanding anything to the contrary in this Agreement, each Investor will have the right to have one representative present during all meetings of the Board and any committee thereof (the "Investor Observer"). The Investor Observer will have the right to be present (either in person or by teleconference or video conference) and address the Board or any committee thereof at all meetings the Board or any committee thereof, and receive copies of all materials and correspondence delivered to the members of the Board or any committee thereof. For purposes of clarity, the Investor Observer is not entitled to vote at any meeting of the Board or any committee thereof as a member of the Board or such committee. Each Investor will cause each of its Investor Observers to agree to abide by and be subject to the obligations imposed upon directors of the Company pursuant to Article XIV of the Company's bylaws.

4.3. Limitation on Certain Actions by the Company. Without the prior affirmative vote of the holders of at least 70% of the then outstanding shares of Common Stock, the Company shall not:

(a) adopt or effect any plan of sale, merger, consolidation, dissolution, reorganization or recapitalization of the Company;

(b) offer to sell, offer to license, offer to pledge, offer to lease, offer to assign or offer to otherwise dispose, or sell, license, pledge, lease, assign or otherwise dispose, of all or substantially all of the assets of the Company;

(c) issue, sell, deliver or grant any right to purchase any Derivative Securities (except in accordance with Section 5.2(ii)) or any shares of capital stock, or any interest therein, of the Company, other than as contemplated by this Agreement; or

(d) amend or restate the Company's certificate of incorporation or bylaws.

4.4. Grant of Proxy. Should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable for the term of this Agreement.

4.5. Specific Enforcement. Each party hereto agrees that its obligations under this Section 4 are necessary and reasonable in order to protect the other parties to this Agreement, and each party expressly agrees and understands that monetary damages would inadequately compensate an injured party for the breach of this Section 4 by any party, that this Section 4 shall be specifically enforceable, and that, in addition to any other remedies that may be available at law, in equity or otherwise, any breach or threatened breach of this Section 4 shall be the proper subject of a temporary or permanent injunction or restraining order, without the necessity of proving actual damages. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

Section 5. Percentage Maintenance.

5.1. Notice of New Issuance. Subject to the terms and conditions of this Section 5 and applicable securities laws, if, at any time after the date hereof, the Company proposes to offer or sell or offers or sells any New Issuances, the Company shall first offer such New Issuances to each Stockholder; provided, however, such Stockholder shall have no right to purchase any such New Issuances if such Stockholder cannot demonstrate to the Company's reasonable satisfaction that such Stockholder is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. Each Stockholder shall be entitled to apportion the right of first offer hereby granted to it among itself and its Affiliates in such proportions as it deems appropriate.

(a) The Company shall give notice (the "Offer Notice") to each Stockholder, stating (i) its bona fide intention to offer such New Issuances, (ii) the number of such New Issuances to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such New Issuances.

(b) By notification to the Company within twenty (20) days after the Offer Notice is given, each Stockholder may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer Notice, up to that portion of such New Issuances which equals the proportion that the Common Stock issued and held by such Stockholder bears to the total Common Stock of the Company then outstanding (on a Fully Diluted Basis). At the expiration of such twenty (20) day period, the Company shall promptly notify each Stockholder that elects to purchase or acquire all the shares available to it (each, a "Fully Exercising Stockholder") of any other Stockholder's failure to do likewise. During the ten (10) day period commencing after the Company has given such notice, each Fully Exercising Stockholder may, by giving notice to the Company, elect to purchase or acquire, in addition to the number of shares specified above, up to that portion of the New Issuances for which Stockholder was entitled to subscribe but that were not subscribed for by the Stockholder which is equal to the proportion that the Common Stock issued and held by such Fully Exercising Stockholder bears to the Common Stock issued and held, by all Fully Exercising Stockholder who wish to purchase such unsubscribed shares. The closing of any sale pursuant to this Section 5.1(b) shall occur within sixty (60) days of the date that the Offer Notice is given.

(c) If all New Issuances referred to in the Offer Notice are not elected to be purchased or acquired as provided in Section 5.1(b), the Company may, during the ninety (90) day period following the expiration of the periods provided in Section 5.1(b), offer and sell the remaining unsubscribed portion of such New Issuances to any Person or Persons at a price not less than, and upon terms no more favorable to the offeree than, those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the New Issuances within such period, or if such agreement is not consummated within thirty (30) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such New Issuances shall not be offered unless first reoffered to the Stockholders in accordance with this Section 5.1.

5.2. Exempt Issuances. The right of first offer in this Section 5 shall not be applicable to (i) as a dividend or distribution payable pro rata to all holders of Common Stock; (ii) pursuant to the grant or exercise of options to purchase up to an aggregate of 500,000 shares of Common Stock (subject to ratable adjustment in the event of any stock dividend, stock split, combination, reorganization, recapitalization, reclassification, or other similar event affecting such shares) issued or issuable to employees, directors or consultants of the Corporation or any subsidiary thereof pursuant to the Option Plans (as hereinafter defined); (iii) in connection with any acquisition (by merger or otherwise) by the Company or any subsidiary of the Company of all or substantially all of the assets or equity interests of any other entity; provided that, the issuance of such securities does not exceed one percent (1%) of the then total number of shares of Common Stock Deemed Outstanding (as such term is defined in the Charter); (iv) in connection with joint ventures, strategic alliances, corporate partnerings, equipment lease financings or bank credit arrangements entered into for non-equity financing purposes provided that, the issuance of such securities does not exceed one percent (1%) of the then total number of shares of Common Stock Deemed Outstanding; or (v) pursuant to a Qualified Public Offering covering the offer and sale of Common Stock.

5.3. Rights of New Purchasers. Any purchaser in a New Issuance who is not currently a Stockholder shall be required, as a condition to the purchase, to execute an Instrument of Adherence. Upon such execution of an Instrument of Adherence, such purchaser shall become a Stockholder. In the event that any Stockholder, whether through participation in a New Issuance or a transfer of previously issued Stock, becomes the owner of more than 5% of the issued and outstanding Stock (on a Fully Diluted Basis), then such Stockholder shall be deemed to be, and to have all the rights and obligations hereunder of, an "Investor" for purposes of this Agreement (provided, however, that any Stockholder which, when together with its Affiliates, owns more than 5% of the Issued and outstanding Stock (on a Fully Diluted Basis) shall, together as a group, be considered an "Investor"), and the parties hereto agree to take all commercially reasonable action as is necessary to amend this agreement to provide such rights to such Stockholder.

Section 6. Registration Rights.

6.1. Restrictive Legend.[2] Each certificate representing Stock shall, except as otherwise provided in this Section 6, be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any legend required under applicable state securities laws):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER SECURITIES LAWS. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED,

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[2] Section 6.1 was amended effective as of December 4, 2008, pursuant to stockholder consents to address a name change effected by the Company.

PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT COVERING SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY OTHER APPLICABLE SECURITIES LAWS, UNLESS THE HOLDER SHALL HAVE OBTAINED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

THE SALE, TRANSFER, ASSIGNMENT, PLEDGE OR ENCUMBRANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF AN INVESTOR RIGHTS AGREEMENT, AS AMENDED, AMONG BATS GLOBAL MARKETS, INC. AND CERTAIN HOLDERS OF THE OUTSTANDING CAPITAL STOCK OF SUCH COMPANY. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF SUCH COMPANY.

Upon request of a holder of such a certificate, the Company shall remove the foregoing legend from the certificate or issue to such holder a new certificate therefor free of any transfer legend, if there is an effective registration statement covering the securities represented by such certificate or, with such request, the Company shall have received either the opinion referred to in Section 6.2(i) below or the "no-action" letter referred to in Section 6.2(ii) below.

6.2. Notice of Proposed Transfer. Prior to any proposed sale, pledge, hypothecation or other transfer of any Registrable Securities (other than under the circumstances described in Section 6.3 or 6.4 or to an Affiliate), the holder thereof shall give written notice to the Company of its intention to effect such sale, pledge, hypothecation or other transfer. Each such notice shall describe the manner of the proposed sale, pledge, hypothecation or other transfer and, if requested by the Company, shall be accompanied by either (i) an opinion of counsel reasonably satisfactory to the Company to the effect that the proposed sale, pledge, hypothecation or other transfer may be effected without registration under the Securities Act, or (ii) a "no action" letter from the Commission to the effect that the distribution of such securities without registration will not result in a recommendation by the staff of the Commission that action be taken with respect thereto, whereupon the holder of such stock shall be entitled to transfer such stock in accordance with the terms of its notice; provided, however, that no such opinion of counsel shall be required for a distribution to one or more partners (in the case of a transferor that is a partnership), stockholders (in the case of a transferor that is a corporation) or members (in the case of a transferor that is a limited liability company) of the transferor, in each case in respect of the beneficial interest of such partner, stockholder or member. Each certificate for Registrable Securities transferred as above provided shall bear the appropriate restrictive legend set forth in Section 6.1, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act) or (ii) the opinion of counsel or "no-action" letter referred to above is to the further effect that the transferee and any subsequent transferee (other than an Affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Securities Act. Notwithstanding any other provision hereof, the restrictions provided for in this Section 6.2 shall not apply to securities which are not required to bear the legend prescribed by Section 6.1 in accordance with the provisions of that Section.

6.3. Required Registration.

(a) At any time after the date that is six (6) months after the closing of the Company's first underwritten public offering of its Common Stock under the Securities Act ("IPO"), any Investor may request that the Company register for sale under the Securities Act all or any portion of the shares of Registrable Securities held by such requesting holder or holders for sale in the manner specified in such notice; provided, however, that the anticipated gross proceeds of any offering and registration pursuant to this Section 6.3 shall be at least $10,000,000.

(b) Following receipt of any notice under this Section 6.3, the Company shall immediately notify all holders of Registrable Securities from whom notice has not been received and such holders shall then be entitled within thirty (30) days after receipt of such notice from the Company to request the Company to include in the requested registration all or any portion of their shares of Registrable Securities. The Company shall use its best efforts to register under the Securities Act, for public sale in accordance with the method of disposition specified in the notice from requesting holders described in paragraph (a) above, the number of shares of Registrable Securities specified in such notice (and in all notices received by the Company from other holders within thirty (30) days after the receipt of such notice by such holders). The Company shall be obligated to register the Registrable Securities pursuant to this Section 6.3 on two (2) occasions only, and not more than once in any consecutive twelve (12) month period. Notwithstanding anything to the contrary contained herein, the Company shall not be required to effect a registration pursuant to this Section 6.3 during the period commencing sixty (60) days prior to the estimated filing date of, and ending on the date which is one hundred twenty (120) days after the effective date of a registration statement filed by the Company covering an underwritten public offering of the Common Stock under the Securities Act; provided that, the Company is actively employing in good faith reasonable efforts to cause such registration statement to become effective and such estimate of the filing date is made in good faith.

(c) If the holder intends to distribute the Registrable Securities covered by its request by means of an underwriting, it shall so advise the Company as a part of their request made pursuant to this Section 6.3 and the Company shall include such information in the written notice referred to in paragraph (b) above. The right of any holder to registration pursuant to this Section 6.3 shall be conditioned upon such holder's agreeing to participate in such underwriting and to permit inclusion of such holder's Registrable Securities in the underwriting. If such method of disposition is an underwritten public offering, the holder shall designate the managing underwriter of such offering, which underwriter shall be reasonably acceptable to the Company. A holder may elect to include in such underwriting all or a part of the Registrable Securities it holds, subject to the limitations required by the managing underwriter as provided for in Section 6.3(d) below.

(d) Without the prior written consent of the Investors, the Company will not include in any registration under this Section 6.3 any securities other than (a) Registrable

Securities, (b) shares of stock pursuant to Section 6.4 hereof, and (c) securities to be registered for offering and sale on behalf of the Company. If the managing underwriter(s) advise the Company in writing that in their opinion the number of shares of Registrable Securities and, if permitted hereunder, other securities in such offering, exceeds the number of shares of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the Investor, the Company will include in such registration, prior to the inclusion of any securities which are not shares of Registrable Securities, the number of shares of Registrable Securities requested to be included that in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering, subject to the following order of priority: (A) first, the securities requested to be included therein by the Investors, pro rata among the Investors on the basis of the number of shares of stock requested to be included in such registration; and (B) second, any other securities requested to be included in such registration by other Stockholders of the Company, pro rata among such stockholders on the basis of the number of shares of Stock requested to be included in such registration; and (C) third, the securities to be registered on behalf of the Company.

6.4. Incidental Registration. If the Company at any time (other than with respect to its IPO) proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both (except with respect to registration statements on Forms S-4, S-8 or any successor to such forms or another form not available for registering the Registrable Securities for sale to the public), each such time it will promptly give written notice to all holders of the Registrable Securities of its intention to do so after the initial filing but before effectiveness of the registration statement relating thereto. Upon the written request of any such holder, received by the Company within ten (10) days after the giving of any such notice by the Company, to register any or all of its Registrable Securities, the Company will use its best efforts to cause the Registrable Securities as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by the Company, all to the extent required to permit the sale or other disposition by the holder (in accordance with its written request) of such Registrable Securities so registered. If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise the holders of Registrable Securities as a part of the written notice given pursuant to this Section 6.4. In such event the right of any holder of Registrable Securities to registration pursuant to this Section 6.4 shall be conditioned upon such holder's participation in such underwriting to the extent provided herein. All holders of Registrable Securities proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for underwriting by the Company. Notwithstanding any other provision of this Section 6.4, if the underwriter determines that marketing factors require a limitation on the number of shares to be underwritten, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in by the Investors, allocated pro rata among the Investors based on the number of shares owned by each such Investor, (iii) the Registrable Securities requested to be included in such registration by all other holders of Registrable Securities, allocated pro rata among the holders of such Registrable Securities on the basis of the number of shares owned by such holder, and (iv) fourth, other securities requested to be included in such registration. Notwithstanding the foregoing provisions, the Company may withdraw any registration statement referred to in this Section 6.4 without thereby incurring any liability to the holders of Registrable Securities. If any holder of Registrable Securities disapproves of the terms of any such underwriting, it may elect to withdraw therefrom by written notice to the Company and the underwriter. Any Registrable Securities or other securities excluded or withdrawn from such underwriting shall be withdrawn from such registration.

6.5. Registration on Form S-3.

(a) If at any time (i) the holders of the Registrable Securities constituting at least twenty percent (20%) of the total Registrable Securities then outstanding request that the Company file a registration statement on Form S-3 or any successor form thereto for a public offering of all or any portion of the shares of Registrable Securities held by such requesting holder or holders, the reasonably anticipated aggregate price to the public of which would exceed $5,000,000 and (ii) the Company is a registrant entitled to use Form S-3 or any successor form thereto to register such shares, then the Company shall use its best efforts to register the offer and resale of the number of shares of Registrable Securities specified in such notice under the Securities Act on Form S-3 or any successor form thereto, for public sale in accordance with the method of disposition specified in such notice. Whenever the Company is required by this Section 6.5 to use its best efforts to effect the registration of Registrable Securities, each of the applicable procedures and requirements of Sections 6.3 and 6.4, including, but not limited to, the requirement that the Company notify all holders of Registrable Securities from whom notice has not been received and provide them with the opportunity to participate in the offering (provided, however, that holders shall have no more than fifteen (15) days to reply to the Company's notice in order to participate in the offering), shall apply to such registration.

(b) The Company shall use its best efforts to qualify for registration on Form S-3 or any successor form or forms and to that end the Company shall register (whether or not required by law to do so) the Common Stock under the Exchange Act in accordance with the provisions of that Act following the effective date of the first registration of any securities of the Company on Form S-1 or any comparable or successor form.

6.6. Registration Procedures. If and whenever the Company is required by the provisions of Section 6.3, 6.4 or 6.5 to use its best efforts to effect the registration of any Registrable Securities under the Securities Act, the Company will, as expeditiously as possible:

(a) Prepare and file with the Commission a registration statement with respect to such securities including executing an undertaking to file post-effective amendments and use its best efforts to cause such registration statement to become and remain effective for the period of the distribution contemplated thereby;

(b) Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period specified herein and comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement in accordance with the sellers' intended method of disposition set forth in such registration statement for such period;

(c) Furnish to each seller of Registrable Securities and to each underwriter such number of copies of the registration statement and each such amendment and supplement thereto (in each case including all exhibits) and the prospectus included therein (including each preliminary prospectus) as such persons reasonably may request in order to facilitate the public sale or other disposition of the Registrable Securities covered by such registration statement;

(d) Use its commercially reasonable best efforts to register or qualify the Registrable Securities covered by such registration statement under the securities or "blue sky" laws of such jurisdictions as the sellers of Registrable Securities or, in the case of an underwritten public offering, the managing underwriter reasonably shall request; provided, however, that the Company shall not for any such purpose be required to qualify generally to transact business as a foreign corporation in any jurisdiction where it is not so qualified or to consent to general service of process in any such jurisdiction, unless the Company is already subject to service in such jurisdiction;

(e) Use its commercially reasonable best efforts to list the Registrable Securities covered by such registration statement with any securities exchange on which the Common Stock of the Company is then listed;

(f) Immediately notify each seller of Registrable Securities and each underwriter under such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event of which the Company has knowledge as a result of which the prospectus contained in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and promptly prepare and furnish to such seller a reasonable number of copies of a prospectus supplemented or amended so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and all holders hereby agree that they shall not use any such prospectus or registration statement once so notified;

(g) If the offering is underwritten and at the request of any seller of Registrable Securities, use its commercially reasonable best efforts to furnish on the date that Registrable Securities are delivered to the underwriters for sale pursuant to such registration (i) an opinion dated such date of counsel representing the Company for the purposes of such registration, addressed to the underwriters to such effect as reasonably may be requested by counsel for the underwriters, and delivers copies of such opinion to the sellers of Registrable Securities and (ii) a letter dated such date from the independent public accountants retained by the Company addressed to the underwriters stating that they are independent public accountants within the meaning of the Securities Act and that, in the opinion of such accountants, the financial statements of the Company included in the registration statement or the prospectus, or any amendment or supplement thereof, comply as to form in all material respects with the applicable accounting requirements of the Securities Act, and such letter shall additionally cover such other financial matters (including information as to the period ending no more than five (5) business days prior to the date of such letter) with respect to such registration as such underwriters reasonably may request;

(h) Upon reasonable notice and at reasonable times during normal business hours, provide each seller of Registrable Securities, any underwriter participating in any distribution pursuant to such registration statement, and any attorney, accountant or other agent retained by such seller or underwriter, reasonable access to all financial and other records, pertinent corporate documents and properties of the Company, as such parties may reasonably request, and cause the Company's officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(i) Cooperate with the selling holders of Registrable Securities and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold, such certificates to be in such denominations and registered in such names as such holders or the managing underwriter may request at least two business days prior to any sale of Registrable Securities;

(j) Permit any holder of Registrable Securities which holder, in the sole and exclusive judgment, exercised in good faith, of such holder, might be deemed to be a controlling person of the Company, to participate in good faith in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included; and

(k) Cooperate with the holders requesting registration pursuant to this Section 6, the underwriters participating in the offering and their counsel in any due diligence investigation reasonably requested by the holders or the underwriters in connection therewith, and participate, to the extent reasonably requested by the managing underwriter for the offering or the holders, in efforts to sell the Registrable Securities under the offering (including without limitation, participating in "roadshow" meetings with prospective investors) that would be customary for underwritten primary offerings of a comparable amount of equity securities by the Company.

In connection with each registration pursuant to this Section 6, the holders of Registrable Securities will timely furnish to the Company in writing such information requested by the Company with respect to themselves and the proposed distribution by them as shall be deemed necessary in order to assure compliance with federal and applicable state securities laws and such Sellers shall provide the Company with appropriate representations with respect to the accuracy of such information and shall, in connection with any underwritten offering, become party to an underwriting agreement in connection therewith in form and substance reasonably acceptable to the underwriters and the Company.

6.7. Expenses.

(a) All expenses incurred by the Company in complying with Sections 6.3, 6.4 and 6.5, including, without limitation, all registration and filing fees, printing expenses, fees and disbursements of counsel and independent public accountants for the Company, fees and expenses (including counsel fees) incurred in connection with complying with state securities or "blue sky" laws, fees of the National Association of Securities Dealers, Inc., transfer taxes, reasonable fees and disbursements of counsel to Sellers of Registrable Securities and fees of transfer agents and registrars, costs of any insurance which might be obtained by the Company with respect to the offering by the Company, excluding any Selling Expenses, are called "Registration Expenses." All underwriting discounts and selling commissions applicable to the sale of Registrable Securities are called "Selling Expenses."

(b) The Company will pay all Registration Expenses in connection with each registration statement under Section 6.3, 6.4 or 6.5. All Selling Expenses in connection with each registration statement under Section 6.3, 6.4 or 6.5 shall be borne by the participating sellers in proportion to the number of shares registered by each, or by such participating sellers other than the Company (except to the extent the Company shall be a seller) as they may agree.

6.8. Indemnification and Contribution.

(a) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to Section 6.3, 6.4 or 6.5, the Company will indemnify, defend and hold harmless each holder of Registrable Securities, its officers, directors, members and partners, each underwriter of such Registrable Securities thereunder and each other person, if any, who controls such holder or underwriter within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which such holder, officer, director, member, partner, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any prospectus, offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to Section 6.3, 6.4 or 6.5, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof) or (ii) any blue sky application or other document executed by the Company specifically for that purpose or based upon written information furnished by the Company filed in any state or other jurisdiction in order to qualify any or all of the Registrable Securities under the securities laws thereof (any such application, document or information herein called a "Blue Sky Application") and will reimburse each such seller, and such officer, director, member and partner, each such underwriter and each such controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred; provided, however, that the Company will not be liable in any such case if and to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with written information furnished by any such holder, any such underwriter or any such controlling person in writing specifically for use in such registration statement or prospectus.

(b) In the event of a registration of any of the Registrable Securities under the Securities Act pursuant to Section 6.3, 6.4 or 6.5, each seller of such Registrable

Securities thereunder, severally and not jointly, will indemnify, defend and hold harmless the Company, each person, if any, who controls the Company within the meaning of the Securities Act, each officer of the Company who signs the registration statement, each director of the Company, each other seller of Registrable Securities, each underwriter and each person who controls any underwriter within the meaning of the Securities Act, against all losses, claims, damages or liabilities, joint or several, to which the Company or such officer, director, other seller, underwriter or controlling person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any prospectus offering circular or other document incident to such registration (including any related notification, registration statement under which such Registrable Securities were registered under the Securities Act pursuant to Section 6.3, 6.4 or 6.5, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereof), or any Blue Sky Application or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse the Company and each such officer, director, other seller, underwriter and controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action, promptly after being so incurred, provided, however, that such seller will be liable hereunder in any such case if and only to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with information pertaining to such seller, as such, furnished in writing to the Company by such seller specifically for use in such registration statement or prospectus. The liability of each seller hereunder shall be limited to the net proceeds received by such seller from the sale of such Registrable Securities. Not in limitation of the foregoing, it is understood and agreed that the indemnification obligations of any seller hereunder pursuant to any underwriting agreement entered into in connection herewith shall be limited to the obligations contained in this subparagraph (b).

(c) Promptly after receipt by an indemnified party hereunder of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party hereunder, notify the indemnifying party in writing thereof, but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to such indemnified party other than under this Section 6.8 and shall only relieve it from any liability which it may have to such indemnified party under this Section 6.8 if and to the extent the indemnifying party is prejudiced by such omission. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and, to the extent it shall wish, to assume and undertake the defense thereof with counsel reasonably satisfactory to such indemnified party, and, after notice from the indemnifying party to such indemnified party of its election so to assume and undertake the defense thereof, the indemnifying party shall not be liable to such indemnified party under this Section 6.8 for any legal expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation and of liaison with counsel so selected; provided, however, that, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded, based on a written opinion of counsel, that there may be reasonable defenses available to it which are different from or additional to those available to the indemnifying party or that the interests of the indemnified party reasonably may be deemed to conflict with the interests of the indemnifying party, the indemnified party shall have the right to select one separate counsel and to assume such legal defenses and otherwise to participate in the defense of such action, with the reasonable expenses and fees of such separate counsel and other expenses related to such participation to be reimbursed by the indemnifying party as incurred. No indemnifying party, in the defense of any such claim or action, shall, except with the consent of each indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or action; provided that no such consent shall be required for any settlement which provides a full release for such indemnified party and solely for the payment of money. Each indemnified party shall furnish such information regarding itself or the claim in question as an indemnifying party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any holder of Registrable Securities exercising rights under this Agreement, or any controlling person of any such holder, makes a claim for indemnification pursuant to this Section 6.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this Section 6.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any such selling holder or any such controlling person in circumstances for which indemnification is provided under this Section 6.8; then, and in each such case, the Company and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion so that such holder is responsible for the portion represented by the percentage that the public offering price of its Registrable Securities offered by the registration statement bears to the public offering price of all securities offered by such registration statement, and the Company is responsible for the remaining portion; provided, however, that, in any such case, (A) no such holder of Registrable Securities will be required to contribute any amount in excess of the net proceeds received from the sale of all such Registrable Securities offered by it pursuant to such registration statement and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

(e) The indemnities and obligations provided in this Section 6.8 shall survive the transfer of any Registrable Securities by such holder.

6.9. Changes in Common Stock or Preferred Shares. If, and as often as, there is any change in the Common Stock by way of a stock split, stock dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue with respect to the Common Stock as so changed.

6.10. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, except as provided in paragraph (c) below, at all times after ninety (90) days after any registration statement covering a public offering of securities of the Company under the Securities Act shall have become effective, the Company agrees to:

(a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act (or any successor rule);

(b) Use its best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

(c) Furnish to each holder of Registrable Securities forthwith upon request a written statement by the Company as to its compliance with the reporting requirements of such Rule 144 (or any successor rule) and, at any time after it has become subject to such reporting requirements, of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed by the Company as such holder may reasonably request in availing itself of any rule or regulation of the Commission allowing such holder to sell any Registrable Securities without registration.

6.11. "Market Stand-Off" Agreement. Each Stockholder agrees, if requested by the Company and an underwriter of Common Stock (or other securities) of the Company, (i) not to lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any such securities are then owned by such holder or are thereafter acquired), or (ii) not to enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, whether in privately negotiated or open market transactions, during the one hundred eighty (180) day period following the effective date of a registration statement of the Company filed under the Securities Act, provided that:

(a) Such agreement only applies to the Company's first underwritten public offering of its Common Stock under the Securities Act; and

(b) Only so long as all holders of Registrable Securities, all officers and directors of the Company, all persons including shares in such offering and all holders of one percent (1%) or more of the outstanding shares of all classes of capital stock of the Company are bound by similar agreements.

The Company may impose stop-transfer instructions with respect to the shares (or securities) subject to the foregoing restriction until the end of said one hundred eighty (180) day period.

6.12. Miscellaneous.

(a) The rights granted to the Investors under this Section 6 with respect to Registrable Securities may be transferred to any Permitted Transferee of any Investor; provided that (i) such transferee agrees in writing to be bound by the provisions of this Agreement and (ii) at the time of transfer the Company is given written notice of the name and address of the transferee and the number and type of Shares being transferred.

(b) The rights granted to the Investors under this Section 6 shall terminate on the earlier of: (i) the fourth anniversary of a Qualified Public Offering; or (ii) the date when all Registrable Securities may be resold pursuant to Rule 144(k).

(c) The Company shall not grant any other registration rights without the consent of the Investors.

Section 7. Covenants of the Company.

7.1. Financial Reports and Litigation Information.

(a) Financial Reports. The Company will maintain proper books of account and records in accordance with generally accepted accounting principles applied on a consistent basis. The Company will deliver the following to the Investors:

(i) Within forty five (45) days after the end of each month in each fiscal year (other than the last month in each fiscal year), a consolidated balance sheet of the Company and the statements of income and cash flows unaudited but prepared in accordance with generally accepted accounting principles, such balance sheet to be as of the end of such month and such statements of income and cash flows to be for such month and for the period from beginning of the fiscal year to the end of such month; provided that quarterly financial statements may be substituted for monthly financial statements if the Board unanimously consents to such substitution;

(ii) Within one hundred thirty-five (135) days after the end of each fiscal year of the Company, a balance sheet of the Company as of the end of such fiscal year and the related consolidated statements of income and cash flows for the fiscal year then ended, prepared in accordance with generally accepted accounting principles and reviewed by a firm of independent public accountants of recognized national or regional standing selected by the Board; and

(iii) On or before the first day of each fiscal year, the Company shall furnish to each Investor an annual budget (including projected monthly consolidated and consolidating income statements, balance sheets and statements of cash flow) for such fiscal year.

(b) Termination of Provisions. The obligations of the Company under this Section 7.1 shall terminate at such time as the Common Stock is registered under Section 12 of the Exchange Act.

7.2. Option Plans.[3] The Company has reserved an aggregate of 2,195,417 shares of Common Stock for issuance to directors, employees and consultants of the Company pursuant to the Company's Amended and Restated 2008 Stock Option Plan, 2009 Stock Option Plan, and any predecessor plans (collectively, the "Option Plans"). All options to be granted under the Option Plans after the date of this Agreement shall be subject to vesting over a four (4) year period, 25% upon the first anniversary of the option grant, with the remaining 75% vesting monthly thereafter equally over the following thirty-six (36) months, unless otherwise approved by the Board. In addition to the Option Plans, the Company has entered into that certain Substitute 2008 Stock Option and Award Agreement, dated effective as of January 1, 2008, with David Cummings pursuant to which the Company has issued options to David Cummings to purchase 81,250 shares of Common Stock upon the other terms and conditions set forth in such agreement.

7.3. D&O Insurance. The Company shall use its commercially reasonable efforts to maintain directors and officers liability insurance in an amount acceptable to the Board.

7.4. Indemnification. The Company shall at all times provide for indemnification of the members of the Board to the full extent permitted by law.

7.5. Termination of Covenants. The covenants set forth in this Section 7 shall be of no further force or effect upon the closing of the Qualified Public Offering.

Section 8. Representations and Warranties.

8.1. Representations and Warranties of Corporate Stockholders. Each Stockholder that is a corporation hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Organization and Authority. Such Stockholder is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. Such Stockholder has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) Corporate Action. Such Stockholder has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

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[3] Section 7.2 was amended effective as of April 8, 2008, pursuant to Board and Stockholder consents approving an increase in the shares of Common Stock that may be issued pursuant to stock awards under the 2008 Option Plan. Section 7.2 was further amended as of April 3, 2009, pursuant to Board approval and Stockholder consents approving an additional increase in the shares of Common Stock that may be issued pursuant to stock awards and reference to the newly adopted 2009 Option Plan.

(c) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of the certificate of incorporation or by-laws of such Stockholder or any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of its assets is bound.

(d) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy.

8.2. Representations and Warranties of Individual Stockholders. Each Stockholder who is an individual hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of his or her assets is bound.

(b) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principals of equity and public policy.

8.3. Representations and Warranties of Other Stockholders. Each Stockholder that is a trust, partnership, foundation, limited liability company or similar entity hereby represents and warrants to the Company and to each other Stockholder as follows:

(a) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of any contract, commitment, indenture, lease or other agreement to which such Stockholder is a party or by which such Stockholder or any of his assets is bound.

(b) Binding Obligation. This Agreement has been duly and validly executed and delivered by such Stockholder, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of such Stockholder, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principals of equity and public policy.

(c) Authority. The partner, member or manager of such Stockholder executing this Agreement has the power and authority to enter into this Agreement and such partner and Stockholder each have the power and authority to consummate the transactions on behalf of such Stockholder contemplated hereby.

8.4. Representations and Warranties of the Company. The Company hereby represents and warrants to each Stockholder as follows:

(a) Organization and Authority. The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. The Company has the corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

(b) Corporate Action. The Company has taken all corporate action necessary for it to enter into this Agreement and to consummate the transactions contemplated hereby.

(c) Absence of Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will constitute a violation of, or default under, or conflict with, or require any consent under any term or provision of the certificate of incorporation or by-laws of the Company or any contract, commitment, indenture, lease or other agreement to which the Company is a party or by which it or any of its assets is bound.

(d) Binding Obligation. This Agreement has been duly and validly executed and delivered by the Company, and assuming the due and valid execution and delivery of this Agreement by all other parties hereto, constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except to the extent that such enforceability may be limited by bankruptcy, insolvency and similar laws affecting the rights and remedies of creditors generally, and by general principles of equity and public policy.

Section 9. Additional Shares of Stock; Etc. In the event additional shares of Stock are issued by the Company to a Stockholder at any time during the term of this Agreement, either directly or upon the exercise or exchange of securities of the Company exercisable for or exchangeable into shares of Stock, the Company shall cause, and the Stockholders agree that, such additional shares of Stock, as a condition to such issuance, to become subject to the terms and provisions of this Agreement.

Section 10. Duration of Agreement; Compliance. The rights and obligations of each Stockholder under this Agreement shall terminate as to such Stockholder, to the extent not terminated earlier pursuant to another provision of this Agreement, upon the earlier to occur of (a) the tenth anniversary of the date hereof and (b) a Qualified Public Offering. Provided, however, that, notwithstanding the foregoing, the provisions of Section 6 shall survive and shall terminate in accordance with Section 6.13(b).

Section 11. Severability; Governing Law. If any provision of this Agreement shall be determined to be illegal and unenforceable by any court of law, the remaining provisions shall be severable and enforceable in accordance with their terms. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without regard to principles of conflicts of laws.

Section 12. Successors and Assigns. This Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns, transferees, legal representatives and heirs.

Section 13. Notices.[4] All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or by telecopy or sent by nationally-recognized overnight courier or first class registered or certified mail, return receipt requested, postage prepaid, addressed to such party at the address set forth below with respect to the Company or at such other address as may hereafter be designated in writing by such party to the other parties:

if to the Company, to:

BATS Global Markets, Inc.
8050 Marshall Dr., Suite 120
Lenexa, KS 66214
Telecopy: 913-815-7119
Attention: Joseph Ratterman

with a copy to:

Foley & Lardner LLP
321 North Clark Street, 28th Floor
Chicago, IL 60654
Telecopy: 312-832-4700
Attention: J. Craig Long, Esq.

if to any Stockholder, at such Stockholder's address set forth on the books and records of the Company.

All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy, on the date of such delivery, (b) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on the third business day after the posting thereof.

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[4] Section 13 was amended effective as of December 4, 2008, pursuant to stockholder consents to address a name change effected by the Company as well as address changes.

Section 14. Modifications and Amendments. This Agreement may not be amended, modified or discharged orally, nor may any waivers or consents be given orally hereunder, and every such amendment, modification, waiver and consent shall be in writing and, except as otherwise provided in this Agreement, shall be signed by the Person against which enforcement thereof is sought. This Agreement may be amended or any waiver of any term or condition hereof consented to with the written consent of the Company and holders of at least a majority of the outstanding shares of Registrable Securities; provided, however, that, (i) this Section 14 and Section 4.1(b)(ii) may only be amended with the written consent of the Company and holders of at least a majority of the outstanding shares of Common Stock, (ii) this Section 14 and Sections 2 through and including 7 may only be amended with the written consent of the Company and Investors holding a majority of aggregate number of shares of Stock owned by all the Investors, and (iii) any amendment to any provision of this Agreement that materially adversely affects the rights of any Investor shall not be effective against such Investor unless and until consented to in writing by such Investor. Any amendment, termination or waiver effected in accordance with this Section 14 shall be binding on all parties hereto, regardless of whether such party has consented thereto.

Section 15. Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

Section 16. Jurisdiction and Service of Process. Any legal dispute with respect to this Agreement shall be brought in the federal or state courts located in Wilmington, Delaware. By execution and delivery of this Agreement, each of the parties hereto accepts for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts and acknowledges and agrees that venue therein is proper and not inconvenient. Each of the parties hereto irrevocably consents to the service of process of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by certified mail, postage prepaid, to the party at its address provided pursuant to determined in accordance with Section 13 hereof.

Section 17. Enforcement. Each of the parties hereto acknowledges and agrees that the rights acquired by each party hereunder are unique and that irreparable damage would occur in the event that any of the provisions of this Agreement to be performed by the other parties were not performed in accordance with their specific terms or were otherwise breached. Accordingly, in addition to any other remedy to which the parties hereto are entitled at law or in equity or pursuant hereto, each party hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by any other party and to enforce specifically the terms and provisions hereof in any federal or state court to which the parties have agreed hereunder to submit to jurisdiction.

Section 18. No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing among the parties hereto, shall operate as a waiver of any such right, power or remedy of the party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

Section 19. Survival of Representations and Warranties. All representations and warranties made by the parties hereto in this Agreement shall survive (i) the execution and delivery hereof, and (ii) any investigations made by or on behalf of the parties, and shall remain in full force and effect following the execution and delivery of this Agreement. No claim shall be made by a party for any alleged misrepresentation or breach of warranty by any other party unless notice for such claim shall have been given to such other party in accordance with the notice provision hereof prior to the expiration of the survival period specified above with respect to such representation or warranty. All covenants of any party hereto shall survive the execution and delivery hereof for the period of time specified within such covenant, and if no period of time is therein specified, until this Agreement is terminated in accordance herewith.

Section 20. Nouns and Pronouns. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

Section 21. Entire Agreement. This Agreement and the other writings referred to herein or delivered pursuant hereto contain the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings with respect thereto.

Section 22. Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

EXHIBIT I

FORM OF

INSTRUMENT OF ADHERENCE

The undersigned, _____________________, in order to become the owner or holder of ________ shares of the capital stock of BATS Global Markets, Inc., a Delaware corporation (the "Company"), hereby agrees to become a party to that certain Investor Rights Agreement dated as _____________ __, 2008, as amended, (the "Agreement") among the Company and the other parties thereto, and to be bound by all provisions thereof. The undersigned agrees to become a Stockholder (as defined in the Agreement) under the terms of the Agreement. The shares of capital stock shall be deemed Stock (as defined in the Agreement) and the undersigned shall be deemed a Stockholder for all purposes thereunder. This Instrument of Adherence shall take effect and shall become a part of said Agreement immediately upon execution by the undersigned hereto and acceptance thereof by the Company.

Executed as a contract under seal as of the date set forth below:

[SIGNATURE BLOCKS FOR BATS GLOBAL MARKETS AND STOCKHOLDER]

CERTIFICATE OF INCORPORATION OF A PRIVATE LIMITED COMPANY

Company No. 6547680

The Registrar of Companies for England and Wales hereby certifies that

BATS TRADING LIMITED

is this day incorporated under the Companies Act 1985 as a private company and that the company is limited.

Given at Companies House, Cardiff, the 28th March 2008

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

— for the record —

The above information was communicated in non-legible form and authenticated by the Registrar of Companies under section 710A of the Companies Act 1985

The Companies Acts 1985 to 2006

Private Company Limited by Shares
Company Number: 6547680

MEMORANDUM AND ARTICLES OF ASSOCIATION

BATS Trading Limited

Incorporated the 28th March 2008

Speechly Bircham LLP
Solicitors
6 Andrew Street
London
EC4A 3LX
Tel: 020 7427 6400
Fax: 020 7427 6600

THE COMPANIES ACTS 1985 to 2006

PRIVATE COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION OF

BATS Trading Limited

1. The Company's name is "BATS Trading Limited".

2. The Company's registered office is to be situated in England and Wales.

3.1 The object of the Company is to carry on business as a general commercial company.

OBMGEN

3.2 Without prejudice to the generality of the object and the powers of the Company derived from section 3A of the Act the Company has power to do all or any of the following things:-

3.2.1 To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property.

3.2.2 To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere, any trade marks, patents, copyrights, trade secrets, or other intellectual property rights, licences, secret processes, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

3.2.3 To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

3.2.4 To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

3.2.5 To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

3.2.6 To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

3.2.7 To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

3.2.8 To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

3.2.9 To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the Company's interests.

3.2.10 To enter into any arrangements with any government or authority (supreme, municipal, local, or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

3.2.11 To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world.

3.2.12 To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

3.2.13 To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

3.2.14 To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same.

3.2.15 To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

3.2.16 To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

3.2.17 To distribute among the members of the Company in kind any property of the Company of whatever nature.

3.2.18 To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company.

3.2.19 To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance including insurance for any director, officer or auditor against any liability in respect of any negligence, default, breach of duty or breach of trust (so far as permitted by law); and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such schemes to be established or maintained.

3.2.20 Subject to and in accordance with the provisions of the Act (if and so far as such provisions shall be applicable) to give, directly or indirectly, financial assistance for the acquisition of shares or other securities of the Company or of any other company or for the reduction or discharge of any liability incurred in respect of such acquisition.

3.2.21 To procure the Company to be registered or recognised in any part of the world.

3.2.22 To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

3.2.23 To do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

3.2.24 AND so that:-

3.2.24.1 None of the provisions set forth in any sub-clause of this clause shall be restrictively construed but the widest interpretation shall be given to each such provision, and none of such provisions shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other provision set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this clause, or by reference to or inference from the name of the Company.

3.2.24.2 The word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

3.2.24.3 In this clause the expression "the Act" means the Companies Act 1985, but so that any reference in this clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

4. The liability of the members is limited.

5. The Company's share capital is £1,000,000 divided into 1,000,000 shares of £1 each.

I, the subscriber to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and I agree to take the number of shares shown opposite my name.

Name and address of subscriber	Number of shares taken by the subscriber
BATS Holdings, Inc The Corporation Trust Company 1209 Orange Street WILMINGTON 19801 Delaware USA	1
Total shares taken -	One

Dated 28th March 2008.

THE COMPANIES ACTS 1985 to 2006

PRIVATE COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION OF

BATS Trading Limited

1. PRELIMINARY

1.1 The regulations contained in Table A in the Schedule to the Companies (Tables A to F) Regulations 1985 (SI 1985 No. 805) as amended by The Companies (Tables A to F) (Amendment) Regulations 1985 (SI 1985 No. 1052), The Companies Act 1985 (Electronic Communications) Order 2000 (SI 2000 No. 3373), the Companies (Tables A to F) (Amendment) Regulations 2007 (SI 2007 No. 2541) and the Companies (Tables A to F) (Amendment) (No 2) Regulations 2007 (SI 2007 No. 2826) so far as it relates to private companies limited by shares (such Table being hereinafter called "Table A") shall apply to the Company save in so far as they are excluded or varied hereby and such regulations (save as so excluded or varied) and the Articles hereinafter contained shall be the Articles of Association of the Company.

1.2 In these Articles the expression "the Act" means the Companies Act 1985 and "the 2006 Act" means the Companies Act 2006, but so that any reference in these Articles to any provision of the Act or the 2006 Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

2. ALLOTMENT OF SHARES

2.1 Shares which are comprised in the authorised share capital with which the Company is incorporated shall be under the control of the directors who may (subject to section 80 of the Act and to article 2.4 below) allot, grant options over or otherwise dispose of the same, to such persons, on such terms and in such manner as they think fit.

2.2 All shares which are not comprised in the authorised share capital with which the Company is incorporated and which the directors propose to issue shall first be offered to the members in proportion as nearly as may be to the number of the existing shares held by them respectively unless the Company in general meeting shall by special resolution otherwise direct. The offer shall be made by notice specifying the number of shares offered, and limiting a period (not being less than 14 days) within which the offer, if not accepted, will be deemed to be declined. After the expiration of that period, those shares so deemed to be declined shall be offered in the proportion aforesaid to the persons who have, within the said period, accepted all the shares offered to them; such further offer shall be made in like terms in the same manner and limited by a like period as the original offer. Any shares not accepted pursuant to such offer or further offer as aforesaid or not capable of being offered as aforesaid except by way of fractions and any shares released from the provisions of this article by any such special resolution as aforesaid shall be under the control of the directors, who may allot, grant options over or otherwise dispose of the same to such persons, on such terms, and in such manner as they think fit, provided that, in the case of shares not accepted as aforesaid, such shares shall not be disposed of on terms which are more favourable to the subscribers therefor than the terms on which they were offered to the members. The foregoing provisions of this article 2.2 shall have effect subject to section 80 of the Act.

2.3 In accordance with section 91(1) of the Act sections 89(1) and 90(1) to (6) (inclusive) of the Act shall not apply to the Company.

2.4 The directors are generally and unconditionally authorised for the purposes of section 80 of the Act to exercise any power of the Company to allot and grant rights to subscribe for or convert securities into shares of the Company up to the amount of the authorised share capital with which the Company is incorporated at any time or times during the period of five years from the date of incorporation and the directors may, after that period, allot any shares or grant any such rights under this authority in pursuance of an offer or agreement so to do made by the Company within that period. The authority hereby given may at any time (subject to the said section 80) be renewed, revoked or varied by ordinary resolution.

3. SHARES

3.1 The lien conferred by regulation 8 in Table A shall attach also to fully paid-up shares, and the Company shall also have a first and paramount lien on all shares, whether fully paid or not, standing registered in the name of any person indebted or under liability to the Company, whether he shall be the sole registered holder thereof or shall be one of two or more joint holders, for all moneys presently payable by him or his estate to the Company. Regulation 8 in Table A shall be modified accordingly.

3.2 The liability of any member in default in respect of a call shall be increased by the addition at the end of the first sentence of regulation 18 in Table A of the words "and all expenses that may have been incurred by the Company by reason of such non-payment".

4. GENERAL MEETINGS AND RESOLUTIONS

4.1 Every notice convening a general meeting shall comply with the provisions of section 325(1) of the 2006 Act as to giving information to members in regard to their right to appoint proxies; and notices of and other communications relating to any general meeting which any member is entitled to receive shall be sent to the directors and to the auditors for the time being of the Company.

4.2.1 No business shall be transacted at any general meeting unless a quorum is present. Subject to article 4.2.2 below, two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.

4.2.2 If and for so long as the Company has only one member, that member present in person or by proxy or (if that member is a corporation) by a duly authorised representative shall be a quorum.

4.2.3 If a quorum is not present within half an hour from the time appointed for a general meeting the general meeting shall stand adjourned to the same day in the next week at the same time and place or to such other day and at such other time and place as the directors may determine; and if at the adjourned general meeting a quorum is not present within half an hour from the time appointed therefor such adjourned general meeting shall be dissolved.

4.2.4 Regulations 40 and 41 in Table A shall not apply to the Company.

4.3.1 If and for so long as the Company has only one member and that member takes any decision which is required to be taken in general meeting or by means of a written resolution, that decision shall be as valid and effectual as if agreed by the Company in general meeting, subject as provided in article 4.3.3 below.

4.3.2 Any decision taken by a sole member pursuant to article 4.3.1 above shall be recorded in writing and delivered by that member to the Company for entry in the Company's minute book.

4.3.3 Resolutions under section 168 of the 2006 Act for the removal of a director before the expiration of his period of office and under section 391 of the Act for the removal of an auditor before the expiration of his period of office shall only be considered by the Company in general meeting.

4.4 A member present at a meeting by proxy shall be entitled to speak at the meeting and shall be entitled to one vote on a show of hands. In any case where the same person is appointed proxy for more than one member he shall on a show of hands have as many votes as the number of members for whom he is proxy. A member present at a meeting by more than one proxy shall be entitled to speak at the meeting through each of the proxies but the proxies together shall be entitled to only one vote on a show of hands. In the event that the proxies do not reach agreement as to how their vote should be exercised on a show of hands, the voting power is treated as not exercised. Regulation 54 in Table A shall be modified accordingly.

4.5 Unless resolved by ordinary resolution that regulation 62 in Table A shall apply without modification, the appointment of a proxy and any authority under which the proxy is appointed or a copy of such authority certified notarially or in some other way approved by the directors may be deposited or received at the place specified in regulation 62 in Table A up to the commencement of the meeting or (in any case where a poll is taken otherwise than at the meeting) of the taking of the poll or may be handed to the chairman of the meeting prior to the commencement of the business of the meeting.

5. APPOINTMENT OF DIRECTORS

5.1.1 Regulation 64 in Table A shall not apply to the Company.

5.1.2 The maximum number and minimum number respectively of the directors may be determined from time to time by ordinary resolution. Subject to and in default of any such determination there shall be no maximum number of directors and the minimum number of directors shall be one. Whenever the minimum number of directors is one, a sole director shall have authority to exercise all the powers and discretions by Table A and by these Articles expressed to be vested in the directors generally, and regulation 89 in Table A shall be modified accordingly.

5.2 Regulations 76 to 79 (inclusive) in Table A shall not apply to the Company.

5.3 No person shall be appointed a director at any general meeting unless either:-

(a) he is recommended by the directors; or

(b) not less than 14 nor more than 35 clear days before the date appointed for the general meeting, notice signed by a member qualified to vote at the general meeting has been given to the Company of the intention to propose that person for appointment, together with notice signed by that person of his willingness to be appointed.

5.4.1 Subject to article 5.3 above, the Company may by ordinary resolution appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director.

5.4.2 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number determined in accordance with article 5.1.2 above as the maximum number of directors and for the time being in force.

5.5 In any case where as the result of death or deaths the Company has no members and no directors the personal representatives of the last member to have died shall have the right by notice in writing to appoint a person to be a director of the Company and such appointment shall be as effective as if made by the Company in general meeting pursuant to article 5.4.1 above. For the purpose of this article, where two or more members die in circumstances rendering it uncertain which of them survived the other or others, the members shall be deemed to have died in order of seniority, and accordingly the younger shall be deemed to have survived the elder.

6. BORROWING POWERS

6.1 The directors may exercise all the powers of the Company to borrow money without limit as to amount and upon such terms and in such manner as they think fit, and subject (in the case of any security convertible into shares) to section 80 of the Act to grant any mortgage, charge or standard security over its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock, and other securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

7. ALTERNATE DIRECTORS

7.1 Unless otherwise determined by the Company in general meeting by ordinary resolution an alternate director shall not be entitled as such to receive any remuneration from the Company, save that he may be paid by the Company such part (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct, and the first sentence of regulation 66 in Table A shall be modified accordingly.

7.2 A director, or any such other person as is mentioned in regulation 65 in Table A, may act as an alternate director to represent more than one director, and an alternate director shall be entitled at any meeting of the directors or of any committee of the directors to one vote for every director whom he represents in addition to his own vote (if any) as a director, but he shall count as only one for the purpose of determining whether a quorum is present.

8. GRATUITIES AND PENSIONS

8.1.1 The directors may exercise the powers of the Company conferred by its Memorandum of Association in relation to the payment of pensions, gratuities and other benefits and shall be entitled to retain any benefits received by them or any of them by reason of the exercise of any such powers.

8.1.2 Regulation 87 in Table A shall not apply to the Company.

9. PROCEEDINGS OF DIRECTORS

9.1.1 A director may vote, at any meeting of the directors or of any committee of the directors, on any resolution, notwithstanding that it in any way concerns or relates to a matter in which he has, directly or indirectly, any kind of interest whatsoever, and if he shall vote on any such resolution his vote shall be counted; and in relation to any such resolution as aforesaid he shall (whether or not he shall vote on the same) be taken into account in calculating the quorum present at the meeting.

9.1.2 Each director shall comply with his obligations to disclose his interest in contracts under section 317 of the Act.

9.1.3 Regulations 94 to 97 (inclusive) in Table A shall not apply to the Company.

10. COMMUNICATION BY MEANS OF A WEBSITE

10.1 Subject to the provisions of the 2006 Act, a document or information may be sent or supplied by the Company to a person by being made available on a website.

11. THE SEAL

11.1 If the Company has a seal it shall only be used with the authority of the directors or of a committee of directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or second director. The obligation under regulation 6 in Table A relating to the sealing of share certificates shall apply only if the Company has a seal. Regulation 101 in Table A shall not apply to the Company.

11.2 The Company may exercise the powers conferred by section 39 of the Act with regard to having an official seal for use abroad, and such powers shall be vested in the directors.

12. PROTECTION FROM LIABILITY

12.1 For the purposes of this article a "Liability" is any liability incurred by a person in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company or otherwise in connection with his duties, powers or office and "Associated Company" shall bear the meaning referred to in section 256 of the 2006 Act. Subject to the provisions of the 2006 Act and without prejudice to any protection from liability which may otherwise apply:

(a) the directors shall have power to purchase and maintain for any director of the Company, any director of an Associated Company, any auditor of the Company and any officer of the Company (not being a director or auditor of the Company), insurance against any Liability; and

(b) every director or auditor of the Company and every officer of the Company (not being a director or auditor of the Company) shall be indemnified out of the assets of the Company against any loss or liability incurred by him in defending any proceedings in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from any Liability.

12.2 Regulation 118 in Table A shall not apply to the Company.

13. TRANSFER OF SHARES

13.1 The directors may, in their absolute discretion and without assigning any reason therefor, decline to register the transfer of a share, whether or not it is a fully paid share, and the first sentence of regulation 24 in Table A shall not apply to the Company.

Name and address of subscriber

BATS Holdings, Inc
The Corporation Trust Company
1209 Orange Street
WILMINGTON 19801
Delaware
USA

Dated 28th March 2008.

The regulations of Table A to the Companies Act 1985 apply to the Company save in so far as they are excluded or varied by its Articles of Association.

Table A as it relates to a private company limited by shares, as prescribed by the Companies (Tables A to F) Regulations 1985 (S.I. 1985 No. 805), amended by the Companies (Tables A to F) (Amendment) Regulations 1985 (S.I. 1985 No. 1052), The Companies Act 1985 (Electronic Communications) Order 2000 (S.I. 2000 No. 3373), the Companies (Tables A to F) (Amendment) Regulations 2007 (S.I. 2007 No 2541) and the Companies (Tables A to F) (Amendment) (No 2) Regulations 2007 (S.I. 2007 No 2826), is reprinted below.

Table A THE COMPANIES ACT 1985
Regulations for Management of a Company Limited by Shares

INTERPRETATION

1. **In these regulations -**

"the Act" means the Companies Act 1985 including any statutory modification or re-enactment thereof for the time being in force and any provisions of the Companies Act 2006 for the time being in force.

"the articles" means the articles of the company.

"clear days" in relation to the period of notice means that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect.

"communication" means the same as in the Electronic Communications Act 2000.

"electronic communication" means the same as in the Electronic Communications Act 2000.

"executed" includes any mode of execution.

"office" means the registered office of the company.

"the holder" in relation to shares means the member whose name is entered in the register of members as the holder of the shares.

"the seal" means the common seal of the company.

"secretary" means the secretary of the company or any other person appointed to perform the duties of the secretary of the company, including a joint, assistant or deputy secretary.

"the United Kingdom" means Great Britain and Northern Ireland.

Unless the context otherwise requires, words or expressions contained in these regulations bear the same meaning as in the Act but excluding any statutory modification thereof not in force when these regulations become binding on the company.

SHARE CAPITAL

2. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the company may by ordinary resolution determine.

3. Subject to the provisions of the Act, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the company or the holder on such terms and in such manner as may be provided by the articles.

4. The company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

5. Except as required by law, no person shall be recognised by the company as holding any share upon any trust and (except as otherwise provided by the articles or by law) the company shall not be bound by or recognise any interest in any share except an absolute right to the entirety thereof in the holder.

SHARE CERTIFICATES

6. Every member, upon becoming the holder of any shares, shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the directors may determine. Every certificate shall be sealed with the seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. The company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

7. If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

8. The company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may at any time declare any share to be wholly or in part exempt from the provisions of this regulation. The company's lien on a share shall extend to any amount payable in respect of it.

9. The company may sell in such manner as the directors determine any shares on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

10. To give effect to a sale the directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

11. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES AND FORFEITURE

12. Subject to the terms of allotment, the directors may make calls upon the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the company of any sum due thereunder, be revoked in whole or part and payment of a call may be postponed in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

13. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

14. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

15. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call, or if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

16. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of the articles shall apply as if that amount had become due and payable by virtue of a call.

17. Subject to the terms of allotment, the directors may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

18. If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

19. If the notice is not complied with any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

20. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the directors think fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the directors may authorise some person to execute an instrument of transfer of the share to that person.

21. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the shares forfeited but shall remain liable to the company for all moneys which at the date of forfeiture were presently payable by him to the company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

22. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the share.

TRANSFER OF SHARES

23. The instrument of transfer of a share may be in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

24. The directors may refuse to register the transfer of a share which is not fully paid to a person of whom they do not approve and they may refuse to register the transfer of a share on which the company has a lien. They may also refuse to register a transfer unless:-

(a) it is lodged at the office or at such other place as the directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer:-

(b) it is in respect of only one class of shares; and

(c) it is in favour of not more than four transferees.

25. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the company send to the transferee notice of the refusal.

26. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

27. No fee shall be charged for the registration of any instrument of transfer or other document, relating to or affecting the title to any share.

28. The company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

TRANSMISSION OF SHARES

29. If a member dies the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his interest; but nothing herein contained shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

30. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the share to that person. All the articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the member and the death or bankruptcy of the member had not occurred.

31. A person becoming entitled to a share in consequence of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any meeting of the company or at any separate meeting of the holders of any class of shares in the company.

ALTERATION OF SHARE CAPITAL

32. The company may by ordinary resolution:-
(a) increase its share capital by new shares of such amount as the resolution prescribes;
(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;
(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and
(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.
33. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the company) and distribute the net proceeds of sale in due proportion among those members, and the directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the direction of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.
34. Subject to the provisions of the Act, the company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way.

PURCHASE OF OWN SHARES

35. Subject to the provisions of the Act, the company may purchase its own shares (including any redeemable shares) and, if it is a private company, make a payment in respect of the redemption or purchase of its own shares otherwise than out of distributable profits of the company or the proceeds of a fresh issue of shares.

GENERAL MEETINGS

36. [Deleted]
37. The directors may call general meetings and, on the requisition of members pursuant to the provisions of the Act, shall forthwith proceed to convene a general meeting in accordance with the provisions of the Act. If there are not within the United Kingdom sufficient directors to call a general meeting, any director or any member of the company may call a general meeting.

NOTICE OF GENERAL MEETINGS

38. General meetings shall be called by at least fourteen clear days' notice but a general meeting may be called by shorter notice if it is so agreed:-
(a) [Deleted]
(b) by a majority in number of the members having a right to attend and vote being a majority together holding not less than ninety per cent in nominal value of the shares giving that right.
The notice shall specify the time and place of the meeting and the general nature of the business to be transacted.
Subject to the provisions of the articles and to any restrictions imposed on any shares, the notice shall be given to all the members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors.
39. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

40. No business shall be transacted at any meeting unless a quorum is present. Save in the case of a company with a single member two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation, shall be a quorum.
41. If such a quorum is not present within half an hour from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the directors may determine.
42. The chairman, if any, of the board of directors or in his absence some other director nominated by the directors shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) be present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number to be chairman and, if there is only one director present and willing to act, he shall be chairman.
43. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.
44. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the company.
45. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.
46. A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded:-
(a) by the chairman; or
(b) by at least two members having the right to vote at the meeting; or
(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or
(d) by a member or members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right;
and a demand by a person as proxy for a member shall be the same as a demand by the member.
47. Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number of proportion of the votes recorded in favour of or against the resolution.
48. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.
49. A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.
50. [Deleted]
51. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.
52. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.
53. [Deleted]

VOTES OF MEMBERS

54. Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy, unless the proxy (in either case) or the representative is himself a member entitled to vote, shall have one vote and on a poll every member shall have one vote for every share of which he is the holder.
55. In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the register of members.
56. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that court, and any such receiver, curator bonis or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote shall be deposited at the office, or at such other place as is specified in accordance with the articles for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.
57. No member shall vote at any general meeting or at any separate meeting of the holders of any class of shares in the company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.
58. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.
59. On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion.
60. The appointment of a proxy shall be executed by or on behalf of the appointor and shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the directors may approve):-

PLC/Limited
I/We, , of , being a member/members of the above-named company, hereby appoint of or failing him, of , as my/our proxy to vote in my/our name(s) and on my/our behalf at the general meeting of the company to be held on 19 , and at any adjournment thereof.
Signed on 19
61. Where it is desired to afford members an opportunity of instructing the proxy how he shall act the appointment of a proxy shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the directors may approve):-

PLC/Limited
I/We, , of being a member/members of the above-named company, hereby appoint of or failing him, of , as my/our proxy to vote in my/our name(s) and on my/our behalf at the general meeting of the company to be held on 19 , and at any adjournment thereof.

This form is to be used in respect of the resolutions mentioned below as follows:

Resolution No. 1 *for *against
Resolution No. 2 *for *against

*Strike out whichever is not desired.
Unless otherwise instructed, the proxy may vote as he thinks fit or abstain from voting.

Signed this day of 19 .
62. The appointment of a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the directors may:-
(a) in the case of an instrument in writing be deposited at the office or at such other place within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the company in relation to the meeting not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or
(aa) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications -
(i) in the notice convening the meeting, or
(ii) in the instrument of proxy sent out by the company in relation to the meeting, or
(iii) in any invitation contained in an electronic communication to appoint a proxy issued by the company in relation to the meeting,
be received at such address not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote;
(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or
(c) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;
and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid. In this regulation and the next, "address", in relation to electronic communications, includes any number or address used for the purposes of such communications.
63. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the company at the office or at such other place at which the instrument of proxy was duly deposited or, where the appointment of the proxy was contained in an electronic communication, at the address at which such appointment was duly received before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

NUMBER OF DIRECTORS

64. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall not be subject to any maximum but shall be not less than two.

ALTERNATE DIRECTORS

65. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.
66. An alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing

him is not personally present, and generally to perform all the functions of his appointor as a director in his absence but shall not be entitled to receive any remuneration from the company for his services as an alternate director. But it shall not be necessary to give notice of such a meeting to an alternate director who is absent from the United Kingdom.

67. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been reappointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

68. Any appointment or removal of an alternate director shall be by notice to the company signed by the director making or revoking the appointment or in any other manner approved by the directors.

69. Save as otherwise provided in the articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

70. Subject to the provisions of the Act, the memorandum and the articles and to any directions given by special resolution, the business of the company shall be managed by the directors who may exercise all the powers of the company. No alteration of the memorandum or articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this regulation shall not be limited by any special power given to the directors by the articles and a meeting of directors at which a quorum is present may exercise all powers exercisable by the directors.

71. The directors may, by power of attorney or otherwise, appoint any person to be the agent of the company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

DELEGATION OF DIRECTORS' POWERS

72. The directors may delegate any of their powers to any committee consisting of one or more directors. They may also delegate to any managing director or any director holding any other executive office such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the articles regulating the proceedings of directors so far as they are capable of applying.

APPOINTMENT AND RETIREMENT OF DIRECTORS

73. [Deleted]

74. [Deleted]

75. [Deleted]

76. No person shall be appointed or reappointed a director at any general meeting unless:-

(a) he is recommended by the directors; or

(b) not less than fourteen nor more than thirty-five clear days before the date appointed for the meeting, notice executed by a member qualified to vote at the meeting has been given to the company of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the company's register of directors together with notice executed by that person of his willingness to be appointed or reappointed.

77. Not less than seven nor more than twenty-eight clear days before the date appointed for holding a general meeting notice shall be given to all who are entitled to receive notice of the meeting of any person who is recommended by the directors for appointment or reappointment as a director at the meeting or in respect of whom notice has been duly given to the company of the intention to propose him at the meeting for appointment or reappointment as a director. The notice shall give the particulars of that person which would, if he were so appointed or reappointed, be required to be included in the company's register of directors.

78. The company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director and may also determine the rotation in which any additional directors are to retire.

79. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the articles as the maximum number of directors.

80. [Deleted]

DISQUALIFICATION AND REMOVAL OF DIRECTORS

81. The office of a director, shall be vacated if:-

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either:-

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1960; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the company; or

(e) he shall for more than six consecutive months have been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated.

REMUNERATION OF DIRECTORS

82. The directors shall be entitled to such remuneration as the company may by ordinary resolution determine and, unless the resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

DIRECTORS' EXPENSES

83. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the company or otherwise in connection with the discharge of their duties.

DIRECTORS' APPOINTMENTS AND INTERESTS

84. Subject to the provisions of the Act, the directors may appoint one or more of their number to the office of managing director or to any other executive office under the company and may enter into an agreement or arrangement with any director for his employment by the company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made upon such terms as the directors determine and they may remunerate any such director for his services as they think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the company. A managing director and a director holding any other executive office shall not be subject to retirement by rotation.

85. Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office:-

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the company or in which the company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the company or in which the company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

86. For the purposes of regulation 85:-

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

87. The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the company or with any body corporate which is or has been a subsidiary of the company or a predecessor in business of the company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

88. Subject to the provision of the articles, the directors may regulate their proceedings as they think fit. A director may, and the secretary at the request of a director shall, call a meeting of the directors. It shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom. Questions arising at a meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

89. The quorum for the transaction of the business of the directors may be fixed by the directors and unless so fixed at any other number shall be two. A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum.

90. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

91. The directors may appoint one of their number to be the chairman of the board of directors and may at any time remove him from that office. Unless he is unwilling to do so, the director so appointed shall preside at every meeting of directors at which he is present. But if there is no director holding that office, or if the director holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

92. All acts done by a meeting of directors, or of a committee of directors, or by a person acting as a director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

93. A resolution in writing signed by all the directors entitled to receive notice of a meeting of directors or of a committee of directors shall be as valid and effectual as if it had been passed at a meeting of directors or (as the case may be) a committee of directors duly convened and held and may consist of several documents in the like form each signed by one or more directors, but a resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity.

94. Save as otherwise provided by the articles, a director shall not vote at a meeting of directors or of a committee of directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty which is material and which conflicts or may conflict with the interests of the company unless his interest or duty arises only because the case falls within one or more of the following paragraphs:-

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the company or any of its subsidiaries;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the company or any of its subsidiaries for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his subscribing or agreeing to subscribe for any shares, debentures or other securities of the company or any of its subsidiaries, or by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by the company or any of its subsidiaries for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes.

For the purposes of this regulation, an interest of a person who is, for any purpose of the Act (excluding any statutory modification thereof not in force when this regulation becomes binding on the company), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

95. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

96. The company may by ordinary resolution suspend or relax to any extent, either generally or in respect of any particular matter, any provision of the articles prohibiting a director from voting at a meeting of directors or of a committee of directors.

97. Where proposals are under consideration concerning the appointment of two or more directors to offices or employments with the company or any body corporate in which the company is interested the proposals may be divided and considered in relation to each director separately and (provided he is not for another reason precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

98. If a question arises at a meeting of directors or of a committee of directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive.

SECRETARY

99. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit; and any secretary so appointed may be removed by them.

MINUTES

100. The directors shall cause minutes to be made in books kept for the purpose:-

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the company, of the holders of any class of shares in the company, and of the directors, and of committees of directors, including the names of the directors present at such meeting.

THE SEAL

101. The seal shall only be used by the authority of the directors or of a committee of directors authorised by the directors. The directors may determine who shall sign

any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or by a second director.

DIVIDENDS

102. Subject to the provisions of the Act, the company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

103. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. Provided the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

104. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

105. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

106. Any dividend or other moneys payable in respect of a share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share.

107. No dividend or other moneys payable in respect of a share shall bear interest against the company unless otherwise provided by the rights attached to the share.

108. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the company.

ACCOUNTS

109. No member shall (as such) have any right of inspecting any accounting records or other book or document of the company except as conferred by statute or authorised by the directors or by ordinary resolution of the company.

CAPITALISATION OF PROFITS

110. The directors may with the authority of an ordinary resolution of the company:-

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the company's share premium account or capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other; but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this regulation, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this regulation in fractions; and

(d) authorise any person to enter on behalf of all the members concerned into an agreement with the company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members.

NOTICES

111. Any notice to be given to or by any person pursuant to the articles (other than a notice calling a meeting of the directors) shall be in writing or shall be given using electronic communications to an address for the time being notified for that purpose to the person giving notice. In this regulation, "address", in relation to electronic communications, includes any number or address used for the purposes of such communications.

112. The company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by giving it using electronic communications to an address for the time being notified to the company by the member. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom and who gives to the company an address within the United Kingdom at which notices may be given to him, or an address to which notices may be sent using electronic communications shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the company. In this regulation and the next, "address" in relation to electronic communications, includes any number or address used for the purposes of such communications.

113. A member present, either in person or by proxy, at any meeting of the company or of the holders of any class of shares in the company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

114. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been duly given to a person from whom he derives his title.

115. Proof that an envelope containing a notice was properly addressed, prepaid and posted shall be conclusive evidence that the notice was given. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given. A notice shall be deemed to be given at the expiration of 48 hours after the envelope containing it was posted, or, in the case of a notice contained in an electronic communication, at the expiration of 48 hours after the time it was sent.

116. A notice may be given by the company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by the articles for the giving of notice to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any, within the United Kingdom supplied for that purpose by the persons claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

WINDING UP

117. If the company is wound up, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by the Act, divide among the members in specie the whole or any part of the assets of the company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

118. Subject to the provisions of the Act but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer or auditor of the company shall be indemnified out of the assets of the company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the company.

EXHIBIT D

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1. BATS Exchange, Inc., an affiliate of the applicant, filed financial statements for the year ended December 31, 2008 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

2. BATS Trading, Inc., an affiliate of the applicant, filed financial statements for the year ended December 31, 2008 with the Commission pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

3. Financial statements for the year ended December 31, 2008 for BATS Global Markets, Inc., the applicant's parent, were filed with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934 (applicable to BATS Exchange, Inc.).

4. Financial statements for the year ended December 31, 2008 for BATS Trading Limited, an affiliate of the applicant, were filed with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934 (applicable to BATS Exchange, Inc.).

EXHIBIT E

Exhibit E: Proposed Operation of BATS Y-Exchange

Exhibit Request:

Describe the manner of operation of the System. This description should include the following:

1. **The means of access to the System.**

2. **Procedures governing entry and display of quotations and orders in the System.**

3. **Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.**

4. **Proposed fees.**

5. **Procedures for ensuring compliance with System usage guidelines.**

6. **The hours of operation of the System, and the date on which applicant intends to commence operation of the System.**

7. **Attach a copy of the users' manual.**

8. **If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.**

Response:

A. Introduction

BATS Y-Exchange, Inc. ("Exchange" or "BATS YX") proposes to register as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Exchange will be owned by its parent company, BATS Global Markets, Inc. ("BATS Global Markets"), which will elect all directors of the Board of Directors of the Exchange, except for those directors approved by members pursuant to Article III, Section 4 of the By-Laws of the Exchange. The members of the Exchange ("Members") will consist of those broker-dealers admitted to membership and entitled to enter orders in, and receive executions through, the Exchange's order book (as defined below) or otherwise. Members will be subject to the rules of the Exchange, and will have representation on the Exchange's Board of Directors and committees. Members who are not also shareholders of BATS Global Markets shall not have any ownership interest in the Exchange.

Once registered, the Exchange will operate a fully automated electronic book ("order book") for orders to buy or sell securities ("orders") with a continuous, automated matching function. Liquidity will be derived from orders to buy and orders to sell submitted to the Exchange electronically by its Members from remote locations. There will be no Exchange trading floor, however, the Exchange does intend to allow firms to register as market makers with affirmative and negative market making obligations as set forth in proposed Rules 11.5 through 11.8.

Membership in the Exchange will be open to any broker-dealer registered under Section 15(b) of the Exchange Act that meets the standards for membership set forth in proposed Exchange Rules 2.3 through 2.5. There will only be one class of membership, with all Members enjoying the same rights and privileges on the Exchange. Although the Exchange will permit Members to register as Exchange Market Makers, such Market Makers will not receive special privileges or rights vis-à-vis other Members. Members will be subject to fees for orders executed on the Exchange as set forth in the Rules of the Exchange or as may otherwise be determined by the Board of Directors of the Exchange from time-to-time. Exchange memberships will not be transferable except in the event of a change in control of a Member, and such transfer will be subject to the written consent of the Exchange, and to any conditions to such transfers imposed by the Exchange. The Exchange currently does not contemplate charging a fee for membership in the Exchange. A more detailed description of the membership criteria is set forth in Chapter II of the Exchange's proposed rules. *See* Exhibit B, *supra.*

This exhibit describes, in summary form, the proposed operation of the Exchange. A more detailed description of the proposed Exchange is set forth in the proposed By-Laws and Rules of the Exchange. *See* Exhibits A and B to this Application.

B. Access to the Exchange (#1)

Member Access. Members of the Exchange, Service Bureaus on behalf of a Member, and "Sponsored Participants" (as described below, and together with Members and Service Bureaus, collectively referred to as "Access Participants" for purposes of this paragraph B) will be permitted to send orders to buy and sell securities listed or traded on the Exchange to the Exchange electronically through the use of a variety of systems. The Exchange will not accept telephone orders.

The Exchange has designed its systems to allow its Members to individually determine the best method for accessing the Exchange. Thus, Members may develop their own customized front-end software using protocols determined by the Exchange, or may use third-party vendors to route orders to the Exchange via a front end or service bureau configuration. Access Participants will be able to access the Exchange remotely through a variety of methods and connections that support a minimum data exchange rate, as may be determined by the Exchange from time-to-time.

Direct access to the Exchange is available to Access Participants at an Internet Protocol ("IP") address by one or more of the following methods: (i) electronic access at the Exchange's IP network address by the Access Participant's own software, via communications that are compliant with the Financial Information Exchange ("FIX") protocol application programmer interface ("API") provided by the Exchange; (ii) electronic access at the IP network address maintained by the Exchange by the Access Participant's own software that is compliant with the API provided by the Exchange; or (iii) other means of access provided from time to time by the Exchange.

Access Participants provide a unique IP address to the Exchange for each requested connection, and the Exchange then configures its routers to only allow access from the Access Participant's IP address to a dedicated IP address on the Exchange's order handling network. In this way, only authorized Access Participants can gain access to BATS via registered physical IP addresses.

Access Participants will be responsible for having procedures reasonably designed for safeguarding access to the Exchange and for notifying the Exchange upon learning that such safeguards have been compromised. Connectivity to the Exchange will occur through secure telecommunications "ports" or points of entry. Specifically, each Access Participant will be assigned a specific port, or multiple ports, each of which has a unique session identification code provided only to such Access Participant.

Non-Member Access. Non-members may access the Exchange through broker-dealer members of the Exchange, including the affiliated broker-dealers of other national securities exchanges. Non-members also may access the Exchange pursuant to Exchange rules governing "sponsored access" to the Exchange, as described below.

Sponsored Participant Access to the Exchange. The Exchange plans to permit access to the Exchange to entities ("Sponsored Participants") whose access is authorized in advance by one or more members ("Sponsoring Member") in accordance with Exchange Rules. The Sponsoring Member must agree to be responsible for all orders entered on the Exchange by the Sponsored Participant. In addition, Sponsored Participants must agree to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange.

C. Entry and Display of Quotations and Orders in the System (#2)

Entry of Orders on the Exchange. The Exchange will accept the submission of orders by Exchange Members in securities admitted to unlisted trading privileges ("UTP") on the Exchange. The Exchange will not list securities initially, though it may do so in the future. Accordingly, while this Application, including certain rules included in Exhibit B, contains references to securities listed or trading pursuant to UTP, the reference to securities listed on the Exchange is intended to be read prospectively.

Orders entered into BATS YX must be priced and must have a designated size ("limit orders") or must be orders to buy or sell a stated amount of a security at the national best bid or offer when the order reaches the Exchange ("market orders"). Limit orders and market orders, as defined above, are hereinafter collectively referred to as "orders". The Exchange proposes to cancel any portion of a market order submitted to the Exchange if such order would execute at a price that is more than 50 cents or 5 percent worse than the national best bid or the national best offer at the time the order initially reaches the Exchange, whichever is greater.

Orders will be accepted for any such security, whether submitted by a Member on a proprietary or agency basis, in any size up to 999,999 shares. Orders may be submitted in round lots or odd lots. To reduce the possibility of the entry of erroneously large orders, the Exchange will provide Members with the ability to establish parameters as to the maximum number of shares that can be entered on their behalf or on behalf of their clients in any given order.

Members may submit the following orders to the Exchange: IOC; Day; Good 'til Cancel; Good 'til Day; Good 'til Extended Day; Reserve; Odd Lot; Mixed Lot; BATS Only; BATS Post Only; Partial Post Only at Limit; Pegged; Mid-Point Peg; Discretionary; Non-Displayed; Destination Specific; Modified Destination Specific; and Intermarket Sweep. Each of these types of orders is described in detail in proposed Exchange Rule 11.9. Members will also be permitted to enter short sales, in accordance with the provisions of Regulation SHO of the Exchange Act. The Exchange will maintain a full audit trail of every order submitted to the Exchange's System. Members may receive status reports regarding orders submitted to the Exchange or change or cancel an order at any time before that order is executed on the Exchange. Exchange system functionality will prevent a locked or crossed market from being displayed by the Exchange with respect to orders to buy and orders to sell submitted to the Exchange.

All securities will be traded in decimals on the Exchange. The actual minimum price increment for orders for securities listed or trading pursuant to UTP on the Exchange will be determined from time-to-time by the Board of Directors of the Exchange, consistent with any Commission rules or regulations adopted in this regard.

Display of Orders. All orders submitted to the Exchange will be displayed unless designated otherwise by the Member submitting the order ("non-displayed orders"). Orders submitted to the Exchange for display shall be displayed on an anonymous basis at the price specified by the Member submitting the order. Non-displayed orders will not be displayed to any Member of the Exchange and will not have time priority over displayed orders. In addition, the Exchange intends to become a participant in the Consolidated Quotation Plan ("CQ Plan") and Nasdaq-UTP Plan and will collect and submit to the relevant plan processor the best buy order and the best sell order displayed on the Exchange in Eligible Securities, as defined in these Plans, in accordance with the terms of the Plans.

Finally, to enhance transparency throughout the market, the Exchange intends to make its order book for any security traded on the Exchange available for viewing by any member of the public through the Exchange's web site.

D. Order Routing to other Market Centers

Members may enter into agreements to use the routing services of an affiliated broker-dealer of the Exchange, which will enable Members to route to other market centers the unexecuted portions of designated Routable Orders entered on the Exchange. In this capacity, the affiliated broker-dealer will act as an agent of the Member. See Exhibit C and proposed Exchange Rules 2.11 and 2.12 for further details regarding the affiliated router. Members will have no obligation, however, to utilize the order routing functionality provided by the Exchange's broker-dealer affiliate. Accordingly, Members can select other broker-dealers to provide order-routing functions or use their own internal order-routing systems. .

E. Execution, Reporting, Clearance and Settlement Procedures (#3)

Execution of Orders Submitted to Exchange's order book. Trades will occur when an order to buy and an order to sell match on the Exchange's order book. An order to buy submitted to the Exchange's order book will be automatically executed by the Exchange's order book to the extent that it is priced at an amount that equals or exceeds any order to sell for the same security submitted to the Exchange's order book. Such order to buy shall be executed at the price of the lowest-priced order to sell having precedence on the Exchange's order book. All orders are matched according to price-display-time priority. An order to sell submitted to the Exchange's order book will be automatically executed by the Exchange's order book to the extent that it is priced at an amount that equals or is less than any order to buy for the same security submitted to the Exchange's order book. Such order to sell shall be executed at the price of the highest-priced order to buy having precedence on the Exchange's order book. Proposed Rule 11.12 describes the priority given to orders at the same price. Non-displayed orders will have priority over orders at inferior prices, whether displayed or non-displayed, but will not have priority or time precedence over orders displayed at equal or superior prices. In the event that less than the full size of an order is executed, whether displayed or non-displayed, the unexecuted size of the order will continue to reside on the Exchange's order book, and if displayed, will be redisplayed at such price. Such partially executed orders retain priority and precedence at the same price.

In executing orders submitted to the Exchange's order book, the Exchange will not distinguish between orders submitted by Members for their own accounts and orders submitted by Members for their customers. Unlike exchanges that conduct trading via a physical trading floor, all Exchange Members will submit orders to the Exchange from remote locations and have equal access to orders residing on the Exchange. Similarly, because orders on the Exchange will be executed automatically, no Member of the Exchange will have the ability to control the timing of execution (other than to change or cancel an order prior to execution) or otherwise enjoy the type of special order handling advantages that may be available on the physical floor of an exchange. Moreover, as noted above, non-Members will have access to the display of orders on the Exchange's order book through the Exchange's web site.

The Exchange will have a policy that will permit it to address those instances in which transactions occurring on the Exchange involve obvious errors ("Clearly Erroneous Policy"). Under the Clearly Erroneous Policy, Members receiving an execution based on the entry of a buy or sell order that clearly was in error – in terms of price, quantity, or identification of the proper symbol for a security – will be permitted to request that the Exchange void the transaction. Using the numerical guidelines with consideration for other appropriate factors, as set forth in proposed Exchange Rule 11.17(c), Designated Exchange officials will review the transaction to determine whether, in fact, the transaction was clearly erroneous. If such officials determine that a trade is clearly erroneous, they shall declare the trade null and void. A Member may appeal the initial decision by Exchange officials to the Clearly Erroneous Panel, which will be comprised of the CRO, or a designee of the CRO, and representatives from two (2) Members. To the extent the Clearly Erroneous Panel upholds the initial ruling of the Exchange official, then the Exchange will assess a $500.00 fee to the appealing party. In addition, if another market center charges the Exchange for an unsuccessful appeal, which appeal has been filed by the Exchange at the request of a Member, then the Exchange will pass that fee on to the requesting Member.

An officer of the Exchange or another senior level employee will also have the authority, on his or her own motion, to review and nullify transactions arising out of the use of the Exchange's order book, including, but not limited to, during a period of disruption or malfunction, or in the event of extraordinary market conditions or other circumstances in which the nullification or modification of transactions may be necessary for the maintenance of a fair and orderly market or the protection of investors and the public interest.

Trade Reporting. The Exchange intends to become a participant in the Consolidated Tape Association Plan ("CTA Plan") and will report trades in Eligible Securities (as defined in the CTA Plan) pursuant to the terms of the plan. Similarly, the Exchange expects to join the Nasdaq-UTP Plan and will report trades in Nasdaq securities traded on the Exchange that have been admitted to unlisted traded privileges pursuant to the provisions of that plan.

Clearance and Settlement of Exchange Trades. The Exchange will require each Member to be a member of a registered clearing agency or clear its transactions through a Member that is a member of a registered clearing agency.

F. Exchange Fees (#4)

Fees Generally. The Exchange currently does not propose to charge a fee for Exchange membership. The Exchange may, in the future, however, prescribe such reasonable dues, fees, and assessments or other charges as it may deem appropriate. Similarly, where there is no existing, matching, contra-side buy or sell order residing on the Exchange, Members entering orders on the Exchange's order book will generally not be assessed a fee. Instead, Members entering orders under such circumstances will likely receive a credit from the Exchange for orders entered and later executed on the Exchange. There will not be a fee charged for changing or canceling an order prior to execution of such order. Exchange Members submitting buy or sell orders that execute against existing, matching, contra-side orders already residing on the Exchange will likely be charged a per share fee, payable to the Exchange on a monthly basis. The Exchange may periodically adjust its pricing model, including potentially offering trading on the Exchange free of charge and without any rebates. The Exchange may also charge a connectivity fee based on the number of ports utilized by the Member. Exchange Members will be solely responsible for all telecommunications costs and all other expenses incurred in linking to, and maintaining links to, the Exchange. The Exchange may pass on fees to a Member, however, to the extent the Exchange is charged a fee by a third party in connection with such Member's connectivity to the Exchange. The Exchange may determine to revise or impose different fees upon its Members from time-to-time.

G. Procedures for Ensuring Compliance with Exchange Usage Guidelines (#5)

The Exchange System contains embedded Member order entry and trade guidelines. All data representing a Member's order must comply with these guidelines. Members cannot override these embedded guidelines. With respect to technical standards, prior to allowing a new Member to begin trading, the Exchange and the Member will thoroughly test the Member's connectivity. In addition, the Member may enter orders in test securities to ensure compatibility with the Exchange's system protocol. A Member may begin trading only after the Exchange is satisfied that both the Member's hardware and software meet the Exchange's standards.

Members also must agree to maintain an adequate connection to the Exchange as defined from time-to-time by the Exchange that includes a connection of sufficient speed and equipment of minimum quality.

H. Hours of Operation and Proposed Commencement of the Exchange (#6)

The Exchange proposes to operate Monday to Friday from 8:00 a.m. Eastern Time to 5:00 p.m. Eastern Time, or during any other day or time approved by the Board of Directors of the Exchange.

The Exchange proposes to commence operations upon the Commission's approval of its Form 1 Application for Registration as a National Securities Exchange.

I. Exchange Users Manual (#7)

As discussed above, Members will be provided with the Exchange's technical specifications, which will enable them to develop or purchase their own, customized front-end software for interfacing with the Exchange. Members also may use third-party vendors to route orders to the Exchange via a front end or service bureau configuration. At a time closer to its initial operation as an exchange, the Exchange will file a draft Users Manual that will be provided to all Members and prospective Members of the Exchange. The Exchange's Users Manual will likely be combined with, and virtually identical to, the attached Users Manual of the Exchange's affiliate, BATS Exchange, Inc (see Exhibit E(1)). The Users Manual will describe the Exchange's technical specifications and will provide Members, prospective Members and other users of the Exchange with additional information that the Exchange believes will be useful to such persons for trading on the Exchange.

J. Possession of Funds or Securities (#8)

The Exchange will not hold funds or securities of its Members.

Exhibit E(1)

Making Markets Better®

User's Manual

Last revised: March 2, 2009

TABLE OF CONTENTS

Introduction

This document provides background information regarding BATS Exchange, Inc. ("BATS" or the "Exchange").

Information contained in this document is subject to change at any time. For the latest updates, please refer to www.batstrading.com.

Our Mission

To make markets better.

BATS Trading, Inc. was incorporated in June 2005 in response to the rapid consolidation in the ECN space. On August 18, 2008, BATS Exchange, Inc.'s registration as a national securities exchange was approved by the Securities and Exchange Commission, and on October 24, 2008, the Exchange commenced operations as a national securities exchange. BATS believes competition drives innovation, and that there should be a choice between multiple competing electronic markets.

The Exchange's trading platform was built from the ground up to handle high speed, high volume, anonymous, reliable trading of US equities. We are rapidly working to enhance our product functionality.

We want to earn your business.

Become a Member

To be a Member of the Exchange a firm must be registered as a broker-dealer, must be a member of at least one other national securities exchange or national securities association, must be able to clear trades or must clear through a clearing firm, and must meet certain additional criteria prescribed by the Exchange and set forth in Chapter II of the Exchange's Rules. Non-Members may also gain access to the Exchange through a Sponsored Participant arrangement with a Sponsoring Member firm, in accordance with the Exchange's Rules.

Membership application forms, as well as information and forms regarding sponsored access to the Exchange are available on the Exchange's website, www.batstrading.com. Please contact BATS at (913) 815-7002 for more information about becoming a Member or a Sponsored participant.

How BATS Works

Users connect to the system via the **BATS FIX Order Handler** using the industry standard FIX protocol, with BATS specific extensions. The BATS FIX Order Handler validates incoming orders, converts them to an internal proprietary format, and forwards them to the appropriate matching unit.

At the core of the system are several **Matching Units**. Each matching unit handles a bin of symbols, which can be reallocated to balance the load across the system. The matching unit compares the limit price of an incoming order with the price of resting limit orders on the **BATS Order Book** and the price of other markets' displayed quotes. If the order is immediately marketable against the BATS Order Book, and the BATS quote is equal to or better than the consolidated quote, an immediate match is made and communicated back to Users. If another market is displaying a better quote, the order will be handled depending on a User's instructions (*e.g.*, forwarded to the other market to attempt to fill the order, posted to the BATS book, cancelled, etc.).

Full depth of book market data is available via the BATS PITCH (uncompressed) or FAST PITCH (compressed) protocol. Top of book market data is also available through the BATS TOP protocol. Unlike some competitors, BATS does not charge Members or other data recipients to use its market data.

Users or their clearing firms may request copies of their executions via the BATS DROP protocol. This protocol works either in real-time or in a batch mode.

Technology

The Exchange's trading platform is housed in a world-class data center in Weehawken, New Jersey maintained by SAVVIS, Inc. The same facility is used to host the at least one other national securities exchange. BATS also maintains a copy of its trading platform at its secondary site, a data center in Nutley, New Jersey maintained by BT Radianz.

Both data centers provide a high level of security and availability through redundant and reliable environment control systems (redundant power supplies, on-site backup generators, cooling systems, etc). Datacenter personnel are available 24/7 to maintain and service the system.

The Exchange's trading platform is distributed across several servers to maximize throughput, minimize bottlenecks, and allow for simplified scalability. More servers can be added easily to expand system capacity.

Fast, reliable data storage is provided by a Storage Area Network (SAN).

Order Types and Related Information

BATS Order Types

BATS accepts limit orders and market orders. Orders are limited to a maximum of 999,999 shares.

Users may submit orders to the Exchange designated as IOC, Day, Good 'til Cancel, Good 'til Day, Reserve, Odd Lot, Mixed Lot, BATS Only, BATS Post Only, Partial Post Only at Limit, Pegged, Mid-Point Peg, Discretionary, Non-Displayed, Destination Specific, Modified Destination Specific, and/or Intermarket Sweep.

Refer to Chapter XI of the Exchange's Rules for more information regarding order types. Refer to the BATS FIX Specification for more details on how various order types are implemented.

Minimum Trading Increment

Most stocks trade in increments of $0.01. However, some stocks are eligible for trading in sub-penny increments of $0.0001. Orders that are priced in increments finer than the minimum trading increment are rejected.

Time in Force Values

IOC – immediate-or-cancel
DAY – available for trading during pre-opening and regular trading hours
GTD – expires at the earlier of specified expire time or end of regular trading hours

All remaining orders (including GTC Orders) expire at the end of regular trading hours.

Routing

Users have the option, but are not required, to use the Exchange's affiliated broker-dealer, BATS Trading, Inc., to route orders to markets other than the Exchange. Neither BATS Only nor BATS Post Only Orders are routed to other markets. BATS Post Only Orders add liquidity, and never remove liquidity, from the BATS order book.

Crossing the Market

Orders that would cross the consolidated market are slid or rejected depending upon the request of the User.

Price Sliding

Regulation NMS requires exchanges and other market centers to have rules reasonably designed "to avoid a pattern or practice of displaying a quote which would lock or cross the consolidated quote."

BATS ***price sliding*** allows Users to enter orders on the BATS book which would lock or cross the NBBO, as long as the order would not lock the other orders on the BATS limit order book (displayed or non-displayed).

Without price sliding, algorithmic traders would likely need to retry orders multiple times in rapid succession in order to attempt to get on the BATS book when the consolidated NBBO moves, putting needless load on the system. BATS price sliding ("Displayed Price Sliding") allows the more aggressive orders to reside in the BATS matching engine, even when their display price must be constrained by the NBBO.

BATS Displayed Price Sliding is most likely to occur with non-routable and BATS Post Only Orders. By default, orders route to away market centers when the away market center displays a better quote in the consolidated NBBO than is available on the BATS order book.

Users may disable BATS Displayed Price Sliding by setting FIX tag 9479=R ("DisplayIndicator") on their orders, or changing their default port setting by calling the BATS Trade Desk.

BATS Displayed Price Sliding will permanently re-price orders that cross the NBBO on entry to work at the locking price.

The display price of the order is temporarily "slid" to a less aggressive level in order to avoid putting out a quote which would lock the consolidated NBBO.

Regular incoming orders receive "price improvement" relative to the NBBO when they match against the "slid" order at a price more aggressive than its display price.

When the consolidated NBBO widens, the display price is automatically "unslid" to re-display the order at the previous locking price. The new "unslid" price is reflected both in our PITCH feed and in our quote in the consolidated NBBO.

Displayed Price Sliding is the default setting for BATS FIX ports.

Upon request from a User, the permanent working price and initial display price can be reflected back in the FIX acknowledgement sent to Users in FIX tags 9690 ("Working Price") and 9691 ("Display Price").

Example of BATS Displayed Price Sliding:

NBBO:
10.00X10.01

BATS:
10.00X10.02

1) Buy BATS-Only Order at 10.03
2) Order is re-priced and ranked 10.01 and displayed down to 10.00 (10.01 would lock the NBBO)
3) NBBO goes to 10.00X10.02
4) Order is re-displayed at 10.01 using its existing priority
5) NBBO goes to 10.01X10.03
6) Order remains unchanged (it's only allowed to unslide once after entry)

Note: Order will always execute at 10.01 regardless of its display price at the time

Pegged Orders

BATS allows orders to peg to the NBBO in four ways:

1. Primary - pegs to the same side of the NBBO as the order
2. Market - pegs to the opposite side of the NBBO from the order
3. Mid-Point - pegs to the midpoint of the NBBO
4. Alternate Mid-Point - pegs to the less aggressive of the midpoint of the NBBO or 1 tick inside the same side of the NBBO as the order

All pegged orders are non-displayed. Primary and Market pegs may include a non-aggressive offset. Mid-Point pegs may not include an offset, and may result in executions at half-penny increments. Peg prices will be temporarily clipped as necessary to avoid crossing the market or resting at a price that would create a short sale test reject. All pegged orders are ranked at a lower priority than non-pegged orders. Pegging may be used in conjunction with reserve and discretion. Pegged orders are not routable and therefore must be BATS Only or BATS Post Only. Midpoint-Peg Orders have a lower priority than other pegged orders ranked at the same price.

Throttles

No guarantee is made about system performance, especially during periods of high volatility and order traffic. However, the BATS system was designed to handle at least 500 orders per second, per port, while providing acceptable order acknowledgement times. Users planning to send orders at a higher rate than 500 orders per second should make arrangements to connect to multiple ports and ensure they have an appropriate amount of bandwidth that will be required for their order flow.

Connectivity Choices

Users are responsible for choosing their telecommunications provider and arranging for connections to the primary BATS data center in Weehawken, New Jersey and the secondary data center in Nutley, New Jersey. Users are strongly encouraged to establish connectivity to both data centers to minimize service disruption in the event of an issue at either data center. BATS supports the following connectivity methods:

- Cross-Connect: Users that are co-located in either data center may request an in-house cross-connect from the User's Point of Presence (PoP) to BATS.

- Extranet Providers: BATS is currently on-network with SAVVIS (COIN, FTS, Exchange Express), BTRadianz (RadianzNet), TNSi, RelianceGlobalcom, SFTI, GuavaTech, FAT Networks, NexGen, Xasax, and Atrium.
- VPN: Users may connect via a Virtual Private Network (VPN) over the Internet, utilizing the IP Security Protocol (IPSec). VPN connectivity is also available for certification testing. PITCH, FAST PITCH, and TOP market data are NOT available via VPN. DROP executions are also NOT available via VPN.
- Point-to-Point: Users may connect using a point-to-point connection using leased lines or other network methods (e.g MetroE, T-3).

For more detailed information and instructions on how to connect to the BATS Exchange, please refer to the BATS Connectivity Manual.

Bandwidth Requirements

PITCH and FAST PITCH Market Data Feeds

BATS recommends that Users allocate at least 75 Mbps **per** uncompressed PITCH connection and 25 Mbps **per** FAST PITCH connection.

During spikes in quote updates, Users using less than the recommended bandwidth will experience queuing of their market data. Users using the same bandwidth to both receive quotes and transmit orders should also expect their orders to be slightly delayed. Many Users will find these delays unacceptable and may wish to upgrade their bandwidth to reduce these serialization delays

The table below shows the bandwidth statistics for both the PITCH and FAST PITCH market data feeds for the busiest trading day in November of 2008 (November 13th). The table shows the bandwidth peaks for 1, 5, 10, 30, and 60-second intervals. The statistics include 11 bytes for TCP/IP overhead per packet and do not include the data link layer overhead.

Interval Seconds	Time of Peak	Messages per Second	PITCH Peak Mbps	FAST PITCH Peak Mbps	# times >= 90 percent
1	13:55:20	153,714	71	25	3
5	12:49:58	107,866	50	18	4
10	14:36:16	88,370	41	15	7
30	15:34:07	75,768	35	13	6
60	15:34:14	72,258	34	12	3

It should be noted that BATS data will have micro-bursts within the one second interval above, and that these micro-bursts will exceed the peak rates. The extent to which the network connection to the User will cope with the micro-bursts exceeding the available bandwidth without packet loss will depend heavily on the buffers in the end to end path.

BATS FAST PITCH can achieve up to 73% compression on the BATS PITCH market data stream. For further details on FAST PITCH, see www.batstrading.com/subscriber_resources/BATS_FAST_PITCH.pdf.

As the volume on the BATS Exchange continues to increase, the PITCH market data feed bandwidth requirement will also continue to grow. Users will be notified of PITCH bandwidth requirements as the requirements change.

FIX Order Entry

Bandwidth recommended for submitting orders via FIX depends on expected User order volume. If a User intends to submit orders to BATS and will not receive the PITCH quote feed, then it is possible that the User can connect with less than a T1 equivalent connection. The following table shows the maximum number of inbound orders (and/or cancels) per second that can be handled, with no buffering or delay, with different capacity connections:

	Example Connection Rates		
Order Protocol	**256Kb**	**512Kb**	**1.5Mb**
FIX Capacity	75 / second	150 / second	450 / second

Trading Hours

Pre-Opening Session	8:00 am to 9:30 am Eastern Time
Core Trading Session	9:30 am to 4:00 pm Eastern Time

Holiday Schedule

BATS will be closed in observance of the following holidays:

2009	
New Year's Day	January 1
Martin Luther King, Jr. Day	January 19
President's Day	February 16
Good Friday	April 10
Memorial Day	May 25
Independence Day (observed)	July 3
Labor Day	September 7
Thanksgiving Day	November 26
Christmas	December 25

Clearly Erroneous Executions Policy

The Exchange's Clearly Erroneous Executions policy is set forth in Exchange Rule 11.17. The Exchange's rules are available at http://www.batstrading.com/regulation.

Contact BATS

Web Site	www.batstrading.com
Main Number	(913) 815-7000
Trade Desk	(913) 815-7001 tradedesk@batstrading.com reviewtrade@batstrading.com
Membership Services	(913) 815-7002 membershipservices@batstrading.com
Billing	(913) 815-7003 billing@batstrading.com
Network Operations	(913) 815-7005 noc@batstrading.com
Career Opportunities	work@batstrading.com - please send resume and a cover letter
FAX	(913) 815-7119
Mailing Address	BATS Exchange, Inc. 8050 Marshall Drive, Suite 120 Lenexa, KS 66214
Primary Data Center	SAVVIS, Inc. Weehawken, NJ Dan Diversey Sr. Sales Executive - Financial Markets (312) 214-7912 Dan.Diversey@savvis.net
DR Data Center	BT Radianz Nutley, NJ Jhoan Checo DMA Solutions Specialist (212)303-6850 Jhoan.Checo@bt.com

EXHIBIT F

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. **Application for membership, participation or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant or subscriber of the entity.**
3. **Any other similar materials.**

Response:

Attached please find the following documents:

1. Application Checklist - Exhibit F(1)
2. Membership Application for BATS Y-Exchange - Exhibit F(2)
3. Clearing Letter of Guarantee - Exhibit F(3)
4. User Agreement - Exhibit F(4)
5. Routing Agreement for Members - Exhibit F(5)
6. Exchange Data Vendor Agreement - Exhibit F(6)
7. Service Bureau Information Form - Exhibit F(7)
8. Service Bureau Port Fee Agreement - Exhibit F(8)
9. Service Bureau Agreement - Exhibit F(9)
10. Waive-In Membership Application Form - Exhibit F(10)
11. Sponsored Access Information Form - Exhibit F(11)
12. Sponsoring Member Consent - Exhibit F(12)
13. Sponsored Participant Agreement - Exhibit F(13)
14. Extranet Data Redistribution Agreement - Exhibit F(14)
15. Market Maker Application - Exhibit F(15)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

DRAFT

BATS Y-Exchange, Inc.
Membership Application and Agreements

In order to join BATS Y-Exchange, Inc., an applicant Broker-Dealer ("Applicant") must complete and submit all materials listed on the Application Checklist below, to: BATS Y-Exchange, Inc. Attn: Membership Services, 8050 Marshall Drive, Suite 120, Lenexa, KS 66214.

APPLICATION CHECKLIST
☐ Membership Application (pages 2-4)
☐ Statutory Disqualification Notice (pages 5)
☐ Clearing Letter of Guarantee (only if you are not self-clearing) (page 6)
☐ User Agreement (pages 7-12)
☐ Routing Agreement (pages 13-16)
☐ Three Party Service Bureau Agreement (if applicable) (page 17)
☐ Most recent signed and notarized Form BD, including schedules & disclosure reporting pages
☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD®.
☐ Most recent audited annual financial statements, if applicable, including Independent Auditors' Report on Internal Control, and unaudited financial statements as of the last month end
☐ FOCUS Reports since last annual audit
☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation

Note: All application materials sent to BATS Y-Exchange, Inc. (the "Exchange") will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.6. If you have questions on completing the application, you may direct them to Membership Services at membershipservices@batstrading.com or 913-815-7002. In addition, please refer to the Exchange's website at www.batstrading.com for additional information regarding the membership process.

BATS Y-Exchange, Inc.
Membership Application and Agreements

GENERAL INFORMATION		
Date:	SEC BD Registration #:	CRD #:
Name of Applicant Broker-Dealer:		
Address of Principal Office:		
City:	State:	Zip:
BILLING ADDRESS		
Address of Billing Office:		
City:	State:	Zip:

BUSINESS CONTACT		BILLING CONTACT	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:
COMPLIANCE CONTACT		**TECHNICAL CONTACT**	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:
TRADING CONTACT		**SUPERVISOR OF AUTHORIZED TRADERS**	
Name:		Name:	
Title:		Title:	
CRD # (if applicable):		CRD # (if applicable):	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization:____________________ Federal Employer ID Number:____________________

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ________________________________

*Please contact Membership Services for more information on becoming a Market Maker on the Exchange.

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

- ☐ NYSE Amex (AMEX)
- ☐ BATS Exchange, Inc. (BATS)
- ☐ NASDAQ BX (BX)
- ☐ Chicago Board Options Exchange (CBOE)
- ☐ Chicago Stock Exchange (CHX)
- ☐ National Stock Exchange (NSX)
- ☐ Financial Industry Regulatory Authority (FINRA)
- ☐ NASDAQ (NQX)
- ☐ New York Stock Exchange (NYSE)
- ☐ NASDAQ PHLX (PHLX)
- ☐ NYSE Arca, Inc. (ARCA)
- ☐ International Securities Exchange (ISE)

Name of Applicant's Designated Examining Authority (DEA): ______________________________

ADDITIONAL INFORMATION

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attached an additional sheet if more space is needed):

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: ____________________

FINRA: ____________________

Other: ____________________ Name of regulator: ______________________________

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17-a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If so, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If so, please state the following:

Name of insurance carrier: ______________________________

Amounts of coverage: ______________________________

Effective date of the bond: ______________________________

AML COMPLIANCE OFFICER		
Pursuant to Exchange Rule 5.6, each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA required to comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA Rule.		
Name:	Title:	
Business Address:		
Phone:	Fax:	Email:
PRINCIPAL REGISTRATION		
The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders to register at least two (2) Series 24 qualified Principals. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See Exchange Rule 2.4, Interpretation and Policy .01 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange to comply with these requirements.		
DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	CRD #:	
Business Address:		
Phone:	Fax:	Email:
DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	CRD #:	
Business Address:		
Phone:	Fax:	Email:
DESIGNATED SERIES 27 LICENSED PRINCIPAL		
Name:	CRD #:	
Business Address:		
Phone:	Fax:	Email:

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the exchange.

(3) The exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

____

Applicant Broker-Dealer

____________________________________ __________________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor | Date

____________________________________ __________________________

Print Name | Title

BATS Y-Exchange, Inc.
Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), BATS Y-Exchange, Inc. ("Exchange") may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ **Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.**

☐ **Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.***

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

________________________________ ____________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor | Date

________________________________ ____________________

Print Name | Title

DRAFT

BATS Y-Exchange, Inc.
Clearing Letter of Guarantee

NOTICE OF CONSENT – To be completed by Clearing Member of Applicant Broker-Dealer

In connection with the qualification of ____ ("Member") as a member of BATS Y-Exchange, Inc. ("Exchange") and pursuant to Exchange Rule 11.15, as may be amended or re-numbered from time to time, the undersigned Clearing Firm represents that it is a member of the Exchange and the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned Clearing Firm accepts full responsibility for clearing and settling any and all transactions made by the Member and/or such persons having access to the Exchange pursuant to a sponsorship arrangement with the Member to the extent such transactions are executed on the Exchange or on other markets after being routed away from the Exchange.

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange Rules and may be relied upon by Exchange. This Notice of Consent shall be subject to Exchange Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Firm.

____
Clearing Firm (Broker-Dealer Name)

____
NSCC Clearing #

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____
Print Name/Title

____
Date

BATS Y-Exchange, Inc.
User Agreement

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Y-Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the user referenced below ("User").

1. **Term of the Agreement.** This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services.** Subject to the terms and conditions of this Agreement, User will have the right to access Exchange to enter orders on Exchange, receive status updates on orders, cancel orders, execute trades against orders on the Exchange limit order book and to receive data feeds from Exchange ("Exchange Data") containing information regarding User's open orders, executions and volume on Exchange (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Exchange to continue any aspect in its current form. Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use Exchange in accordance with Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. Exchange reserves the right to modify or change the Services provided Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance.** Except as otherwise provided herein, with respect to all orders submitted to Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use Exchange only if and when it is duly authorized to use Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of Exchange and the use of Exchange by any of its employees, customers or agents or, if User is a member of Exchange, by any person which has entered into a sponsorship arrangement with User to use Exchange (a "Sponsored Participant"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User and/or any Sponsored Participant(s); and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

4. **Monitoring.** User acknowledges and agrees that Exchange will monitor the use of Exchange by User for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions.** User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.17, as may be amended or re-numbered from time to time).

6. **Sponsored Participants.** Notwithstanding Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of Exchange, as a condition to initiating and continuing access to Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of Exchange establishing proper relationship(s) and account(s) through which User may trade on Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in Exchange Rules.

7. **Connectivity.** User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. **Market Data.** User hereby grants to Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into Exchange ("User's Data") for the following purposes: within Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of Exchange); and for use within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange will not violate any applicable law or regulation.

9. **Restrictions on Use; Security.** Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's employee, customer, agent or Sponsored Participant. User accepts full responsibility for its employees', customers', agents' and Sponsored Participants' use of Exchange, which use must comply with Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identifies the information as originating from Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Vendor Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. Exchange shall not include in the operation of Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. **Information.**

(a) Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. Clearly Erroneous Trade Policy. User has read and agrees to the terms stipulated in Exchange Rule 11.17 (Clearly Erroneous Executions), as Exchange may amend or re-number from time to time.

12. Corporate Names; Proprietary Rights. Exchange and User each acknowledge and agree that Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. Fees. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User. User agrees to indemnify and hold harmless Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Exchange's willful misconduct, fraud or breach of Exchange's obligations under this Agreement.

18. Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination. User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, Exchange may suspend or terminate the Services to User immediately if it determines, in Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Exchange determines to be detrimental to Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is retransmitting or republishing Exchange Data without the prior approval of Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease.

The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

20. Acknowledgement of SRO Obligations. Exchange represents: (i) that Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that Exchange, as a self-regulatory organization, comply with the Act; and (iv) that Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of Exchange. Accordingly, User agrees that Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. Assignment. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without Exchange's prior approval, which will not be unreasonably withheld. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. Amendment. Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User:______________________________

Signature:__________________________
Printed Name:_______________________
Title:______________________________
Select type of User:

☐ Exchange Member

☐ Sponsored Participant

If Sponsored Participant, name of Sponsoring Member: ________________________

BATS Y-Exchange, Inc.

Signature:__________________________
Printed Name:_______________________
Title:______________________________
Date: ______________________________

BATS Trading, Inc.
Securities Routing Agreement

Provided that User is a Member or Sponsored Participant of a Member of BATS Y-Exchange, Inc. ("Exchange") and subject to a valid, ongoing User Agreement with Exchange, BATS Trading, Inc. (hereinafter "BATS Trading"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas BATS Trading provides certain order routing services for Exchange, and User desires to use the order routing facilities of Exchange, for good and valuable consideration, User and BATS Trading agree as follows:

1. **Routing Services.** BATS Trading, a wholly owned subsidiary of BATS Global Markets, Inc., agrees to act as agent for User for routing orders entered into Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. **Orders Not Eligible For Routing Services.** User agrees that BATS Trading will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. **Cancellation; Modification Of Orders.** User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside Exchange will be processed by BATS Trading subject to the applicable trading rules of the relevant market center.

4. **Transmission Of Order Instructions.** User agrees that all orders on its behalf must be transmitted to BATS Trading through Exchange. User agrees that Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to BATS Trading and for receiving notice regarding such orders. BATS Trading shall be entitled to rely upon and act in accordance with any order instructions received from Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by BATS Trading to Exchange. User shall be notified of such executions through Exchange.

5. **Clearance And Settlement.** User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by BATS Trading shall be automatically processed by Exchange for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by BATS Trading shall be cleared and settled, using the relevant sponsoring Exchange Member's mnemonic (or its clearing firm's mnemonic, as applicable) and such Exchange Member retains responsibility for the clearance and settlement of all such orders.

6. **Information.**

(a) Confidentiality. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. BATS Trading will not disclose the identity of User or User's customers to any of Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over BATS Trading,

Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by BATS Trading without the express, prior written authorization of BATS Trading. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. Term Of Agreement. This Routing Agreement will be effective as of the date executed by BATS Trading on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. BATS Trading may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member or Sponsored Participant of Exchange or otherwise authorized to access Exchange. Upon the termination of this Routing Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

8. Indemnity. User agrees to indemnify, defend and hold BATS Trading harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of BATS Trading routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from BATS Trading's willful misconduct, fraud or breach of BATS Trading's obligations under this Routing Agreement.

9. Indemnification by BATS Trading. BATS Trading agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of BATS Trading, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. DISCLAIMER OF WARRANTY. ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY BATS TRADING, EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. **NO LIABILITY FOR TRADES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT BATS TRADING IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, NEITHER BATS TRADING, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF BATS TRADING TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

12. **NO CONSEQUENTIAL DAMAGES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL BATS TRADING OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF BATS TRADING, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. **Assignment.** User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without BATS Trading's prior approval, which will not be unreasonably withheld. BATS Trading may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. **Force Majeure.** Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither BATS Trading nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. **Arbitration.** In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. Amendment. BATS Trading, or Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that Exchange distributed the initial notice. BATS Trading, or Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by BATS Trading after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. Miscellaneous. All notices or approvals required or permitted under this Routing Agreement must be given in writing to BATS Trading at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between BATS Trading and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Routing Agreement to be executed by their duly authorized officers.

User:______________________________

Signature:__________________________
Printed Name:_______________________
Title:______________________________
Select type of User:

☐ Exchange Member

☐ Sponsored Participant

If Sponsored Participant, name of Sponsoring Member: ________________________

BATS Trading, Inc.

Signature:__________________________
Printed Name:_______________________
Title:______________________________
Date: ______________________________

EXCHANGE DATA VENDOR AGREEMENT

This Exchange Data Vendor Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Y-Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the data recipient referenced below ("Data Recipient").

1. **Exchange Users.** If Data Recipient has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement") pursuant to which Data Recipient has the right to access the Exchange to, among other things, receive data feeds from the Exchange for internal use only, then this Agreement shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference. All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement in addition to the rights granted to User Data Recipient under the User Agreement.

2. **Other Recipients.** If Data Recipient has not entered into a User Agreement with the Exchange, by signing this Agreement, Data Recipient has the right to access the Exchange to receive data feeds from the Exchange for internal purposes and for retransmission as expressly described below.

3. **Retransmission of Exchange Data.** Exchange hereby grants to Data Recipient the non-exclusive and non-transferable right to: (a) copy, store, process, commingle, and use any data received from the Exchange ("Exchange Data"), including, but not limited to, the right to create ratios, calculations, new original works, and statistics from Exchange Data (including highs and lows), and (b) redistribute Exchange Data in any form by means of any current or future product or service of the Data Recipient in any media, in whole or in part, if and only if such redistribution is either (A) without charge by Data Recipient, or (B) subject to a flat fee payable to Data Recipient for access to market data generally (including market data collected by Data Recipient from other sources) such that the fee is not payable, in whole or in part, specifically for access to Exchange Data. Data Recipient shall ensure that, to the extent technically practicable, the Exchange Data is clearly attributed as originating from the Exchange.

4. **Proprietary Nature of Exchange Data.** Exchange represents that Exchange Data constitutes valuable proprietary information and rights of the Exchange. Data Recipient expressly acknowledges and agrees that: (i) as between the Exchange and Data Recipient, the Exchange has the exclusive property rights in and to Exchange Data; and (ii) Data Recipient has no proprietary rights in and to the Exchange Data.

5. **Right to Deny Distribution.** The Exchange retains the right to direct Data Recipient to terminate any external transmission (i.e., to a third party site) or distribution of Exchange Data for any reason or no reason, in which event the Exchange shall notify Data Recipient and Data Recipient shall cease retransmitting Exchange Data as soon as commercially practicable.

6. **Changes to Exchange Data; Fees.** Data Recipient acknowledges that the Exchange, in its reasonable discretion, may choose to discontinue its transmission of any or all Exchange Data or to change the nature or transmission format of Exchange Data at any time. Exchange will use commercially reasonable efforts to provide Data Recipient with reasonable advance notice of such discontinuation or changes. Data Recipient agrees to make timely payment of fees charged specifically for linking to Exchange in order to receive Exchange Data ("Port Fees"), as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be set forth in Exchange Rules or posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Data Recipient will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of transmission of Exchange Data by Exchange to Data Recipient. Data Recipient agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including Port Fees applicable to Data Recipient, with 48 hours prior notice to Data Recipient (delivered via e-mail and posted to the Exchange web site). If the Exchange imposes any other fees in

connection with Exchange Data or the provision thereof, then this Agreement shall terminate and the Exchange will provide new agreements to all parties that would like to continue receiving Exchange Data. Exchange will use commercially reasonable efforts to provide Data Recipient reasonable advance notice of such termination and the imposition of fees.

7. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated on not less than 30 days' written notice given by either party to the other. Upon termination of this Agreement for any reason, the Data Recipient shall have the right to continue using in its services and databases the Exchange Data received from Exchange during the term of this Agreement. The following Sections will survive the termination or expiration of this Agreement for any reason: 4, 7, 8, 9, 10, 11, 13, 14, 15, 16 and 17.

8. **Requirements of Self-Regulatory Organization; Actions To Be Taken In Fulfillment of Statutory Obligations.** Exchange represents, warrants and covenants that: (1) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (2) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (3) Section 19(g)(1) of the Act mandates that the Exchange, as a self-regulatory organization, comply with: (a) the Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time; (b) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (c) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other requirements, whether promulgated by the United States or any other applicable jurisdiction (including in the area of intellectual property) (collectively, the "Exchange Requirements"); (4) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (5) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Data Recipients, subject to applicable Exchange Requirements. Accordingly, Data Recipient agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use Exchange Data. The Exchange shall undertake reasonable efforts to notify Data Recipient of any such condition, modification or termination, and Data Recipient shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Data Recipient is a Member of the Exchange, as that term is defined in the Exchange's rules, then Data Recipient expressly acknowledges and agrees that: (i) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a Member of the Exchange; (ii) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (iii) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's Exchange membership in accordance with the Exchange Requirements. In addition, Exchange represents, warrants and covenants that it will treat all parties that receive Exchange Data in a non-discriminatory manner including, without limitation, with respect to this Section 8 as well as Sections 3, 5 and 6 of this Agreement.

9. **LIMITATION OF LIABILITY/DISCLAIMER OF WARRANTIES.** Absent fraud or willful misconduct by Exchange or a claim arising out of Exchange's indemnification obligation, the Exchange, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Data Recipient or its affiliates, or any recipient of Exchange Data retransmitted by Data Recipient or its affiliates, for any inaccurate or incomplete Exchange Data, nor for any delays, interruptions, errors, or omissions in the furnishing thereof, nor for any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT THE EXCHANGE DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. THE EXCHANGE, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE TO DATA RECIPIENT, OR ANY RECIPIENT OF EXCHANGE DATA REDISTRIBUTED BY DATA RECIPIENT, FOR ANY CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES, INCLUDING BUT NOT

LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING OUT OF THIS AGREEMENT.

10. Indemnification by Data Recipient. Absent fraud or willful misconduct by Exchange or a claim arising out of Exchange's indemnification obligation, Data Recipient and its affiliates agree to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, any related persons and entities, from and against all expenses and costs and damages (including reasonable legal fees and expenses), direct, consequential and/or incidental in nature, claims, demands, proceedings, suits, and actions brought by third parties resulting from, in connection with, or arising out of any redistribution of Exchange Data by Data Recipient or its affiliates, and for any failure by Data Recipient or its affiliates to comply with its obligations under this Agreement; provided that: (i) Exchange promptly notifies Data Recipient in writing of the claim; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates; and (iii) Exchange reasonably cooperates to facilitate such defense.

11. Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless Data Recipient and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange Data, or Data Recipient's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right; provided that: (i) Data Recipient promptly notifies Exchange in writing of the claim; (ii) Exchange shall have sole control of the settlement and defense of any action to which this indemnity relates; and (iii) Data Recipient reasonably cooperates to facilitate such defense.

12. Assignment. Data Recipient may not assign this Agreement without the prior written consent of Exchange, provided, however, that Exchange shall not unreasonably withhold such consent. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Data Recipient.

13. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

14. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

15. Use of Name. Exchange shall not advertise, publicly announce or otherwise state that it is providing services to Data Recipient or its affiliates without the prior written consent of Data Recipient. Without limiting foregoing, without prior written consent, Exchange shall not use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients or in its web site displays.

16. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to Data Recipient at its last reported principal office address or other address, if specified below. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings.

17. Affiliates. Notwithstanding anything to the contrary in this Agreement, any affiliate of the Data Recipient is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other affiliate of the Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Agreement. For purposes of this Agreement, an "affiliate" of Data Recipient shall include any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. The Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Agreement to any affiliate of the Data Recipient or an authorized third party agent, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with this Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Data Recipient: ______________________	BATS Y-Exchange, Inc.
Signature: ______________________	Signature: ______________________
Printed Name: ______________________	Printed Name: ______________________
Title: ______________________	Title: ______________________
	Date: ______________________

Select Type of Data Recipient:

☐ Exchange Member ☐ Sponsored Participant ☐ Other (please complete below)

EXCHANGE DATA RECIPIENT INFORMATION			BILLING ADDRESS		
Firm:			Firm:		
Address:			Address:		
City:	State:	Zip:	City:	State:	Zip:
BUSINESS CONTACT			**BILLING CONTACT**		
Name:			Name:		
Email:			Email:		
Phone:	Fax:		Phone:	Fax:	

BATS
Making Markets Better

SERVICE BUREAU INFORMATION

SERVICE BUREAU INFORMATION			
Firm:			
Address:			
City:		State:	Zip:

BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

BILLING ADDRESS			BILLING CONTACT	
Firm:			Name:	
Address:			Email:	
City:	State:	Zip:	Phone:	Fax:

PORT SELECTION

Port Type:	☐ FIX	☐ TOP	☐ PITCH	☐ FAST PITCH	☐ MULTICAST PITCH	☐ DROP	☐ FIX DROP
Quantity:	______	______	______	______	______	______	______

CONNECTIVITY

Which connectivity option will you use? (check one)

☐ VPN ☐ Cross Connect ☐ Extranet:____________________ ☐ Other:__________________

What type of connections are you requesting? ☐ Test ☐ Production

AUTHORIZATION

This form is governed by all of the terms and conditions set forth in the BATS Y-Exchange, Inc. Service Bureau Agreement. The persons listed above are the only individuals authorized to order or update services at BATS on behalf of the Service Bureau. Please contact Membership Services at 913.815.7002 or email membershipservices@batstrading.com to add or delete authorized contacts.

BATS provides a best effort attempt to cancel all open orders from a Member/Service Bureau upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by BATS will be error free or operate without interruption. By signing below, you agree and acknowledge that BATS is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the BATS Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Service Bureau:	Date:
Print Name / Title:	Signature:

SERVICE BUREAU PORT FEE AGREEMENT

This Service Bureau Port Fee Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and between BATS Y-Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the Authorized Service Bureau referenced below ("Service Bureau").

1. **Rights of Service Bureau.** Exchange has granted to Service Bureau the non-exclusive and non-transferable right to act as the Authorized Service Bureau for one or more Members of the Exchange pursuant to one or more Service Bureau Agreements.

2. **Exchange Users and Data Recipients.** If Service Bureau has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement") pursuant to which Service Bureau has the right to access the Exchange to, among other things, submit orders and receive internal use only data feeds from the Exchange and/or has entered into an Exchange Data Vendor Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "Data Agreement") pursuant to which Service Bureau has the right to receive and redistribute data feeds, then this Agreement shall be deemed to be a supplement to such agreements and all terms and provisions of such agreements which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference.

3. **All other Service Bureaus.** If Service Bureau has not entered into a User Agreement or Data Agreement with the Exchange, by signing this Agreement, Service Bureau has the right to access the Exchange to act as an Authorized Service Bureau only if in conformity with the requirements expressly described below.

4. **Port Fees.** Service Bureau agrees to make timely payment of fees charged specifically for linking to Exchange in order to act as an Authorized Service Bureau on behalf of one or more Members of the Exchange, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be set forth in Exchange Rules or posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between Exchange and Service Bureau. Service Bureau agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including Port Fees applicable to Service Bureau, with 48 hours prior notice to Service Bureau (delivered via e-mail and posted to the Exchange web site).

5. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated on not less than 24 hours written notice given by either party to the other.

6. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to Service Bureau at its last reported principal office address, unless Service Bureau designates a different address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Service Bureau:________________________	BATS Y-Exchange, Inc.
Signature:____________________________	Signature:____________________________
Printed Name:_________________________	Printed Name:_________________________
Title:_______________________________	Title:_______________________________
	Date:_______________________________

BATS Y-Exchange, Inc.
Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is between BATS Y-Exchange, Inc. ("Exchange") the Member of Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").
2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to Exchange on behalf of the Member.
3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its mnemonic entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on Exchange as a result of orders routed to Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to Exchange in error by the Service Bureau.
4. The Member understands and agrees that it is its sole responsibility to immediately notify Exchange in the event that it wishes to terminate this Agreement.
5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.
6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS THEREOF, THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

SERVICE BUREAU	MEMBER	BATS Y-EXCHANGE, INC.
______________	______________	______________
Signature	*Signature*	*Signature*
______________	______________	Tamara Schademann
Print Name	*Print Name*	*Print Name*
______________	______________	SVP / Chief Regulatory Officer
Title (must be officer)	*Title (must be officer)*	*Title*
______________	______________	______________
Name of Service Bureau	*Name of Firm*	*Date*
______________	______________	
Service Bureau Contact	*Date*	
______________	______________	
Phone Number of Contact Person	*MPID of Member*	

Updated __________, 2009

BATS Y-Exchange, Inc.
Waive-in Membership Application Form

An applicant for membership ("Applicant") with BATS Y-Exchange, Inc. ("Exchange") that is an active member of: (1) BATS Exchange, Inc., and (2) the Financial Industry Regulatory Authority ("FINRA"), or a registered national securities exchange other than BATS Exchange, Inc., shall, for a temporary 90-day period beginning on _____ and ending on ____, have the option, by submitting this Waive-In Membership Application Form to apply to become a Member of the Exchange.

Applicant must complete this Waive-In Membership Application Form, which should be sent, along with the documents listed below via certified or first class mail, or via courier or messenger service, to BATS Y-Exchange, Inc., 8050 Marshall Drive, Lenexa, KS, Attention: Membership Services. Questions regarding this Waive-In Membership Application should be directed to Membership Services, 913-815-7002.

In addition to this Waive-In Application Form, Applicant should submit the following:

- Exchange User Agreement, including Statutory Disqualification Notice.
- Clearing Letter of Guarantee if Applicant is not self-clearing.
- Routing Agreement if Applicant will use Exchange-provided routing services (optional)

Important: Each Applicant is required to update any information submitted as part of the application process that becomes inaccurate or incomplete after the submission of this Waive-In Membership Application Form.

General Information

Application Date:________________ Applicant Name:____________________________________

Applicant's CRD Number:__________ Applicant's Designated Examining Authority:________________

Self-Regulatory Organization ("SRO") Memberships

____ Applicant is a current member of BATS Exchange, Inc. (required)

Indicate below the other SROs of which the Applicant is a Member:

____ Chicago Board Options Exchange
____ Chicago Stock Exchange
____ FINRA (formerly NASD)
____ International Securities Exchange
____ NASDAQ
____ NASDAQ BX
____ NASDAQ PHLX
____ National Stock Exchange
____ New York Stock Exchange
____ NYSE Arca, Inc.
____ NYSE Amex

Supervision of Trading Activity on the Exchange

Provide the following information for the person primarily responsible for supervision of the firm's Authorized Traders.

Name: ________________________ Email: ________________________

Title: ________________________ Phone: ________________________

CRD#: ________________________ Fax: ________________________

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange;

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange or any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

____

Applicant Broker-Dealer

______________________________ ________________________

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor | Date

______________________________ ________________________

Print Name | Title

BATS Making Markets Better®

SPONSORED ACCESS INFORMATION

SPONSORING MEMBER INFORMATION	BUSINESS CONTACT
Firm:	Name:
Address:	Email:
City: State: Zip:	Phone: Fax:

SPONSORED PARTICIPANT INFORMATION	SPONSORED PARTICIPANT BILLING ADDRESS
Firm:	Firm:
Address:	Address:
City: State: Zip:	City: State: Zip:
BUSINESS CONTACT	**BILLING CONTACT**
Name:	Name:
Email:	Email:
Phone: Fax:	Phone: Fax:

PORT SELECTION

Port Type: ☐ FIX ☐ TOP ☐ PITCH ☐ FAST PITCH ☐ MULTICAST PITCH ☐ DROP ☐ FIX DROP

Quantity: _____ _____ _____ _____ _____ _____ _____

Is the Sponsored Participant allowed to enter Short Sales? ☐ Yes ☐ No

Is the Sponsored Participant allowed to enter Intermarket Sweep Orders? ☐ Yes ☐ No

What is the maximum dollar value per order? $________________

CONNECTIVITY

Which connectivity option will the Sponsored Participant use? (check one)

☐ VPN ☐ Cross Connect ☐ Extranet:____________________ ☐ Other:__________________

What type of connection(s) is the Sponsored Participant requesting? ☐ Test ☐ Production

CLEARING

Please list the MPID/DTCC # that the Sponsored Participant is permitted to use: _________ / _________

AUTHORIZATION

This form is governed by all terms and conditions set forth in the BATS Y-Exchange, Inc. Sponsored Participant Agreement. BATS provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by BATS will be error free or will operate without interruption. By signing below, you agree and acknowledge that BATS is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the BATS Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Sponsoring Member Firm:	Date:
Print Name / Title:	Signature:

BATS Y-Exchange, Inc.
Sponsoring Member Consent

We, ______________________________, a Member of the Exchange, are hereby notifying BATS Y-Exchange, Inc. ("Exchange") that we intend to be a Sponsoring Member providing access to a Sponsored Participant, as those terms are defined in Exchange Rule 11.3, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our mnemonic (or the mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. In that regard, we acknowledge and agree that we are acting as agent for the person submitting the order through sponsored access, and as such, that we are responsible for all related contractual and regulatory obligations. We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange.

In addition to Exchange Rule 11.3, we have further reviewed other provisions of the Rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. We understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

______________________________ ______________________________

Sponsoring Member Firm | Name of Clearing Broker (if applicable)

______________________________ ______________________________

Senior Officer Name/Title | Date

____

Signature

Sponsored Participant:

______________________________ ______________________________

Full Legal Name | CRD No (if applicable)

BATS Y-Exchange, Inc.
Sponsored Participant Agreement

On behalf of the Sponsored Participant, the undersigned agrees to comply with the BATS Y-Exchange, Inc. ("Exchange") Certificate of Incorporation, By-Laws, and Rules of the Exchange, and all written interpretations thereof, as if Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;
- shall enter into and maintain a Routing Agreement with BATS Trading, Inc., if it will use the routing services provided by that entity;
- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Exchange Rule 11.4 with respect to such Authorized Traders;
- shall familiarize its Authorized Traders with all of the its obligations under Exchange Rule 11.3 and will assure that they receive appropriate training prior to any use or access to the Exchange;
- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;
- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;
- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' use and access to the Exchange for compliance with the terms of this agreement; and
- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to applicable Exchange and regulatory fees.

[Remainder of page intentionally left blank]

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member, or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.3, and shall comply with the Exchange Rules, as amended.

Full Legal Name of Sponsored Participant: ____________________

CRD No (if applicable):____________________

____
Signature of Authorized Official, Partner, Managing Member or Sole Proprietor

____
Print Name

Title: ____________________

Date: ____________________

☐ Attached is a User Agreement executed by Sponsored Participant.

☐ Attached is a Sponsored Access Information Form executed by Sponsoring Member

☐ Attached is a Routing Agreement executed by Sponsored Participant (required only if Sponsored Participant plans on using BATS Trading, Inc. for outbound routing).

Contact Information for Sponsored Participant:

Contact Name and Title:____________________

Business Address:____________________

Phone:__________ Fax:__________ Email:__________

Sponsoring Member:

Full Legal Name of Sponsoring Member:____________________

CRD No:____________________

DRAFT

BATS Y-Exchange, Inc.
Extranet Data Redistribution Agreement

1. **Parties to the Agreement.** This Extranet Data Redistribution Agreement (this "Agreement") is between BATS Y-Exchange, Inc. (the "Exchange") and the extranet data redistributor referenced below ("Redistributor").
2. **Access to and Redistribution of BATS Multicast PITCH Feed.** This Agreement authorizes Redistributor to access the Exchange in order to receive the BATS Multicast PITCH Feed (the "Feed") and to redistribute the Feed to Authorized Third Parties.
3. **Authorized Third Parties.** An Authorized Third Party is a party that: (1) has entered into an effective User Agreement or Exchange Data Vendor Agreement with the Exchange; and (2) has been approved by the Exchange to receive the Feed from Redistributor. In order for a party to be approved, Redistributor must submit a request to the Exchange at tradedesk@batstrading.com that includes the name and contact information of the party to whom the Feed will be redistributed. The Exchange will typically approve or reject a request within [two (2)] business days, but is under no obligation to respond within that time frame. Where a request is rejected by the Exchange, Redistributor may not redistribute the data to the associated party.
4. **List of Authorized Third Parties.** Redistributor shall maintain, keep current, and provide to the Exchange upon request, a list of Authorized Third Parties that receive the Feed from Redistributor.
5. **Right to Deny Redistribution.** The Exchange retains the right to direct Redistributor to terminate any external transmission or redistribution of the Feed for any reason or no reason, in which event the Exchange shall notify Redistributor and Redistributor shall cease redistributing the Feed as soon as commercially practicable.
6. **Discontinuance and Changes to Exchange Data.** Redistributor acknowledges that the Exchange, in its reasonable discretion, may choose to discontinue its distribution of the Feed or to change the nature or distribution format of the Feed at any time. Exchange will use commercially reasonable efforts to provide Redistributor with reasonable advance notice of such discontinuation or changes.
7. **Term and Termination.** This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon [twenty-four (24) hours] written notice.
8. **Choice of Law.** This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

EXTRANET DATA REDISTRIBUTOR

____
Signature

____
Print Name

____
Title (must be officer)

____
Name of Firm

BATS Y-EXCHANGE, INC.

____
Signature

____
Print Name

____
Title

____
Date

BATS Y-Exchange, Inc.
Market Maker Registration Application

BROKER-DEALERS APPLYING TO BECOME MARKET MAKERS REGISTERED WITH BATS Y-EXCHANGE, INC. ("BATS YX" OR THE "EXCHANGE") MUST COMPLETE THE FOLLOWING APPLICATION. THE EXCHANGE MAY REQUIRE ADDITIONAL INFORMATION FROM AN APPLICANT PRIOR TO DETERMINING WHETHER TO REGISTER SUCH APPLICANT AS A MARKET MAKER.

Completed applications can be sent by e-mail (membershipservices@batstrading.com); fax (913.815.7119) or mail: BATS YX, Attn. Membership Services, 8050 Marshall Dr. Ste. 120, Lenexa, KS 66214

SECTION I. FIRM INFORMATION

A. NET CAPITAL

Excess Net Capital Amount:______________________________ As of Date:______________________

☐ Most recent Quarterly FOCUS report enclosed

B. SECURITIES

Estimate the number of securities in which the applicant Intends to become registered as a Market Maker:

____

C. OTHER BUSINESS ACTIVITIES

☐ Public Securities Business ☐ Investment Banking ☐ Dealer / Specialist

☐ Options Market Maker ☐ Other ______________________________

D. INFORMATION BARRIERS

☐ The applicant does not receive customers orders.

☐ The applicant receives customer orders and represents to the Exchange that it has instituted an information barrier between its market making operation and customer business. **If this box is checked, the applicant must submit to the Exchange a copy of its written policies and procedures relating to such information barrier.**

☐ The applicant receives customer orders and has not instituted an information barrier between its market making operation and customer business. **If this box is checked, the applicant must submit to the Exchange a copy of its written policies and procedures relating to the handling of customer orders in relation to its market making business, e.g., procedures addressing compliance with SEC Rule 604.**

E. OTHER AFFILIATIONS

Is the applicant a dealer / specialist or Market Maker on a registered national securities exchange or association?

☐ Yes ☐ No

If yes, please provide a list of the other registered national securities exchanges or associations on which the applicant is a dealer / specialist or Market Maker: ______________________________

____

BATS Y-Exchange, Inc.
Market Maker Registration Application

SECTION II. MARKET MAKER AUTHORIZED TRADERS

To be eligible for registration as a MMAT, as defined in BATS YX Rule 1.5(l), a person must successfully complete the General Securities Representative Examination (Series 7).[1] Complete as many forms of this page as necessary.

--MARKET MAKER AUTHORIZED TRADER

Full Name: ______________________ SSN: __________ Date of Birth: __________

Series 7 Qualification: ☐ Yes ☐ No CRD ID# ______________________

☐ Form U4 is current and accessible for this person on Web CRD; or

☐ Proof of passing Series 7 Test is enclosed.

--MARKET MAKER AUTHORIZED TRADER

Full Name: ______________________ SSN: __________ Date of Birth: __________

Series 7 Qualification: ☐ Yes ☐ No CRD ID# ______________________

☐ Form U4 is current and accessible for this person on Web CRD; or

☐ Proof of passing Series 7 Test is enclosed.

--MARKET MAKER AUTHORIZED TRADER

Full Name: ______________________ SSN: __________ Date of Birth: __________

Series 7 Qualification: ☐ Yes ☐ No CRD ID# ______________________

☐ Form U4 is current and accessible for this person on Web CRD; or

☐ Proof of passing Series 7 Test is enclosed.

--MARKET MAKER AUTHORIZED TRADER

Full Name: ______________________ SSN: __________ Date of Birth: __________

Series 7 Qualification: ☐ Yes ☐ No CRD ID# ______________________

☐ Form U4 is current and accessible for this person on Web CRD; or

☐ Proof of passing Series 7 Test is enclosed.

---

[1] in exceptional cases and where good cause is shown, the Exchange may waive such requirement; contact Membership Services at (913) 815-7002 for more information regarding requesting a waiver of the Series 7 requirement.

EXHIBIT G

Exhibit G

Exhibit Request:

A complete set of all forms of financial statements, reports or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users. Provide a table of contents listing the forms included in this Exhibit G.

Response:

As broker-dealers, Members of the Exchange will be required to comply with the Commission's net capital and customer protection rules set forth in Rules 15c3-1 and 15c3-3 of the Securities Exchange Act of 1934, as amended. *See also*, proposed Exchange Rules 2.5, 3.6(e), 3.8, 3.17 and 3.20. In addition, a Member that fails or is unable to perform any of its contracts or is insolvent is required to immediately notify the Exchange in writing. Moreover, whenever it appears that a Member has failed to perform its contracts, is insolvent or in such other financial and operating condition or is conducting its business in a manner that is not safe to customers, creditors and other Members of the Exchange, the Chief Regulatory Officer of the Exchange may summarily suspend the Member. *See* proposed Exchange Rule 7.1.

Other than those forms and financial statements required to be submitted with an application for Exchange membership (see Exhibit F), the Exchange will not have specific forms of financial statements, reports or questionnaires required of its Members with respect to financial responsibility or minimum capital requirements.

EXHIBIT H

Exhibit H

Exhibit Request:

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Response:

BATS Y-Exchange does not intend to offer original listing on the Exchange upon commencement of operations, but rather, intends on trading only securities that have been admitted pursuant to unlisted trading privileges. For a description of the listing standards for BATS Y-Exchange, Inc. please refer to Chapter XIV of the Exchange's Proposed Rules. *See* Exhibit B, *supra*. These listing standards are substantially similar to the listing standards used by BATS Exchange, Inc., as well as the ISE Stock Exchange, LLC, the equities trading facility of the International Securities Exchange.

EXHIBIT I

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

BATS Y-Exchange, Inc., the applicant, was recently formed, and thus, does not yet have audited financial statements for the latest fiscal year. The Exchange will file pro forma financial statements when it is closer to commencing operations as a national securities exchange.

EXHIBIT J

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

The Exchange will initially be managed by the same individuals who manage BATS Exchange, Inc. Accordingly, the anticipated initial officers of the Exchange are all current officers of BATS Exchange, Inc. In addition, subject to the eligibility criteria and the nomination and election provisions of the proposed Exchange By-Laws, the Exchange will likely have certain Directors that serve on its Board and also serve as Directors on the Board of BATS Exchange, Inc.

1. Officers

On a temporary basis, Joe Ratterman has been appointed as the President and Chief Executive Officer of the Exchange entity, Tami Schademann has been as appointed as the Secretary, and Chris Isaacson has been appointed as the Treasurer. Prior to commencing operation as an Exchange, and pursuant to the Certificate of Incorporation and By-Laws of the Exchange, the Exchange's Board of Directors will likely appoint the individuals listed below as Initial Officers of the Exchange. Officers shall be appointed by the Board on an annual basis. These individuals will serve in these positions until their successors are appointed in accordance with the Certificate of Incorporation and By-Laws. Officers of the Exchange will serve at the pleasure of the Board of Directors.

Initial Officers

Name:	Title:	Date of Commencement
Joe Ratterman	Chief Executive Officer, President	[UPON APPROVAL]
Chris Isaacson	Senior Vice President, Chief Operating Officer, Treasurer	[UPON APPROVAL]
Tami Schademann	Senior Vice President, Chief Regulatory Officer, Secretary	[UPON APPROVAL]
Eric Swanson	Senior Vice President, General	

	Counsel	
Craig Perrigo	Chief Financial Officer	[UPON APPROVAL]
Phil Ratterman	Vice President Software Development	[UPON APPROVAL]
Charles Randy Williams	Vice President, Sales & Communications	[UPON APPROVAL]
Jeromee Johnson	Vice President, Market Development	[UPON APPROVAL]
Anders Franzon	Vice President, Associate General Counsel	[UPON APPROVAL]

2. Directors

On a temporary basis, Joe Ratterman has been appointed as the sole director of the Exchange entity. Upon the approval of BATS Y-Exchange's Form 1 Application for Registration as a National Securities Exchange by the Commission, BATS Global Markets, Inc. ("BATS Global Markets"), as the sole owner of the common stock in the Exchange, will elect directors in accordance with the Certificate of Incorporation and By-Laws of the Exchange and of BATS Global Markets. Directors of the Exchange will serve staggered, three-year terms. The initial directors of the Exchange will likely be the persons listed below:

Initial Directors

Chairman:	[TO BE PROVIDED]
Member Representative:	[TO BE PROVIDED]
Member Representative:	[TO BE PROVIDED]
Industry:	[TO BE PROVIDED]
Industry:	[TO BE PROVIDED]
Non-Industry (Independent):	[TO BE PROVIDED]
Non-Industry:	[TO BE PROVIDED]
Non-Industry:	[TO BE PROVIDED]
Non-Industry:	[TO BE PROVIDED]
Non-Industry:	[TO BE PROVIDED]

3. Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board. Upon the approval of BATS Y-Exchange's Form 1 Application for Registration as a National Securities Exchange by the Commission, and after the election of the Board, the Chairman, with the approval of the Board, shall appoint persons to sit on the standing committees of the Board, consistent with the Exchange's By-Laws.

EXHIBIT K

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

BATS Y-Exchange will be wholly-owned by BATS Global Markets, Inc. ("BATS Global Markets"). BATS Global Markets will exercise "control" over the Exchange, as that term is defined in the Form 1 instructions. BATS Global Markets will acquire its interest in the Exchange closer to the time of anticipated operation of the Exchange.

EXHIBIT L

Exhibit L

Exhibit Request:

Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Response:

Membership on the Exchange will be open to any registered broker or dealer or any natural person associated with a registered broker or dealer. Any person may become an associated person of a Member of the Exchange. Exchange Members will be entitled to enter and view orders to buy and sell securities listed or admitted to unlisted trading privileges on the Exchange in accordance with Exchange Rules.

To become a Member of the Exchange, or continue as a Member of the Exchange, a person: (1) if other than a natural person, must be a registered broker or dealer, (2) if a natural person, must be either a registered broker or dealer or associated with a registered broker or dealer, (3) must be a member of another self-regulatory organization other than the Exchange's affiliate BATS Exchange, Inc., (4) must either be a member of a registered clearing agency qualified by the Exchange or clear transactions through a member of such a qualified clearing agency, (5) must not be subject to a statutory disqualification (except pursuant to an order of the Securities and Exchange Commission permitting such membership), (6) must meet the standards of training, experience and competence as the exchange may prescribe, (7) must comply with Rule 15c3-1 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and other financial responsibility and operational capability requirements that may be established by the Exchange, (8) must be able to comply with the rules of the Exchange, including rules related to the maintenance of appropriate books and records, (9) must be able to demonstrate adequate systems capability, capacity, integrity and security, (10) must not be subject to unsatisfied material liens, judgments, and claims, (11) must not have been subject to any bankruptcy, receivership or arrangement for the benefit of creditors within a three year period, (12) must not have established a pattern of failure to pay just debts or defaulted, without reasonable explanation, on an obligation to another self-regulatory organization or member thereof, and (13) must not have engaged in acts or practices inconsistent with just and equitable principles of trade. Members may be suspended for failure to pay Exchange dues, fees and assessments, or if they have been expelled or suspended from membership, or association in another self-regulatory organization.

As proposed, the Exchange will require registration of Authorized Traders, who are required to pass the General Securities Representative Examination ("Series 7" or equivalent foreign examination module approved by the Exchange). *See* proposed Exchange Rule 2.5, Interpretation and Policy .01(c) and proposed Exchange Rule 11.4(e). In addition, as proposed, the Exchange will require Members to register certain associated persons with the Exchange who have passed the General Securities Principal Examination ("Series 24") and the Financial and

Operations Principal Examination ("Series 27"). *See* proposed Exchange Rule 2.5, Interpretation and Policies .01(d) and (e). The Exchange's affiliated national securities exchange, BATS Exchange, Inc., may make modifications to its registration rules over the next several months that would result in a difference in registration requirements between the two exchanges. Because the Exchange intends to have registration rules identical to those of BATS Exchange, Inc., it represents that it will incorporate any such changes to its Rules prior to commencing operations as a national securities exchange.

Applicants for membership on the Exchange will be required to complete a membership application agreeing, among other things, to comply with the By-Laws, Rules and interpretations of the Exchange. Existing members of other SROs that are also current members of BATS Exchange, Inc. will, for a short time prior to and immediately after the commencement of trading on the Exchange, be permitted to submit a short-form waive-in membership application form. Membership applications will be reviewed by the Exchange staff. Denials of membership by the staff may be appealed pursuant to the Adverse Action procedures set forth in Chapter X of the Exchange's proposed Rules.

The Exchange may revoke the membership of a Member or an associated person whenever it has reason to believe that such Member fails to meet the membership qualification requirements of the Exchange.

Persons subject to suspension or termination with regard to access to the Exchange will be afforded an opportunity to be heard under Exchange Rules governing adverse actions. Persons applying for a hearing pursuant to these rules will be required to do so within 15 business days after being notified of such action. Applicants are permitted to submit any additional documents, statements, arguments or other materials in support of their application. Hearings will be held by the Appeals Committee, which will render its decision on the matter in writing. Decisions of the Appeals Committee will be subject to review by the Board of Directors of the Exchange either on its own motion or upon the written request of an applicant. The Board may affirm, reverse or modify, in whole or in part, the decision of the Appeals Committee.

A more detailed description of the Exchange's Adverse Actions procedure is set forth in Chapter X of the Exchange's proposed rules.

It is the Exchange's intention to enter into a regulatory services agreement with another self-regulatory organization, such as the Financial Industry Regulatory Authority ("FINRA"), to conduct various regulatory services on behalf of the Exchange. In addition, it is the Exchange's intention to file with the Commission a plan setting forth the allocation of certain regulatory responsibilities between itself and one or more other self-regulatory organizations pursuant to Rule 17d-2 of the Exchange Act.

EXHIBIT M

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name,**
2. **Date of election to membership or acceptance as a participant, subscriber or other user,**
3. **Principal business address and telephone number,**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and**
6. **The class of membership, participation or subscription or other access.**

Response:

BATS Y-Exchange has not commenced operations and currently has no Members.

EXHIBIT N

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

BATS Y-Exchange has not commenced operations and, therefore, it has no securities that are listed or traded pursuant to unlisted trading privileges. As explained in Exhibit E, the Exchange will not list securities initially, though it may do so in the future.

Upon the effectiveness of its Form 1 Application for Registration as a National Securities Exchange, the Exchange intends to allow trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(41) of Regulation NMS) through BATS Y-Exchange. BATS Y-Exchange also plans to allow trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including exchange-traded funds or ETFs, through BATS Y-Exchange. All securities that BATS Y-Exchange will trade through the BATS Y-Exchange System are "NMS stocks", as such term is defined in Rule 600(b)(47) of Regulation NMS, and will be, at least initially, admitted pursuant to unlisted trading privileges.